

June 29, 2021

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*     ***Cboe EDGX Exchange, Inc.***
          ***Form 1 Amendment***

Dear Ms. Marshall:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M, and N currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Kyle Murray*

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 06/29/21

Enclosures

---

[1] This submission serves as the required annual submission of Exhibits D, I, K, M, & N.  See Attachment for a comprehensive list of updates to these Exhibits

# **Attachment**

*Summary of changes made to Exhibit D:*
- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/20)

*Summary of changes made to Exhibit I:*
- Updated audited financial statements of Cboe EDGX Exchange, Inc. (as of 12/31/20)

*Summary of changes made to Exhibit K:*
- No changes since prior submission provided 06/2020

*Summary of changes made to Exhibit M:*
- Membership Termination:
  - Wolverine Securities, LLC has been terminated
- Name Change:
  - Gair Loch Enterprises Ltd. changed names to DRW Global Markets Ltd.

*Summary of changes made to Exhibit N:*
- Updated data as of 06/28/21

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>**06/29/21** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe EDGX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    21000467

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                              (913) 815-7119
    (Telephone)                                 (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray          VP, Associate General Counsel,  Cboe EDGX Exchange, Inc.    (913) 815-7121
    (Name)                        (Title)                      (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:   _X_ Corporation   _____ Sole Partnership   _____ Partnership
    _____ Limited Liability Company   _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        06/29/21                              Cboe EDGX Exchange, Inc.
    (MM/DD/YY)                                    (Name of Applicant)

By: *Kyle Murray*   [signature executed at 9:00am on 06/29/21]      Kyle Murray, VP, Associate General Counsel
    (Signature)                                    (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header_, __see header__ by ___see header__
                                        (Month)        (Year)        (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## Exhibit D

**Exhibit Request:**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

_____

1.	For the financial statements of Cboe ETF.com, Inc., Bats Global Markets Holdings Limited, BIDS Global Services LLC, BIDS Holdings LP, BIDS Trading Technologies Ltd., BIDS Trading Ltd., BIDS Trading LP, Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe UK Limited, Cboe Canada Holdings ULC, Cboe Europe B.V., Cboe Global Indices, LLC, CBOE Hong Kong Limited, Cboe Netherlands Services Company B.V., Cboe Building Corporation, Cboe Switzerland GbmH, Cboe Chi-X Europe Limited, Direct Edge LLC, EuroCCP, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Hanweck Associates, LLC, Hanweck Associates Limited, Hanweck Associates, PTE, LTD, Cboe FX Asia Pte. Limited, Cboe SEF, LLC, Cboe FX Europe Limited, Cboe FX Markets, LLC, Cboe FX Holdings, LLC, Bats Hotspot IB LLC, Index Pubs SA LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Omicron Acquisition Corp., Cboe Silexx, LLC, TCM Corp., Cboe III, LLC, Cboe Trading, Inc., TriAct Canada Marketplace LP and Cboe Vest, LLC.

2.	Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3.	Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4.	Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5.	Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6.      Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Clear Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2020
(unaudited)

**Cboe Exchange, Inc.**

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

**Cboe Exchange, Inc.**

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Independent Auditors' Report**

The Board of Directors
Cboe Exchange, Inc.:

We have audited the accompanying financial statements of Cboe Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Chicago, Illinois
June 15, 2021

**Cboe Exchange, Inc.**
Statement of Financial Condition
December 31, 2020
(In thousands, except share and per share amounts)

**Assets**

| | | |
|---|---|---:|
| Current assets: | | |
| Cash | $ | 519 |
| Accounts receivable | | 53,524 |
| Receivables from affiliates | | 455,065 |
| Other assets | | 16,907 |
| Total current assets | | 526,015 |
| | | |
| Investments | | 2,252 |
| Property and equipment--net of accumulated depreciation of $61,176 | | 2,489 |
| Data processing software--net of accumulated amortization of $54,287 | | 4,536 |
| Goodwill and intangibles, net | | 323 |
| Deferred income taxes, net | | 10,123 |
| Notes receivable, net | | 3,023 |
| Total assets | $ | 548,761 |

**Liabilities and Stockholder's Deficit**

| | | |
|---|---|---:|
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ | 41,230 |
| Section 31 fees payable | | 8,380 |
| Payables to affiliates | | 475,015 |
| Deferred revenue | | 7,206 |
| Total current liabilities | | 531,831 |
| | | |
| Unrecognized tax benefits | | 80,400 |
| | | |
| Stockholder's deficit: | | |
| Common stock, $0.01 par value: 1,000 shares authorized and outstanding | | - |
| Additional paid-in capital | | 21,855 |
| Accumulated deficit | | (85,325) |
| Total stockholder's deficit | | (63,470) |
| Total liabilities and stockholder's deficit | $ | 548,761 |

See accompanying notes to financial statements.

**Cboe Exchange, Inc.**
Statement of Income
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 440,984 |
| Access and capacity fees | | 70,893 |
| Market data fees | | 20,606 |
| Regulatory fees | | 52,512 |
| Other revenue | | 2,958 |
| Total revenues | | 587,953 |
| Cost of revenues: | | |
| Liquidity payments | | 5,111 |
| Routing and clearing | | 15,005 |
| Section 31 fees | | 25,027 |
| Royalty fees | | 72,624 |
| Total cost of revenues | | 117,767 |
| Revenues less cost of revenues | | 470,186 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 52,531 |
| Management fee | | 12,229 |
| Depreciation and amortization | | 5,050 |
| Technology support services | | 9,673 |
| Professional fees and outside services | | 18,836 |
| Travel and promotional expenses | | 3,907 |
| Facilities costs | | 8,496 |
| Impairment of investments | | 11,000 |
| Other expenses | | 944 |
| Total operating expenses | | 122,666 |
| Operating income | | 347,520 |
| | | |
| Non-operating income (expense): | | |
| Investment income | | 928 |
| Loss on disposal of assets | | (89) |
| | | |
| Income before income tax provision | | 348,359 |
| | | |
| Income tax provision | | 99,467 |
| | | |
| Net income | $ | 248,892 |

See accompanying notes to financial statements.

**Cboe Exchange, Inc.**
Statement of Changes in Stockholder's Deficit
Year ended December 31, 2020
(In thousands)

| | Common stock | | Additional paid-in capital | | Accumulated deficit | | Total stockholder's deficit |
|---|---|---|---|---|---|---|---|
| Balance at January 1, 2020 | $ | - | $ | 21,855 | $ | (334,217) | $ | (312,362) |
| Net income | | - | | - | | 248,892 | | 248,892 |
| Balance at December 31, 2020 | $ | - | $ | 21,855 | $ | (85,325) | $ | (63,470) |

See accompanying notes to financial statements.

**Cboe Exchange, Inc.**
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 248,892 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | | 5,050 |
| Deferred income tax benefit | | (4,115) |
| Loss on disposal of assets | | 89 |
| Provision for notes receivable credit losses | | 839 |
| Impairment of investments | | 11,000 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (4,119) |
| Receivables from affiliates | | (455,065) |
| Other assets | | (9,339) |
| Notes receivable | | (2,738) |
| Accounts payable and accrued liabilities | | 6,012 |
| Section 31 fees payable | | 2,729 |
| Payables to affiliates | | 183,362 |
| Deferred revenue | | 4,605 |
| Unrecognized tax benefits | | 10,591 |
| Net cash used in operating activities | | (2,207) |
| | | |
| Cash flows from investing activities: | | |
| Contributions to investments | | (306) |
| Net cash used in investing activities | | (306) |
| | | |
| Decrease in cash | | (2,513) |
| | | |
| Cash: | | |
| Beginning of year | | 3,032 |
| End of year | $ | 519 |
| | | |
| Supplemental disclosure of cash transactions: | | |
| Net cash paid for income taxes to Cboe Global Markets, Inc. | $ | 86,766 |

See accompanying notes to financial statements.

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

## (1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. At December 31, 2020, the Company's total liabilities exceeded total assets by $63,470, which is primarily due to net affiliated payables of $19,950 and liabilities of unrecognized tax benefits of $80,400 allocated from the Parent in accordance with intercompany tax sharing agreements. As a result of this condition, the Company may not be able to meet its obligations. In a letter dated June 14, 2021, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of these amounts or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2020, until subsequent to June 30, 2022.

### Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. On March 13, 2020, the Cboe Options trading floor was temporarily closed and transitioned to all-electronic trading mode as a precautionary measure to reduce the risk of COVID-19. The Cboe Options trading floor reopened on June 15, 2020 and is accommodating open-outcry trading activity with a modified floor layout, with stringent health and safety protocols in place for the well-being of the trading floor community, which includes Cboe associates and trading permit holders. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

## (2) Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

### (b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

*(c)* *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

*(d)* *Cash*

The Company's operations are funded by its Parent through a centralized treasury function. The Company's cash is exposed to concentrations of credit risk. The Company maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote.

*(e)* *Accounts Receivable*

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 4 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

*(f)* *Investments*

Investments represent investments in OCC and Signal Trading Systems, LLC ("Signal Trading"). The investment in OCC is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held. The investments in Signal Trading is accounted for under the equity method.

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

### (g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

### (h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

### (i) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The

7

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

### *(j)* *Revenue Recognition*

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees**

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

**Access and Capacity Fees**

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Market Data Fees**

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

**Regulatory Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the Securities and Exchange Commission ("SEC") for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

### (3) Investments

Cboe holds a 20% investment in OCC which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2020. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "PULSe," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade.

During the year, the Company commenced an initiative to migrate PULSe, the multi-asset front-end order entry system operated by Signal Trading, and its related activity to Silexx, a wholly-owned subsidiary of the Parent. PULSe was decommissioned as of December 31, 2020, and the joint venture with FlexTrade was wound down during the first quarter of 2021. Given the more-likely-than-not expectation that Signal was to be disposed of as of December 31, 2020, the Company concluded that the remaining investment in Signal had no future economic value and was written off in the amount of $11.0 million as of December 31, 2020. The loss related to the write-off was included within impairment of investments in the statement of income.

The following table presents the Company's investments as of December 31, 2020:

| | | |
|---|---|---:|
| Investment in OCC | $ | 333 |
| Investment in Signal Trading Investments | | 1,919 |
| Total investments | $ | 2,252 |

### (4) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

funding model, an additional $0.8 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.0 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

| | Balance at January 1, 2020 | Current period provision for expected credit losses | Write-offs charged against the allowance | Recoveries collected | Balance at December 31, 2020 |
|---|---|---|---|---|---|
| Allowance for notes receivable credit losses | $ 3,100 | $ 839 | $ — | $ — | $ 3,939 |

### (5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

| | |
|---|---|
| Compensation and benefits | $ 52,531 |
| Management fee | 12,229 |
| Technology support services | 9,860 |
| Professional fees and outside services | 7,243 |
| Travel and promotional expenses | 1,956 |
| Facilities costs | 7,479 |
| | $ 91,298 |

### (6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

| | |
|---|---|
| Royalties | $ 14,704 |
| Marketing fee payable | 11,064 |
| Accounts payable | 10,079 |
| Other | 5,383 |
| | $ 41,230 |

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

### (7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2020:

| | Balance at January 1, 2020 | | Cash Additions | | Revenue Recognition | | Balance at December 31, 2020 |
|---|---|---|---|---|---|---|---|
| Option regulatory fee (1) | $ | 2,547 | $ | 4,555 | $ | 102 | $ | 7,204 |
| Liquidity provider sliding scale | | — | | 9,600 | | (9,600) | | — |
| Other, net | | 54 | | 177 | | (229) | | 2 |
| Total deferred revenue | $ | 2,601 | $ | 14,332 | $ | (9,727) | $ | 7,206 |

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

### (8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Unrecognized tax benefits | $ | 11,895 |
| Allowance for credit losses | | 1,027 |
| Investments | | 871 |
| Other | | 27 |
| Subtotal | | 13,820 |
| Valuation allowance | | (871) |
| Total deferred tax assets | $ | 12,949 |
| | | |
| Deferred tax liabilities: | | |
| Property and equipment | | (1,350) |
| Accrued compensation | | (1,077) |
| Prepaid expenses | | (399) |
| Total deferred tax liabilities | | (2,826) |
| Net deferred tax assets | $ | 10,123 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $871 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

11

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2020 consists of the following:

| | | |
|---|---:|---:|
| Current tax expense: | | |
| Federal | $ | 70,712 |
| State | | 32,870 |
| Total current tax expense | | 103,582 |
| Deferred income tax benefit: | | |
| Federal | | (3,798) |
| State | | (317) |
| Total deferred income tax benefit | | (4,115) |
| Income tax provision | $ | 99,467 |

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

| | | | |
|---|---|---:|---:|
| Income tax provision at statutory U.S. federal income tax rate | $ | 73,156 | 21.0% |
| (Decrease) increase in income tax resulting from: | | | |
| Foreign-derived intangible income | | (788) | -0.2% |
| Permanent items - other | | 68 | 0.0% |
| State income taxes | | 17,193 | 4.9% |
| Change in uncertain tax positions | | 8,343 | 2.4% |
| Change in valuation allowance | | 1,338 | 0.4% |
| Other | | 157 | 0.1% |
| Income tax provision | $ | 99,467 | 28.6% |

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

| | | |
|---|---|---:|
| Balance at January 1, 2020 | $ | 59,909 |
| Gross increases on tax positions in current period | | 11,487 |
| Gross increases on tax positions in prior period | | 949 |
| Lapse of statute of limitations | | (4,181) |
| Balance at December 31, 2020 | $ | 68,164 |

As of December 31, 2020, the Company had $68.5 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitation and potential audit settlements during the next twelve months are estimated to be approximately $0.1 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $2.3 million for the period ended December 31, 2020. Accrued interest and penalties were $12.2 million as of December 31, 2020.

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

The Company's open tax years are generally 2017 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the U.S. Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

## (9) Commitments and Contingencies

### Purchase Obligations

Purchase obligations include an estimate of the minimum outstanding obligations under agreements to purchase goods or services that the Company believes are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or minimum and maximum amounts to be paid, and the approximate timing of the transaction. Purchase obligations include licensing agreements with various licensors which contain annual minimum fee requirements that total $361.6 million for the next five years. Purchase obligations exclude agreements that are cancellable at any time without penalty.

### Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

### *SIFMA*

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Cboe Options and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

### *VIX Litigation*

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, were filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the putative class actions in the federal district court for the Northern District of Illinois. On September 28, 2018, plaintiffs filed a master, consolidated complaint that is a putative class action alleging various claims against the Company and John Doe defendants in the federal district court for the Northern District of Illinois. The claims asserted against the Company consist of a Securities Exchange Act fraud claim, three Commodity Exchange Act claims and a state law negligence claim. Plaintiffs request a judgment awarding class damages in an unspecified amount, as well as punitive or exemplary damages in an unspecified amount, prejudgment interest, costs including attorneys' and experts' fees and expenses and such other relief as the court may deem just and proper. On November 19, 2018, the Company filed a motion to dismiss the master consolidated complaint and the plaintiffs filed their response on January 7, 2019. The Company filed its reply on January 28, 2019. On May 29, 2019, the federal district court for the Northern District of Illinois granted the Company's motion to dismiss plaintiffs' entire complaint against the Company. The state law negligence claim was dismissed with prejudice and the other claims were dismissed without prejudice with leave to file an amended complaint, which plaintiffs filed on July 19, 2019. On August 28, 2019, the Company filed its second motion to dismiss the amended consolidated complaint and plaintiffs filed their response on October 8, 2019. On January 27, 2020, the federal district court for the Northern District of Illinois granted the Company's second motion to dismiss and all counts against the Company were dismissed with prejudice. On April 21, 2020, the federal district court for the Northern District of Illinois granted plaintiffs' motion to certify the January 27, 2020 dismissal order for an immediate appeal. On May 19, 2020, plaintiffs filed a notice of appeal with the Court of Appeals for the Seventh Circuit ("7th Circuit"), seeking to appeal the April 21, 2020 order granting the entry of partial final judgment and both orders granting the Company's motions to dismiss entered on May 29, 2019 and January 27, 2020. On June 29, 2020, plaintiffs filed their opening brief with the 7th Circuit, on August 28, 2020 the Company filed its opposition brief with the 7th Circuit, on September 7, 2020, CME Group Inc., Intercontinental Exchange, Inc. and National Futures Association filed an amici curiae brief in support of the Company on the Bad Faith Standard with the 7th Circuit and on October 16, 2020, plaintiffs filed their reply brief with the 7th Circuit. Oral arguments were held remotely on November 30, 2020 and the parties are currently awaiting a decision by the 7th Circuit. The Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

15

(continued)

**Cboe Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

*Other*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

## (10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 9 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

**Cboe C2 Exchange, Inc.**

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

**Cboe C2 Exchange, Inc.**

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Independent Auditors' Report**

The Board of Directors
Cboe C2 Exchange, Inc.:

We have audited the accompanying financial statements of Cboe C2 Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe C2 Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Chicago, Illinois
June 15, 2021

**Cboe C2 Exchange, Inc.**
Statement of Financial Condition
December 31, 2020
(In thousands, except share and per share amounts)

**Assets**

| | | |
|---|---|---:|
| Current assets: | | |
| Accounts receivable | $ | 10,796 |
| Receivables from affiliates | | 41,858 |
| Other assets | | 1,217 |
| Total current assets | | 53,871 |
| | | |
| Deferred income taxes, net | | 2,478 |
| Notes receivable, net | | 4,039 |
| Other assets | | 20 |
| Total assets | $ | 60,408 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ | 6,860 |
| Section 31 fees payable | | 1,212 |
| Payables to affiliates | | 391 |
| Deferred revenue | | 900 |
| Total current liabilities | | 9,363 |
| | | |
| Unrecognized tax benefits | | 2,072 |
| | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value: 1,000 shares authorized and outstanding | | - |
| Additional paid-in capital | | 48,387 |
| Retained earnings | | 586 |
| Total stockholder's equity | | 48,973 |
| Total liabilities and stockholder's equity | $ | 60,408 |

See accompanying notes to financial statements.

**Cboe C2 Exchange, Inc.**
Statement of Income
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 112,763 |
| Access and capacity fees | | 19,016 |
| Market data fees | | 3,189 |
| Regulatory fees | | 7,819 |
| Total revenues | | 142,787 |
| Cost of revenues: | | |
| Liquidity payments | | 88,870 |
| Routing and clearing | | 3,754 |
| Section 31 fees | | 3,294 |
| Royalty fees | | 565 |
| Total cost of revenues | | 96,483 |
| Revenues less cost of revenues | | 46,304 |
| Operating expenses: | | |
| Compensation and benefits | | 9,209 |
| Management fee | | 2,119 |
| Depreciation and amortization | | 97 |
| Technology support services | | 1,730 |
| Professional fees and outside services | | 5,625 |
| Travel and promotional expenses | | 347 |
| Facilities costs | | 1,456 |
| Other expenses | | 823 |
| Total operating expenses | | 21,406 |
| Operating income | | 24,898 |
| Non-operating income: | | |
| Interest income | | 14 |
| Income before income tax provision | | 24,912 |
| Income tax provision | | 7,064 |
| Net income | $ | 17,848 |

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2020
(In thousands)

| | Common stock | Additional paid-in capital | (Accumulated deficit) Retained Earnings | Total stockholder's equity |
|---|---|---|---|---|
| Balance at January 1, 2020 | $ - | $ 48,387 | $ (17,262) | $ 31,125 |
| Net income | - | - | 17,848 | 17,848 |
| Balance at December 31, 2020 | $ - | $ 48,387 | $ 586 | $ 48,973 |

See accompanying notes to financial statements.

**Cboe C2 Exchange, Inc.**
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 17,848 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | | 97 |
| Deferred income tax benefit | | (120) |
| Provision for notes receivable credit losses | | 823 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (3,040) |
| Receivables from affiliates | | (16,981) |
| Other assets | | (360) |
| Notes receivable | | (2,738) |
| Accounts payable and accrued liabilities | | 1,950 |
| Section 31 fees payable | | 392 |
| Payables to affiliates | | 391 |
| Deferred revenue | | 900 |
| Unrecognized tax benefits | | 838 |
| Net cash used in operating activities | | - |
| Change in cash | | - |
| Cash: | | |
| Beginning of year | | - |
| End of year | $ | - |
| Supplemental disclosure of cash transactions: | | |
| Net cash paid for income taxes to Cboe Global Markets, Inc. | $ | 3,271 |

See accompanying notes to financial statements.

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

## (1) Nature of Operations

Cboe C2 Exchange, Inc. ("the Company" or "C2"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

### Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

## (2) Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

### (b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

### (c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

### (d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

### (e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

### (f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial

6

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

*(g)* *Revenue Recognition*

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees**

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

**Access and Capacity Fees**

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Market Data Fees**

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

**Regulatory Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the Securities and Exchange Commission ("SEC") for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

### (3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.8 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020, the notes receivable, net balance was $4.0 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

| | Balance at January 1, 2020 | Current period provision for expected credit losses | Write-offs charged against the allowance | Recoveries collected | Balance at December 31, 2020 |
|---|---|---|---|---|---|
| Allowance for notes receivable credit losses | $ 2,981 | $ 823 | $ - | $ - | $ 3,804 |

### (4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

| | | |
|---|---|---|
| Compensation and benefits | $ | 9,209 |
| Management fee | | 2,119 |
| Technology support services | | 1,687 |
| Professional fees and outside services | | 1,218 |
| Travel and promotional expenses | | 347 |
| Facilities costs | | 1,300 |
| | $ | 15,880 |

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

**(5) Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

| | |
|---|---:|
| Accounts payable | 6,400 |
| Accrued liabilities | 460 |
| | $ 6,860 |

**(6) Deferred Revenue**

The following table summarizes the activity in deferred revenue for the year ended December 31, 2020:

| | Balance at January 1, 2020 | Cash Additions | Revenue Recognition | Balance at December 31, 2020 |
|---|---:|---:|---:|---:|
| Options Regulatory Fee (1) | $ — | $ 2,219 | $ (1,319) | $ 900 |
| Total deferred revenue | $ — | $ 2,219 | $ (1,319) | $ 900 |

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs.  The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company.  Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

**(7) Income Taxes**

Net deferred tax assets and liabilities consist of the following as of December 31, 2020:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Unrecognized tax benefits | $ | 376 |
| Allowance for credit losses | | 1,004 |
| Organizational costs | | 1,126 |
| Property, plant and equipment, net | | 7 |
| Investments | | 18 |
| Subtotal | | 2,531 |
| Valuation allowance | | (18) |
| Total deferred tax assets | $ | 2,513 |
| | | |
| Deferred tax liabilities: | | |
| Accrued compensation | | (11) |
| Prepaid expenses | | (24) |
| Total deferred tax liabilities | $ | (35) |
| Net deferred tax assets | $ | 2,478 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $18 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

The income tax provision for the year ended December 31, 2020 consists of the following:

| | | |
|---|---|---:|
| Current tax expense: | | |
| Federal | $ | 4,707 |
| State | | 2,477 |
| Total current tax expense | | 7,184 |
| Deferred income tax (benefit) expense: | | |
| Federal | | (130) |
| State | | 10 |
| Total deferred income tax benefit | | (120) |
| Income tax provision | $ | 7,064 |

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

| | | | |
|---|---|---:|---:|
| Income tax provision at statutory U.S. federal income tax rate | $ | 5,231 | 21.0% |
| (Decrease) increase in income tax resulting from: | | | |
| Foreign-derived intangible income | | (135) | -0.5% |
| State income taxes | | 1,314 | 5.3% |
| Change in uncertain tax positions | | 663 | 2.7% |
| Change in valuation allowance | | 21 | 0.1% |
| Other | | (30) | -0.1% |
| Income tax provision | $ | 7,064 | 28.5% |

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

| | | |
|---|---|---:|
| Balance at January 1, 2020 | $ | 1,130 |
| Gross increases on tax positions in current period | | 784 |
| Gross increases on tax positions in prior period | | 39 |
| Lapse of statute of limitations | | (47) |
| Balance at December 31, 2020 | $ | 1,906 |

As of December 31, 2020, the Company had $1.7 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.1 million for the period ended December 31, 2020. Accrued interest and penalties were $0.2 million as of December 31, 2020.

The Company's open tax years are generally 2017 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the U.S. Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

**(8) Commitments and Contingencies**

*Legal Proceedings*

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

*SIFMA*

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to

(continued)

**Cboe C2 Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(in thousands, unless otherwise noted)

reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

***Other***

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

**(9) Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 8 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

**Cboe BZX Exchange, Inc.**

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

**Cboe BZX Exchange, Inc.**

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Independent Auditors' Report**

The Board of Directors
Cboe BZX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BZX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BZX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Chicago, Illinois
June 15, 2021

**Cboe BZX Exchange, Inc.**
Statement of Financial Condition
December 31, 2020
(In thousands)

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Accounts receivable | $ | 71,214 |
| Receivables from affiliates | | 45,601 |
| Interest receivable | | 15 |
| Other receivables | | 4,446 |
| Total current assets | | 121,276 |
| Deferred income taxes, net | | 6,085 |
| Notes receivable, net | | 7,430 |
| Total assets | $ | 134,791 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ | 29,437 |
| Section 31 fees payable | | 56,016 |
| Payables to affiliates | | 3,618 |
| Other current liabilities | | 385 |
| Total current liabilities | | 89,456 |
| Unrecognized tax benefits | | 21,179 |
| Stockholder's equity: | | |
| Retained earnings | | 24,156 |
| Total stockholder's equity | | 24,156 |
| Total liabilities and stockholder's equity | $ | 134,791 |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**
Statement of Income
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 875,494 |
| Access and capacity fees | | 38,387 |
| Market data fees | | 68,794 |
| Regulatory fees | | 202,101 |
| Other revenue | | 1,202 |
| Total revenues | | 1,185,978 |
| | | |
| Cost of revenues: | | |
| Liquidity payments | | 793,925 |
| Routing and clearing | | 24,748 |
| Section 31 fees | | 199,857 |
| Royalty fees | | 175 |
| Total cost of revenues | | 1,018,705 |
| Revenues less cost of revenues | | 167,273 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 40,869 |
| Management fee | | 10,244 |
| Depreciation | | 6 |
| Technology support services | | 12,706 |
| Professional fees and outside services | | 10,171 |
| Travel and promotional expenses | | 1,307 |
| Facilities costs | | 3,909 |
| Other expenses | | 1,727 |
| Total operating expenses | | 80,939 |
| Operating income | | 86,334 |
| | | |
| Non-operating income: | | |
| Interest income | | 17 |
| Income before income tax provision | | 86,351 |
| Income tax provision | | 25,287 |
| Net income | $ | 61,064 |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2020
(In thousands)

| | (Accumulated deficit) Retained earnings | Total stockholder's (deficit) equity |
|---|---|---|
| Balance at January 1, 2020 | $ (36,908) | $ (36,908) |
| Net income | 61,064 | 61,064 |
| Balance at December 31, 2020 | $ 24,156 | $ 24,156 |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income | $ | 61,064 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation | | 6 |
| Deferred income tax benefit | | (1,307) |
| Provision for notes receivable credit losses | | 1,725 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (20,048) |
| Receivables from affiliates | | 137,483 |
| Prepaid expenses | | 68 |
| Interest receivable | | (15) |
| Other receivables | | (1,307) |
| Notes receivable | | (5,849) |
| Accounts payable and accrued liabilities | | 9,330 |
| Section 31 fees payable | | 17,061 |
| Payables to affiliates | | (202,822) |
| Other current liabilities | | 12 |
| Unrecognized tax benefits | | 4,599 |
| Net cash used in operating activities | | - |
| Change in cash | | - |
| **Cash:** | | |
| Beginning of year | | - |
| End of year | $ | - |
| **Supplemental disclosure of cash transactions:** | | |
| Net cash paid for income taxes to Cboe Global Markets, Inc. | $ | 21,146 |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

## (1) Nature of Operations

Cboe BZX Exchange, Inc. ("the Company" or "BZX"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products ("ETPs") and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

### *Impact of COVID-19*

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

### *(b) Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

### *(c) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

### *(d) Cash*

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess

5

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

### *(e)* *Accounts Receivable*

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include other receivables and notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable and other receivables, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

### *(f)* *Income Taxes*

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

### *(g)* *Revenue Recognition*

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees**

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

**Access and Capacity Fees**

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Market Data Fees**

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

**Regulatory Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

**(3) Notes Receivable, Net**

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $1.7 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $7.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

| | Balance at January 1, 2020 | Current period provision for expected credit losses | Write-offs charged against the allowance | Recoveries collected | Balance at December 31, 2020 |
|---|---|---|---|---|---|
| Allowance for notes receivable credit losses | $ 6,251 | $ 1,725 | $ - | $ - | $ 7,976 |

**(4) Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

| | |
|---|---|
| Accounts payable | $ 29,427 |
| Accrued liabilities | 10 |
| | $ 29,437 |

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

## (5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

| | | |
|---|---|---|
| Compensation and benefits | $ | 40,869 |
| Technology support services | | 11,342 |
| Management fee | | 10,244 |
| Professional fees and outside services | | 5,644 |
| Facilities costs | | 3,909 |
| Travel and promotional expenses | | 1,300 |
| | $ | 73,308 |

## (6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Unrecognized tax benefits | $ | 3,892 |
| Allowance for credit losses | | 2,055 |
| Property, equipment and technology, net | | 88 |
| Investments | | 67 |
| Other | | 50 |
| Subtotal | | 6,152 |
| Valuation allowance | | (67) |
| Total deferred tax assets | | 6,085 |
| Net deferred tax assets | $ | 6,085 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $67 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

9

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2020 consists of the following:

| | | |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | 16,827 |
| State | | 9,768 |
| Total current tax expense | | 26,595 |
| Deferred income tax benefit: | | |
| Federal | | (1,221) |
| State | | (87) |
| Total deferred income tax benefit | | (1,308) |
| Income tax provision | $ | 25,287 |

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

| | | | |
|---|---|---|---|
| Income tax provision at statutory U.S. federal income tax rate | $ | 18,134 | 21.0% |
| (Decrease) increase in income tax resulting from: | | | |
| Foreign-derived intangible income | | (593) | -0.7% |
| State income taxes | | 4,004 | 4.6% |
| Change in uncertain tax positions | | 3,573 | 4.1% |
| Change in valuation allowance | | 51 | 0.1% |
| Other | | 118 | 0.1% |
| Income tax provision | $ | 25,287 | 29.2% |

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2020 | $ | 14,100 |
| Gross increases on tax positions in current period | | 2,817 |
| Gross increases on tax positions in prior period | | 567 |
| Gross decreases on tax positions in prior period | | (44) |
| Lapse of statute of limitations | | - |
| Balance at December 31, 2020 | $ | 17,440 |

As of December 31, 2020, the Company had $17.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $1.3 million for the period ended December 31, 2020. Accrued interest and penalties were $3.7 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

## (7) Commitments and Contingencies

### Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

### City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2)  Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

***SIFMA***

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BZX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case").  On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

*Other*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

**(8) Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

(continued)

**Cboe BZX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

**Cboe BYX Exchange, Inc.**

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

**Cboe BYX Exchange, Inc.**

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Independent Auditors' Report**

The Board of Directors
Cboe BYX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BYX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BYX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Chicago, Illinois
June 15, 2021

## Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

### Assets

Current assets:

| | | |
|---|---|---|
| Accounts receivable | $ | 12,070 |
| Receivables from affiliates | | 29,945 |
| Total current assets | | 42,015 |
| Deferred income taxes | | 2,537 |
| Notes receivable, net | | 3,407 |
| Total assets | $ | 47,959 |

### Liabilities and Stockholder's Equity

Current liabilities:

| | | |
|---|---|---|
| Accounts payable | $ | 1,856 |
| Section 31 fees payable | | 12,953 |
| Payables to affiliates | | 674 |
| Other current liabilities | | 288 |
| Total current liabilities | | 15,771 |
| Unrecognized tax benefits | | 7,618 |

Stockholder's equity:

| | | |
|---|---|---|
| Retained earnings | | 24,570 |
| Total stockholder's equity | | 24,570 |
| Total liabilities and stockholder's equity | $ | 47,959 |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**
Statement of Income
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 86,363 |
| Access and capacity fees | | 19,038 |
| Market data fees | | 14,136 |
| Regulatory fees | | 43,143 |
| Total revenues | | 162,680 |
| | | |
| Cost of revenues: | | |
| Liquidity payments | | 58,290 |
| Routing and clearing | | 7,869 |
| Section 31 fees | | 42,991 |
| Total cost of revenues | | 109,150 |
| | | |
| Revenues less cost of revenues | | 53,530 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 4,561 |
| Management fee | | 1,277 |
| Technology support services | | 2,509 |
| Professional fees and outside services | | 2,847 |
| Travel and promotional expenses | | 100 |
| Facilities costs | | 33 |
| Other expenses | | 888 |
| Total operating expenses | | 12,215 |
| | | |
| Income before income tax provision | | 41,315 |
| | | |
| Income tax provision | | 11,851 |
| | | |
| Net income | $ | 29,464 |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2020
(In thousands)

| | (Accumulated deficit) Retained earnings | | Total stockholder's (deficit) equity | |
|---|---|---|---|---|
| Balance at January 1, 2020 | $ | (4,894) | $ | (4,894) |
| Net income | | 29,464 | | 29,464 |
| Balance at December 31, 2020 | $ | 24,570 | $ | 24,570 |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 29,464 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred income tax benefit | | (648) |
| Provision for notes receivable credit losses | | 886 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | 373 |
| Receivables from affiliates | | 19,992 |
| Prepaid expenses | | 32 |
| Notes receivable | | (3,111) |
| Accounts payable | | 791 |
| Section 31 fees payable | | (1,003) |
| Payables to affiliates | | (48,761) |
| Other current liabilities | | (17) |
| Unrecognized tax benefits | | 2,002 |
| Net cash used in operating activities | | - |
| Change in cash | | - |
| | | |
| Cash: | | |
| Beginning of year | | - |
| End of year | $ | - |
| | | |
| Supplemental disclosure of cash transactions: | | |
| Net cash paid for income taxes to Cboe Global Markets, Inc. | $ | 8,827 |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

**(1) Nature of Operations**

Cboe BYX Exchange, Inc. ("the Company" or "BYX") a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

*Impact of COVID-19*

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

**(2) Summary of Significant Accounting Policies**

*(a)    Basis of Presentation*

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

*(b)    Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

*(c)    Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

*(d)    Cash*

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

**(e)    Accounts Receivable**

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

**(f)    Income Taxes**

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

**(g)    Revenue Recognition**

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

### Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

### Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

### Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

### Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

## (3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.9 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

| | Balance at January 1, 2020 | Current period provision for expected credit losses | Write-offs charged against the allowance | Recoveries collected | Balance at December 31, 2020 |
|---|---|---|---|---|---|
| Allowance for notes receivable credit losses | $ 3,150 | $ 886 | $ - | $ - | $ 4,036 |

## (4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

| | | |
|---|---|---:|
| Compensation and benefits | $ | 4,561 |
| Technology support services | | 1,972 |
| Management fee | | 1,277 |
| Professional fees and outside services | | 634 |
| Travel and promotional expenses | | 100 |
| Facilities costs | | 33 |
| | $ | 8,577 |

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

**(5) Income Taxes**

Deferred tax assets consist of the following components as of December 31, 2020:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Unrecognized tax benefits | $ | 1,479 |
| Allowance for credit losses | | 1,015 |
| Intangible assets | | 43 |
| Total deferred tax assets | | 2,537 |
| Net deferred tax assets | $ | 2,537 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2020 consists of the following:

| | | |
|---|---|---:|
| Current tax expense: | | |
| Federal | $ | 8,344 |
| State | | 4,155 |
| Total current tax expense | | 12,499 |
| Deferred income tax benefit: | | |
| Federal | | (606) |
| State | | (42) |
| Total deferred income tax benefit | | (648) |
| Income tax provision | $ | 11,851 |

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

| | | | |
|---|---|---:|---:|
| Income tax provision at statutory U.S. federal income tax rate | $ | 8,676 | 21.0% |
| (Decrease) increase in income tax resulting from: | | | |
| Foreign-derived intangible income | | (89) | -0.2% |
| State income taxes | | 1,665 | 4.0% |
| Change in uncertain tax positions | | 1,563 | 3.8% |
| Other | | 36 | 0.1% |
| Income tax provision | $ | 11,851 | 28.7% |

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2020 | $ | 4,798 |
| Gross increases on tax positions in current period | | 1,334 |
| Gross increases on tax positions in prior period | | 226 |
| Gross decreases on tax positions in prior period | | (12) |
| Lapse of statute of limitations | | - |
| Balance at December 31, 2020 | $ | 6,346 |

As of December 31, 2020, the Company had $6.1 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.3 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

## (6) Commitments and Contingencies

### *Legal Proceedings*

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

### *City of Providence*

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

***SIFMA***

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BYX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The

12

(continued)

**Cboe BYX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

***Other***

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

**(7) Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

**Cboe EDGA Exchange, Inc.**

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

**Cboe EDGA Exchange, Inc.**

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Independent Auditors' Report**

The Board of Directors
Cboe EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGA Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGA Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Chicago, Illinois
June 15, 2021

**Cboe EDGA Exchange, Inc.**
Statement of Financial Condition
December 31, 2020
(In thousands)

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Accounts receivable | $ | 14,281 |
| Receivables from affiliates | | 58,035 |
| Total current assets | | 72,316 |
| Deferred income taxes | | 2,587 |
| Notes receivable, net | | 3,407 |
| Total assets | $ | 78,310 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 3,647 |
| Section 31 fees payable | | 14,339 |
| Payables to affiliates | | 1,721 |
| Other current liabilities | | 268 |
| Total current liabilities | | 19,975 |
| Unrecognized tax benefits | | 7,847 |
| Stockholder's equity: | | |
| Retained earnings | | 50,488 |
| Total stockholder's equity | | 50,488 |
| Total liabilities and stockholder's equity | $ | 78,310 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**
Statement of Income
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 122,790 |
| Access and capacity fees | | 18,560 |
| Market data fees | | 19,296 |
| Regulatory fees | | 51,149 |
| Total revenues | | 211,795 |
| Cost of revenues: | | |
| Liquidity payments | | 89,836 |
| Routing and clearing | | 18,924 |
| Section 31 fees | | 51,133 |
| Total cost of revenues | | 159,893 |
| Revenues less cost of revenues | | 51,902 |
| Operating expenses: | | |
| Compensation and benefits | | 4,183 |
| Management fee | | 1,174 |
| Technology support services | | 2,082 |
| Professional fees and outside services | | 2,647 |
| Travel and promotional expenses | | 93 |
| Facilities costs | | 31 |
| Other expenses | | 888 |
| Total operating expenses | | 11,098 |
| Income before income tax provision | | 40,804 |
| Income tax provision | | 11,677 |
| Net income | $ | 29,127 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**
Statement of Changes in Stockholder's Equity
Year ended December 31, 2020
(In thousands)

|  | Retained earnings | | Total stockholder's equity | |
|---|---|---|---|---|
| Balance at January 1, 2020 | $ | 21,361 | $ | 21,361 |
| Net income |  | 29,127 |  | 29,127 |
| Balance at December 31, 2020 | $ | 50,488 | $ | 50,488 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 29,127 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred income tax benefit | | (665) |
| Provision for notes receivable credit losses | | 886 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | 2,106 |
| Receivables from affiliates | | 36,040 |
| Prepaid expenses | | 32 |
| Notes receivable | | (3,111) |
| Accounts payable | | 155 |
| Section 31 fees payable | | 2,674 |
| Payables to affiliates | | (69,255) |
| Other current liabilities | | (15) |
| Unrecognized tax benefits | | 2,026 |
| Net cash used in operating activities | | - |
| Change in cash | | - |
| | | |
| Cash: | | |
| Beginning of year | | - |
| End of year | $ | - |
| | | |
| Supplemental disclosure of cash transactions: | | |
| Net cash paid for income taxes to Cboe Global Markets, Inc. | $ | 9,919 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

## (1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York.

### Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

## (2) Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

### (b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

### (c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

### (d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

5

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

### (e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

### (f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

### (g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

### Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

### Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

### Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

### Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

## (3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.9 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

| | Balance at January 1, 2020 | Current period provision for expected credit losses | Write-offs charged against the allowance | Recoveries collected | Balance at December 31, 2020 |
|---|---|---|---|---|---|
| Allowance for notes receivable credit losses | $ 3,150 | $ 886 | $ - | $ - | $ 4,036 |

## (4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

| | | |
|---|---|---|
| Compensation and benefits | $ | 4,183 |
| Technology support services | | 1,639 |
| Management fee | | 1,174 |
| Professional fees and outside services | | 529 |
| Travel and promotional expenses | | 93 |
| Facilities costs | | 31 |
| | $ | 7,649 |

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

## (5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Unrecognized tax benefits | $ | 1,571 |
| Allowance for credit losses | | 1,016 |
| Total deferred tax assets | | 2,587 |
| Net deferred tax assets | $ | 2,587 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2020 consists of the following:

| | | |
|---|---|---:|
| Current tax expense: | | |
| Federal | $ | 8,184 |
| State | | 4,157 |
| Total current tax expense | | 12,341 |
| Deferred income tax benefit: | | |
| Federal | | (618) |
| State | | (46) |
| Total deferred income tax benefit | | (664) |
| Income tax provision | $ | 11,677 |

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

| | | | |
|---|---|---:|---:|
| Income tax provision at statutory U.S. federal income tax rate | $ | 8,570 | 21.0% |
| Increase (decrease) in income tax resulting from: | | | |
| State income taxes | | 1,646 | 4.0% |
| Foreign-derived intangible income | | (154) | -0.4% |
| Change in uncertain tax positions | | 1,581 | 3.9% |
| Change in tax rates | | 11 | 0.0% |
| Other | | 23 | 0.1% |
| Income tax provision | $ | 11,677 | 28.6% |

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

| | | |
|---|---|---:|
| Balance at January 1, 2020 | $ | 4,956 |
| Gross increases on tax positions in current period | | 1,318 |
| Gross increases on tax positions in prior period | | 225 |
| Gross decreases on tax positions in prior period | | - |
| Lapse of statute of limitations | | (10) |
| Balance at December 31, 2020 | $ | 6,489 |

As of December 31, 2020, the Company had $6.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.4 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

## (6) Commitments and Contingencies

### *Legal Proceedings*

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

### *City of Providence*

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

### SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGA and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The

(continued)

**Cboe EDGA Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

***Other***

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

## (7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

## Exhibit I

**Exhibit Request:**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.  If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

---

Attached please find audited financial statements of Cboe EDGX Exchange, Inc. for the latest fiscal year ending December 31, 2020. Cboe EDGX Exchange, Inc. has no consolidated subsidiaries.

**Cboe EDGX Exchange, Inc.**

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

**Cboe EDGX Exchange, Inc.**

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Independent Auditors' Report**

The Board of Directors
Cboe EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Chicago, Illinois
June 15, 2021

**Cboe EDGX Exchange, Inc.**
Statement of Financial Condition
December 31, 2020
(In thousands)

**Assets**

Current assets:

| | | |
|---|---|---|
| Accounts receivable | $ | 68,937 |
| Receivables from affiliates | | 76,271 |
| Other receivables | | 3,151 |
| Total current assets | | 148,359 |
| Deferred income taxes | | 3,489 |
| Notes receivable, net | | 7,629 |
| Total assets | $ | 159,477 |

**Liabilities and Stockholder's Equity**

Current liabilities:

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 34,126 |
| Section 31 fees payable | | 58,988 |
| Payables to affiliates | | 2,836 |
| Other current liabilities | | 403 |
| Total current liabilities | | 96,353 |
| Unrecognized tax benefits | | 9,085 |
| Stockholder's equity: | | |
| Retained earnings | | 54,039 |
| Total stockholder's equity | | 54,039 |
| Total liabilities and stockholder's equity | $ | 159,477 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**
Statement of Income
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 558,742 |
| Access and capacity fees | | 26,126 |
| Market data fees | | 48,978 |
| Regulatory fees | | 153,634 |
| Other revenue | | 339 |
| Total revenues | | 787,819 |
| | | |
| Cost of revenues: | | |
| Liquidity payments | | 500,220 |
| Routing and clearing | | 24,693 |
| Section 31 fees | | 152,921 |
| Total cost of revenues | | 677,834 |
| Revenues less cost of revenues | | 109,985 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 25,547 |
| Management fee | | 7,036 |
| Technology support services | | 9,717 |
| Professional fees and outside services | | 7,028 |
| Travel and promotional expenses | | 704 |
| Facilities costs | | 1,494 |
| Other expenses | | 1,528 |
| Total operating expenses | | 53,054 |
| Operating income | | 56,931 |
| | | |
| Non-operating income: | | |
| Interest income | | 13 |
| Income before income tax provision | | 56,944 |
| Income tax provision | | 16,323 |
| Net income | $ | 40,621 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**
Statement of Changes in Stockholder's Equity
Year ended December 31, 2020
(In thousands)

| | Retained earnings | | Total stockholder's equity | |
|---|---|---|---|---|
| Balance at January 1, 2020 | $ | 13,418 | $ | 13,418 |
| Net income | | 40,621 | | 40,621 |
| Balance at December 31, 2020 | $ | 54,039 | $ | 54,039 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 40,621 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred income tax benefit | | (924) |
| Provision for notes receivable credit losses | | 1,526 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (35,767) |
| Receivables from affiliates | | 68,302 |
| Prepaid expenses | | 62 |
| Other receivables | | (1,810) |
| Notes receivable | | (5,849) |
| Accounts payable and accrued liabilities | | 20,129 |
| Section 31 fees payable | | 31,702 |
| Payables to affiliates | | (120,748) |
| Other current liabilities | | 70 |
| Unrecognized tax benefits | | 2,686 |
| Net cash used in operating activities | | - |
| Change in cash | | - |
| | | |
| Cash: | | |
| Beginning of year | | - |
| End of year | $ | - |
| | | |
| Supplemental disclosure of cash transactions: | | |
| Net cash paid for income taxes to Cboe Global Markets, Inc. | $ | 15,755 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

## (1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX"), a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York.

### *Impact of COVID-19*

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

## (2) Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

### (b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

### (c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

### (d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

### *(e)* *Accounts Receivable*

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include other receivables and notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable and other receivables, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

### *(f)* *Income Taxes*

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

*(g)*   *Revenue Recognition*

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees**

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

**Access and Capacity Fees**

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Market Data Fees**

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

**Regulatory Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

### (3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $1.5 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $7.6 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

| | Balance at January 1, 2020 | Current period provision for expected credit losses | Write-offs charged against the allowance | Recoveries collected | Balance at December 31, 2020 |
|---|---|---|---|---|---|
| Allowance for notes receivable credit losses | $ 4,770 | $ 1,526 | $ - | $ - | $ 6,296 |

### (4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

| | | |
|---|---|---|
| Accounts payable | $ | 31,063 |
| Accrued liabilities | | 3,063 |
| | $ | 34,126 |

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

## (5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

| | | |
|---|---|---:|
| Compensation and benefits | $ | 25,547 |
| Technology support services | | 8,890 |
| Management fee | | 7,036 |
| Professional fees and outside services | | 3,434 |
| Facilities costs | | 1,494 |
| Travel and promotional expenses | | 704 |
| | $ | 47,105 |

## (6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Unrecognized tax benefits | $ | 1,880 |
| Allowance for credit losses | | 1,609 |
| Investments | | 29 |
| Subtotal | | 3,518 |
| Valuation allowance | | (29) |
| Total deferred tax assets | | 3,489 |
| Net deferred tax assets | $ | 3,489 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $29 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

The income tax provision for the year ended December 31, 2020 consists of the following:

| | | |
|---|---|---:|
| Current tax expense: | | |
| Federal | $ | 11,274 |
| State | | 5,973 |
| Total current tax expense | | 17,247 |
| Deferred income tax benefit: | | |
| Federal | | (851) |
| State | | (73) |
| Total deferred income tax benefit | | (924) |
| Income tax provision | $ | 16,323 |

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

| | | | |
|---|---|---|---|
| Income tax provision at statutory U.S. federal income tax rate | $ | 11,958 | 21.0% |
| Increase (decrease) in income tax resulting from: | | | |
| State income taxes | | 2,525 | 4.4% |
| Foreign-derived intangible income | | (331) | -0.6% |
| Change in uncertain tax provisions | | 2,098 | 3.7% |
| Change in tax rates | | 12 | 0.0% |
| Change in valuation allowance | | 30 | 0.1% |
| Other | | 31 | 0.1% |
| Income tax provision | $ | 16,323 | 28.7% |

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2020 | $ | 5,705 |
| Gross increases on tax positions in current period | | 1,863 |
| Gross increases on tax positions in prior period | | 290 |
| Gross decreases on tax positions in prior period | | - |
| Lapse of statute of limitations | | - |
| Balance at December 31, 2020 | $ | 7,858 |

As of December 31, 2020, the Company had $7.2 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.2 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

### (7) Commitments and Contingencies

#### *Legal Proceedings*

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

#### *City of Providence*

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

### *SIFMA*

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC

(continued)

**Cboe EDGX Exchange, Inc.**
Notes to Financial Statements
As of and for the Year Ended
December 31, 2020
(In thousands, unless otherwise noted)

denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

### *Other*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

## (8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

## Exhibit K

**Exhibit Request:**

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange.  If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant.  If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital.  For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

**Response:**

Cboe EDGX Exchange, Inc. ("EDGX") is wholly-owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange, and acquired its interest in the Exchange on July 22, 2010.  Direct Edge exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Direct Edge is wholly-owned by Cboe Bats, LLC (f/k/a CBOE V, LLC).  Cboe Bats, LLC is the sole stockholder of Direct Edge, and acquired its interest in Direct Edge on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc.  Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016.  Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

## <u>Exhibit M</u>

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time.  When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| 78 North Investments ApS | 8/24/2020 | 8/24/2020 | 8/24/2020 | 8/24/2020 | NA | NA | Sponsored Participant | Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161 | 45 88707858 | Proprietary Trading |
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street 2nd Floor Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Agency Desk, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | 590 Madison Avenue 21st Floor New York, NY 10022 | 212-935-9835 | Market Maker |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue Suite 2600 Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| All Rise Trading LLC | NA | NA | NA | NA | 8/14/2018 | NA | Member TPH | 141 W. Jackson Boulevard Suite 300A Chicago, IL 60604 | 312-483-2147 | Floor Broker |
| Alpha Direct LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpha Trading, LP | 2/22/2019 | 2/22/2019 | 2/22/2019 | 2/22/2019 | NA | NA | Sponsored Participant | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | 8/14/2019 | 9/10/2019 | 9/10/2019 | 8/14/2019 | 12/1/2017 | 6/5/2019 | Member TPH | Strawinskylann 3095 Amsterdam, 1077ZX Netherlands | 31-020-708-7000 | Proprietary Trading |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC dba Cowen Electronic | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Axos Financial LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Agency |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | 10/16/2018 | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza Suite 2100 Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7000 | Agency |
| Black Edge Securities LLC | NA | NA | NA | NA | 10/16/2020 | NA | Member TPH | 811 W. Fulton Market Ste. 400 Chicago, IL 60607 | 608-213-4825 | Market Maker |
| Bluefin Capital Management, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue 37th Floor New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | 8/27/2019 | 8/27/2019 | 8/27/2019 | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Capital LLC | 1/30/2019 | 1/30/2019 | 1/30/2019 | 1/30/2019 | NA | NA | Sponsored Participant | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Trading LP | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| Boerboel Trading LP | 5/25/2021 | 5/25/2021 | 5/25/2021 | 5/25/2021 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| BofA Securities, Inc. | 9/19/2018 | 9/19/2018 | 9/19/2018 | 9/19/2018 | 5/13/2019 | 5/13/2019 | Member TPH | One Bryant Park New York, NY 10036 | 201-671-5685 | Clearing Services, Firm Proprietary Trading, Public Customer Business |
| BOLT-X LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | NA | Member TPH | 350 N Orleans Street Suite 2N Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street 1st Floor Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity LLC | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street 4th Floor New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue Suite 1100 Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | 1/24/2019 | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker/Proprietary |
| Casey Securities LLC | NA | NA | NA | NA | 8/3/2020 | NA | Member TPH | One Montgomery Street 2nd Floor San Francisco, CA 94104 | 415-954-5590 | Electronic Execution, Transact Business with the Public |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 7/26/2019 | 4/18/2018 | Member TPH | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street Suite 1455 New York, NY 10165 | 212-888-4711 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | NA | NA | Member TPH | 211 Main Street<br>San Francisco, CA  94105 | 415-636-7000 | Clearing, Transact Business with the Public |
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square West<br>4th Floor<br>New York, NY  10003 | 646-597-6145 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue<br>New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street<br>32nd Floor<br>Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | 6/3/2019 | Member TPH | 390-388 Greenwich Street<br>New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue<br>21st Floor<br>New York, NY  10017 | 212-317-7080 | Public Customer Business |
| Clear Street Markets, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | 3/22/2019 | Member TPH | 55 Broadway<br>Suite 2102<br>New York, NY  10006 | 646-738-4066 | Market Maker, Proprietary Trading |
| Clear Street, LLC | 3/18/2019 | 8/14/2019 | 8/14/2019 | 8/14/2019 | NA | NA | Member TPH | 55 Broadway<br>Suite 2102<br>New York, NY  10006 | 646-738-4068 | Public Customer Business, Clearing, Proprietary Trading |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street<br>38h Floor<br>New York, NY  10004 | 212-531-8500 | Public Customer Business |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-320-7897 | Agency |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard<br>Glenview, IL  60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 1620<br>Chicago, IL  60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | 12/13/2019 | 12/13/2019 | NA | NA | NA | Member TPH | 311 S Wacker Drive<br>Suite 2280A<br>Chicago, IL  60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive<br>Suite 2300<br>Chicago, IL  60606 | 312-360-7300 | Market Maker |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue<br>20th Floor<br>New York, NY  10022 | 646-562-1010 | Market Maker |
| Cowen Prime Services LLC | 3/15/2011 | 3/15/2011 | NA | NA | NA | NA | Member TPH | 599 Lexington Avenue<br>21st Floor<br>New York, NY  10022 | 646-562-1010 | Public Customer Business, Proprietary Trading |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue<br>New York, NY  10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | NA | NA | Member TPH | 120 W 45th Street<br>15th Floor<br>New York, NY  10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street<br>4th Floor<br>Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | 5/4/2021 | Member TPH | 101 Montgomery Street<br>Suite 700<br>San Francisco, CA  94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive<br>Suite 1000<br>Chicago, IL  60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| Deutsche Bank Securities Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | NA | NA | Member TPH | 60 Wall Street<br>New York, NY  10005 | 212-250-2500 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| DRW Commodities LLC | 8/6/2020 | 8/6/2020 | 8/6/2020 | 8/6/2020 | NA | NA | Sponsored Participant | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1000 | Proprietary Trading |
| DRW Europe B.V. | 12/14/2020 | 12/14/2020 | 12/14/2020 | 12/14/2020 | NA | NA | Sponsored Participant | 540  W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 44-207-031-1369 | Proprietary Trading |
| DRW Execution Services, LLC | 11/19/2019 | 11/19/2019 | 11/19/2019 | 11/19/2019 | NA | NA | Member TPH | 540 W Madison Street<br>Suite 2500<br>Chicago, IL  60661 | 312-542-1090 | Proprietary Trading |
| DRW Global Markets Ltd. | 2/22/2019 | 2/22/2019 | 4/8/2019 | 4/8/2019 | NA | NA | Sponsored Participant | 540 W. Madison<br>Suite 2500<br>Chicago, IL  60661 | 312-542-1193 | Proprietary Trading |
| DRW Global Markets Ltd. | 12/2/2019 | 12/2/2019 | 12/2/2019 | 12/2/2019 | NA | NA | Sponsored Participant | 540 W. Madison<br>Suite 2500<br>Chicago, IL  60661 | 312-542-1193 | Proprietary Trading |
| DRW Investments, LLC | 2/18/2021 | NA | NA | NA | NA | NA | Sponsored Participant | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1223 | Proprietary Trading |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street<br>Suite 2500<br>Chicago, IL  60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| DRW Singapore Ltd. | 11/19/2018 | NA | NA | 11/19/2018 | NA | NA | Sponsored Participant | 8 Marina View<br>Asia Square Tower 1 | #32-05<br>Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DV Securities, LLC | NA | NA | NA | NA | 9/28/2020 | NA | Member TPH | 216 W. Jackson Blvd., 3rd Floor,<br>Chicago, IL 60606 | 312-837-0649 | Market Maker, Proprietary Trading |
| Dynamic Technology Lab Pte. Ltd. | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 07-00, 178 Clemenceau Avenue<br>Singapore 239926 | 656-610-4693 | Proprietary Trading |
| E D & F Man Capital Markets Inc. | NA | NA | NA | NA | 3/1/2019 | 6/7/2019 | Member TPH | 140 E. 45th Street<br>10th Floor<br>New York, NY  10017 | 212-618-2800 | Clearing, Public Customer Business |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square<br>32nd Floor<br>New York, NY  10036 | 646-521-4300 | Public Customer Business |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street<br>Los Angeles, CA  90017 | 949-533-1885 | Market Maker |
| Electronic Transaction Clearing, Inc. | 5/7/2021 | 5/7/2021 | 5/7/2021 | 5/7/2021 | NA | NA | Sponsored Participant | 660 S Figueroa Street<br>Los Angeles, CA  90017 | 949-533-1885 | Market Maker |
| Evercore Group LLC | NA | NA | NA | 5/10/2017 | NA | NA | Member TPH | 55 E 52nd Street<br>New York, NY  10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue<br>Geneva, IL  60134 | 630-482-7100 | Agency |
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas<br>4th Floor<br>New York, NY  10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | NA | NA | Member TPH | 1114 Avenue of the Americas<br>4th Floor<br>New York, NY  10036 | 917-210-5000 | Proprietary Trading |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard<br>Suite 1700<br>Chicago, IL  60604 | 312-362-0404 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Gelber Securities, LLC | NA | NA | NA | NA | 3/19/2021 | NA | Member TPH | 350 N. Orleans Suite 7N Chicago, IL 60654 | 312-408-6659 | Market Maker, Proprietary Trading |
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street Suite 1711 Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Great Point Capital LLC | 10/27/2020 | 10/27/2020 | 10/27/2020 | 10/27/2020 | NA | NA | Sponsored Participant | 200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606 | 312-356-4401 | Proprietary Trading |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | 9/11/2020 | Member TPH | 425 S Financial Place Suite 3400 Chicago, IL 60605 | 312-347-8864 | Market Maker, Proprietary Trading |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | 11/29/2019 | 2/25/2020 | Member TPH | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| HAP Trading LLC | 1/8/2020 | 1/8/2020 | 1/8/2020 | 1/8/2020 | NA | NA | Sponsored Participant | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Proprietary Trading |
| Hardcastle Trading USA LLC | 3/1/2021 | NA | NA | NA | NA | NA | Member TPH | 755 Secaucus Road Suite F-1110 Secaucus, NJ 07094 | 201-305-8817 | Proprietary Trading |
| Headlands Technologies LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 155 N. Wacker Drive, Suite 1900 Chicago, IL 60606 | 312-601-8649 | Proprietary Trading |
| Hehmeyer, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LP | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center 44th Floor New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC-Chicago LLC dba IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| IMC-Chicago LLC dba IMC Financial Markets | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway 28th Floor New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5710 | Full Service |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Execution Services LLC | 1/24/2019 | 1/24/2019 | 1/24/2019 | 1/24/2019 | NA | NA | Member TPH | 250 Vesey Street 6th Floor New York, NY 10281 | 646-759-6381 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | 11/9/2018 | 5/2/2005 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street 27th Floor New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers Suite 14H Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | NA | Member TPH | 600 W Chicago Avenue Suite 825 Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street Suite 1000 Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampert Capital Markets Inc. | NA | 2/18/2014 | 2/26/2014 | NA | NA | NA | Member TPH | 444 Madison Avenue Suite 401 New York, NY 10022 | 646-833-4900 | Introducing Broker |
| Lampost Capital LC | NA | NA | NA | 1/19/2021 | NA | NA | Member TPH | 1900 Glades Road Suite 205 Boca Raton, FL 33431 | 561-883-0454 | Wholesale Execution |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway 10th Floor New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 1/9/2001 | 9/24/2010 | Member TPH | 1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |
| Lightspeed Financial Services Group LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1001 Avenue of the Americas 16th Floor New York, NY 10018 | 212-824-5000 | Transact Business with the Public |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street Level 22 New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street Suite 300 Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| MEMX Execution Services LLC | 8/21/2020 | 8/21/2020 | 8/21/2020 | 8/21/2020 | NA | NA | Member TPH | 111 Town Square Place Suite 520 Jersey City, NJ 07310 | 551-370-1006 | Affiliate routing Broker-Dealer |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | NA | Member TPH | One Bryant Park New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mint Global Markets, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6 Suite 102 Carmel, NY 10512 | 800-874-3039 | Agency |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue 12th Floor New York, NY 10022 | 212-209-9300 | Agency |
| MKM Partners LLC | 8/3/2009 | NA | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 300 First Stamford Place 4th Floor East Wing Stamford, CT 06902 | 203-861-9060 | Agency |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | One Union Square 600 University Street, Suite 2900 Seattle, WA 98101 | 206-622-7200 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Old Mission Markets LLC | NA | NA | 12/13/2019 | NA | NA | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3044 | Public Customer Business |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | NA | NA | Member TPH | 420 Lexington Avenue Suite 800 New York, NY 10170 | 646-930-6600 | Agency |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street 22nd, 24th Floors New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | 5/30/2018 | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street 14th Floor Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue 6th Floor New York, NY 10022 | 212-419-4000 | Agency |
| Parkside Securities, Inc. | NA | NA | NA | 3/22/2021 | NA | NA | Member TPH | 1948 Everidge Ct. Walnut Creek, CA 94597 | 312-286-6621 | Proprietary Trading Public Customer Business |
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard Suite 500 Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard Suite 3050 Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Sandler & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Prime Capital Markets LLC | NA | NA | NA | NA | 4/15/2021 | NA | Member TPH | 111 W Jackson Boulevard Suite 1310 Chicago, IL 60604 | 312-986-7430 | Proprietary Trading |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | NA | NA | Sponsored Participant | 61 Princeton Hightstown Road West Windsor, NJ 08550 | 609-269-9212 | Agency |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue 3rd Floor Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Pundion LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantlab Brokerage, LLC | 12/9/2019 | 12/9/2019 | 12/9/2019 | 12/9/2019 | NA | NA | Member TPH | 3 Greenway Plaza Suite 200 Houston, TX 77046 | 713-333-3704 | Public Customer Business |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard Suite 2020A Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 2000 Broadway Suite 22C New York, NY 10023 | 212-724-2567 | Proprietary Trading |
| Radix Trading LLC | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 773-377-8080 | Research Firm |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 601 Union Street Suite 2801 Seattle, WA 98101 | 206-518-6658 | Hedge Fund |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center 200 Vesey Street New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue Milwaukee, WI 53202 | 414-765-3500 | Market Maker |
| Rosenblatt Securities Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 59th Floor New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente Suite 400 Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road Stamford, CT 06902 | 203-890-2275 | Hedge Fund |
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street Suite 501 San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scientech Master Fund, Ltd. | 4/21/2021 | 4/21/2021 | 4/21/2021 | 4/21/2021 | NA | NA | Sponsored Participant | 101 Hudson Street Suite 2177 Jersey City, NJ 07302 | 201-253-5141 | Proprietary Trading |
| Score Priority Corp | 8/18/2020 | 8/18/2020 | 8/18/2020 | 8/18/2020 | NA | NA | Member TPH | 1 Penn Plaza, 16th Floor New York, NY 10119 | 310-947-9044 | Public Customer Business |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Sea Otter Securities Group LLC | 10/9/2018 | 10/9/2018 | NA | 10/9/2018 | NA | NA | Sponsored Participant | 107 Grand Street 7th Floor New York, NY 10013 | 646-762-9972 | Proprietary Trading |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue 5th Floor New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway Suite 514 New York, NY 10004 | 646-885-6486 | Public Customer Business |
| Southern Trust Securities Inc. | 2/19/2020 | 2/19/2020 | 2/19/2020 | 2/19/2020 | NA | NA | Member TPH | 2307 Douglas Road, Suite 301 Miami, FL 33145 | 631-804-0396 | Public Customer Business |
| Squarepoint Ops LLC | 6/12/2020 | 6/12/2020 | 6/12/2020 | 6/12/2020 | NA | NA | Sponsored Participant | 250 W 55th Street 32nd Floor New York, NY 10019 | 646-868-1508 | Proprietary Trading |
| SRT Securities LLC | NA | 5/18/2020 | NA | NA | 10/27/1995 | 9/24/2010 | Member TPH | 666 5th Avenue 14th Floor New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway St. Louis, MO 63102 | 314-342-2000 | Agency |
| Sumo Capital, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street Suite 2101 Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place Suite 320 Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities, LLC | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| SVB Leerink LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street 37th Floor Boston, MA 02110 | 617-918-4900 | Agency |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue 7th Floor New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary Trading |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square Suite 100 Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encintas Boulevard Suite I Encintas, CA 92024 | 760-452-2451 | Proprietary Trading |
| Timber Hill LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza Suite 200 Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street 9th Floor Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | CBOE NA | C2 NA | Member TPH | 8050 SW 10th Street Suite 2000 Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway 11th Floor New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | NA | NA | Member TPH | 710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464 | 917-388-8644 | Agency |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby Suite 4900 Houston, TX 77002 | 713-333-7100 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | 7/18/2018 | Member TPH | 100 Avenue of the Americas 19th Floor New York, NY 10013 | 212-625-5700 | Market Maker, Broker |
| UBS Financial Services  Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ultraviolet Securities LLC | 6/17/2019 | 6/17/2019 | 6/17/2019 | 6/17/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ultraviolet Securities LLC | 10/24/2019 | 10/24/2019 | 10/24/2019 | 10/24/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | NA | NA | Member TPH | 275 Grove Street Suite 2-400 Newton, MA 02466 | 617-340-3041 | Public Customer Business, Proprietary Trading |
| Velocity Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | NA | NA | Member TPH | 70 Hudson Street Hoboken, NJ 07030 | 201-706-7157 | Clearing Services |
| Velox Clearing LLC | 9/5/2019 | 9/5/2019 | 9/5/2019 | 9/5/2019 | NA | NA | Member TPH | 2400 E. Katella Ave Suite 725 Anaheim, CA 92806 | 949-352-4694 | Clearing Services |
| Verition Fund Management LLC | 10/21/2019 | 10/21/2019 | 10/21/2019 | 10/21/2019 | NA | NA | Sponsored Participant | 1 American Lane Greenwich, CT 06831 | 203-742-7711 | Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street New York, NY 10282 | 646-682--6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road 3 North Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Liquidity, LLC | 4/15/2011 | NA | NA | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street Suite 2601 New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Volant Securities, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard 20th Floor Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place 11th Floor New York, NY 10004 | 212-709-9400 | Agency |
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | 4/17/2018 | 6/1/2006 | NA | Member TPH | 2800 Niagara Lane North Plymouth, MN 55447 | 952-345-6611 | Market Maker |
| Webull Financial LLC | NA | NA | NA | 3/1/2021 | NA | NA | Member TPH | 44 Wall Street, Suite 501 New York, NY 10005 | 917-725-2408 | Public Customer Business |
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 4/1/2014 | Member TPH | 550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | 7/12/1994 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker, Proprietary Trading |
| X-Change Financial Access, LLC | NA | NA | NA | NA | 5/1/2003 | NA | Member TPH | 440 S LaSalle Street Suite 2900 Chicago, IL 60605 | 312-235-0320 | Clearing, Floor Broker, Transact Business with the Public |
| XR Securities LLC | 1/15/2009 | 11/15/2010 | 5/10/2012 | 5/10/2012 | 11/30/2007 | 1/25/2021 | Member TPH | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4712 | Market Maker, Proprietary Trading |
| XR Securities LLC | 10/10/2019 | 10/10/2019 | 10/10/2019 | 10/10/2019 | NA | NA | Sponsored Participant | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4712 | Market Maker, Proprietary Trading |
| XTX Markets LLC | 8/18/2020 | 8/18/2020 | 8/18/2020 | 8/18/2020 | NA | NA | Sponsored Participant | 10 Hudson Yards 40th Floor New York, NY 10001 | 212-660-9930 | Proprietary Trading |

## Exhibit N

**Exhibit Request:  Provide a schedule for each of the following:**

1.      **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2.      **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3.      **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act.  For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4.      **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

**Response:**

Attached is a schedule showing the information requested by this Exhibit as of June 28, 2021.

All securities that trade through the Cboe EDGX Exchange, Inc. System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS, and are traded pursuant to unlisted trading privileges.  The Exchange does not currently list any securities, though it may do so in the future.  The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe EDGX Exchange, Inc.  The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs.

| Symbol | Description |
|---|---|
| | **Attachment to Exhibit N:**<br>**List of Securities Admitted to Unlisted Trading Privileges on Cboe EDGX Exchange, Inc. as of June 28, 2021** |
| A | AGILENT TECHNOLOGIES INC COM |
| AA | ALCOA CORP COM |
| AAA | LISTED FD TR AAF FRST PRIORTY |
| AAAU | GOLDMAN SACHS PHYSICAL GOLD UNIT |
| AAC | ARES ACQUISITION CORPORATION COM CL A |
| AAC+ | ARES ACQUISITION CORPORATION WT EXP |
| AAC= | ARES ACQUISITION CORPORATION UNIT |
| AACG | ATA CREATIVITY GLOBAL SPONSORED ADS |
| AADR | ADVISORSHARES TR DORSEY WRIGT ADR |
| AAIC | ARLINGTON ASSET INVST CORP CL A NEW |
| AAIC-B | ARLINGTON ASSET INVST CORP PFD SER B |
| AAIC-C | ARLINGTON ASSET INVST CORP 8.250 CUM PFD C |
| AAL | AMERICAN AIRLS GROUP INC COM |
| AAMC | ALTISOURCE ASSET MGMT CORP COM |
| AAME | ATLANTIC AMERN CORP COM |
| AAN | THE AARONS COMPANY INC COM |
| AAOI | APPLIED OPTOELECTRONICS INC COM |
| AAON | AAON INC COM PAR $0.004 |
| AAP | ADVANCE AUTO PARTS INC COM |
| AAPL | APPLE INC COM |
| AAQC | ACCELERATE ACQUISITION CORP COM CL A |
| AAQC+ | ACCELERATE ACQUISITION CORP WT EXP 031528 |
| AAQC= | ACCELERATE ACQUISITION CORP UNIT |
| AAT | AMERICAN ASSETS TR INC COM |
| AAU | ALMADEN MINERALS LTD COM CL B |
| AAWW | ATLAS AIR WORLDWIDE HLDGS INC COM NEW |
| AAXJ | ISHARES TR MSCI AC ASIA ETF |
| AB | ALLIANCEBERNSTEIN HLDG L P UNIT LTD PARTN |
| ABB | ABB LTD SPONSORED ADR |

| | |
|---|---|
| ABBV | ABBVIE INC COM |
| ABC | AMERISOURCEBERGEN CORP COM |
| ABCB | AMERIS BANCORP COM |
| ABCL | ABCELLERA BIOLOGICS INC COM |
| ABCM | ABCAM PLC ADS |
| ABEO | ABEONA THERAPEUTICS INC COM |
| ABEQ | UNIFIED SER TR ABSOLUTE CORE |
| ABEV | AMBEV SA SPONSORED ADR |
| ABG | ASBURY AUTOMOTIVE GROUP INC COM |
| ABGI | ABG ACQUISITION CORP I CL A SHS |
| ABIO | ARCA BIOPHARMA INC COM |
| ABM | ABM INDS INC COM |
| ABMD | ABIOMED INC COM |
| ABNB | AIRBNB INC COM CL A |
| ABR | ARBOR REALTY TRUST INC COM |
| ABR-D | ARBOR REALTY TRUST INC 6.375% SR D PFD |
| ABST | ABSOLUTE SOFTWARE CORP COM |
| ABT | ABBOTT LABS COM |
| ABTX | ALLEGIANCE BANCSHARES INC COM |
| ABUS | ARBUTUS BIOPHARMA CORP COM |
| AC | ASSOCIATED CAP GROUP INC CL A |
| ACA | ARCOSA INC COM |
| ACAD | ACADIA PHARMACEUTICALS INC COM |
| ACAH | ATLANTIC COASTAL ACQUISTN CORP CLASS A COM |
| ACAHU | ATLANTIC COASTAL ACQUISTN CORP UNIT EX 030226 |
| ACAHW | ATLANTIC COASTAL ACQUISTN CORP WT EXP 030226 |
| ACB | AURORA CANNABIS INC COM |
| ACBA | ACE GLOBAL BUSINESS ACQU LTD ORDINARY SHARES |
| ACBAU | ACE GLOBAL BUSINESS ACQU LTD UNIT EX 032626 |
| ACBAW | ACE GLOBAL BUSINESS ACQU LTD WT EXP 022026 |
| ACBI | ATLANTIC CAP BANCSHARES INC COM |
| ACC | AMERICAN CAMPUS CMNTYS INC COM |
| ACCD | ACCOLADE INC COM |
| ACCO | ACCO BRANDS CORP COM |

| | |
|---|---|
| ACEL | ACCEL ENTERTAINMENT INC COM CL A1 |
| ACER | ACER THERAPEUTICS INC COM |
| ACES | ALPS ETF TR CLEAN ENERGY |
| ACET | ADICET BIO INC COM |
| ACEV | ACE CONVERGENCE ACQU CORP CL A |
| ACEVU | ACE CONVERGENCE ACQU CORP UNIT EX |
| ACEVW | ACE CONVERGENCE ACQU CORP WT EXP 093027 |
| ACGL | ARCH CAP GROUP LTD ORD |
| ACGLN | ARCH CAP GROUP LTD 4.550% DEP PFD G |
| ACGLO | ARCH CAP GROUP LTD 5.45% PFD SER F |
| ACGLP | ARCH CAP GROUP LTD DSHS 1/1000 E |
| ACH | ALUMINUM CORP CHINA LIMITED SPON ADR H SHS |
| ACHC | ACADIA HEALTHCARE COMPANY INC COM |
| ACHL | ACHILLES THERAPEUTICS PLC SPONSORED ADS |
| ACHV | ACHIEVE LIFE SCIENCES INC COM |
| ACI | ALBERTSONS COS INC COMMON STOCK |
| ACIC | ATLAS CREST INVT CORP COM |
| ACIC+ | ATLAS CREST INVT CORP WT EXP 013027 |
| ACIC= | ATLAS CREST INVT CORP UNIT CL A & WT |
| ACII | ATLAS CREST INVESTMENT CORP II COM CL A |
| ACII+ | ATLAS CREST INVESTMENT CORP II WT EXP 020328 |
| ACII= | ATLAS CREST INVESTMENT CORP II UNIT EXP 022821 |
| ACIU | AC IMMUNE SA SHS |
| ACIW | ACI WORLDWIDE INC COM |
| ACKIT | ACKRELL SPAC PARTNERS I CO SUB UNIT |
| ACKIU | ACKRELL SPAC PARTNERS I CO UNIT EXP 120126 |
| ACKIW | ACKRELL SPAC PARTNERS I CO WT EXP 120126 |
| ACLS | AXCELIS TECHNOLOGIES INC COM NEW |
| ACM | AECOM COM |
| ACMR | ACM RESH INC COM CL A |
| ACN | ACCENTURE PLC IRELAND SHS CLASS A |
| ACNB | ACNB CORP COM |
| ACND | ASCENDANT DIGITAL ACQUISITION COM CL A |
| ACND+ | ASCENDANT DIGITAL ACQUISITION WT EXP 072827 |

| | |
|---|---|
| ACND= | ASCENDANT DIGITAL ACQUISITION UNITS |
| ACOR | ACORDA THERAPEUTICS INC COM NEW |
| ACP | ABERDEEN INCOME CR STRATEGIES COM |
| ACP-A | ABERDEEN INCOME CR STRATEGIES 5.250% PER PFD A |
| ACQR | INDEPENDENCE HOLDINGS CORP CLASS A ORD SHS |
| ACQRU | INDEPENDENCE HOLDINGS CORP UNIT EX 030226 |
| ACQRW | INDEPENDENCE HOLDINGS CORP WT EXP 033128 |
| ACR | ACRES COMMERCIAL REALTY CORP COM NEW |
| ACR-C | ACRES COMMERCIAL REALTY CORP 8.625% CUM PFD C |
| ACR-D | ACRES COMMERCIAL REALTY CORP 7.875 CUM PFD D |
| ACRE | ARES COML REAL ESTATE CORP COM |
| ACRS | ACLARIS THERAPEUTICS INC COM |
| ACRX | ACELRX PHARMACEUTICALS INC COM |
| ACSG | DBX ETF TR XTKR MSCI ACWI |
| ACST | ACASTI PHARMA INC CL A NEW |
| ACTD | ARCLIGHT CLEAN TRANSITION II CLASS A ORD SHS |
| ACTDU | ARCLIGHT CLEAN TRANSITION II UNIT EX 031628 |
| ACTDW | ARCLIGHT CLEAN TRANSITION II WT EXP 031628 |
| ACTG | ACACIA RESH CORP ACACIA TCH COM |
| ACTV | TWO RDS SHARED TR LEADERSHS ACTIVI |
| ACU | ACME UTD CORP COM |
| ACV | VIRTUS ALLIANZGI DIVERSIFIED COM |
| ACVA | ACV AUCTIONS INC COM CL A |
| ACVF | ETF OPPORTUNITIES TRUST AMERICAN CONSER |
| ACWF | ISHARES TR MSCI GBL MULTIFC |
| ACWI | ISHARES TR MSCI ACWI ETF |
| ACWX | ISHARES TR MSCI ACWI EX US |
| ACXP | ACURX PHARMACEUTICALS INC COM |
| ACY | AEROCENTURY CORP COM |
| ADAG | ADAGENE INC ADS |
| ADAP | ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADR |
| ADBE | ADOBE SYSTEMS INCORPORATED COM |
| ADC | AGREE RLTY CORP COM |
| ADCT | ADC THERAPEUTICS SA SHS |

| | |
|---|---|
| ADER | 26 CAPITAL ACQUISITION CORP COM CL A |
| ADERU | 26 CAPITAL ACQUISITION CORP UNIT EX 123127 |
| ADERW | 26 CAPITAL ACQUISITION CORP WT EXP 123127 |
| ADES | ADVANCED EMISSIONS SOLUTIONS I COM |
| ADEX | ADIT EDTECH ACQUISITION CORP COMMON STOCK |
| ADEX+ | ADIT EDTECH ACQUISITION CORP WT EXP |
| ADEX= | ADIT EDTECH ACQUISITION CORP UNIT EX |
| ADF | ALDEL FINANCIAL INC CL A COM |
| ADF+ | ALDEL FINANCIAL INC WT EXP |
| ADF= | ALDEL FINANCIAL INC UNIT |
| ADI | ANALOG DEVICES INC COM |
| ADIL | ADIAL PHARMACEUTICALS INC COM |
| ADILW | ADIAL PHARMACEUTICALS INC WT EXP 073123 |
| ADIV | GUINNESS ATKINSON FDS SMARTETFS ASIA |
| ADM | ARCHER DANIELS MIDLAND CO COM |
| ADMA | ADMA BIOLOGICS INC COM |
| ADMP | ADAMIS PHARMACEUTICALS CORP COM NEW |
| ADMS | ADAMAS PHARMACEUTICALS INC COM |
| ADN | ADVENT TECHNOLOGIES HOLDNG INC COM CL A |
| ADNT | ADIENT PLC ORD SHS |
| ADNWW | ADVENT TECHNOLOGIES HOLDNG INC WT EXP 020326 |
| ADOC | EDOC ACQUISITION CORP CL A |
| ADOCR | EDOC ACQUISITION CORP RT |
| ADOCW | EDOC ACQUISITION CORP WT EXP 113027 |
| ADP | AUTOMATIC DATA PROCESSING INC COM |
| ADPT | ADAPTIVE BIOTECHNOLOGIES CORP COM |
| ADRA | ADARA ACQUISITION CORP COM CL A |
| ADRA+ | ADARA ACQUISITION CORP WT EXP 021126 |
| ADRA= | ADARA ACQUISITION CORP UNIT |
| ADRE | INVESCO ACTIVELY MANAGED ETF EMGRING MKTS50 |
| ADS | ALLIANCE DATA SYSTEMS CORP COM |
| ADSK | AUTODESK INC COM |
| ADT | ADT INC DEL COM |
| ADTN | ADTRAN INC COM |

| | |
|---|---|
| ADTX | ADITX THERAPEUTICS INC COM |
| ADUS | ADDUS HOMECARE CORP COM |
| ADV | ADVANTAGE SOLUTIONS INC COM CL A |
| ADVM | ADVERUM BIOTECHNOLOGIES INC COM |
| ADVWW | ADVANTAGE SOLUTIONS INC WT EX |
| ADX | ADAMS DIVERSIFIED EQUITY FD COM |
| ADXN | ADDEX THERAPEUTICS LTD SPONSORED ADS |
| ADXS | ADVAXIS INC COM NEW |
| AE | ADAMS RES & ENERGY INC COM NEW |
| AEAC | AUTHENTIC EQUITY ACQUISTN CORP CL A SHS |
| AEACU | AUTHENTIC EQUITY ACQUISTN CORP UNIT EX 103127 |
| AEACW | AUTHENTIC EQUITY ACQUISTN CORP WT EXP 012028 |
| AEB | AEGON N V PERP CAP FLTG RT |
| AEE | AMEREN CORP COM |
| AEF | ABERDEEN EMRG MRKTS EQT INM FD COM |
| AEFC | AEGON FUNDING COMPANY LLC NT 49 |
| AEG | AEGON N V NY REGISTRY SHS |
| AEHL | ANTELOPE ENTERPRISE HLDGS LTD SHS |
| AEHR | AEHR TEST SYS COM |
| AEI | ALSET EHOME INTERNATIONAL INC COM |
| AEIS | ADVANCED ENERGY INDS COM |
| AEL | AMERICAN EQTY INVT LIFE HLD CO COM |
| AEL-A | AMERICAN EQTY INVT LIFE HLD CO 5.95 DP RP PFD A |
| AEL-B | AMERICAN EQTY INVT LIFE HLD CO 6.625 DEP PFD B |
| AEM | AGNICO EAGLE MINES LTD COM |
| AEMD | AETHLON MED INC COM |
| AENZ | AENZA S.A.A SPONSORED ADS |
| AEO | AMERICAN EAGLE OUTFITTERS INC COM |
| AEP | AMERICAN ELEC PWR CO INC COM |
| AEPPL | AMERICAN ELEC PWR CO INC UNIT 03/15/22 |
| AEPPZ | AMERICAN ELEC PWR CO INC UNIT 08/15/23 |
| AER | AERCAP HOLDINGS NV SHS |
| AERI | AERIE PHARMACEUTICALS INC COM |
| AES | AES CORP COM |

| | |
|---|---|
| AESC | AES CORP UNIT 02/15/24 |
| AESE | ALLIED ESPORTS ENTMT INC COM |
| AEVA | AEVA TECHNOLOGIES INC COM |
| AEVA+ | AEVA TECHNOLOGIES INC WT EXP 031226 |
| AEY | ADDVANTAGE TECHNOLOGIES GROUP COM NEW |
| AEYE | AUDIOEYE INC COM NEW |
| AEZS | AETERNA ZENTARIS INC COM |
| AFAQ | AF ACQUISITION CORP CLASS A COM |
| AFAQU | AF ACQUISITION CORP UNIT EX 032328 |
| AFAQW | AF ACQUISITION CORP WT EXP 032328 |
| AFB | ALLIANCEBERNSTEIN NATL MUN INM COM |
| AFBI | AFFINITY BANCSHARES INC COM |
| AFCG | AFC GAMMA INC COM |
| AFG | AMERICAN FINL GROUP INC OHIO COM |
| AFGB | AMERICAN FINL GROUP INC OHIO 5.875 SB NT 59 |
| AFGC | AMERICAN FINL GROUP INC OHIO 5.125% FXD 59 |
| AFGD | AMERICAN FINL GROUP INC OHIO 5.625% SB DEB 60 |
| AFGE | AMERICAN FINL GROUP INC OHIO DEB SUB 60 |
| AFI | ARMSTRONG FLOORING INC COM |
| AFIB | ACUTUS MED INC COM |
| AFIN | AMERICAN FIN TR INC COM CLASS A |
| AFINO | AMERICAN FIN TR INC 7.375% CUM PFD C |
| AFINP | AMERICAN FIN TR INC 7.50% PFD A |
| AFK | VANECK VECTORS ETF TR AFRICA INDEX ETF |
| AFL | AFLAC INC COM |
| AFLG | FIRST TR EXCHNG TRADED FD VIII ACTV FCTR LGCP |
| AFMC | FIRST TR EXCHNG TRADED FD VIII ACTV FCTR MDCP |
| AFMD | AFFIMED N V COM |
| AFRM | AFFIRM HLDGS INC COM CL A |
| AFSM | FIRST TR EXCHNG TRADED FD VIII ACTV FCTR SMCP |
| AFT | APOLLO SR FLOATING RATE FD INC COM |
| AFTY | PACER FDS TR CSOP FTSE CHINA |
| AFYA | AFYA LTD CL A COM |
| AG | FIRST MAJESTIC SILVER CORP COM |

| | |
|---|---|
| AGAC | AFRICAN GOLD ACQUISITION CORP SHS CL A |
| AGAC+ | AFRICAN GOLD ACQUISITION CORP WT EXP 033128 |
| AGAC= | AFRICAN GOLD ACQUISITION CORP UNIT |
| AGBA | AGBA ACQUISITION LTD SHS |
| AGBAR | AGBA ACQUISITION LTD RT |
| AGBAU | AGBA ACQUISITION LTD UNIT EX 051024 |
| AGBAW | AGBA ACQUISITION LTD WT EXP 051024 |
| AGC | ALTIMETER GROWTH CORP CL A |
| AGCB | ALTIMETER GROWTH CORP 2 COM CL A |
| AGCO | AGCO CORP COM |
| AGCUU | ALTIMETER GROWTH CORP UNIT |
| AGCWW | ALTIMETER GROWTH CORP WT EXP 093025 |
| AGD | ABERDEEN GLOBAL DYNAMIC DIVID COM |
| AGE | AGEX THERAPEUTICS INC COM |
| AGEN | AGENUS INC COM NEW |
| AGFS | AGROFRESH SOLUTIONS INC COM |
| AGFY | AGRIFY CORP COM |
| AGG | ISHARES TR CORE US AGGBD ET |
| AGGR | AGILE GROWTH CORP CLASS A ORD |
| AGGRU | AGILE GROWTH CORP UNIT EX 030926 |
| AGGRW | AGILE GROWTH CORP WT EXP 030926 |
| AGGY | WISDOMTREE TR YIELD ENHANCD US |
| AGI | ALAMOS GOLD INC NEW COM CL A |
| AGIO | AGIOS PHARMACEUTICALS INC COM |
| AGL | AGILON HEALTH INC COM |
| AGLE | AEGLEA BIOTHERAPEUTICS INC COM |
| AGM | FEDERAL AGRIC MTG CORP CL C |
| AGM-C | FEDERAL AGRIC MTG CORP PFD C FIX TO FLT |
| AGM-D | FEDERAL AGRIC MTG CORP 5.7% NCUM PFD D |
| AGM-E | FEDERAL AGRIC MTG CORP 5.750 NCUM PFD E |
| AGM-F | FEDERAL AGRIC MTG CORP 5.25 NCUM PFD F |
| AGM-G | FEDERAL AGRIC MTG CORP 4.875% PER PFD G |
| AGM.A | FEDERAL AGRIC MTG CORP CL A |
| AGMH | AGM GROUP HOLDINGS INC SHS CL A |

| | |
|---|---|
| AGNC | AGNC INVT CORP COM |
| AGNCM | AGNC INVT CORP 6.875 DEP REP D |
| AGNCN | AGNC INVT CORP CUM 1/1000 7% C |
| AGNCO | AGNC INVT CORP 6.5% DP SH PFD E |
| AGNCP | AGNC INVT CORP 6.12 DP SH PFD F |
| AGNG | GLOBAL X FDS AGING POPULATION |
| AGO | ASSURED GUARANTY LTD COM |
| AGO-B | ASSURED GTY MUN HLDGS INC QUIBS 6.875% |
| AGO-E | ASSURED GTY MUN HLDGS INC NT 6.25% 2102 |
| AGO-F | ASSURED GTY MUN HLDGS INC NT 5.60% 2103 |
| AGOX | STARBOARD INVT TR ADAPTIVE GROWTH |
| AGQ | PROSHARES TR II ULTRA SILVER NEW |
| AGR | AVANGRID INC COM |
| AGRO | ADECOAGRO S A COM |
| AGRX | AGILE THERAPEUTICS INC COM |
| AGS | PLAYAGS INC COM |
| AGTC | APPLIED GENETIC TECHNOLOGIES C COM |
| AGTI | AGILITI INC COM |
| AGX | ARGAN INC COM |
| AGYS | AGILYSYS INC COM |
| AGZ | ISHARES TR AGENCY BOND ETF |
| AGZD | WISDOMTREE TR INTRST RATE HDGE |
| AHAC | ALPHA HEALTHCARE ACQUISTN CORP CL A |
| AHACU | ALPHA HEALTHCARE ACQUISTN CORP UNIT EXP 100123 |
| AHACW | ALPHA HEALTHCARE ACQUISTN CORP WT EXP 092127 |
| AHC | A H BELO CORP COM CL A |
| AHCO | ADAPTHEALTH CORP COM CL A |
| AHH | ARMADA HOFFLER PPTYS INC COM |
| AHH-A | ARMADA HOFFLER PPTYS INC 6.75% CUM PFD A |
| AHL-C | ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95 |
| AHL-D | ASPEN INSURANCE HOLDINGS LTD PFD SHS |
| AHL-E | ASPEN INSURANCE HOLDINGS LTD DP SH 1/1000 PFD |
| AHPI | ALLIED HEALTHCARE PRODS INC COM NEW |
| AHT | ASHFORD HOSPITALITY TR INC COM SHS |

| | |
|---|---|
| AHT-D | ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM |
| AHT-F | ASHFORD HOSPITALITY TR INC PFD CUM SER F |
| AHT-G | ASHFORD HOSPITALITY TR INC PFD SER G |
| AHT-H | ASHFORD HOSPITALITY TR INC 7.50% CUM PFD H |
| AHT-I | ASHFORD HOSPITALITY TR INC 7.5% PFD SER I |
| AI | C3 AI INC CL A |
| AIA | ISHARES TR ASIA 50 ETF |
| AIC | ARLINGTON ASSET INVST CORP 6.75% SR NT 25 |
| AIEQ | ETF MANAGERS TR AI POWERED EQT |
| AIF | APOLLO TACTICAL INCOME FD INC COM |
| AIG | AMERICAN INTL GROUP INC COM NEW |
| AIG-A | AMERICAN INTL GROUP INC 5.85 DP SH PFD A |
| AIH | AESTHETIC MED INTL HLDG GR LTD ADS |
| AIHS | SENMIAO TECHNOLOGY LTD COM |
| AIIQ | ETF SER SOLUTIONS AI PWD INTL EQTY |
| AIKI | AIKIDO PHARMA INC COM |
| AIM | AIM IMMUNOTECH INC COM |
| AIMC | ALTRA INDL MOTION CORP COM |
| AIN | ALBANY INTL CORP CL A |
| AINC | ASHFORD INC COM |
| AINV | APOLLO INVT CORP COM NEW |
| AIO | VIRTUS ALLIANZGI ARTIFICIAL COM |
| AIQ | GLOBAL X FDS ARTIFICIAL ETF |
| AIR | AAR CORP COM |
| AIRC | APARTMENT INCOME REIT CORP COM |
| AIRG | AIRGAIN INC COM |
| AIRI | AIR INDS GROUP COM NEW |
| AIRR | FIRST TR EXCHANGE-TRADED FD VI RBA INDL ETF |
| AIRT | AIR T INC COM |
| AIRTP | AIR T FDG NT 49 |
| AIRTW | AIR T FDG WT EXP 083021 |
| AIT | APPLIED INDL TECHNOLOGIES INC COM |
| AIV | APARTMENT INVT & MGMT CO CL A |
| AIW | ARLINGTON ASSET INVST CORP SR NT6.625 23 |

| | |
|---|---|
| AIZ | ASSURANT INC COM |
| AIZN | ASSURANT INC 5.25% CAL NT 61 |
| AJAX | AJAX I COM |
| AJAX+ | AJAX I WT EXP 102725 |
| AJAX= | AJAX I UNIT |
| AJG | GALLAGHER ARTHUR J & CO COM |
| AJRD | AEROJET ROCKETDYNE HLDGS INC COM |
| AJX | GREAT AJAX CORP COM |
| AJXA | GREAT AJAX CORP 7.25 CV SR NT 24 |
| AKAM | AKAMAI TECHNOLOGIES INC COM |
| AKBA | AKEBIA THERAPEUTICS INC COM |
| AKIC | SPORTS VENTURES ACQUISIN CORP CL A SHS |
| AKICU | SPORTS VENTURES ACQUISIN CORP UNIT |
| AKICW | SPORTS VENTURES ACQUISIN CORP WT EXP 113027 |
| AKO.A | EMBOTELLADORA ANDINA S A SPON ADR A |
| AKO.B | EMBOTELLADORA ANDINA S A SPON ADR B |
| AKR | ACADIA RLTY TR COM SH BEN INT |
| AKRO | AKERO THERAPEUTICS INC COM |
| AKTS | AKOUSTIS TECHNOLOGIES INC COM |
| AKTX | AKARI THERAPEUTICS PLC SPONSORED ADR |
| AKU | AKUMIN INC COM |
| AKUS | AKOUOS INC COM |
| AKYA | AKOYA BIOSCIENCES INC COM |
| AL | AIR LEASE CORP CL A |
| AL-A | AIR LEASE CORP 6.150 NON CUM A |
| ALAC | ALBERTON ACQUISITION CORP ORD SHS |
| ALACR | ALBERTON ACQUISITION CORP RT |
| ALACU | ALBERTON ACQUISITION CORP UNIT EX 042220 |
| ALACW | ALBERTON ACQUISITION CORP WT EXP 042625 |
| ALB | ALBEMARLE CORP COM |
| ALBO | ALBIREO PHARMA INC COM |
| ALC | ALCON AG ORD SHS |
| ALCO | ALICO INC COM |
| ALDX | ALDEYRA THERAPEUTICS INC COM |

| ALE | ALLETE INC COM NEW |
|---|---|
| ALEC | ALECTOR INC COM |
| ALEX | ALEXANDER & BALDWIN INC NEW COM |
| ALF | ALFI INC COM |
| ALFIW | ALFI INC WT EXP 042926 |
| ALG | ALAMO GROUP INC COM |
| ALGM | ALLEGRO MICROSYSTEMS INC COM |
| ALGN | ALIGN TECHNOLOGY INC COM |
| ALGS | ALIGOS THERAPEUTICS INC COM |
| ALGT | ALLEGIANT TRAVEL CO COM |
| ALHC | ALIGNMENT HEALTHCARE INC COM |
| ALIM | ALIMERA SCIENCES INC COM NEW |
| ALIN-A | ALTERA INFRASTRUCTURE L P 7.25% CUM PFD A |
| ALIN-B | ALTERA INFRASTRUCTURE L P 8.50% PFD UNIT B |
| ALIN-E | ALTERA INFRASTRUCTURE L P 8.87% PFD UNIT E |
| ALJJ | ALJ REGL HLDGS INC COM |
| ALK | ALASKA AIR GROUP INC COM |
| ALKS | ALKERMES PLC SHS |
| ALKT | ALKAMI TECHNOLOGY INC COM |
| ALL | ALLSTATE CORP COM |
| ALL-B | ALLSTATE CORP SUB DEB 53 |
| ALL-G | ALLSTATE CORP DEP 1/1000 PFD G |
| ALL-H | ALLSTATE CORP 5.1% DP SH PFD H |
| ALL-I | ALLSTATE CORP 4.75% DP SH PF I |
| ALLE | ALLEGION PLC ORD SHS |
| ALLK | ALLAKOS INC COM |
| ALLO | ALLOGENE THERAPEUTICS INC COM |
| ALLT | ALLOT LTD SHS |
| ALLY | ALLY FINL INC COM |
| ALLY-A | GMAC CAP TR I GTD TR PFD-2 |
| ALNA | ALLENA PHARMACEUTICALS COM |
| ALNY | ALNYLAM PHARMACEUTICALS INC COM |
| ALOT | ASTRONOVA INC COM |
| ALP-Q | ALABAMA PWR CO 5% PFD CL A |

| | |
|---|---|
| ALPN | ALPINE IMMUNE SCIENCES INC COM |
| ALRM | ALARM COM HLDGS INC COM |
| ALRN | AILERON THERAPEUTICS INC COM |
| ALRS | ALERUS FINL CORP COM |
| ALSK | ALASKA COMMUNICATIONS SYS GRP COM |
| ALSN | ALLISON TRANSMISSION HLDGS INC COM |
| ALT | ALTIMMUNE INC COM NEW |
| ALTA | ALTABANCORP COM |
| ALTG | ALTA EQUIPMENT GROUP INC COMMON STOCK |
| ALTG-A | ALTA EQUIPMENT GROUP INC 10% DP SHS PFD A |
| ALTL | PACER FDS TR LUNT LRG CP ALTR |
| ALTM | ALTUS MIDSTREAM CO COM NEW CL A |
| ALTO | ALTO INGREDIENTS INC COM |
| ALTR | ALTAIR ENGR INC COM CL A |
| ALTU | ALTITUDE ACQUISITION CORP COM CL A |
| ALTUU | ALTITUDE ACQUISITION CORP UNIT EXP 113027 |
| ALTUW | ALTITUDE ACQUISITION CORP WT EXP 113027 |
| ALTY | GLOBAL X FDS SUPER DIV ALTR |
| ALUS | ALUSSA ENERGY ACQUISITION CORP SHS CL A |
| ALUS+ | ALUSSA ENERGY ACQUISITION CORP WT EXP 103126 |
| ALUS= | ALUSSA ENERGY ACQUISITION CORP UNIT EX 103126 |
| ALV | AUTOLIV INC COM |
| ALVR | ALLOVIR INC COM |
| ALX | ALEXANDERS INC COM |
| ALXN | ALEXION PHARMACEUTICALS INC COM |
| ALXO | ALX ONCOLOGY HLDGS INC COM |
| ALYA | ALITHYA GROUP INC CL A SUB VTG |
| ALZN | ALZAMEND NEURO INC COM NEW |
| AM | ANTERO MIDSTREAM CORP COM |
| AMAL | AMALGAMATED FINANCIAL CORP COM |
| AMAM | AMBRX BIOPHARMA INC SPONSORED ADS |
| AMAO | AMERICAN ACQUISITION OPPT INC CLASS A COM |
| AMAOU | AMERICAN ACQUISITION OPPT INC UNIT EX 052826 |
| AMAOW | AMERICAN ACQUISITION OPPT INC WT EXP 052826 |

| | |
|---|---|
| AMAT | APPLIED MATLS INC COM |
| AMBA | AMBARELLA INC SHS |
| AMBC | AMBAC FINL GROUP INC COM NEW |
| AMBC+ | AMBAC FINL GROUP INC WT EXP 043023 |
| AMBO | AMBOW ED HLDG LTD SPONSORED ADS |
| AMC | AMC ENTMT HLDGS INC CL A COM |
| AMCA | ISHARES TR RUSSELL 1000 US |
| AMCR | AMCOR PLC ORD |
| AMCX | AMC NETWORKS INC CL A |
| AMD | ADVANCED MICRO DEVICES INC COM |
| AME | AMETEK INC COM |
| AMED | AMEDISYS INC COM |
| AMEH | APOLLO MED HLDGS INC COM NEW |
| AMG | AFFILIATED MANAGERS GROUP INC COM |
| AMGN | AMGEN INC COM |
| AMH | AMERICAN HOMES 4 RENT CL A |
| AMH-E | AMERICAN HOMES 4 RENT PFD CUM RED E |
| AMH-F | AMERICAN HOMES 4 RENT CM RED PFD SHS F |
| AMH-G | AMERICAN HOMES 4 RENT 5.875% CUM PFD G |
| AMH-H | AMERICAN HOMES 4 RENT 6.25% CUM PFD H |
| AMHC | AMPLITUDE HLTHCRE AQUSTIN CORP COM CL A |
| AMHCU | AMPLITUDE HLTHCRE AQUSTIN CORP UNIT EXP 120126 |
| AMHCW | AMPLITUDE HLTHCRE AQUSTIN CORP WT EXP 120126 |
| AMJ | JPMORGAN CHASE & CO ALERIAN ML ETN |
| AMK | ASSETMARK FINL HLDGS INC COM |
| AMKR | AMKOR TECHNOLOGY INC COM |
| AMLP | ALPS ETF TR ALERIAN MLP |
| AMN | AMN HEALTHCARE SVCS INC COM |
| AMNA | UBS AG LONDON BRANCH ETRACS INDEX ETN |
| AMNB | AMERICAN NATL BANKSHARES INC COM |
| AMND | UBS AG LONDON BRANCH ETRACS ETN 50 |
| AMOM | EXCHANGE LISTED FDS TR QRAFT AI US MMTM |
| AMOT | ALLIED MOTION TECHNOLOGIES INC COM |
| AMOV | AMERICA MOVIL SAB DE CV SPONSORED ADR |

| | |
|---|---|
| AMP | AMERIPRISE FINL INC COM |
| AMPE | AMPIO PHARMACEUTICALS INC COM |
| AMPG | AMPLITECH GROUP INC COM NEW |
| AMPGW | AMPLITECH GROUP INC WT EXP 010126 |
| AMPH | AMPHASTAR PHARMACEUTICALS INC COM |
| AMPI | ADVANCED MERGER PARTNERS INC COM CL A |
| AMPI+ | ADVANCED MERGER PARTNERS INC WT EXP 063026 |
| AMPI= | ADVANCED MERGER PARTNERS INC UNIT EX 063026 |
| AMPY | AMPLIFY ENERGY CORP NEW COM |
| AMR | ALPHA METALLURGICAL RESOUR INC COM |
| AMRB | AMERICAN RIV BANKSHARES COM |
| AMRC | AMERESCO INC CL A |
| AMRK | A-MARK PRECIOUS METALS INC COM |
| AMRN | AMARIN CORP PLC SPONS ADR NEW |
| AMRS | AMYRIS INC COM NEW |
| AMRX | AMNEAL PHARMACEUTICALS INC COM STK CL A |
| AMS | AMERICAN SHARED HOSPITAL SVCS COM |
| AMSC | AMERICAN SUPERCONDUCTOR CORP SHS NEW |
| AMSF | AMERISAFE INC COM |
| AMST | AMESITE INC COM |
| AMSWA | AMER SOFTWARE INC CL A |
| AMT | AMERICAN TOWER CORP NEW COM |
| AMTB | AMERANT BANCORP INC CL A |
| AMTBB | AMERANT BANCORP INC CL B |
| AMTI | APPLIED MOLECULAR TRANS INC COM |
| AMTR | UBS AG LONDON BRANCH ETRACS LKD ENT |
| AMTX | AEMETIS INC COM NEW |
| AMUB | UBS AG LONDON BRANCH ETRACS ALERIAN M |
| AMWD | AMERICAN WOODMARK CORPORATION COM |
| AMWL | AMERICAN WELL CORP CL A |
| AMX | AMERICA MOVIL SAB DE CV SPON ADR L SHS |
| AMYT | AMRYT PHARMA PLC SPONSORED ADS |
| AMZA | ETFIS SER TR I INFRAC ACT MLP |
| AMZN | AMAZON COM INC COM |

| | |
|---|---|
| AN | AUTONATION INC COM |
| ANAB | ANAPTYSBIO INC COM |
| ANAC | ARCTOS NORTHSTAR ACQUIS CORP SHS CL A |
| ANAC+ | ARCTOS NORTHSTAR ACQUIS CORP WT EXP |
| ANAC= | ARCTOS NORTHSTAR ACQUIS CORP UNIT |
| ANAT | AMERICAN NATIONAL GROUP INC COM NEW |
| ANDA | ANDINA ACQUISITION CORP III SHS |
| ANDAR | ANDINA ACQUISITION CORP III RT |
| ANDAU | ANDINA ACQUISITION CORP III UNIT EX 092420 |
| ANDAW | ANDINA ACQUISITION CORP III WT EXP 073125 |
| ANDE | ANDERSONS INC COM |
| ANEB | ANEBULO PHARMACEUTICALS INC COM |
| ANET | ARISTA NETWORKS INC COM |
| ANEW | PROSHARES TR MSCI TRANFRMTNAL |
| ANF | ABERCROMBIE & FITCH CO CL A |
| ANGI | ANGI INC COM CL A NEW |
| ANGL | VANECK VECTORS ETF TR FALLEN ANGEL HG |
| ANGN | ANGION BIOMEDICA CORP COM |
| ANGO | ANGIODYNAMICS INC COM |
| ANIK | ANIKA THERAPEUTICS INC COM |
| ANIP | ANI PHARMACEUTICALS INC COM |
| ANIX | ANIXA BIOSCIENCES INC COM |
| ANNX | ANNEXON INC COM |
| ANPC | ANPAC BIO MED SCIENCE CO LTD SPONSORED ADS |
| ANSS | ANSYS INC COM |
| ANTE | AIRNET TECHNOLOGY INC SPONSORED ADS |
| ANTM | ANTHEM INC COM |
| ANVS | ANNOVIS BIO INC COM |
| ANY | SPHERE 3D CORP NEW COM |
| ANZU | ANZU SPECIAL ACQUISITIN CORP I COM CL A |
| ANZUU | ANZU SPECIAL ACQUISITIN CORP I UNIT EX 012726 |
| ANZUW | ANZU SPECIAL ACQUISITIN CORP I WT EXP 012726 |
| AOA | ISHARES TR AGGRES ALLOC ETF |
| AOD | ABERDEEN TOTAL DYNAMIC DIVD FD COM SH BEN INT |

| | |
|---|---|
| AOK | ISHARES TR CONSER ALLOC ETF |
| AOM | ISHARES TR MODERT ALLOC ETF |
| AOMR | ANGEL OAK MTG INC COM |
| AON | AON PLC SHS CL A |
| AONE | ONE COM CL A |
| AONE+ | ONE WT EXP 081725 |
| AONE= | ONE UNIT |
| AOR | ISHARES TR GRWT ALLOCAT ETF |
| AOS | SMITH A O CORP COM |
| AOSL | ALPHA & OMEGA SEMICONDUCTOR LT SHS |
| AOUT | AMERICAN OUTDOOR BRANDS INC COM |
| AP | AMPCO-PITTSBURG CORP COM |
| AP+ | AMPCO-PITTSBURG CORP WT A EXP 080125 |
| APA | APA CORPORATION COM |
| APAM | ARTISAN PARTNERS ASSET MGMT IN CL A |
| APD | AIR PRODS & CHEMS INC COM |
| APDN | APPLIED DNA SCIENCES INC COM |
| APEI | AMERICAN PUB ED INC COM |
| APEN | APOLLO ENDOSURGERY INC COM |
| APG | API GROUP CORP COM STK |
| APGB | APOLLO STRATEGIC GRWT CPTL II SHS CL A |
| APGB+ | APOLLO STRATEGIC GRWT CPTL II WT EXP 021228 |
| APGB= | APOLLO STRATEGIC GRWT CPTL II UNIT |
| APH | AMPHENOL CORP NEW CL A |
| API | AGORA INC ADS |
| APLE | APPLE HOSPITALITY REIT INC COM NEW |
| APLS | APELLIS PHARMACEUTICALS INC COM |
| APLT | APPLIED THERAPEUTICS INC COM |
| APM | APTORUM GROUP LIMITED CL A ORD SHS |
| APO | APOLLO GLOBAL MGMT INC COM CL A |
| APO-A | APOLLO GLOBAL MGMT INC PFD SERIES A |
| APO-B | APOLLO GLOBAL MGMT INC 6.375% PFD SHS B |
| APOG | APOGEE ENTERPRISES INC COM |
| APOP | CELLECT BIOTECHNOLOGY LTD SPONSORD ADS NEW |

| | |
|---|---|
| APOPW | CELLECT BIOTECHNOLOGY LTD WT EXP 080321 |
| APP | APPLOVIN CORP COM CL A |
| APPF | APPFOLIO INC COM CL A |
| APPH | APPHARVEST INC COM |
| APPHW | APPHARVEST INC WT EXP 013026 |
| APPN | APPIAN CORP CL A |
| APPS | DIGITAL TURBINE INC COM NEW |
| APR | APRIA INC COM |
| APRE | APREA THERAPEUTICS INC COM |
| APRN | BLUE APRON HLDGS INC CL A NEW |
| APSG | APOLLO STRATEGIC GROWTH CAPTL SHS CL A |
| APSG+ | APOLLO STRATEGIC GROWTH CAPTL WT EXP 102927 |
| APSG= | APOLLO STRATEGIC GROWTH CAPTL UNIT |
| APT | ALPHA PRO TECH LTD COM |
| APTO | APTOSE BIOSCIENCES INC COM NEW |
| APTS | PREFERRED APT CMNTYS INC COM |
| APTV | APTIV PLC SHS |
| APTV-A | APTIV PLC 5.5% CNV PFD A |
| APTX | APTINYX INC COM |
| APVO | APTEVO THERAPEUTICS INC COM NEW |
| APWC | ASIA PACIFIC WIRE & CABLE CORP ORD |
| APXT | APEX TECHNOLOGY ACQUISITION CO COM CL A |
| APXTU | APEX TECHNOLOGY ACQUISITION CO UNIT EX 061126 |
| APXTW | APEX TECHNOLOGY ACQUISITION CO WT EXP 091826 |
| APYX | APYX MEDICAL CORPORATION COM |
| AQB | AQUABOUNTY TECHNOLOGIES INC COM NEW |
| AQMS | AQUA METALS INC COM |
| AQN | ALGONQUIN PWR UTILS CORP COM |
| AQNA | ALGONQUIN PWR UTILS CORP 6.875 SB NT A 78 |
| AQNB | ALGONQUIN PWR UTILS CORP SUB NT A 19 |
| AQST | AQUESTIVE THERAPEUTICS INC COM |
| AQUA | EVOQUA WATER TECHNOLOGIES CORP COM |
| AQWA | GLOBAL X FDS CLEAN WTR ETF |
| AR | ANTERO RESOURCES CORP COM |

| | |
|---|---|
| ARAV | ARAVIVE INC COM |
| ARAY | ACCURAY INC COM |
| ARB | ALTSHARES TRUST MERGER ARBITRAGE |
| ARBG | AEQUI ACQUISITION CORP COM CL A |
| ARBGU | AEQUI ACQUISITION CORP UNIT EXP 113027 |
| ARBGW | AEQUI ACQUISITION CORP WT EXP 113027 |
| ARC | ARC DOCUMENT SOLUTIONS INC COM |
| ARCB | ARCBEST CORP COM |
| ARCC | ARES CAPITAL CORP COM |
| ARCE | ARCO PLATFORM LTD COM CL A |
| ARCH | ARCH RESOURCES INC CL A |
| ARCO | ARCOS DORADOS HOLDINGS INC SHS CLASS -A - |
| ARCT | ARCTURUS THERAPEUTICS HLDGS COM |
| ARD | ARDAGH GROUP S A CL A |
| ARDC | ARES DYNAMIC CR ALLOCATION FD COM |
| ARDS | ARIDIS PHARMACEUTICALS INC COM |
| ARDX | ARDELYX INC COM |
| ARE | ALEXANDRIA REAL ESTATE EQ INC COM |
| AREC | AMERICAN RES CORP CL A |
| ARES | ARES MANAGEMENT CORPORATION CL A COM STK |
| ARES-A | ARES MANAGEMENT CORPORATION 7% SER A PFD STK |
| ARGD | ARGO GROUP US INC 6.5% SR NTS 42 |
| ARGO | ARGO GROUP INTL HLDGS LTD COM |
| ARGO-A | ARGO GROUP INTL HLDGS LTD 7% DEP SH PFD A |
| ARGT | GLOBAL X FDS GB MSCI AR ETF |
| ARGX | ARGENX SE SPONSORED ADR |
| ARI | APOLLO COML REAL EST FIN INC COM |
| ARKF | ARK ETF TR FINTECH INNOVA |
| ARKK | ARK ETF TR INNOVATION ETF |
| ARKO | ARKO CORP COM |
| ARKOW | ARKO CORP WT EXP 122225 |
| ARKR | ARK RESTAURANTS CORP COM |
| ARKW | ARK ETF TR NEXT GNRTN INTER |
| ARL | AMERICAN RLTY INVS INC COM |

| | |
|---|---|
| ARLO | ARLO TECHNOLOGIES INC COM |
| ARLP | ALLIANCE RESOURCE PARTNERS L P UT LTD PART |
| ARMK | ARAMARK COM |
| ARMP | ARMATA PHARMACEUTICALS INC COM |
| ARMR | EXCHANGE LISTED FDS TR ARMOR US EQT IDX |
| ARNA | ARENA PHARMACEUTICALS INC COM NEW |
| ARNC | ARCONIC CORPORATION COM |
| AROC | ARCHROCK INC COM |
| AROW | ARROW FINL CORP COM |
| ARPO | AERPIO PHARMACEUTICALS INC COM |
| ARQT | ARCUTIS BIOTHERAPEUTICS INC COM |
| ARR | ARMOUR RESIDENTIAL REIT INC COM NEW |
| ARR-C | ARMOUR RESIDENTIAL REIT INC 7% SER C CUM PFD |
| ARRW | ARROWROOT ACQUISITION CORP CL A COM |
| ARRWU | ARROWROOT ACQUISITION CORP UNIT EX 012926 |
| ARRWW | ARROWROOT ACQUISITION CORP WT EXP 030226 |
| ARRY | ARRAY TECHNOLOGIES INC COM SHS |
| ARTAU | ARTISAN ACQUISITION CORP UNIT EX 032626 |
| ARTL | ARTELO BIOSCIENCES INC COM NEW |
| ARTLW | ARTELO BIOSCIENCES INC WT EXP 062524 |
| ARTNA | ARTESIAN RES CORP CL A |
| ARTW | ARTS WAY MFG INC COM |
| ARVL | ARRIVAL GROUP SHS |
| ARVLW | ARRIVAL GROUP WT EXP 032426 |
| ARVN | ARVINAS INC COM |
| ARW | ARROW ELECTRS INC COM |
| ARWR | ARROWHEAD PHARMACEUTICALS INC COM |
| ARYD | ARYA SCIENCES ACQU CORP IV CL A |
| ASA | ASA GOLD AND PRECIOUS MTLS LMT SHS |
| ASAI | SENDAS DISTRIBUIDORA S A SPON ADS |
| ASAN | ASANA INC CL A |
| ASAQ | ATLANTIC AVE ACQUISITION CORP COM CL A |
| ASAQ+ | ATLANTIC AVE ACQUISITION CORP WT EXP 100627 |
| ASAQ= | ATLANTIC AVE ACQUISITION CORP UNIT |

| | |
|---|---|
| ASAX | ASTREA ACQUISITION CORP COM CL A |
| ASAXU | ASTREA ACQUISITION CORP UNIT 012828 |
| ASAXW | ASTREA ACQUISITION CORP WT EXP 012828 |
| ASB | ASSOCIATED BANC CORP COM |
| ASB-D | ASSOCIATED BANC CORP DEP PFD NONCUM D |
| ASB-E | ASSOCIATED BANC CORP DEP SHS PFD E |
| ASB-F | ASSOCIATED BANC CORP 5.625 DP PF SR F |
| ASC | ARDMORE SHIPPING CORP COM |
| ASEA | GLOBAL X FDS GBL X FTSE ETF |
| ASET | FLEXSHARES TR REAL ASST IDX |
| ASG | LIBERTY ALL-STAR GROWTH FD INC COM |
| ASGI | ABERDEEN STD GLOBAL INFRASTRUC COM SHS BEN INT |
| ASGN | ASGN INC COM |
| ASH | ASHLAND GLOBAL HLDGS INC COM |
| ASHR | DBX ETF TR XTRACK HRVST CSI |
| ASHS | DBX ETF TR XTRACK CSI 500 A |
| ASHX | DBX ETF TR XTRACK MSCI CHIN |
| ASIX | ADVANSIX INC COM |
| ASLE | AERSALE CORPORATION COM |
| ASLEW | AERSALE CORPORATION WT EXP 122225 |
| ASLN | ASLAN PHARMACEUTICALS LTD ADS |
| ASM | AVINO SILVER & GOLD MINES LTD COM |
| ASMB | ASSEMBLY BIOSCIENCES INC COM |
| ASML | ASML HOLDING N V N Y REGISTRY SHS |
| ASND | ASCENDIS PHARMA A/S SPONSORED ADR |
| ASO | ACADEMY SPORTS & OUTDOORS INC COM |
| ASPC | ALPHA CAPITAL ACQUISITION CO CL A ORD SHS |
| ASPCU | ALPHA CAPITAL ACQUISITION CO UNIT EX 021626 |
| ASPCW | ALPHA CAPITAL ACQUISITION CO WT EXP 021626 |
| ASPL | ASPIRATIONAL CONSUMER LIFESTYL COM |
| ASPL+ | ASPIRATIONAL CONSUMER LIFESTYL WT EXP 091925 |
| ASPL= | ASPIRATIONAL CONSUMER LIFESTYL UNIT |
| ASPN | ASPEN AEROGELS INC COM |
| ASPS | ALTISOURCE PORTFOLIO SOLNS SA REG SHS |

| | |
|---|---|
| ASPU | ASPEN GROUP INC COM NEW |
| ASPY | ASYMMETRIC ETFS TRUST 500 ETF |
| ASR | GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B |
| ASRT | ASSERTIO HOLDINGS INC COM NEW |
| ASRV | AMERISERV FINL INC COM |
| ASRVP | AMERISERV FINL CAP TR I PFD A GTD 8.45 |
| ASTC | ASTROTECH CORP COM NEW |
| ASTE | ASTEC INDS INC COM |
| ASTS | AST SPACEMOBILE INC COM CL A |
| ASTSW | AST SPACEMOBILE INC WT EXP 040626 |
| ASUR | ASURE SOFTWARE INC COM |
| ASX | ASE TECHNOLOGY HLDG CO LTD SPONSORED ADS |
| ASXC | ASENSUS SURGICAL INC COM |
| ASYS | AMTECH SYS INC COM PAR $0.01N |
| ASZ | AUSTERLITZ ACQUISITION CORP II COM CL A |
| ASZ+ | AUSTERLITZ ACQUISITION CORP II WT EXP 021926 |
| ASZ= | AUSTERLITZ ACQUISITION CORP II UNIT |
| ATA | AMERICAS TECHNOLOGY ACQSN CORP SHS |
| ATA+ | AMERICAS TECHNOLOGY ACQSN CORP WT EXP 123127 |
| ATA= | AMERICAS TECHNOLOGY ACQSN CORP UNIT |
| ATAI | ATAI LIFE SCIENCES NV SHS |
| ATAQ | ALTIMAR ACQUISITION CORP III SHS CL A |
| ATAQ+ | ALTIMAR ACQUISITION CORP III WT EXP 030826 |
| ATAQ= | ALTIMAR ACQUISITION CORP III UNIT |
| ATAX | AMERICA FIRST MULTIFAMILY INVS BEN UNIT CTF |
| ATC | ATOTECH LTD COM |
| ATCO | ATLAS CORP SHARES |
| ATCO-D | ATLAS CORP 7.95% CUM PFD D |
| ATCO-E | ATLAS CORP 8.25% CUM PFD E |
| ATCO-G | ATLAS CORP 8.20% CUM PFD G |
| ATCO-H | ATLAS CORP 7.875% CUM PFD H |
| ATCO-I | ATLAS CORP FIX FLT CM PFD I |
| ATCOL | ATLAS CORP CALL NT 27 |
| ATCX | ATLAS TECHNICAL CONSULTANTS IN COM CLS A |

| | |
|---|---|
| ATEC | ALPHATEC HLDGS INC COM NEW |
| ATEN | A10 NETWORKS INC COM |
| ATER | ATERIAN INC COM |
| ATEX | ANTERIX INC COM |
| ATFV | THE ALGER ETF TRUST 35 ETF |
| ATGE | ADTALEM GLOBAL ED INC COM |
| ATH | ATHENE HOLDING LTD CL A |
| ATH-A | ATHENE HOLDING LTD DEP RP PFD A |
| ATH-B | ATHENE HOLDING LTD 5.625 DP SH PF B |
| ATH-C | ATHENE HOLDING LTD 6.375 DP PF C |
| ATH-D | ATHENE HOLDING LTD 4.875% DEP PFD D |
| ATHA | ATHIRA PHARMA INC COM |
| ATHE | ALTERITY THERAPEUTICS LTD SPONSORED ADR |
| ATHM | AUTOHOME INC SP ADS RP CL A |
| ATHN | ATHENA TECHNOLOGY ACQUISI CORP COM CLASS A |
| ATHN+ | ATHENA TECHNOLOGY ACQUISI CORP WT EXP 033128 |
| ATHN= | ATHENA TECHNOLOGY ACQUISI CORP UNIT EX 033128 |
| ATHX | ATHERSYS INC NEW COM |
| ATI | ALLEGHENY TECHNOLOGIES INC COM |
| ATIF | ATIF HOLDINGS LIMITED SHS |
| ATIP | ATI PHYSICAL THERAPY INC COM CL A |
| ATIP+ | ATI PHYSICAL THERAPY INC WT EXP 081027 |
| ATKR | ATKORE INC COM |
| ATLC | ATLANTICUS HOLDINGS CORP COM |
| ATLCP | ATLANTICUS HOLDINGS CORP 7.625% PER PFD B |
| ATLO | AMES NATL CORP COM |
| ATMR | ALTIMAR ACQUISITION CORP II SHS CL A |
| ATMR+ | ALTIMAR ACQUISITION CORP II WT EXP 020926 |
| ATMR= | ALTIMAR ACQUISITION CORP II UNIT |
| ATNF | 180 LIFE SCIENCES CORP COM |
| ATNFW | 180 LIFE SCIENCES CORP WT EXP 110725 |
| ATNI | ATN INTL INC COM |
| ATNM | ACTINIUM PHARMACEUTICALS INC COM |
| ATNX | ATHENEX INC COM |

| | |
|---|---|
| ATO | ATMOS ENERGY CORP COM |
| ATOM | ATOMERA INC COM |
| ATOS | ATOSSA THERAPEUTICS INC COM |
| ATR | APTARGROUP INC COM |
| ATRA | ATARA BIOTHERAPEUTICS INC COM |
| ATRC | ATRICURE INC COM |
| ATRI | ATRION CORP COM |
| ATRO | ASTRONICS CORP COM |
| ATRS | ANTARES PHARMA INC COM |
| ATSG | AIR TRANSPORT SERVICES GRP INC COM |
| ATSPT | ARCHIMEDES TECH SPAC PARTNR CO SUB UNIT |
| ATSPU | ARCHIMEDES TECH SPAC PARTNR CO UNIT EXP 031026 |
| ATSPW | ARCHIMEDES TECH SPAC PARTNR CO WT EXP 041027 |
| ATTO | ATENTO S A SHS |
| ATUS | ALTICE USA INC CL A |
| ATVC | TRIBE CAPITAL GROWTH CORP I CLASS A COM |
| ATVCU | TRIBE CAPITAL GROWTH CORP I UNIT EXP 022426 |
| ATVCW | TRIBE CAPITAL GROWTH CORP I WT EXP 022828 |
| ATVI | ACTIVISION BLIZZARD INC COM |
| ATXI | AVENUE THERAPEUTICS INC COM NEW |
| ATY | ACUITYADS HLDGS INC COM |
| AU | ANGLOGOLD ASHANTI LIMITED SPONSORED ADR |
| AUB | ATLANTIC UN BANKSHARES CORP COM |
| AUBAP | ATLANTIC UN BANKSHARES CORP 6.875% DEP PFD A |
| AUBN | AUBURN NATL BANCORP COM |
| AUD | AUDACY INC CL A |
| AUDC | AUDIOCODES LTD ORD |
| AUMN | GOLDEN MINERALS CO COM |
| AUPH | AURINIA PHARMACEUTICALS INC COM |
| AURC | AURORA ACQUISITION CORP CLASS A ORD SHS |
| AURCU | AURORA ACQUISITION CORP UNIT EX 030226 |
| AURCW | AURORA ACQUISITION CORP WT EXP 030226 |
| AUS | AUSTERLITZ ACQUISITION CORP I SHS CL A |
| AUS+ | AUSTERLITZ ACQUISITION CORP I WT EXP 021926 |

| | |
|---|---|
| AUS= | AUSTERLITZ ACQUISITION CORP I UNIT |
| AUSF | GLOBAL X FDS ADAPTIVE US |
| AUTL | AUTOLUS THERAPEUTICS PLC SPON ADS |
| AUTO | AUTOWEB INC COM |
| AUUD | AUDDIA INC COM |
| AUUDW | AUDDIA INC WT EXP 101725 |
| AUVI | APPLIED UV INC COM |
| AUY | YAMANA GOLD INC COM |
| AVA | AVISTA CORP COM |
| AVAH | AVEANNA HEALTHCARE HLDGS INC COM |
| AVAL | GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS |
| AVAN | AVANTI ACQUISITION CORP SHS CL A |
| AVAN+ | AVANTI ACQUISITION CORP WT EXP |
| AVAN= | AVANTI ACQUISITION CORP UNIT |
| AVAV | AEROVIRONMENT INC COM |
| AVB | AVALONBAY CMNTYS INC COM |
| AVCO | AVALON GLOBOCARE CORP COM |
| AVCT | AMERICAN VRTUAL CLOUD TECH INC COM |
| AVCTW | AMERICAN VRTUAL CLOUD TECH INC WT EXP 040725 |
| AVD | AMERICAN VANGUARD CORP COM |
| AVDE | AMERICAN CENTY ETF TR INTL EQT ETF |
| AVDL | AVADEL PHARMACEUTICALS PLC SPONSORED ADR |
| AVDV | AMERICAN CENTY ETF TR INTL SMCP VLU |
| AVEM | AMERICAN CENTY ETF TR AVANTIS EMGMKT |
| AVEO | AVEO PHARMACEUTICALS INC COM NEW |
| AVGO | BROADCOM INC COM |
| AVGOP | BROADCOM INC 8% MCNV PFD SR A |
| AVGR | AVINGER INC COM |
| AVID | AVID TECHNOLOGY INC COM |
| AVIG | AMERICAN CENTY ETF TR AVANTIS CORE FI |
| AVIR | ATEA PHARMACEUTICALS INC COM |
| AVK | ADVENT CONV & INCOME FD COM |
| AVLR | AVALARA INC COM |
| AVMU | AMERICAN CENTY ETF TR CORE MUNI FXD IN |

| | |
|---|---|
| AVNS | AVANOS MED INC COM |
| AVNT | AVIENT CORPORATION COM |
| AVNW | AVIAT NETWORKS INC COM NEW |
| AVO | MISSION PRODUCE INC COM |
| AVRO | AVROBIO INC COM |
| AVSF | AMERICAN CENTY ETF TR AVANTIS SHFXDINC |
| AVT | AVNET INC COM |
| AVTR | AVANTOR INC COM |
| AVTR-A | AVANTOR INC 6.25 PFD CNV SR |
| AVUS | AMERICAN CENTY ETF TR US EQT ETF |
| AVUV | AMERICAN CENTY ETF TR US SML CP VALU |
| AVXL | ANAVEX LIFE SCIENCES CORP COM NEW |
| AVY | AVERY DENNISON CORP COM |
| AVYA | AVAYA HLDGS CORP COM |
| AWAY | ETF MANAGERS TR ETFMG TRAVEL TEC |
| AWF | ALLIANCEBERNSTEIN GLOBAL HIGH COM |
| AWH | ASPIRA WOMENS HEALTH INC COM |
| AWI | ARMSTRONG WORLD INDS INC NEW COM |
| AWK | AMERICAN WTR WKS CO INC NEW COM |
| AWP | ABERDEEN GLOBAL PREMIER PPTYS COM SH BEN INT |
| AWR | AMER STATES WTR CO COM |
| AWRE | AWARE INC MASS COM |
| AWTM | TIDAL ETF TR AWARE ULTRASHR |
| AWX | AVALON HLDGS CORP CL A |
| AWYX | ETF MANAGERS TR 2X DAILY TRAVEL |
| AX | AXOS FINANCIAL INC COM |
| AXAS | ABRAXAS PETE CORP COM NEW |
| AXDX | ACCELERATE DIAGNOSTICS INC COM |
| AXGN | AXOGEN INC COM |
| AXL | AMERICAN AXLE & MFG HLDGS INC COM |
| AXLA | AXCELLA HEALTH INC COM |
| AXNX | AXONICS INC COM |
| AXON | AXON ENTERPRISE INC COM |
| AXP | AMERICAN EXPRESS CO COM |

| | |
|---|---|
| AXR | AMREP CORP COM |
| AXS | AXIS CAP HLDGS LTD SHS |
| AXS-E | AXIS CAP HLDGS LTD DEP SHS PFD E |
| AXSM | AXSOME THERAPEUTICS INC COM |
| AXTA | AXALTA COATING SYS LTD COM |
| AXTI | AXT INC COM |
| AXU | ALEXCO RESOURCE CORP COM |
| AY | ATLANTICA SUSTAINABLE INFR PLC SHS |
| AYI | ACUITY BRANDS INC COM |
| AYLA | AYALA PHARMACEUTICALS INC COM |
| AYRO | AYRO INC COM |
| AYTU | AYTU BIOPHARMA INC COM NEW |
| AYX | ALTERYX INC COM CL A |
| AZAA | AIM ETF PRODUCTS TRUST US LRG CP BUF10 |
| AZAJ | AIM ETF PRODUCTS TRUST US LRG CP BUFR10 |
| AZAL | AIM ETF PRODUCTS TRUST US LRG CAP BUF10 |
| AZAO | AIM ETF PRODUCTS TRUST US LRG CP BFR 10 |
| AZBA | AIM ETF PRODUCTS TRUST US LRG CP BUF20 |
| AZBJ | AIM ETF PRODUCTS TRUST US LRG CP BUFR20 |
| AZBL | AIM ETF PRODUCTS TRUST US LRG CP BUF20 |
| AZBO | AIM ETF PRODUCTS TRUST US LRG CP BUFR20 |
| AZEK | AZEK CO INC CL A |
| AZN | ASTRAZENECA PLC SPONSORED ADR |
| AZO | AUTOZONE INC COM |
| AZPN | ASPEN TECHNOLOGY INC COM |
| AZRE | AZURE PWR GLOBAL LTD SHS |
| AZRX | AZURRX BIOPHARMA INC COM |
| AZUL | AZUL S A SPONSR ADR PFD |
| AZYO | AZIYO BIOLOGICS INC COM CL A |
| AZZ | AZZ INC COM |
| B | BARNES GROUP INC COM |
| BA | BOEING CO COM |
| BAB | INVESCO EXCH TRADED FD TR II TAXABLE MUN BD |
| BABA | ALIBABA GROUP HLDG LTD SPONSORED ADS |

| | |
|---|---|
| BAC | BK OF AMERICA CORP COM |
| BAC-B | BK OF AMERICA CORP 6 NCUM PFD SR GG |
| BAC-E | BK OF AMERICA CORP PFD PER1/1000E |
| BAC-K | BK OF AMERICA CORP 5.875 NCM PFD HH |
| BAC-L | BK OF AMERICA CORP 7.25%CNV PFD L |
| BAC-M | BK OF AMERICA CORP 5.375 DP PFD KK |
| BAC-N | BK OF AMERICA CORP 5% NCUM PFD LL |
| BAC-O | BK OF AMERICA CORP DP SH NCUM NN |
| BAC-P | BK OF AMERICA CORP 4.125% DP PFD PP |
| BAH | BOOZ ALLEN HAMILTON HLDG CORP CL A |
| BAK | BRASKEM S A SP ADR PFD A |
| BAL | BARCLAYS BANK PLC ETN LKD 48 |
| BALY | BALLYS CORPORATION COM |
| BAM | BROOKFIELD ASSET MGMT INC CL A LTD VT SH |
| BAMH | BROOKFIELD FIN INC SUB NT 80 |
| BAMI | BROOKFIELD FIN I UK PLC 4.5 PER SUB NTS |
| BAMR | BROOKFIELD ASSET MGMT REINS PA CL A EXCH LT VTG |
| BANC | BANC OF CALIFORNIA INC COM |
| BANC-E | BANC OF CALIFORNIA INC DEP SHS REPSTG |
| BAND | BANDWIDTH INC COM CL A |
| BANF | BANCFIRST CORP COM |
| BANFP | BFC CAP TR II PFD TR 7.20% |
| BANR | BANNER CORP COM NEW |
| BANX | STONECASTLE FINL CORP COM |
| BAOS | BAOSHENG MEDIA GROUP HLDNG LTD SHS |
| BAP | CREDICORP LTD COM |
| BAR | GRANITESHARES GOLD TR SHS BEN INT |
| BARK | THE ORIGINAL BARK COMPANY COM |
| BARK+ | THE ORIGINAL BARK COMPANY WT EXP 050126 |
| BATL | BATTALION OIL CORP COM |
| BATRA | LIBERTY MEDIA CORP DEL COM A BRAVES GRP |
| BATRK | LIBERTY MEDIA CORP DEL COM C BRAVES GRP |
| BATT | AMPLIFY ETF TR AMPLIFY LITHIUM |
| BAX | BAXTER INTL INC COM |

| | |
|---|---|
| BB | BLACKBERRY LTD COM |
| BBAR | BANCO BBVA ARGENTINA S A SPONSORED ADS |
| BBBY | BED BATH & BEYOND INC COM |
| BBC | ETFIS SER TR I VIRTUS LIFESC CT |
| BBCP | CONCRETE PUMPING HLDGS INC COM |
| BBD | BANCO BRADESCO S A SP ADR PFD NEW |
| BBDC | BARINGS BDC INC COM |
| BBDO | BANCO BRADESCO S A SPONSORED ADR |
| BBGI | BEASLEY BROADCAST GROUP INC CL A |
| BBH | VANECK VECTORS ETF TR BIOTECH ETF |
| BBI | BRICKELL BIOTECH INC COM |
| BBIG | VINCO VENTURES INC COM |
| BBIO | BRIDGEBIO PHARMA INC COM |
| BBL | BHP GROUP PLC SPONSORED ADR |
| BBMC | J P MORGAN EXCHANGE-TRADED FD BETABUILDERS US |
| BBN | BLACKROCK TAX MUNICPAL BD TR SHS |
| BBP | ETFIS SER TR I VIRTUS LIFESC BT |
| BBQ | BBQ HLDGS INC COM |
| BBSC | J P MORGAN EXCHANGE-TRADED FD BETABUILDERS US |
| BBSI | BARRETT BUSINESS SVCS INC COM |
| BBU | BROOKFIELD BUSINESS PARTNERS L UNIT LTD L P |
| BBVA | BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR |
| BBW | BUILD-A-BEAR WORKSHOP INC COM |
| BBY | BEST BUY INC COM |
| BC | BRUNSWICK CORP COM |
| BC-A | BRUNSWICK CORP 6.5% SR NOTES 48 |
| BC-B | BRUNSWICK CORP 6.625% SR NT49 |
| BC-C | BRUNSWICK CORP 6.375 SR NT 49 |
| BCAB | BIOATLA INC COM |
| BCAC | BROOKLINE CAP ACQUISITION CORP COM |
| BCACU | BROOKLINE CAP ACQUISITION CORP UNIT EXP 083127 |
| BCACW | BROOKLINE CAP ACQUISITION CORP WT EXP 083127 |
| BCAT | BLACKROCK CAP ALLOCATION TR COM |
| BCBP | BCB BANCORP INC COM |

| | |
|---|---|
| BCC | BOISE CASCADE CO DEL COM |
| BCD | ETFS TR BBRG ALL LNGR K1 |
| BCDA | BIOCARDIA INC COM |
| BCDAW | BIOCARDIA INC WT EXP 080624 |
| BCE | BCE INC COM NEW |
| BCEI | BONANZA CREEK ENERGY INC COM NEW |
| BCEL | ATRECA INC CL A COM |
| BCH | BANCO DE CHILE SPONSORED ADS |
| BCI | ETFS TR BBRG ALL COMD K1 |
| BCLI | BRAINSTORM CELL THERAPEUTICS I COM NEW |
| BCM | BARCLAYS BANK PLC IPTH PURE BRD |
| BCML | BAYCOM CORP COM |
| BCO | BRINKS CO COM |
| BCOR | BLUCORA INC COM |
| BCOV | BRIGHTCOVE INC COM |
| BCOW | 1895 BANCORP OF WIS INC COM |
| BCPC | BALCHEM CORP COM |
| BCRX | BIOCRYST PHARMACEUTICALS INC COM |
| BCS | BARCLAYS PLC ADR |
| BCSF | BAIN CAP SPECIALTY FIN INC COM STK |
| BCTG | BCTG ACQUISITION CORP COM |
| BCTX | BRIACELL THERAPEUTICS CORP COM NEW |
| BCTXW | BRIACELL THERAPEUTICS CORP WT EX 022425 |
| BCV | BANCROFT FD LTD COM |
| BCV-A | BANCROFT FD LTD PFD CUM SER A |
| BCX | BLACKROCK RES & COMMODITIES ST SHS |
| BCYC | BICYCLE THERAPEUTICS PLC SPONSORED ADS |
| BCYP | BIG CYPRESS ACQUISITION CORP COM |
| BCYPU | BIG CYPRESS ACQUISITION CORP UNIT EX 072527 |
| BCYPW | BIG CYPRESS ACQUISITION CORP WT EXP 072527 |
| BDC | BELDEN INC COM |
| BDCX | UBS AG LONDON BRANCH ETRACS LKD |
| BDCZ | UBS AG LONDON BRANCH ETRACS WF BUS DE |
| BDJ | BLACKROCK ENHANCED EQUITY DIVI COM |

| | |
|---|---|
| BDL | FLANIGANS ENTERPRISES INC COM |
| BDN | BRANDYWINE RLTY TR SH BEN INT NEW |
| BDR | BLONDER TONGUE LABORATORIES IN COM |
| BDRY | ETF MANAGERS GRP COMMDTY TR I BREAKWAVE DRY |
| BDSI | BIODELIVERY SCIENCES INTL INC COM |
| BDSX | BIODESIX INC COM |
| BDTX | BLACK DIAMOND THERAPEUTICS INC COM |
| BDX | BECTON DICKINSON & CO COM |
| BDXB | BECTON DICKINSON & CO 6% DP CONV PFD B |
| BE | BLOOM ENERGY CORP COM CL A |
| BEAM | BEAM THERAPEUTICS INC COM |
| BECN | BEACON ROOFING SUPPLY INC COM |
| BEDU | BRIGHT SCHOLAR ED HLDGS LTD SPONSORED ADS |
| BEDZ | ADVISORSHARES TR HOTEL ETF |
| BEEM | BEAM GLOBAL COM |
| BEEMW | BEAM GLOBAL WT EXP 041524 |
| BEKE | KE HLDGS INC SPONSORED ADS |
| BELFA | BEL FUSE INC CL A |
| BELFB | BEL FUSE INC CL B |
| BEN | FRANKLIN RESOURCES INC COM |
| BENE | BENESSERE CAPITAL ACQUSTN CORP COM CL A |
| BENER | BENESSERE CAPITAL ACQUSTN CORP RT |
| BENEU | BENESSERE CAPITAL ACQUSTN CORP UNIT EXP |
| BENEW | BENESSERE CAPITAL ACQUSTN CORP WT EX |
| BEP | BROOKFIELD RENEWABLE PARTNERS PARTNERSHIP UNIT |
| BEP-A | BROOKFIELD RENEWABLE PARTNERS 5.25% PFD CL A |
| BEPC | BROOKFIELD RENEWABLE CORP CL A SUB VTG |
| BEPH | BROOKFIELD BRP HLDGS CDA INC 4.625% SUB NTS |
| BERY | BERRY GLOBAL GROUP INC COM |
| BEST | BEST INC SPONSORED ADS |
| BETZ | LISTED FD TR ROUNDHILL SPORTS |
| BF.A | BROWN FORMAN CORP CL A |
| BF.B | BROWN FORMAN CORP CL B |
| BFAM | BRIGHT HORIZONS FAM SOL IN DEL COM |

| | |
|---|---|
| BFC | BANK FIRST CORP COM |
| BFI | BURGERFI INTERNATIONAL INC COM |
| BFIIW | BURGERFI INTERNATIONAL INC WT EXP 121625 |
| BFIN | BANKFINANCIAL CORP COM |
| BFIT | GLOBAL X FDS HEALTH WELLNESS |
| BFK | BLACKROCK MUN INCOME TR SH BEN INT |
| BFLY | BUTTERFLY NETWORK INC COM CL A |
| BFLY+ | BUTTERFLY NETWORK INC WT EXP 021226 |
| BFOR | ALPS ETF TR BARRONS 400 ETF |
| BFRA | BIOFRONTERA AG SPONSORED ADS |
| BFS | SAUL CTRS INC COM |
| BFS-D | SAUL CTRS INC 6.125% PFD CUM D |
| BFS-E | SAUL CTRS INC 6% DP SH PFD E |
| BFST | BUSINESS FIRST BANCSHARES INC COM |
| BFTR | BLACKROCK ETF TRUST FUTURE INVTR ETF |
| BFZ | BLACKROCK CALIF MUN INCOME TR SH BEN INT |
| BG | BUNGE LIMITED COM |
| BGB | BLACKSTONE STRATEGIC CREDIT FD COM SHS BEN IN |
| BGCP | BGC PARTNERS INC CL A |
| BGFV | BIG 5 SPORTING GOODS CORP COM |
| BGH | BARINGS GLOBAL SHORT DURATION COM |
| BGI | BIRKS GROUP INC CL A COM |
| BGIO | BLACKROCK 2022 GBL INCM OPP TR COM |
| BGNE | BEIGENE LTD SPONSORED ADR |
| BGR | BLACKROCK ENERGY & RES TR COM |
| BGRN | ISHARES TR GBL GREEN ETF |
| BGS | B & G FOODS INC NEW COM |
| BGSF | BGSF INC COM |
| BGSX | BUILD ACQUISITION CORP COM CLASS A |
| BGSX+ | BUILD ACQUISITION CORP WT EXP 031526 |
| BGSX= | BUILD ACQUISITION CORP UNIT EX 0315226 |
| BGT | BLACKROCK GLOBAL FLOATING RATE COM |
| BGX | BLACKSTONE LONG SHORT CR INCOM COM SHS BN INT |
| BGY | BLACKROCK ENHANCED INTL DIV TR COM BENE INTER |

| | |
|---|---|
| BH | BIGLARI HLDGS INC COM STK CL B |
| BH.A | BIGLARI HLDGS INC COM STK CL A |
| BHAT | BLUE HAT INTERACTIVE ENTMT TEC SHS |
| BHB | BAR HBR BANKSHARES COM |
| BHC | BAUSCH HEALTH COS INC COM |
| BHE | BENCHMARK ELECTRS INC COM |
| BHF | BRIGHTHOUSE FINL INC COM |
| BHFAL | BRIGHTHOUSE FINL INC 6.25 NT 58 |
| BHFAN | BRIGHTHOUSE FINL INC 5.375 DEP PFD C |
| BHFAO | BRIGHTHOUSE FINL INC 6.75 DP SHS PF B |
| BHFAP | BRIGHTHOUSE FINL INC 6.6% DP PFD A |
| BHG | BRIGHT HEALTH GROUP INC COM |
| BHK | BLACKROCK CORE BD TR SHS BEN INT |
| BHLB | BERKSHIRE HILLS BANCORP INC COM |
| BHP | BHP GROUP LTD SPONSORED ADS |
| BHR | BRAEMAR HOTELS & RESORTS INC COM |
| BHR-B | BRAEMAR HOTELS & RESORTS INC 5.5 CUM CV PFD B |
| BHR-D | BRAEMAR HOTELS & RESORTS INC 8.25 PFD SER D |
| BHSE | BULL HORN HLDGS CORP SHS |
| BHSEU | BULL HORN HLDGS CORP UNIT EXP 101325 |
| BHSEW | BULL HORN HLDGS CORP WT EXP 103125 |
| BHTG | BIOHITECH GLOBAL INC COM |
| BHV | BLACKROCK VA MUN BD TR COM |
| BHVN | BIOHAVEN PHARMACTL HLDG CO LTD COM |
| BIB | PROSHARES TR PSHS ULT NASB |
| BIBL | NORTHERN LTS FD TR IV INSPIRE 100ETF |
| BICK | FIRST TR BICK INDEX FD COM SHS |
| BIDU | BAIDU INC SPON ADR REP A |
| BIF | BOULDER GROWTH & INCOME FD INC COM |
| BIG | BIG LOTS INC COM |
| BIGC | BIGCOMMERCE HLDGS INC COM SER 1 |
| BIGZ | BLACKROCK INNOVATION AND GRW SHS BEN INT |
| BIIB | BIOGEN INC COM |
| BIL | SPDR SER TR SPDR BLOOMBERG |

| | |
|---|---|
| BILI | BILIBILI INC SPONS ADS REP Z |
| BILL | BILL COM HLDGS INC COM |
| BILS | SPDR SER TR BBG BARCLAY 3-12 |
| BIMI | BOQI INTL MED INC COM |
| BIO | BIO RAD LABS INC CL A |
| BIO.B | BIO RAD LABS INC CL B |
| BIOC | BIOCEPT INC COM |
| BIOL | BIOLASE INC COM NEW |
| BIOT | BIOTECH ACQUISITION COMPANY CL A SHS |
| BIOTU | BIOTECH ACQUISITION COMPANY UNIT EX 113027 |
| BIOTW | BIOTECH ACQUISITION COMPANY WT EXP 113027 |
| BIOX | BIOCERES CROP SOLUTIONS CORP SHS |
| BIP | BROOKFIELD INFRAST PARTNERS LP LP INT UNIT |
| BIP-A | BROOKFIELD INFRAST PARTNERS LP 5.125 CL A PFD13 |
| BIP-B | BROOKFIELD INFRAST PARTNERS LP 5.00% PFD A 14 |
| BIPC | BROOKFIELD INFRASTRUCTURE CORP COM SB VTG SHS A |
| BIPH | BROOKFIELD INFRASTRUCTURE FIN NT CAL 81 |
| BIS | PROSHARES TR ULTST NASD NW20 |
| BIT | BLACKROCK MULTI SECTOR INC TR COM |
| BITE | BITE ACQUISITION CORP COMMON STOCK |
| BITE+ | BITE ACQUISITION CORP WT EXP 021231 |
| BITE= | BITE ACQUISITION CORP UNIT |
| BITF | BITFARMS LTD COM |
| BITQ | EXCHANGE TRADED CONCEPTS TR BITWISE CRYPTO |
| BIV | VANGUARD BD INDEX FDS INTERMED TERM |
| BIVI | BIOVIE INC CL A NEW |
| BIZD | VANECK VECTORS ETF TR BDC INCOME ETF |
| BJ | BJS WHSL CLUB HLDGS INC COM |
| BJK | VANECK VECTORS ETF TR GAMING ETF |
| BJRI | BJS RESTAURANTS INC COM |
| BK | BANK NEW YORK MELLON CORP COM |
| BKAG | BNY MELLON ETF TRUST CORE BOND ETF |
| BKCC | BLACKROCK CAP INVT CORP COM |
| BKD | BROOKDALE SR LIVING INC COM |

| | |
|---|---|
| BKE | BUCKLE INC COM |
| BKEM | BNY MELLON ETF TRUST EMRG MKT EQUIT |
| BKEP | BLUEKNIGHT ENERGY PARTNERS L P COM UNIT |
| BKEPP | BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A |
| BKF | ISHARES INC MSCI BRIC INDX |
| BKH | BLACK HILLS CORP COM |
| BKHY | BNY MELLON ETF TRUST HIGH YIELD BETA |
| BKI | BLACK KNIGHT INC COM |
| BKIE | BNY MELLON ETF TRUST INTERNATIONL EQT |
| BKLC | BNY MELLON ETF TRUST US LRG CP CORE |
| BKLN | INVESCO EXCH TRADED FD TR II SR LN ETF |
| BKMC | BNY MELLON ETF TRUST US MDCP CORE EQT |
| BKN | BLACKROCK INVT QUALITY MUN TR COM |
| BKNG | BOOKING HOLDINGS INC COM |
| BKR | BAKER HUGHES COMPANY CL A |
| BKSB | BNY MELLON ETF TRUST SHRT DUR CORP BD |
| BKSC | BANK SOUTH CAROLINA CORP COM |
| BKSE | BNY MELLON ETF TRUST US SMLCP CORE |
| BKT | BLACKROCK INCOME TR INC COM |
| BKTI | BK TECHNOLOGIES CORPORATION COM |
| BKU | BANKUNITED INC COM |
| BKYI | BIO-KEY INTL INC COM NEW |
| BL | BLACKLINE INC COM |
| BLBD | BLUE BIRD CORP COM |
| BLCM | BELLICUM PHARMACEUTICALS INC COM NEW |
| BLCN | SIREN ETF TR NSD NXGN ECO ETF |
| BLCT | BLUECITY HLDGS LTD ADS |
| BLD | TOPBUILD CORP COM |
| BLDE | BLADE AIR MOBILITY INC CL A COM |
| BLDEW | BLADE AIR MOBILITY INC WT EXP 090126 |
| BLDP | BALLARD PWR SYS INC NEW COM |
| BLDR | BUILDERS FIRSTSOURCE INC COM |
| BLE | BLACKROCK MUNI INCOME TR II COM |
| BLES | NORTHERN LTS FD TR IV INSPIRE GBL HOPE |

| | |
|---|---|
| BLFS | BIOLIFE SOLUTIONS INC COM NEW |
| BLHY | VIRTUS ETF TR II NEWFLEET HIG YLD |
| BLI | BERKELEY LTS INC COM |
| BLIN | BRIDGELINE DIGITAL INC COM |
| BLK | BLACKROCK INC COM |
| BLKB | BLACKBAUD INC COM |
| BLL | BALL CORP COM |
| BLMN | BLOOMIN BRANDS INC COM |
| BLNK | BLINK CHARGING CO COM |
| BLNKW | BLINK CHARGING CO WT EXP 013123 |
| BLOK | AMPLIFY ETF TR BLOCKCHAIN LDR |
| BLPH | BELLEROPHON THERAPEUTICS INC COM NEW |
| BLRX | BIOLINERX LTD SPONSORED ADS |
| BLSA | BCLS ACQUISITION CORP COM CL A |
| BLTS | BRIGHT LIGHTS ACQUISITION CORP COM CL A |
| BLTSU | BRIGHT LIGHTS ACQUISITION CORP UNIT |
| BLTSW | BRIGHT LIGHTS ACQUISITION CORP WT EXP 010128 |
| BLU | BELLUS HEALTH INC NEW COM NEW |
| BLUA | BLUERIVER ACQUISITION CORP SHS CL A |
| BLUA+ | BLUERIVER ACQUISITION CORP WT EXP 010426 |
| BLUA= | BLUERIVER ACQUISITION CORP UNIT EXP 010426 |
| BLUE | BLUEBIRD BIO INC COM |
| BLUW | BLUE WTR ACQUISITION CORP COM CL A |
| BLUWU | BLUE WTR ACQUISITION CORP UNIT EXP 083127 |
| BLUWW | BLUE WTR ACQUISITION CORP WT EXP 083127 |
| BLV | VANGUARD BD INDEX FDS LONG TERM BOND |
| BLW | BLACKROCK LTD DURATION INCOME COM SHS |
| BLX | BANCO LATINOAMERICANO DE SHS E |
| BMA | BANCO MACRO SA SPON ADR B |
| BMBL | BUMBLE INC COM CL A |
| BME | BLACKROCK HEALTH SCIENCES TR COM |
| BMEA | BIOMEA FUSION INC COM |
| BMED | BLACKROCK ETF TRUST FUTUR HEALTH ETF |
| BMEZ | BLACKROCK HEALTH SCIENCS TR II COM SHS |

| | |
|---|---|
| BMI | BADGER METER INC COM |
| BML-G | BK OF AMERICA CORP PFD1/1200 SR1 |
| BML-H | BK OF AMERICA CORP PFD 1/1200SER2 |
| BML-J | BK OF AMERICA CORP PFD DP1/1200 4 |
| BML-L | BK OF AMERICA CORP PFD 1/1200SER5 |
| BMO | BANK MONTREAL QUE COM |
| BMRA | BIOMERICA INC COM NEW |
| BMRC | BANK MARIN BANCORP COM |
| BMRN | BIOMARIN PHARMACEUTICAL INC COM |
| BMTC | BRYN MAWR BK CORP COM |
| BMTX | BM TECHNOLOGIES INC CL A COM |
| BMTX+ | BM TECHNOLOGIES INC WT EXP 010426 |
| BMY | BRISTOL-MYERS SQUIBB CO COM |
| BND | VANGUARD BD INDEX FDS TOTAL BND MRKT |
| BNDC | FLEXSHARES TR CRE SLCT BD FD |
| BNDW | VANGUARD SCOTTSDALE FDS TOTAL WLD BD ETF |
| BNDX | VANGUARD CHARLOTTE FDS INTL BD IDX ETF |
| BNE | ETF SER SOLUTIONS BLUE HORIZON BNE |
| BNED | BARNES & NOBLE ED INC COM |
| BNFT | BENEFITFOCUS INC COM |
| BNGO | BIONANO GENOMICS INC COM |
| BNGOW | BIONANO GENOMICS INC WT EXP 082123 |
| BNKD | BANK OF MONTREAL MCROSECTR 3XINVR |
| BNKU | BANK OF MONTREAL MICROSCTR 3X LVG |
| BNL | BROADSTONE NET LEASE INC COM |
| BNO | UNITED STS BRENT OIL FD LP UNIT |
| BNR | BURNING ROCK BIOTECH LTD SPONSORED ADS |
| BNS | BANK NOVA SCOTIA B C COM |
| BNSO | BONSO ELECTRS INTL INC COM |
| BNTC | BENITEC BIOPHARMA INC COM |
| BNTX | BIONTECH SE SPONSORED ADS |
| BNY | BLACKROCK N Y MUN INCOME TRUST SH BEN INT |
| BOAC | BLUESCAPE OPPORTUNITIES ACQUIS SHS |
| BOAC+ | BLUESCAPE OPPORTUNITIES ACQUIS WT EXP |

| | |
|---|---|
| BOAC= | BLUESCAPE OPPORTUNITIES ACQUIS UNIT EX |
| BOAS | BOA ACQUISITION CORP COM CL A |
| BOAS+ | BOA ACQUISITION CORP WT EXP 022228 |
| BOAS= | BOA ACQUISITION CORP UNIT EX 022228 |
| BOCH | BANK COMM HLDGS COM |
| BODY | THE BEACHBODY COMPANY INC COM CL A |
| BODY+ | THE BEACHBODY COMPANY INC WT EXP 123127 |
| BOE | BLACKROCK ENHANCED GLOBAL DIVI COM |
| BOH | BANK HAWAII CORP COM |
| BOH-A | BANK HAWAII HONOLULU 4.375% DEP PFD A |
| BOIL | PROSHARES TR II ULTRA BLOOMBERG |
| BOKF | BOK FINL CORP COM NEW |
| BOKFL | BOK FINL CORP SUB NTS |
| BOLT | BOLT BIOTHERAPEUTICS INC COM |
| BOMN | BOSTON OMAHA CORP COM |
| BON | BON NATURAL LIFE LIMITED ORD SHS |
| BOND | PIMCO ETF TR ACTIVE BD ETF |
| BOOM | DMC GLOBAL INC COM |
| BOOT | BOOT BARN HLDGS INC COM |
| BORR | BORR DRILLING LTD SHS |
| BOSC | BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80 |
| BOTJ | BANK OF THE JAMES FINL GP INC COM |
| BOTZ | GLOBAL X FDS RBTCS ARTFL INTE |
| BOUT | INNOVATOR ETFS TR IBD BREAKOUT |
| BOWX | BOWX ACQUISITION CORP CL A |
| BOWXU | BOWX ACQUISITION CORP UNIT EXP 080325 |
| BOWXW | BOWX ACQUISITION CORP WT EXP 08032025 |
| BOX | BOX INC CL A |
| BOXL | BOXLIGHT CORP COM CL A |
| BP | BP PLC SPONSORED ADR |
| BPFH | BOSTON PRIVATE FINL HLDGS INC COM |
| BPMC | BLUEPRINT MEDICINES CORP COM |
| BPMP | BP MIDSTREAM PARTNERS LP UNIT LTD PTNR |
| BPOP | POPULAR INC COM NEW |

| | |
|---|---|
| BPOPM | POPULAR CAP TR II PFD GTD 6.125% |
| BPOPN | POPULAR CAP TR I PFD 6.70% GTD |
| BPRN | BANK PRINCETON NEW JERSEY COM |
| BPT | BP PRUDHOE BAY RTY TR UNIT BEN INT |
| BPTH | BIO-PATH HLDGS INC COM |
| BPTS | BIOPHYTIS SA ADS |
| BPY | BROOKFIELD PROPERTY PARTRS LP UNIT LTD PARTN |
| BPYPN | BROOKFIELD PROPERTY PARTRS LP 5.75 CL A PF SR3 |
| BPYPO | BROOKFIELD PROPERTY PARTRS LP 6.375 CL A PFD 2 |
| BPYPP | BROOKFIELD PROPERTY PARTRS LP 6.50 PF UNIT A 1 |
| BPYU | BROOKFIELD PPTY REIT INC CL A |
| BPYUP | BROOKFIELD PPTY REIT INC 6.375% PFD A |
| BQ | BOQII HLDG LTD SPONSORED ADS |
| BR | BROADRIDGE FINL SOLUTIONS INC COM |
| BRBR | BELLRING BRANDS INC COM CL A |
| BRBS | BLUE RIDGE BANKSHARES INC VA COM |
| BRC | BRADY CORP CL A |
| BRCN | BURCON NUTRASCIENCE CORP COM |
| BREZ | BREEZE HOLDINGS ACQUISITN CORP COM |
| BREZR | BREEZE HOLDINGS ACQUISITN CORP RT |
| BREZW | BREEZE HOLDINGS ACQUISITN CORP WT EXP 052527 |
| BRF | VANECK VECTORS ETF TR BRAZIL SMALL CP |
| BRFS | BRF SA SPONSORED ADR |
| BRG | BLUEROCK RESIDENTIAL GWT REIT COM CL A |
| BRG-C | BLUEROCK RESIDENTIAL GWT REIT PFD SER C |
| BRG-D | BLUEROCK RESIDENTIAL GWT REIT PFD SER D |
| BRID | BRIDGFORD FOODS CORP COM |
| BRIV | B RILEY PRIN 250 MERGER CORP CLASS A COM |
| BRIVU | B RILEY PRIN 250 MERGER CORP UNIT EX 040626 |
| BRIVW | B RILEY PRIN 250 MERGER CORP WT EXP 040128 |
| BRK.A | BERKSHIRE HATHAWAY INC DEL CL A |
| BRK.B | BERKSHIRE HATHAWAY INC DEL CL B NEW |
| BRKL | BROOKLINE BANCORP INC DEL COM |
| BRKR | BRUKER CORP COM |

| | |
|---|---|
| BRKS | BROOKS AUTOMATION INC NEW COM |
| BRLI | BRILLIANT ACQUISITION CORP SHS |
| BRLIR | BRILLIANT ACQUISITION CORP RT |
| BRLIU | BRILLIANT ACQUISITION CORP UNIT EXP 123120 |
| BRLIW | BRILLIANT ACQUISITION CORP WT EXP 033125 |
| BRMK | BROADMARK RLTY CAP INC COM |
| BRMK+ | BROADMARK RLTY CAP INC WT EXP 111524 |
| BRN | BARNWELL INDS INC COM |
| BRO | BROWN & BROWN INC COM |
| BROG | BROOGE ENERGY LTD SHS |
| BROGW | BROOGE ENERGY LTD WT EXP 122024 |
| BRP | BRP GROUP INC COM CL A |
| BRPM | B RILEY PRINCIPAL 150 MERGER COM CL A |
| BRPMU | B RILEY PRINCIPAL 150 MERGER UNIT |
| BRPMW | B RILEY PRINCIPAL 150 MERGER WT EXP 030128 |
| BRQS | BORQS TECHNOLOGIES INC SHS |
| BRSP | BRIGHTSPIRE CAPITAL INC COM CL A |
| BRT | BRT APARTMENTS CORP COM |
| BRW | SABA CAPITAL INCOME & OPRNT FD SHARES |
| BRX | BRIXMOR PPTY GROUP INC COM |
| BRY | BERRY CORP COM |
| BRZU | DIREXION SHS ETF TR BRZ BL 2X SHS |
| BSA | BRIGHTSPHERE INVT GROUP INC FXD NT 31 |
| BSAC | BANCO SANTANDER CHILE NEW SP ADR REP COM |
| BSAE | INVESCO EXCH TRD SLF IDX FD TR BULLSHS 21 USD |
| BSBE | INVESCO EXCH TRD SLF IDX FD TR BULLSHS 22 USD |
| BSBK | BOGOTA FINL CORP COM |
| BSBR | BANCO SANTANDER BRASIL S A ADS REP 1 UNIT |
| BSCE | INVESCO EXCH TRD SLF IDX FD TR BULLSHS 23 USD |
| BSCL | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 CB |
| BSCM | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 CB |
| BSCN | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 CB |
| BSCO | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 CB |
| BSCP | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 CB |

| | |
|---|---|
| BSCQ | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 CB |
| BSCR | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 CB |
| BSCS | INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 28 |
| BSCT | INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029 |
| BSCU | INVESCO EXCH TRD SLF IDX FD TR INVSCO 30 CORP |
| BSDE | INVESCO EXCH TRD SLF IDX FD TR BULLSHS 24 USD |
| BSET | BASSETT FURNITURE INDS INC COM |
| BSGAU | BLUE SAFARI GRP ACQUISITN CORP UNIT EX 061026 |
| BSGM | BIOSIG TECHNOLOGIES INC COM NEW |
| BSIG | BRIGHTSPHERE INVT GROUP INC COM |
| BSJL | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 HY |
| BSJM | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 HY |
| BSJN | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 HY |
| BSJO | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 HY |
| BSJP | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 HY |
| BSJQ | INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 26 |
| BSJR | INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2027 |
| BSJS | INVESCO EXCH TRD SLF IDX FD TR INVSCO 28 HYCORP |
| BSKY | BIG SKY GROWTH PARTNERS INC CLASS A COM |
| BSKYU | BIG SKY GROWTH PARTNERS INC UNIT EX 040126 |
| BSKYW | BIG SKY GROWTH PARTNERS INC WT EXP 040126 |
| BSL | BLACKSTONE SENIOR FLOATNG RATE COM |
| BSM | BLACK STONE MINERALS L P COM UNIT |
| BSML | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 MUNI |
| BSMM | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 MUNI |
| BSMN | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 MUNI |
| BSMO | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 MUNI |
| BSMP | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 MUNI |
| BSMQ | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 MUNI |
| BSMR | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 MUNI |
| BSMS | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2028 MUNI |
| BSMT | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2029 MUNI |
| BSMU | INVESCO EXCH TRD SLF IDX FD TR INVSC 30 MUNI BD |
| BSMX | BANCO SANTANDER MEXICO SA SPONSORED ADS B |

| | |
|---|---|
| BSN | BROADSTONE ACQUISITION CORP SHS CL A |
| BSN+ | BROADSTONE ACQUISITION CORP WT EXP 091528 |
| BSN= | BROADSTONE ACQUISITION CORP UNIT EX |
| BSQR | BSQUARE CORP COM NEW |
| BSRR | SIERRA BANCORP COM |
| BST | BLACKROCK SCIENCE & TECHNOLOGY SHS |
| BSTZ | BLACKROCK SCIENCE & TECHNOLOGY SHS BEN INT |
| BST^ | BLACKROCK SCIENCE & TECHNOLOGY RT |
| BSV | VANGUARD BD INDEX FDS SHORT TRM BOND |
| BSVN | BANK7 CORP COM |
| BSX | BOSTON SCIENTIFIC CORP COM |
| BSX-A | BOSTON SCIENTIFIC CORP 5.50% CNV PFD A |
| BSY | BENTLEY SYS INC COM CL B |
| BTA | BLACKROCK LONG-TERM MUN ADVANT COM |
| BTAI | BIOXCEL THERAPEUTICS INC COM |
| BTAL | AGF INVTS TR AGFIQ US MK ANTI |
| BTAQ | BURGUNDY TECHNOLOGY ACQU CORP CL A |
| BTAQU | BURGUNDY TECHNOLOGY ACQU CORP UNIT EXP 082625 |
| BTAQW | BURGUNDY TECHNOLOGY ACQU CORP WT EXP 083127 |
| BTB | BIT BROTHER LIMITED SHS |
| BTBT | BIT DIGITAL INC SHS |
| BTCM | BIT MINING LIMITED SPON ADR REP A |
| BTEC | PRINCIPAL EXCHANGE-TRADED FDS HELTHCARE INDX |
| BTEK | BLACKROCK ETF TRUST FUTURE TECH ETF |
| BTG | B2GOLD CORP COM |
| BTI | BRITISH AMERN TOB PLC SPONSORED ADR |
| BTN | BALLANTYNE STRONG INC COM |
| BTNB | BRIDGETOWN 2 HOLDINGS LTD CL A |
| BTO | HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW |
| BTRS | BTRS HOLDINGS INC COM CL 1 |
| BTRSW | BTRS HOLDINGS INC WT EXP 011226 |
| BTT | BLACKROCK MUN TARGET TERM TR COM SHS BEN IN |
| BTU | PEABODY ENGR CORP COM |
| BTWN | BRIDGETOWN HOLDINGS LTD COM CL A |

| | |
|---|---|
| BTWNU | BRIDGETOWN HOLDINGS LTD UNIT EXP 101525 |
| BTWNW | BRIDGETOWN HOLDINGS LTD WT EXP 093027 |
| BTX | BROOKLYN IMMUNOTHERAPEUTICS COM |
| BTZ | BLACKROCK CR ALLOCATION INCOME COM |
| BUD | ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR |
| BUG | GLOBAL X FDS CYBRSCURTY ETF |
| BUI | BLACKROCK UTILS INFRASTRUCTURE COM |
| BUL | PACER FDS TR US CHS CWS GWT |
| BUR | BURFORD CAP LTD ORD SHS |
| BURL | BURLINGTON STORES INC COM |
| BUSE | FIRST BUSEY CORP COM NEW |
| BUZZ | VANECK VECTORS ETF TR SOCIAL SENTIMENT |
| BV | BRIGHTVIEW HLDGS INC COM |
| BVH | BLUEGREEN VACATIONS HLDG CORP CLASS A |
| BVN | COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR |
| BVS | BIOVENTUS INC COM CL A |
| BVXV | BIONDVAX PHARMACEUTICALS LTD SPOND ADS |
| BW | BABCOCK & WILCOX ENTERPRISES I COM |
| BW-A | BABCOCK & WILCOX ENTERPRISES I 7.75% CUM PFD A |
| BWA | BORGWARNER INC COM |
| BWAC | BETTER WORLD ACQUISITION CORP COM |
| BWACU | BETTER WORLD ACQUISITION CORP UNIT EX |
| BWACW | BETTER WORLD ACQUISITION CORP WT EXP 111527 |
| BWAY | BRAINSWAY LTD SPONSORED ADS |
| BWB | BRIDGEWATER BANCSHARES INC COM ACCD INV |
| BWEN | BROADWIND INC COM NEW |
| BWFG | BANKWELL FINL GROUP INC COM |
| BWG | BRANDYWINEGBL GBL INCM OPP FD COM |
| BWL.A | BOWL AMER INC CL A |
| BWMN | BOWMAN CONSULTING GROUP LTD COM |
| BWMX | BETTERWARE DE MXC S A B DE C V SHS NEW |
| BWSN | BABCOCK & WILCOX ENTERPRISES I CAL NT 26 |
| BWX | SPDR SER TR BLOMBERG INTL TR |
| BWXT | BWX TECHNOLOGIES INC COM |

| | |
|---|---|
| BWZ | SPDR SER TR BLOMBERG BRC INT |
| BX | BLACKSTONE GROUP INC COM |
| BXC | BLUELINX HLDGS INC COM NEW |
| BXMT | BLACKSTONE MTG TR INC COM CL A |
| BXMX | NUVEEN S&P 500 BUY-WRITE INCOM COM |
| BXP | BOSTON PROPERTIES INC COM |
| BXRX | BAUDAX BIO INC COM |
| BXS | BANCORPSOUTH BK TUPELO MISS COM |
| BXS-A | BANCORPSOUTH BK TUPELO MISS 5.5% NCUM PFD A |
| BY | BYLINE BANCORP INC COM |
| BYD | BOYD GAMING CORP COM |
| BYFC | BROADWAY FINL CORP DEL COM |
| BYLD | ISHARES TR YLD OPTIM BD |
| BYM | BLACKROCK MUN INCOME QUALITY T COM |
| BYND | BEYOND MEAT INC COM |
| BYRN | BYRNA TECHNOLOGIES INC COM NEW |
| BYSI | BEYONDSPRING INC SHS |
| BYTS | BYTE ACQUISITION CORP CLASS A ORD SHS |
| BYTSU | BYTE ACQUISITION CORP UNIT EX 031829 |
| BYTSW | BYTE ACQUISITION CORP WT EXP 031826 |
| BZ | KANZHUN LIMITED SPONSORED ADS |
| BZH | BEAZER HOMES USA INC COM NEW |
| BZQ | PROSHARES TR ULT MSCIBZL CAPP |
| BZUN | BAOZUN INC SPONSORED ADR |
| C | CITIGROUP INC COM NEW |
| C-J | CITIGROUP INC DEP SHS 1/1000 J |
| C-K | CITIGROUP INC DEP SHS RP PFD K |
| C-N | CITIGROUP CAP XIII TR PFD SECS |
| CAAP | CORPORACION AMER ARPTS S A COM |
| CAAS | CHINA AUTOMOTIVE SYS INC COM |
| CABA | CABALETTA BIO INC COM |
| CABO | CABLE ONE INC COM |
| CAC | CAMDEN NATL CORP COM |
| CACC | CREDIT ACCEP CORP MICH COM |

| | |
|---|---|
| CACG | LEGG MASON ETF INVT TR CLRBRG GWT ETF |
| CACI | CACI INTL INC CL A |
| CADE | CADENCE BANCORPORATION CL A |
| CAE | CAE INC COM |
| CAF | MORGAN STANLEY CHINA A SH FD I COM |
| CAG | CONAGRA BRANDS INC COM |
| CAH | CARDINAL HEALTH INC COM |
| CAHC | CA HEALTHCARE ACQUISITION CORP COM CL A |
| CAHCU | CA HEALTHCARE ACQUISITION CORP UNIT EX 122525 |
| CAHCW | CA HEALTHCARE ACQUISITION CORP WT EXP 122525 |
| CAI | CAI INTERNATIONAL INC COM |
| CAI-A | CAI INTERNATIONAL INC 8.50% RED PFD A |
| CAI-B | CAI INTERNATIONAL INC 8.5% RED PFD B |
| CAJ | CANON INC SPONSORED ADR |
| CAKE | CHEESECAKE FACTORY INC COM |
| CAL | CALERES INC COM |
| CALA | CALITHERA BIOSCIENCES INC COM |
| CALB | CALIFORNIA BANCORP INC COM |
| CALM | CAL MAINE FOODS INC COM NEW |
| CALT | CALLIDITAS THERAPEUTICS AB SPONSERED ADS |
| CALX | CALIX INC COM |
| CAMP | CALAMP CORP COM |
| CAMT | CAMTEK LTD ORD |
| CAN | CANAAN INC SPONSORED ADS |
| CANE | TEUCRIUM COMMODITY TR SUGAR FD |
| CANF | CAN FITE BIOFARMA LTD SPONSORED ADS |
| CANG | CANGO INC ADS |
| CANO | CANO HEALTH INC COM CL A |
| CANO+ | CANO HEALTH INC WT EXP 060326 |
| CAP | CAPITOL INVESTMENT CORP V COM CL A |
| CAP+ | CAPITOL INVESTMENT CORP V WT EXP |
| CAP= | CAPITOL INVESTMENT CORP V UNIT |
| CAPE | BARCLAYS BANK PLC IPATH SHILR CAPE |
| CAPL | CROSSAMERICA PARTNERS LP UT LTD PTN INT |

| | |
|---|---|
| CAPR | CAPRICOR THERAPEUTICS INC COM NEW |
| CAR | AVIS BUDGET GROUP COM |
| CARA | CARA THERAPEUTICS INC COM |
| CARE | CARTER BANKSHARES INC COM NEW |
| CARG | CARGURUS INC COM CL A |
| CARR | CARRIER GLOBAL CORPORATION COM |
| CARS | CARS COM INC COM |
| CARV | CARVER BANCORP INC COM NEW |
| CARZ | FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD |
| CAS | CASCADE ACQUISITION CORP COM CL A |
| CAS+ | CASCADE ACQUISITION CORP WT EXP 113027 |
| CAS= | CASCADE ACQUISITION CORP UNIT |
| CASA | CASA SYS INC COM |
| CASH | META FINL GROUP INC COM |
| CASI | CASI PHARMACEUTICALS INC COM |
| CASS | CASS INFORMATION SYS INC COM |
| CASY | CASEYS GEN STORES INC COM |
| CAT | CATERPILLAR INC COM |
| CATB | CATABASIS PHARMACEUTICALS INC COM NEW |
| CATC | CAMBRIDGE BANCORP COM |
| CATH | GLOBAL X FDS S&P 500 CATHOLIC |
| CATO | CATO CORP NEW CL A |
| CATY | CATHAY GEN BANCORP COM |
| CB | CHUBB LIMITED COM |
| CBAH | CBRE ACQUISITION HLDGS INC COM CL A |
| CBAH+ | CBRE ACQUISITION HLDGS INC WT EXP |
| CBAH= | CBRE ACQUISITION HLDGS INC UNIT EXP |
| CBAN | COLONY BANKCORP INC COM |
| CBAT | CBAK ENERGY TECHNOLOGY INC COM |
| CBAY | CYMABAY THERAPEUTICS INC COM |
| CBB | CINCINNATI BELL INC NEW COM NEW |
| CBB-B | CINCINNATI BELL INC NEW PFD CV DEP1/20 |
| CBD | COMPANHIA BRASILEIRA DE DISTRB SPONSORED ADR |
| CBFV | CB FINL SVCS INC COM |

| | |
|---|---|
| CBH | VIRTUS ALLIANZGI CONVERTIBLE COM |
| CBIO | CATALYST BIOSCIENCES INC COM NEW |
| CBLI | CLEVELAND BIOLABS INC COM NEW |
| CBLS | LISTED FD TR CHANGEBRIDGE LNG |
| CBMB | CBM BANCORP INC COM |
| CBNK | CAPITAL BANCORP INC MD COM |
| CBON | VANECK VECTORS ETF TR CHINAAMC CHINA B |
| CBRE | CBRE GROUP INC CL A |
| CBRL | CRACKER BARREL OLD CTRY STORE COM |
| CBSE | LISTED FD TR CHANGEBRIDGE SUS |
| CBSH | COMMERCE BANCSHARES INC COM |
| CBT | CABOT CORP COM |
| CBTX | CBTX INC COM |
| CBU | COMMUNITY BK SYS INC COM |
| CBZ | CBIZ INC COM |
| CC | CHEMOURS CO COM |
| CCAC | CITIC CAPITAL ACQUISITION CORP COM CL A |
| CCAC+ | CITIC CAPITAL ACQUISITION CORP WT EXP 011727 |
| CCAC= | CITIC CAPITAL ACQUISITION CORP UNIT |
| CCAP | CRESCENT CAP BDC INC COM |
| CCB | COASTAL FINL CORP WA COM NEW |
| CCBG | CAPITAL CITY BK GROUP INC COM |
| CCCC | C4 THERAPEUTICS INC COM STK |
| CCD | CALAMOS DYNAMIC CONV & INCOME COM |
| CCEP | COCA-COLA EUROPACIFIC PARTNERS SHS |
| CCF | CHASE CORP COM |
| CCI | CROWN CASTLE INTL CORP NEW COM |
| CCIV | CHURCHILL CAPITAL CORP IV CL A |
| CCIV+ | CHURCHILL CAPITAL CORP IV WT EXP 080425 |
| CCIV= | CHURCHILL CAPITAL CORP IV UNIT |
| CCJ | CAMECO CORP COM |
| CCK | CROWN HLDGS INC COM |
| CCL | CARNIVAL CORP PAIRED CTF |
| CCLP | CSI COMPRESSCO LP COM UNIT |

| | |
|---|---|
| CCM | CONCORD MED SVCS HLDGS LTD SPON ADR CL A |
| CCMP | CMC MATERIALS INC COM |
| CCNC | CODE CHAIN NEW CONTINENT LTD COM |
| CCNE | CNB FINL CORP PA COM |
| CCNEP | CNB FINL CORP PA 7.125 DP SH PF A |
| CCO | CLEAR CHANNEL OUTDOOR HLDGS IN COM |
| CCOI | COGENT COMMUNICATIONS HLDGS IN COM NEW |
| CCON | DIREXION SHS ETF TR CONNECTED CONSUM |
| CCOR | LISTED FD TR CORE ALT FD |
| CCRC | CHINA CUST RELATIONS CNTR INC COM |
| CCRN | CROSS CTRY HEALTHCARE INC COM |
| CCRV | ISHARES U S ETF TR COMMODITY CURVE |
| CCS | CENTURY CMNTYS INC COM |
| CCU | COMPANIA CERVECERIAS UNIDAS S SPONSORED ADR |
| CCV | CHURCHILL CAPITAL CORP V COM CL A |
| CCV+ | CHURCHILL CAPITAL CORP V WT EXP 102927 |
| CCV= | CHURCHILL CAPITAL CORP V UNIT |
| CCVI | CHURCHILL CAPITAL CORP VI COM CL A |
| CCVI+ | CHURCHILL CAPITAL CORP VI WT EXP 021726 |
| CCVI= | CHURCHILL CAPITAL CORP VI UNIT |
| CCXI | CHEMOCENTRYX INC COM |
| CCZ | COMCAST HOLDINGS CORP ZONES CV2% PCS |
| CD | CHINDATA GROUP HLDGS LTD ADS |
| CDAK | CODIAK BIOSCIENCES INC COM |
| CDAY | CERIDIAN HCM HLDG INC COM |
| CDC | VICTORY PORTFOLIOS II VCSHS US EQ INCM |
| CDE | COEUR MNG INC COM NEW |
| CDEV | CENTENNIAL RESOURCE DEV INC CL A |
| CDK | CDK GLOBAL INC COM |
| CDL | VICTORY PORTFOLIOS II VCSHS US LRG CAP |
| CDLX | CARDLYTICS INC COM |
| CDMO | AVID BIOSERVICES INC COM |
| CDNA | CAREDX INC COM |
| CDNS | CADENCE DESIGN SYSTEM INC COM |

| | |
|---|---|
| CDOR | CONDOR HOSPITALITY TR INC COM NEW |
| CDR | CEDAR REALTY TRUST INC COM NEW |
| CDR-B | CEDAR REALTY TRUST INC PFD-B 7.25% |
| CDR-C | CEDAR REALTY TRUST INC 6.50% CUM PFD C |
| CDTX | CIDARA THERAPEUTICS INC COM |
| CDW | CDW CORP COM |
| CDXC | CHROMADEX CORP COM NEW |
| CDXS | CODEXIS INC COM |
| CDZI | CADIZ INC COM NEW |
| CE | CELANESE CORP DEL COM |
| CEA | CHINA EASTN AIRLS LTD SPON ADR CL H |
| CECE | CECO ENVIRONMENTAL CORP COM |
| CEE | CENTRAL & EASTERN EUROPE FD IN COM |
| CEF | SPROTT PHYSICAL GOLD & SILVER TR UNIT |
| CEFA | GLOBAL X FDS S&P EX US ETF |
| CEFD | UBS AG LONDON BRANCH CAL LKD 50 |
| CEI | CAMBER ENERGY INC COM |
| CEIX | CONSOL ENERGY INC NEW COM |
| CELC | CELCUITY INC COM |
| CELG^ | BRISTOL-MYERS SQUIBB CO CONTIN VAL RT |
| CELH | CELSIUS HLDGS INC COM NEW |
| CELP | CYPRESS ENVIRONMENTL PARTNR LP LTD PARTNER INT |
| CEM | CLEARBRIDGE MLP AND MIDSTRM FD COM |
| CEMI | CHEMBIO DIAGNOSTICS INC COM NEW |
| CEN | CENTER COAST BRKFLD MLP ENRGY SHS BEN INT |
| CENH | CENTRICUS ACQUISITION CORP CL A SHS |
| CENHU | CENTRICUS ACQUISITION CORP UNIT EX 020828 |
| CENHW | CENTRICUS ACQUISITION CORP WT EXP 020426 |
| CENT | CENTRAL GARDEN & PET CO COM |
| CENTA | CENTRAL GARDEN & PET CO CL A NON-VTG |
| CENX | CENTURY ALUM CO COM |
| CEPU | CENTRAL PUERTO S A SPONSORED ADR |
| CEQP | CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER |
| CEQP- | CRESTWOOD EQUITY PARTNERS LP 9.25% PFD UNIT |

| | |
|---|---|
| CERC | CERECOR INC COM |
| CERE | CEREVEL THERAPEUTICS HLDNG INC COM |
| CEREW | CEREVEL THERAPEUTICS HLDNG INC WT EXP 060927 |
| CERN | CERNER CORP COM |
| CERS | CERUS CORP COM |
| CERT | CERTARA INC COM |
| CET | CENTRAL SECS CORP COM |
| CETX | CEMTREX INC COM NEW |
| CETXP | CEMTREX INC PFD SER 1 |
| CETXW | CEMTREX INC WT EXP 120222 |
| CEV | EATON VANCE CALIF MUN INCOM TR SH BEN INT |
| CEVA | CEVA INC COM |
| CEW | WISDOMTREE TR EMERG CUR STR FD |
| CEY | VICTORY PORTFOLIOS II VICOTRYSHS EMG |
| CF | CF INDS HLDGS INC COM |
| CFA | VICTORY PORTFOLIOS II VCSHS US 500 VOL |
| CFAC | CF FIN ACQUISITION CORP III CL A |
| CFACU | CF FIN ACQUISITION CORP III UNIT EXP 093027 |
| CFACW | CF FIN ACQUISITION CORP III WT EXP 093027 |
| CFB | CROSSFIRST BANKSHARES INC COM |
| CFBK | CF BANKSHARES INC COM |
| CFFE | CF ACQUISITION CORP VIII CLASS A COM |
| CFFEU | CF ACQUISITION CORP VIII UNIT EX 033128 |
| CFFEW | CF ACQUISITION CORP VIII WT EXP 033128 |
| CFFI | C & F FINL CORP COM |
| CFFN | CAPITOL FED FINL INC COM |
| CFFVU | CF ACQUISITION CORP V UNIT EX 012526 |
| CFFVW | CF ACQUISITION CORP V WT EXP 012526 |
| CFG | CITIZENS FINL GROUP INC COM |
| CFG-D | CITIZENS FINL GROUP INC 6.350% DEP PFD D |
| CFG-E | CITIZENS FINL GROUP INC 5% DP SHS PFD E |
| CFIV | CF ACQUISITION CORP IV COM CL A |
| CFIVU | CF ACQUISITION CORP IV UNIT EXP 123127 |
| CFIVW | CF ACQUISITION CORP IV WT EXP 123127 |

| | |
|---|---|
| CFLT | CONFLUENT INC CLASS A COM |
| CFMS | CONFORMIS INC COM |
| CFO | VICTORY PORTFOLIOS II VCSHS US 500 ENH |
| CFR | CULLEN FROST BANKERS INC COM |
| CFR-B | CULLEN FROST BANKERS INC 4.450% DEP PFD B |
| CFRX | CONTRAFECT CORP COM NEW |
| CFV | CF ACQUISITION CORP V CL A |
| CFVI | CF ACQUISITION CORP VI COM CL A |
| CFVIU | CF ACQUISITION CORP VI UNIT |
| CFVIW | CF ACQUISITION CORP VI WT EXP 021828 |
| CFX | COLFAX CORP COM |
| CFXA | COLFAX CORP UNIT 01/15/22 |
| CG | CARLYLE GROUP INC COM |
| CGA | CHINA GREEN AGRICULTURE INC COM NEW |
| CGABL | CARLYLE FIN LLC NT CAL 61 |
| CGAU | CENTERRA GOLD INC COM |
| CGBD | TCG BDC INC COM |
| CGC | CANOPY GROWTH CORP COM |
| CGEM | CULLINAN ONCOLOGY INC COM |
| CGEN | COMPUGEN LTD ORD |
| CGNT | COGNYTE SOFTWARE LTD ORD SHS |
| CGNX | COGNEX CORP COM |
| CGO | CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT |
| CGRN | CAPSTONE GREEN ENERGY CORP COM |
| CGW | INVESCO EXCH TRADED FD TR II S&P GBL WATER |
| CHAA | CATCHA INVESTMENT CORP SHS CL A |
| CHAA+ | CATCHA INVESTMENT CORP WT EXP |
| CHAA= | CATCHA INVESTMENT CORP UNIT |
| CHAD | DIREXION SHS ETF TR CSI300 CHINA1X |
| CHAQ | CHARDAN HEALTHCR ACQSTN 2 CORP COM |
| CHAQ+ | CHARDAN HEALTHCR ACQSTN 2 CORP WT EXP 030525 |
| CHAQ= | CHARDAN HEALTHCR ACQSTN 2 CORP UNIT |
| CHAU | DIREXION SHS ETF TR CSI 300 BULL2X |
| CHB | GLOBAL X FDS CHINA BIOTECHINV |

| CHCI | COMSTOCK HLDG COS INC CL A NEW |
|------|--------------------------------|
| CHCO | CITY HLDG CO COM |
| CHCT | COMMUNITY HEALTHCARE TR INC COM |
| CHD | CHURCH & DWIGHT INC COM |
| CHDN | CHURCHILL DOWNS INC COM |
| CHE | CHEMED CORP NEW COM |
| CHEF | CHEFS WHSE INC COM |
| CHEK | CHECK CAP LTD SHS |
| CHEKZ | CHECK CAP LTD WT C EXP 050323 |
| CHFW | CONSONANCE HFW ACQUISITION COR SHS CL A |
| CHFW+ | CONSONANCE HFW ACQUISITION COR WT EXP 102825 |
| CHFW= | CONSONANCE HFW ACQUISITION COR UNIT EXP |
| CHGG | CHEGG INC COM |
| CHGX | ETF SER SOLUTIONS CHANG FIN US LRG |
| CHH | CHOICE HOTELS INTL INC COM |
| CHI | CALAMOS CONV OPPORTUNITIES & I SH BEN INT |
| CHIC | GLOBAL X FDS MSCI CHINA COMMU |
| CHIE | GLOBAL X FDS MSCI CHINA ENRGY |
| CHIH | GLOBAL X FDS MSCI CHINA HC |
| CHII | GLOBAL X FDS MSCI CHINA INDST |
| CHIK | GLOBAL X FDS MSCI CHINA IT |
| CHIL | GLOBAL X FDS MSCI CHINA LRG |
| CHIM | GLOBAL X FDS MSCI CHINA MATRL |
| CHIQ | GLOBAL X FDS MSCI CHINA CNSMR |
| CHIR | GLOBAL X FDS MSCI CHINA RE |
| CHIS | GLOBAL X FDS MSCI CHINA CON |
| CHIU | GLOBAL X FDS MSCI CHINA UTL |
| CHIX | GLOBAL X FDS MSCI CHINA FINCL |
| CHK | CHESAPEAKE ENERGY CORP COM |
| CHKEL | CHESAPEAKE ENERGY CORP WT C EXP 090226 |
| CHKEW | CHESAPEAKE ENERGY CORP WT CL A EX |
| CHKEZ | CHESAPEAKE ENERGY CORP WT CL B EX |
| CHKP | CHECK POINT SOFTWARE TECH LTD ORD |
| CHMA | CHIASMA INC COM |

| | |
|---|---|
| CHMG | CHEMUNG FINL CORP COM |
| CHMI | CHERRY HILL MTG INVT CORP COM |
| CHMI-A | CHERRY HILL MTG INVT CORP 8.20% CUM PFD A |
| CHMI-B | CHERRY HILL MTG INVT CORP 8.250 CUM PFD B |
| CHN | CHINA FD INC COM |
| CHNA | ETF SER SOLUTIONS LONCAR CHINA BIO |
| CHNG | CHANGE HEALTHCARE INC COM |
| CHNGU | CHANGE HEALTHCARE INC UNIT 06/30/22 |
| CHNR | CHINA NATURAL RESOURCES INC COM |
| CHPM | CHP MERGER CORP COM CL A |
| CHPMU | CHP MERGER CORP UNIT EXP 112224 |
| CHPMW | CHP MERGER CORP WT EXP 112224 |
| CHPT | CHARGEPOINT HOLDINGS INC COM CL A |
| CHPT+ | CHARGEPOINT HOLDINGS INC WT EXP 072526 |
| CHRA | CHARAH SOLUTIONS INC COM |
| CHRS | COHERUS BIOSCIENCES INC COM |
| CHRW | C H ROBINSON WORLDWIDE INC COM NEW |
| CHS | CHICOS FAS INC COM |
| CHSCL | CHS INC CLASS B SER 4 |
| CHSCM | CHS INC RED PFD SER3 CLB |
| CHSCN | CHS INC PFD B SR 2 RST |
| CHSCO | CHS INC PFD CL B |
| CHSCP | CHS INC PFD 8% |
| CHT | CHUNGHWA TELECOM CO LTD SPON ADR NEW11 |
| CHTR | CHARTER COMMUNICATIONS INC NEW CL A |
| CHUY | CHUYS HLDGS INC COM |
| CHW | CALAMOS GBL DYN INCOME FUND COM |
| CHWY | CHEWY INC CL A |
| CHX | CHAMPIONX CORPORATION COM |
| CHY | CALAMOS CONV & HIGH INCOME FD COM SHS |
| CI | CIGNA CORP NEW COM |
| CIA | CITIZENS INC CL A |
| CIB | BANCOLOMBIA S A SPON ADR PREF |
| CIBR | FIRST TR EXCHANGE TRADED FD II NASDAQ CYB ETF |

| | |
|---|---|
| CID | VICTORY PORTFOLIOS II VCSHS INTL HG DV |
| CIDM | CINEDIGM CORP COM NEW |
| CIEN | CIENA CORP COM NEW |
| CIF | MFS INTER HIGH INCOME FD SH BEN INT |
| CIG | CIA ENERGETICA DE MINAS GERAIS SP ADR N-V PFD |
| CIG.C | CIA ENERGETICA DE MINAS GERAIS SPONSORED ADR |
| CIGI | COLLIERS INTL GROUP INC SUB VTG SHS |
| CIH | CHINA INDEX HLDGS LTD SPNSRD ADS A |
| CII | BLACKROCK ENHANCD CAP & INM FD COM |
| CIK | CREDIT SUISSE ASSET MGMT INCOM COM |
| CIL | VICTORY PORTFOLIOS II VCSHS INTL VOLTY |
| CIM | CHIMERA INVT CORP COM NEW |
| CIM-A | CHIMERA INVT CORP PFD SER A |
| CIM-B | CHIMERA INVT CORP PFD SER B |
| CIM-C | CHIMERA INVT CORP 7.75% CUM PFD C |
| CIM-D | CHIMERA INVT CORP 8% PFD CUM SER D |
| CINF | CINCINNATI FINL CORP COM |
| CINR | CINER RESOURCES LP COM UNIT LTD |
| CIO | CITY OFFICE REIT INC COM |
| CIO-A | CITY OFFICE REIT INC RED PFD SER A |
| CIR | CIRCOR INTL INC COM |
| CIT | CIT GROUP INC COM NEW |
| CIT-B | CIT GROUP INC 5.625 NCUM PFD B |
| CIVB | CIVISTA BANCSHARES INC COM NO PAR |
| CIX | COMPX INTL INC CL A |
| CIXX | CI FINL CORP COM |
| CIZ | VICTORY PORTFOLIOS II VCSHS DEV ENH VL |
| CIZN | CITIZENS HLDG CO MISS COM |
| CJJD | CHINA JO-JO DRUGSTORES INC COM NEW |
| CKPT | CHECKPOINT THERAPEUTICS INC COM |
| CKX | CKX LDS INC COM |
| CL | COLGATE PALMOLIVE CO COM |
| CLAA | COLONNADE ACQUISITION CORP II SHS CL A |
| CLAA+ | COLONNADE ACQUISITION CORP II WT EXP |

| | |
|---|---|
| CLAA= | COLONNADE ACQUISITION CORP II UNIT |
| CLAR | CLARUS CORP NEW COM |
| CLAS | CLASS ACCELERATION CORP COM |
| CLAS+ | CLASS ACCELERATION CORP WT EXP 033128 |
| CLAS= | CLASS ACCELERATION CORP UNIT |
| CLB | CORE LABORATORIES N V COM |
| CLBK | COLUMBIA FINL INC COM |
| CLBR= | COLOMBIER ACQUISITION CORP UNIT |
| CLBS | CALADRIUS BIOSCIENCES INC COM NEW |
| CLDB | CORTLAND BANCORP COM |
| CLDL | DIREXION SHS ETF TR DAILY CLUD BUL2X |
| CLDR | CLOUDERA INC COM |
| CLDS | DIREXION SHS ETF TR DAILY CLUD BER2X |
| CLDT | CHATHAM LODGING TR COM |
| CLDX | CELLDEX THERAPEUTICS INC NEW COM NEW |
| CLEU | CHINA LIBERAL ED HLDGS LTD ORD |
| CLF | CLEVELAND-CLIFFS INC NEW COM |
| CLFD | CLEARFIELD INC COM |
| CLGN | COLLPLANT BIOTECHNOLOGIES LTD SHS NEW |
| CLH | CLEAN HARBORS INC COM |
| CLI | MACK CALI RLTY CORP COM |
| CLII | CLIMATE CHANGE CRISIS REAL IMP CL A COM |
| CLII+ | CLIMATE CHANGE CRISIS REAL IMP WT EXP 091525 |
| CLII= | CLIMATE CHANGE CRISIS REAL IMP UNIT EX |
| CLIM | CLIMATE REAL IMPACT SLUTINS II COM CL A |
| CLIM+ | CLIMATE REAL IMPACT SLUTINS II WT EXP 012926 |
| CLIM= | CLIMATE REAL IMPACT SLUTINS II UNIT |
| CLIR | CLEARSIGN TECHNOLOGIES CORP COM |
| CLIX | PROSHARES TR LONG ONLINE SHRT |
| CLLS | CELLECTIS S A SPON ADS |
| CLM | CORNERSTONE STRATEGIC VALUE FD COM |
| CLMT | CALUMET SPECIALTY PRODS PARTNE UT LTD PARTNER |
| CLNE | CLEAN ENERGY FUELS CORP COM |
| CLNN | CLENE INC COMMON STOCK |

| | |
|---|---|
| CLNNW | CLENE INC WT EXP 110725 |
| CLOU | GLOBAL X FDS CLOUD COMPUTNG |
| CLOV | CLOVER HEALTH INVESTMENTS CORP COM CL A |
| CLOVW | CLOVER HEALTH INVESTMENTS CORP WT EXP 042125 |
| CLPR | CLIPPER RLTY INC COM |
| CLPS | CLPS INCORPORATION COM |
| CLPT | CLEARPOINT NEURO INC COM |
| CLR | CONTINENTAL RES INC COM |
| CLRB | CELLECTAR BIOSCIENCES INC COM PAR |
| CLRG | INDEXIQ ETF TR IQ CHAIKIN US |
| CLRM | CLARIM ACQUISITION CORP COM CL A |
| CLRMU | CLARIM ACQUISITION CORP UNIT |
| CLRMW | CLARIM ACQUISITION CORP WT EXP 010526 |
| CLRO | CLEARONE INC COM |
| CLS | CELESTICA INC SUB VTG SHS |
| CLSD | CLEARSIDE BIOMEDICAL INC COM |
| CLSK | CLEANSPARK INC COM NEW |
| CLSN | CELSION CORP COM PAR NEW |
| CLTL | INVESCO EXCH TRADED FD TR II TREAS COLATERL |
| CLVR | CLEVER LEAVES HOLDINGS INC COM |
| CLVRW | CLEVER LEAVES HOLDINGS INC WT EXP 121825 |
| CLVS | CLOVIS ONCOLOGY INC COM |
| CLVT | CLARIVATE PLC ORD SHS |
| CLVT-A | CLARIVATE PLC 5.25% PFD CONV A |
| CLW | CLEARWATER PAPER CORP COM |
| CLWT | EURO TECH HOLDINGS CO LTD SHS NEW |
| CLX | CLOROX CO DEL COM |
| CLXT | CALYXT INC COM |
| CM | CANADIAN IMP BK COMM COM |
| CMA | COMERICA INC COM |
| CMAX | CAREMAX INC COM CL A |
| CMAXW | CAREMAX INC WT EXP 060826 |
| CMBM | CAMBIUM NETWORKS CORP SHS |
| CMBS | ISHARES TR CMBS ETF |

| | |
|---|---|
| CMC | COMMERCIAL METALS CO COM |
| CMCL | CALEDONIA MNG CORP PLC SHS NEW |
| CMCM | CHEETAH MOBILE INC ADR |
| CMCO | COLUMBUS MCKINNON CORP N Y COM |
| CMCSA | COMCAST CORP NEW CL A |
| CMCT | CIM COML TR CORP COM NEW |
| CMCTP | CIM COML TR CORP 5.5% SER L PFD |
| CMDY | ISHARES U S ETF TR BLOOMBERG ROLL |
| CME | CME GROUP INC COM |
| CMF | ISHARES TR CALIF MUN BD ETF |
| CMG | CHIPOTLE MEXICAN GRILL INC COM |
| CMI | CUMMINS INC COM |
| CMII | CM LIFE SCIENCES II INC CL A |
| CMIIU | CM LIFE SCIENCES II INC UNIT EX 022528 |
| CMIIW | CM LIFE SCIENCES II INC WT EXP 030128 |
| CMLF | CM LIFE SCIENCES INC COM CL A |
| CMLFU | CM LIFE SCIENCES INC UNIT EXP 090125 |
| CMLFW | CM LIFE SCIENCES INC WT EXP 090427 |
| CMLS | CUMULUS MEDIA INC COM CL A |
| CMLT | CM LIFE SCIENCES III INC CLASS A COM |
| CMLTU | CM LIFE SCIENCES III INC UNIT EX 043028 |
| CMLTW | CM LIFE SCIENCES III INC WT EXP 043028 |
| CMMB | CHEMOMAB THERAPEUTICS LTD SPONSORED ADS |
| CMO | CAPSTEAD MTG CORP COM NO PAR |
| CMO-E | CAPSTEAD MTG CORP PFD SER E |
| CMP | COMPASS MINERALS INTL INC COM |
| CMPI | CHECKMATE PHARMACEUTICALS INC COM |
| CMPR | CIMPRESS PLC SHS EURO |
| CMPS | COMPASS PATHWAYS PLC SPONSORED ADS |
| CMRE | COSTAMARE INC SHS |
| CMRE-B | COSTAMARE INC PERP PFD SER B |
| CMRE-C | COSTAMARE INC PERP PFD SER C |
| CMRE-D | COSTAMARE INC PFD SER D |
| CMRE-E | COSTAMARE INC 8.87% CUM PFD E |

| | |
|---|---|
| CMRX | CHIMERIX INC COM |
| CMS | CMS ENERGY CORP COM |
| CMS-B | CONSUMERS ENERGY CO PFD $4.50 |
| CMSA | CMS ENERGY CORP 5.6% JRSUB NT 78 |
| CMSC | CMS ENERGY CORP 5.875 JR NT 78 |
| CMSD | CMS ENERGY CORP 5.875 NTS 79 |
| CMT | CORE MOLDING TECHNOLOGIES INC COM |
| CMTL | COMTECH TELECOMMUNICATIONS CP COM NEW |
| CMU | MFS HIGH YIELD MUN TR SH BEN INT |
| CN | DBX ETF TR XTRACK MSCI CHNA |
| CNA | CNA FINL CORP COM |
| CNAQU | CHARDAN NEXTECH ACQUISITION CORP |
| CNBKA | CENTURY BANCORPORATION INC CL A NON VTG |
| CNBS | AMPLIFY ETF TR SEYMOUR CANNBS |
| CNC | CENTENE CORP DEL COM |
| CNCE | CONCERT PHARMACEUTICALS INC COM |
| CNCR | ETF SER SOLUTIONS LONCAR CANCER |
| CND | CONCORD ACQUISITION CORP COM CL A |
| CND+ | CONCORD ACQUISITION CORP WT EXP 112825 |
| CND= | CONCORD ACQUISITION CORP UNIT EX 112825 |
| CNDT | CONDUENT INC COM |
| CNET | ZW DATA ACTION TECHNOLOGS INC COM |
| CNEY | CN ENERGY GROUP INC SHS |
| CNF | CNFINANCE HLDGS LTD SPON ADS |
| CNFR | CONIFER HLDGS INC COM |
| CNFRL | CONIFER HLDGS INC 6.75% SR NT 23 |
| CNHI | CNH INDL N V SHS |
| CNI | CANADIAN NATL RY CO COM |
| CNK | CINEMARK HLDGS INC COM |
| CNMD | CONMED CORP COM |
| CNNB | CINCINNATI BANCORP INC COM NEW |
| CNNE | CANNAE HLDGS INC COM |
| CNO | CNO FINL GROUP INC COM |
| CNO-A | CNO FINL GROUP INC 5.125% DEB 60 |

| | |
|---|---|
| CNOB | CONNECTONE BANCORP INC COM |
| CNP | CENTERPOINT ENERGY INC COM |
| CNP-B | CENTERPOINT ENERGY INC DEP RP PFD CV B |
| CNQ | CANADIAN NAT RES LTD COM |
| CNR | CORNERSTONE BLDG BRANDS INC COM |
| CNRG | SPDR SER TR S&P KENSHO CLEAN |
| CNS | COHEN & STEERS INC COM |
| CNSL | CONSOLIDATED COMM HLDGS INC COM |
| CNSP | CNS PHARMACEUTICALS INC COM |
| CNST | CONSTELLATION PHARMCETICLS INC COM |
| CNTA | CENTESSA PHARMACEUTICALS PLC SPONSORED ADS |
| CNTB | CONNECT BIOPHARMA HLDGS LTD ADS |
| CNTG | CENTOGENE N V COM |
| CNTY | CENTURY CASINOS INC COM |
| CNVY | CONVEY HLDG PARENT INC COM |
| CNX | CNX RES CORP COM |
| CNXC | CONCENTRIX CORP COM |
| CNXN | PC CONNECTION INC COM |
| CNXT | VANECK VECTORS ETF TR CHINAAMC SME CHI |
| CO | GLOBAL CORD BLOOD CORPORATION SHS |
| COCP | COCRYSTAL PHARMA INC COM |
| CODA | CODA OCTOPUS GROUP INC COM NEW |
| CODI | COMPASS DIVERSIFIED SH BEN INT |
| CODI-A | COMPASS DIVERSIFIED 7.250% PFD SER A |
| CODI-B | COMPASS DIVERSIFIED 7.87% CUM PFD B |
| CODI-C | COMPASS DIVERSIFIED 7.875 CUM PFD C |
| CODX | CO-DIAGNOSTICS INC COM |
| COE | CHINA ONLINE ED GROUP SPONSORED ADR |
| COF | CAPITAL ONE FINL CORP COM |
| COF-G | CAPITAL ONE FINL CORP DEP SHS PFD G |
| COF-H | CAPITAL ONE FINL CORP DEP SHS PFD H |
| COF-I | CAPITAL ONE FINL CORP DP SHS PFD I |
| COF-J | CAPITAL ONE FINL CORP 4.8 DP SH PF J |
| COF-K | CAPITAL ONE FINL CORP 4.625 DEP PFD K |

| | |
|---|---|
| COF-L | CAPITAL ONE FINL CORP 4.375% DEP PFD L |
| COFS | CHOICEONE FINL SVCS INC COM |
| COG | CABOT OIL & GAS CORP COM |
| COGT | COGENT BIOSCIENCES INC COM |
| COHN | COHEN & CO INC NEW COM |
| COHR | COHERENT INC COM |
| COHU | COHU INC COM |
| COIN | COINBASE GLOBAL INC COM CL A |
| COKE | COCA COLA CONS INC COM |
| COLB | COLUMBIA BKG SYS INC COM |
| COLD | AMERICOLD RLTY TR COM |
| COLI | COLICITY INC COM CL A |
| COLIU | COLICITY INC UNIT EX 022426 |
| COLIW | COLICITY INC WT EXP 022426 |
| COLL | COLLEGIUM PHARMACEUTICAL INC COM |
| COLM | COLUMBIA SPORTSWEAR CO COM |
| COM | DIREXION SHS ETF TR AUSPCE CMD STG |
| COMB | GRANITESHARES ETF TR BBG COMMD K 1 |
| COMM | COMMSCOPE HLDG CO INC COM |
| COMP | COMPASS INC CL A |
| COMS | COMSOVEREIGN HLDG CORP COM NEW |
| COMSW | COMSOVEREIGN HLDG CORP WT EXP 121825 |
| COMT | ISHARES U S ETF TR GSCI CMDTY STGY |
| CONE | CYRUSONE INC COM |
| CONN | CONNS INC COM |
| CONX | CONX CORP COM CL A |
| CONXU | CONX CORP UNIT EXP 103027 |
| CONXW | CONX CORP WT EXP 103027 |
| COO | COOPER COS INC COM NEW |
| COOL | CORNER GROWTH ACQUISITION CORP CL A SHS |
| COOLU | CORNER GROWTH ACQUISITION CORP UNIT EXP 010127 |
| COOLW | CORNER GROWTH ACQUISITION CORP WT EX |
| COOP | MR COOPER GROUP INC COM |
| COP | CONOCOPHILLIPS COM |

| | |
|---|---|
| COPX | GLOBAL X FDS GLOBAL X COPPER |
| COR | CORESITE RLTY CORP COM |
| CORE | CORE-MARK HLDG CO INC COM |
| CORN | TEUCRIUM COMMODITY TR CORN FD SHS |
| CORP | PIMCO ETF TR INV GRD CRP BD |
| CORR | CORENERGY INFRASTRUCTURE TR IN COM NEW |
| CORR-A | CORENERGY INFRASTRUCTURE TR IN DEP SHS REPSTG |
| CORT | CORCEPT THERAPEUTICS INC COM |
| COST | COSTCO WHSL CORP NEW COM |
| COTY | COTY INC COM CL A |
| COUP | COUPA SOFTWARE INC COM |
| COUR | COURSERA INC COM |
| COVA | COVA ACQUISITION CORP CL A SHS |
| COVAU | COVA ACQUISITION CORP UNIT EX 040121 |
| COVAW | COVA ACQUISITION CORP WT EXP 020526 |
| COW | BARCLAYS BANK PLC ETN LKD 48 |
| COWN | COWEN INC CL A NEW |
| COWNL | COWEN INC 7.75% SRNT 33 |
| CP | CANADIAN PAC RY LTD COM |
| CPA | COPA HOLDINGS SA CL A |
| CPAC | CEMENTOS PACASMAYO S A A SPONSORED ADR |
| CPARU | CATALYST PARTNRS ACQUISITN CRP UNIT |
| CPB | CAMPBELL SOUP CO COM |
| CPE | CALLON PETE CO DEL COM |
| CPER | UNITED STS COMMODITY INDEX FD CM REP COPP FD |
| CPF | CENTRAL PAC FINL CORP COM NEW |
| CPG | CRESCENT PT ENERGY CORP COM |
| CPHC | CANTERBURY PK HLDG CORP COM |
| CPHI | CHINA PHARMA HLDGS INC COM |
| CPI | INDEXIQ ETF TR IQ REAL RTN ETF |
| CPIX | CUMBERLAND PHARMACEUTICALS INC COM |
| CPK | CHESAPEAKE UTILS CORP COM |
| CPLG | COREPOINT LODGING INC COM |
| CPLP | CAPITAL PRODUCT PARTNERS L P PARTNERSHP UNITS |

| | |
|---|---|
| CPNG | COUPANG INC CL A |
| CPRI | CAPRI HOLDINGS LIMITED SHS |
| CPRT | COPART INC COM |
| CPRX | CATALYST PHARMACEUTICALS INC COM |
| CPS | COOPER STD HLDGS INC COM |
| CPSH | CPS TECHNOLOGIES CORP COM |
| CPSI | COMPUTER PROGRAMS & SYS INC COM |
| CPSR | CAPSTAR SPL PURP ACQUISITION C COM CL A |
| CPSR+ | CAPSTAR SPL PURP ACQUISITION C WT EXP 070927 |
| CPSR= | CAPSTAR SPL PURP ACQUISITION C UNIT EX 070927 |
| CPSS | CONSUMER PORTFOLIO SVCS INC COM |
| CPT | CAMDEN PPTY TR SH BEN INT |
| CPTA | CAPITALA FIN CORP COM NEW |
| CPTAG | CAPITALA FIN CORP 5.75% NT CV 22 |
| CPTAL | CAPITALA FIN CORP 6% NT 22 |
| CPTK | CROWN PROPTECH ACQUISITIONS SHS CL A |
| CPTK+ | CROWN PROPTECH ACQUISITIONS WT EXP |
| CPTK= | CROWN PROPTECH ACQUISITIONS UNIT |
| CPUH | COMPUTE HEALTH ACQUISITIN CORP COM CL A |
| CPUH+ | COMPUTE HEALTH ACQUISITIN CORP WT EXP 012526 |
| CPUH= | COMPUTE HEALTH ACQUISITIN CORP UNIT |
| CPZ | CALAMOS LNG SHR EQT DYNAMIC TR COM |
| CQP | CHENIERE ENERGY PARTNERS LP COM UNIT |
| CQQQ | INVESCO EXCH TRADED FD TR II CHINA TECHNLGY |
| CR | CRANE CO COM |
| CRAI | CRA INTL INC COM |
| CRAK | VANECK VECTORS ETF TR OIL REFINERS ETF |
| CRBN | ISHARES TR MSCI LW CRB TG |
| CRBP | CORBUS PHARMACEUTICALS HLDGS I COM |
| CRC | CALIFORNIA RES CORP COM STOCK |
| CRCT | CRICUT INC COM CL A |
| CRD.A | CRAWFORD & CO CL A |
| CRD.B | CRAWFORD & CO CL B |
| CRDF | CARDIFF ONCOLOGY INC COM |

| | |
|---|---|
| CREE | CREE INC COM |
| CREG | CHINA RECYCLING ENERGY CORP COM |
| CRESW | CRESUD S A C I F Y A WT EXP 030826 |
| CRESY | CRESUD S A C I F Y A SPONSORED ADR |
| CREX | CREATIVE REALITIES INC COM NEW |
| CREXW | CREATIVE REALITIES INC WT EXP 110922 |
| CRF | CORNERSTONE TOTAL RETURN FD IN COM |
| CRH | CRH PLC ADR |
| CRHC | COHN ROBBINS HOLDINGS CORP COM CL A |
| CRHC+ | COHN ROBBINS HOLDINGS CORP WT EXP 082825 |
| CRHC= | COHN ROBBINS HOLDINGS CORP UNIT EX |
| CRI | CARTERS INC COM |
| CRIS | CURIS INC COM NEW |
| CRK | COMSTOCK RES INC COM |
| CRKN | CROWN ELECTROKINETICS CORP COM NEW |
| CRL | CHARLES RIV LABS INTL INC COM |
| CRM | SALESFORCE COM INC COM |
| CRMD | CORMEDIX INC COM |
| CRMT | AMERICAS CAR-MART INC COM |
| CRNC | CERENCE INC COM |
| CRNT | CERAGON NETWORKS LTD ORD |
| CRNX | CRINETICS PHARMACEUTICALS INC COM |
| CROC | PROSHARES TR II PROSHS U/SHAUS |
| CRON | CRONOS GROUP INC COM |
| CROX | CROCS INC COM |
| CRS | CARPENTER TECHNOLOGY CORP COM |
| CRSP | CRISPR THERAPEUTICS AG NAMEN AKT |
| CRSR | CORSAIR GAMING INC COM |
| CRT | CROSS TIMBERS RTY TR TR UNIT |
| CRTD | CREATD INC COM |
| CRTDW | CREATD INC WT EXP 091525 |
| CRTO | CRITEO S A SPONS ADS |
| CRTX | CORTEXYME INC COM |
| CRU | CRUCIBLE ACQUISITION CORP COM CL A |

| | |
|---|---|
| CRU+ | CRUCIBLE ACQUISITION CORP WT EXP 122625 |
| CRU= | CRUCIBLE ACQUISITION CORP UNIT |
| CRUS | CIRRUS LOGIC INC COM |
| CRUZ | ETF SER SOLUTIONS DEFIANCE HTL AIR |
| CRVL | CORVEL CORP COM |
| CRVS | CORVUS PHARMACEUTICALS INC COM |
| CRWD | CROWDSTRIKE HLDGS INC CL A |
| CRWS | CROWN CRAFTS INC COM |
| CRY | CRYOLIFE INC COM |
| CRZN | CORAZON CAPITAL V838 MONOCERO CLASS A ORD SHS |
| CRZNU | CORAZON CAPITAL V838 MONOCERO UNIT EX 032426 |
| CRZNW | CORAZON CAPITAL V838 MONOCERO WT EXP 032426 |
| CS | CREDIT SUISSE GROUP SPONSORED ADR |
| CSA | VICTORY PORTFOLIOS II VCSHS US SML CAP |
| CSAN | COSAN S A ADS |
| CSB | VICTORY PORTFOLIOS II VCSHS US SMCP HG |
| CSBR | CHAMPIONS ONCOLOGY INC COM NEW |
| CSCO | CISCO SYS INC COM |
| CSCW | COLOR STAR TECHNOLOGY CO LTD SHS NEW |
| CSD | INVESCO EXCHANGE TRADED FD TR S&P SPIN OFF |
| CSF | VICTORY PORTFOLIOS II VCSHS US DISCVRY |
| CSGP | COSTAR GROUP INC COM |
| CSGS | CSG SYS INTL INC COM |
| CSII | CARDIOVASCULAR SYS INC DEL COM |
| CSIQ | CANADIAN SOLAR INC COM |
| CSL | CARLISLE COS INC COM |
| CSLT | CASTLIGHT HEALTH INC CL B |
| CSML | INDEXIQ ETF TR IQ CHAIKIN US |
| CSOD | CORNERSTONE ONDEMAND INC COM |
| CSPI | CSP INC COM |
| CSPR | CASPER SLEEP INC COM |
| CSQ | CALAMOS STRATEGIC TOTAL RETURN COM SH BEN INT |
| CSR | CENTERSPACE COM |
| CSR-C | CENTERSPACE 6.625% CUM PFD C |

| | |
|---|---|
| CSSE | CHICKEN SOUP FOR THE SOUL ENTM CL A |
| CSSEN | CHICKEN SOUP FOR THE SOUL ENTM 9.5% NT 25 |
| CSSEP | CHICKEN SOUP FOR THE SOUL ENTM 9.75% PFD SER A |
| CSTA | CONSTELLATION ACQUISITN CORP I SHS CL A |
| CSTA+ | CONSTELLATION ACQUISITN CORP I WT EXP 012928 |
| CSTA= | CONSTELLATION ACQUISITN CORP I UNIT EXP 012928 |
| CSTE | CAESARSTONE LTD ORD SHS |
| CSTL | CASTLE BIOSCIENCES INC COM |
| CSTM | CONSTELLIUM SE CL A SHS |
| CSTR | CAPSTAR FINL HLDGS INC COM |
| CSU | CAPITAL SR LIVING CORP COM |
| CSV | CARRIAGE SVCS INC COM |
| CSWC | CAPITAL SOUTHWEST CORP COM |
| CSWI | CSW INDUSTRIALS INC COM |
| CSX | CSX CORP COM |
| CTA-A | DU PONT E I DE NEMOURS & CO PFD $3.50 |
| CTA-B | DU PONT E I DE NEMOURS & CO PFD $4.50 |
| CTAC | CERBERUS TELECOM ACQUISITION C SHS CL A |
| CTAC+ | CERBERUS TELECOM ACQUISITION C WT EXP |
| CTAC= | CERBERUS TELECOM ACQUISITION C UNIT EX |
| CTAQ | CARNEY TECHNOLOGY ACQU CORP II CL A COMMON STK |
| CTAQU | CARNEY TECHNOLOGY ACQU CORP II UNIT EXP 121025 |
| CTAQW | CARNEY TECHNOLOGY ACQU CORP II WT EXP 113027 |
| CTAS | CINTAS CORP COM |
| CTBB | QWEST CORP NT |
| CTBI | COMMUNITY TR BANCORP INC COM |
| CTDD | QWEST CORP 6.75% NT 57 |
| CTEC | GLOBAL X FDS CLEANTECH ETF |
| CTEK | CYNERGISTEK INC COM |
| CTG | COMPUTER TASK GROUP INC COM |
| CTHR | CHARLES & COLVARD LTD COM |
| CTIB | YUNHONG CTI LTD COM |
| CTIC | CTI BIOPHARMA CORP COM |
| CTK | COOTEK CAYMAN INC SPONSORED ADS |

| | |
|---|---|
| CTLP | CANTALOUPE INC COM |
| CTLT | CATALENT INC COM |
| CTMX | CYTOMX THERAPEUTICS INC COM |
| CTO | CTO RLTY GROWTH INC NEW COM |
| CTOS | CUSTOM TRUCK ONE SOURCE INC COM CL A |
| CTOS+ | CUSTOM TRUCK ONE SOURCE INC WT EXP 010125 |
| CTR | CLEARBRIDGE MLP AND MIDSTRM TR COM |
| CTRE | CARETRUST REIT INC COM |
| CTRM | CASTOR MARITIME INC SHS NEW |
| CTRN | CITI TRENDS INC COM |
| CTS | CTS CORP COM |
| CTSH | COGNIZANT TECHNOLOGY SOLUTIONS CL A |
| CTSO | CYTOSORBENTS CORP COM NEW |
| CTT | CATCHMARK TIMBER TR INC CL A |
| CTVA | CORTEVA INC COM |
| CTXR | CITIUS PHARMACEUTICALS INC COM NEW |
| CTXRW | CITIUS PHARMACEUTICALS INC WT EXP 080822 |
| CTXS | CITRIX SYS INC COM |
| CUBA | HERZFELD CARIBBEAN BASIN FD IN COM |
| CUBB | CUSTOMERS BANCORP INC 5.375% NT 34 |
| CUBE | CUBESMART COM |
| CUBI | CUSTOMERS BANCORP INC COM |
| CUBI-C | CUSTOMERS BANCORP INC 7% PFD-C FIX/FLT |
| CUBI-D | CUSTOMERS BANCORP INC PFD-D FIX/FLT |
| CUBI-E | CUSTOMERS BANCORP INC PFD CUM SER E |
| CUBI-F | CUSTOMERS BANCORP INC PFD NONCUM SER F |
| CUBS | EXCHANGE LISTED FDS TR ASIAN GROWTH CUB |
| CUE | CUE BIOPHARMA INC COM |
| CUEN | CUENTAS INC COM NEW |
| CUENW | CUENTAS INC WT EXP |
| CUK | CARNIVAL PLC ADR |
| CULP | CULP INC COM |
| CURE | DIREXION SHS ETF TR HEALTHCARE BUL |
| CURI | CURIOSITYSTREAM INC COM CL A |

| | |
|---|---|
| CURIW | CURIOSITYSTREAM INC WT EXP 10142025 |
| CURO | CURO GROUP HOLDINGS CORP COM |
| CUT | INVESCO EXCH TRADED FD TR II MSCI GBL TIMBR |
| CUTR | CUTERA INC COM |
| CUZ | COUSINS PPTYS INC COM NEW |
| CVA | COVANTA HLDG CORP COM |
| CVAC | CUREVAC N V COM |
| CVBF | CVB FINL CORP COM |
| CVCO | CAVCO INDS INC DEL COM |
| CVCY | CENTRAL VY CMNTY BANCORP COM |
| CVE | CENOVUS ENERGY INC COM |
| CVE+ | CENOVUS ENERGY INC WT EXP 010126 |
| CVEO | CIVEO CORP CDA COM NEW |
| CVET | COVETRUS INC COM |
| CVGI | COMMERCIAL VEH GROUP INC COM |
| CVGW | CALAVO GROWERS INC COM |
| CVI | CVR ENERGY INC COM |
| CVII | CHURCHILL CAPITAL CORP VII COM CL A |
| CVII+ | CHURCHILL CAPITAL CORP VII WT EXP 022928 |
| CVII= | CHURCHILL CAPITAL CORP VII UNIT |
| CVLG | COVENANT LOGISTICS GROUP INC CL A |
| CVLT | COMMVAULT SYS INC COM |
| CVLY | CODORUS VY BANCORP INC COM |
| CVM | CEL-SCI CORP COM PAR NEW |
| CVNA | CARVANA CO CL A |
| CVR | CHICAGO RIVET & MACH CO COM |
| CVS | CVS HEALTH CORP COM |
| CVU | CPI AEROSTRUCTURES INC COM NEW |
| CVV | CVD EQUIP CORP COM |
| CVX | CHEVRON CORP NEW COM |
| CVY | INVESCO EXCHANGE TRADED FD TR ZACKS MULT AST |
| CW | CURTISS WRIGHT CORP COM |
| CWB | SPDR SER TR BLMBRG BRC CNVRT |
| CWBC | COMMUNITY WEST BANCSHARES COM |

| | |
|---|---|
| CWBR | COHBAR INC COM |
| CWCO | CONSOLIDATED WATER CO INC ORD |
| CWEB | DIREXION SHS ETF TR DAILY CS 2X SH |
| CWEN | CLEARWAY ENERGY INC CL C |
| CWEN.A | CLEARWAY ENERGY INC CL A |
| CWH | CAMPING WORLD HLDGS INC CL A |
| CWI | SPDR INDEX SHS FDS MSCI ACWI EXUS |
| CWK | CUSHMAN WAKEFIELD PLC SHS |
| CWS | ADVISORSHARES TR ADVISORSHS ETF |
| CWST | CASELLA WASTE SYS INC CL A |
| CWT | CALIFORNIA WTR SVC GROUP COM |
| CX | CEMEX SAB DE CV SPON ADR NEW |
| CXDC | CHINA XD PLASTICS CO LTD COM |
| CXDO | CREXENDO INC COM |
| CXE | MFS HIGH INCOME MUN TR SH BEN INT |
| CXH | MFS INVT GRADE MUN TR SH BEN INT |
| CXM | SPRINKLR INC CL A |
| CXP | COLUMBIA PPTY TR INC COM NEW |
| CXSE | WISDOMTREE TR CHINADIV EX FI |
| CXW | CORECIVIC INC COM |
| CYAD | CELYAD ONCOLOGY SA ADR |
| CYAN | CYANOTECH CORP COM PAR $0.02 |
| CYB | WISDOMTREE TR CHINESE YUAN FD |
| CYBE | CYBEROPTICS CORP COM |
| CYBR | CYBERARK SOFTWARE LTD SHS |
| CYCC | CYCLACEL PHARMACEUTICALS INC COM |
| CYCCP | CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6% |
| CYCN | CYCLERION THERAPEUTICS INC COM |
| CYD | CHINA YUCHAI INTL LTD COM |
| CYH | COMMUNITY HEALTH SYS INC NEW COM |
| CYRN | CYREN LTD SHS |
| CYRX | CRYOPORT INC COM PAR $0.001 |
| CYT | CYTEIR THERAPEUTICS INC COM |
| CYTH | CYCLO THERAPEUTICS INC COM NEW |

| | |
|---|---|
| CYTHW | CYCLO THERAPEUTICS INC WT EXP 111425 |
| CYTK | CYTOKINETICS INC COM NEW |
| CZA | INVESCO EXCHANGE TRADED FD TR ZACKS MID CAP |
| CZNC | CITIZENS & NORTHN CORP COM |
| CZR | CAESARS ENTERTAINMENT INC NEW COM |
| CZWI | CITIZENS CMNTY BANCORP INC MD COM |
| D | DOMINION ENERGY INC COM |
| DAC | DANAOS CORPORATION SHS |
| DADA | DADA NEXUS LTD ADS |
| DAIO | DATA I O CORP COM |
| DAKT | DAKTRONICS INC COM |
| DAL | DELTA AIR LINES INC DEL COM NEW |
| DALI | FIRST TR EXCHANGE-TRADED FD VI DORSEYWRGT ETF |
| DAN | DANA INC COM |
| DAO | YOUDAO INC SPONSORED ADS |
| DAPP | VANECK VECTORS ETF TR DIGI TRANS ETF |
| DAR | DARLING INGREDIENTS INC COM |
| DARE | DARE BIOSCIENCE INC COM |
| DASH | DOORDASH INC CL A |
| DAVA | ENDAVA PLC ADS |
| DAWN | DAY ONE BIOPHARMACEUTICALS INC COM |
| DAX | GLOBAL X FDS DAX GERMANY ETF |
| DB | DEUTSCHE BANK A G NAMEN AKT |
| DBA | INVESCO DB MULTI-SECTOR COMMOD AGRICULTURE FD |
| DBAW | DBX ETF TR XTRACK MSCI ALL |
| DBB | INVESCO DB MULTI-SECTOR COMMOD BASE METALS FD |
| DBC | INVESCO DB COMMDY INDX TRCK FD UNIT |
| DBD | DIEBOLD NIXDORF INC COM STK |
| DBDR | ROMAN DBDR TECH ACQUISITION CO COM CL A |
| DBDRU | ROMAN DBDR TECH ACQUISITION CO UNIT EX 103125 |
| DBDRW | ROMAN DBDR TECH ACQUISITION CO WT EXP 103125 |
| DBE | INVESCO DB MULTI-SECTOR COMMOD ENERGY FD |
| DBEF | DBX ETF TR XTRACK MSCI EAFE |
| DBEH | MANAGER DIRECTED PORTFOLIOS IM DBI HEDGE |

| | |
|---|---|
| DBEM | DBX ETF TR XTRACK MSCI EMRG |
| DBEU | DBX ETF TR XTRACK MSCI EURP |
| DBEZ | DBX ETF TR XTRACK MSCI EURO |
| DBGI | DIGITAL BRANDS GROUP INC COM |
| DBGIW | DIGITAL BRANDS GROUP INC WT EXP 050126 |
| DBGR | DBX ETF TR XTRACK MSCI GRMY |
| DBI | DESIGNER BRANDS INC CL A |
| DBJP | DBX ETF TR XTRACK MSCI JAPN |
| DBL | DOUBLELINE OPPORTUNISTIC CR FD COM |
| DBLV | ADVISORSHARES TR DOUBLELIN VAL EQ |
| DBMF | MANAGER DIRECTED PORTFOLIOS IM DBI MNGD FU |
| DBO | INVESCO DB MULTI-SECTOR COMMOD OIL FD |
| DBP | INVESCO DB MULTI-SECTOR COMMOD PRECIOUS METAL |
| DBRG | DIGITALBRIDGE GROUP INC CL A COM |
| DBRG-G | DIGITALBRIDGE GROUP INC 7.5% CUM PFD G |
| DBRG-H | DIGITALBRIDGE GROUP INC 7.125% PFD SER H |
| DBRG-I | DIGITALBRIDGE GROUP INC 7.15% CUM PFD I |
| DBRG-J | DIGITALBRIDGE GROUP INC 7.125% CUM PFD J |
| DBS | INVESCO DB MULTI-SECTOR COMMOD SILVER FD |
| DBTX | DECIBEL THERAPEUTICS INC COM |
| DBV | INVESCO DB G10 CURRENCY HARVES UNIT |
| DBVT | DBV TECHNOLOGIES S A SPONSORED ADR |
| DBX | DROPBOX INC CL A |
| DCBO | DOCEBO INC COM |
| DCF | BNY MELLON ALCENTRA GLOBAL CR COM |
| DCI | DONALDSON INC COM |
| DCO | DUCOMMUN INC DEL COM |
| DCOM | DIME CMNTY BANCSHARES INC COM |
| DCOMP | DIME CMNTY BANCSHARES INC 5.5% NCUM PFD A |
| DCP | DCP MIDSTREAM LP COM UT LTD PTN |
| DCP-B | DCP MIDSTREAM LP 7.875 CUM RED B |
| DCP-C | DCP MIDSTREAM LP 7.95 SR C PFD UT |
| DCPH | DECIPHERA PHARMACEUTICALS INC COM |
| DCRB | DECARBONIZATION PLUS ACQU CORP COM CL A |

| | |
|---|---|
| DCRBU | DECARBONIZATION PLUS ACQU CORP UNIT EXP 100225 |
| DCRBW | DECARBONIZATION PLUS ACQU CORP WT EXP 100225 |
| DCRC | DECARBONIZATION PLUS ACQU III CLASS A COM |
| DCRCU | DECARBONIZATION PLUS ACQU III UNIT EX 031926 |
| DCRCW | DECARBONIZATION PLUS ACQU III WT EXP 031926 |
| DCRN | DECARBONIZATION PLUS ACQU II COM CL A |
| DCRNU | DECARBONIZATION PLUS ACQU II UNIT EX 011926 |
| DCRNW | DECARBONIZATION PLUS ACQU II WT EXP 011926 |
| DCT | DUCK CREEK TECHNOLOGIES INC SHS |
| DCTH | DELCATH SYS INC COM NEW |
| DCUE | DOMINION ENERGY INC UNIT 06/01/22 |
| DD | DUPONT DE NEMOURS INC COM |
| DDD | 3-D SYS CORP DEL COM NEW |
| DDF | DELAWARE INVTS DIVID & INCOME COM |
| DDG | PROSHARES TR PSHS SHT OIL&GAS |
| DDIV | FIRST TR EXCHANGE-TRADED FD VI DORSEYWRIGHT MOM |
| DDM | PROSHARES TR PSHS ULTRA DOW30 |
| DDMX | DD3 ACQUISITION CORP II COM CL A |
| DDMXU | DD3 ACQUISITION CORP II UNIT EX |
| DDMXW | DD3 ACQUISITION CORP II WT EXP 121027 |
| DDOG | DATADOG INC CL A COM |
| DDS | DILLARDS INC CL A |
| DDT | DILLARDS CAP TR I CAP SECS 7.5% |
| DE | DEERE & CO COM |
| DEA | EASTERLY GOVT PPTYS INC COM |
| DECK | DECKERS OUTDOOR CORP COM |
| DEED | FIRST TR EXCHNG TRADED FD VIII TCW SECURITIZED |
| DEEF | DBX ETF TR XTRACKERS FTSE |
| DEEP | ETF SER SOLUTIONS ROUNDHILL ACQUI |
| DEF | INVESCO EXCH TRD SLF IDX FD TR DEFENSIVE EQTY |
| DEH | D8 HOLDINGS CORP SHS CL A |
| DEH+ | D8 HOLDINGS CORP WT EXP 080527 |
| DEH= | D8 HOLDINGS CORP UNITS |
| DEI | DOUGLAS EMMETT INC COM |

| | |
|---|---|
| DELL | DELL TECHNOLOGIES INC CL C |
| DEM | WISDOMTREE TR EMER MKT HIGH FD |
| DEMZ | ADVISORS INNER CIRCLE FD III DEMCRATIC LG ETF |
| DEN | DENBURY INC COM |
| DENN | DENNYS CORP COM |
| DEO | DIAGEO PLC SPON ADR NEW |
| DES | WISDOMTREE TR US SMALLCAP DIVD |
| DESP | DESPEGAR COM CORP ORD SHS |
| DEUS | DBX ETF TR XTRACKERS RUSSEL |
| DEW | WISDOMTREE TR GLB HIGH DIV FD |
| DEX | DELAWARE ENHANCED GLOBAL DIVID COM |
| DFAC | DIMENSIONAL ETF TRUST US CORE EQUITY 2 |
| DFAE | DIMENSIONAL ETF TRUST EMGR CRE EQT MNG |
| DFAI | DIMENSIONAL ETF TRUST INTL CORE EQT MK |
| DFAS | DIMENSIONAL ETF TRUST US SMALL CAP ETF |
| DFAT | DIMENSIONAL ETF TRUST US TARGETED VLU |
| DFAU | DIMENSIONAL ETF TRUST US CORE EQT MKT |
| DFE | WISDOMTREE TR EUROPE SMCP DV |
| DFEN | DIREXION SHS ETF TR DLY AEROSPC 3X |
| DFFN | DIFFUSION PHARMACEUTICALS INC COM PAR |
| DFH | DREAM FINDERS HOMES INC COM CL A |
| DFIN | DONNELLEY FINL SOLUTIONS INC COM |
| DFJ | WISDOMTREE TR JP SMALLCP DIV |
| DFNS | LGL SYS ACQUISITION CORP COM CL A |
| DFNS+ | LGL SYS ACQUISITION CORP WT EXP 111226 |
| DFNS= | LGL SYS ACQUISITION CORP UNIT EX 102424 |
| DFP | FLAHERTY & CRUMRINE DYNAMIC PF SHS |
| DFPH | DFP HEALTHCARE ACQUISITNS CORP COM CL A |
| DFPHU | DFP HEALTHCARE ACQUISITNS CORP UNIT EXP 033125 |
| DFPHW | DFP HEALTHCARE ACQUISITNS CORP WT EXP 033125 |
| DFS | DISCOVER FINL SVCS COM |
| DFUS | DIMENSIONAL ETF TRUST US EQUITY ETF |
| DG | DOLLAR GEN CORP NEW COM |
| DGICA | DONEGAL GROUP INC CL A |

| | |
|---|---|
| DGICB | DONEGAL GROUP INC CL B |
| DGII | DIGI INTL INC COM |
| DGL | INVESCO DB MULTI-SECTOR COMMOD GOLD FD |
| DGLY | DIGITAL ALLY INC COM NEW |
| DGNR | DRAGONEER GROWTH OPPORTUN CORP COM CL A |
| DGNR+ | DRAGONEER GROWTH OPPORTUN CORP WT EXP 081827 |
| DGNR= | DRAGONEER GROWTH OPPORTUN CORP UNIT EX |
| DGNS | DRAGONEER GROWTH OPPTY CORP II SHS CL A |
| DGNU | DRAGONEER GROWTH OPT CORP III CL A SHS |
| DGP | DEUTSCHE BK AG LONDON BRH DB GOLD DBL LNG |
| DGRE | WISDOMTREE TR EM MKTS QTLY DIV |
| DGRO | ISHARES TR CORE DIV GRWTH |
| DGRS | WISDOMTREE TR US S CAP QTY DIV |
| DGRW | WISDOMTREE TR US QTLY DIV GRT |
| DGS | WISDOMTREE TR EMG MKTS SMCAP |
| DGT | SPDR SER TR GLB DOW ETF |
| DGX | QUEST DIAGNOSTICS INC COM |
| DGZ | DEUTSCHE BK AG LONDON BRH DB GOLD SHORT |
| DHBC | DHB CAPITAL CORP CL A COM |
| DHBCU | DHB CAPITAL CORP UNIT EX 033128 |
| DHBCW | DHB CAPITAL CORP WT EXP 033128 |
| DHC | DIVERSIFIED HEALTHCARE TR COM SH BEN INT |
| DHCA | DHC ACQUISITION CORP CLASS A ORD SHS |
| DHCAU | DHC ACQUISITION CORP UNIT EX 022526 |
| DHCAW | DHC ACQUISITION CORP WT EXP 022526 |
| DHCNI | DIVERSIFIED HEALTHCARE TR NT 42 |
| DHCNL | DIVERSIFIED HEALTHCARE TR 6.25% SR NT 46 |
| DHF | BNY MELLON HIGH YIELD STRATEGI SH BEN INT |
| DHHC | DIAMONDHEAD HOLDINGS CORP CL A |
| DHHCU | DIAMONDHEAD HOLDINGS CORP UNIT EX 012126 |
| DHHCW | DIAMONDHEAD HOLDINGS CORP WT EXP 012828 |
| DHI | D R HORTON INC COM |
| DHIL | DIAMOND HILL INVT GROUP INC COM NEW |
| DHR | DANAHER CORPORATION COM |

| | |
|---|---|
| DHR-A | DANAHER CORPORATION 4.75 MND CV PFD |
| DHR-B | DANAHER CORPORATION 5% CONV PFD B |
| DHS | WISDOMTREE TR US HIGH DIVIDEND |
| DHT | DHT HOLDINGS INC SHS NEW |
| DHX | DHI GROUP INC COM |
| DHY | CREDIT SUISSE HIGH YIELD BD FD SH BEN INT |
| DIA | SPDR DOW JONES INDL AVERAGE ET UT SER 1 |
| DIAL | COLUMBIA ETF TR I DIVERSIFID FXD |
| DIAX | NUVEEN DOW 30 DYNMC OVERWRT FD SHS |
| DIBS | 1STDIBS COM INC COM |
| DIG | PROSHARES TR PSHS ULTRA O&G |
| DILAU | DILA CAPITAL ACQUISITION CORP UNIT |
| DIM | WISDOMTREE TR INTL MIDCAP DV |
| DIN | DINE BRANDS GLOBAL INC COM |
| DIOD | DIODES INC COM |
| DIS | DISNEY WALT CO COM |
| DISA | DISRUPTIVE ACQUISITION CORP I CLASS A ORD SHS |
| DISAU | DISRUPTIVE ACQUISITION CORP I UNIT EX 030626 |
| DISAW | DISRUPTIVE ACQUISITION CORP I WT EXP 030626 |
| DISCA | DISCOVERY INC COM SER A |
| DISCB | DISCOVERY INC COM SER B |
| DISCK | DISCOVERY INC COM SER C |
| DISH | DISH NETWORK CORPORATION CL A |
| DIT | AMCON DISTRG CO COM NEW |
| DIV | GLOBAL X FDS GLOBX SUPDV US |
| DIVA | AGF INVTS TR AGFIQ HEDGED DIV |
| DIVO | AMPLIFY ETF TR CWP ENHANCED DIV |
| DIVS | GUINNESS ATKINSON FDS SMARTETFS DIVID |
| DIVZ | LISTED FD TR TRUESHARES LW VO |
| DJCB | UBS AG LONDON BRANCH ETRACS BBG CMD |
| DJCO | DAILY JOURNAL CORP COM |
| DJD | INVESCO EXCHANGE TRADED FD TR DJ INDL AVG DV |
| DJP | BARCLAYS BANK PLC DJUBS CMDT ETN36 |
| DK | DELEK US HLDGS INC NEW COM |

| | |
|---|---|
| DKDCA | DATA KNIGHTS ACQUISITION CORP CLASS A COM |
| DKDCU | DATA KNIGHTS ACQUISITION CORP UNIT EX 050626 |
| DKDCW | DATA KNIGHTS ACQUISITION CORP WT EXP 111127 |
| DKL | DELEK LOGISTICS PARTNERS LP COM UNT RP INT |
| DKNG | DRAFTKINGS INC COM CL A |
| DKS | DICKS SPORTING GOODS INC COM |
| DLA | DELTA APPAREL INC COM |
| DLB | DOLBY LABORATORIES INC COM CL A |
| DLCA | DEEP LAKE CAPITAL ACQUSTN CORP CL A SHS |
| DLCAU | DEEP LAKE CAPITAL ACQUSTN CORP UNIT EX 010426 |
| DLCAW | DEEP LAKE CAPITAL ACQUSTN CORP WT EXP 010426 |
| DLHC | DLH HLDGS CORP COM |
| DLN | WISDOMTREE TR US LARGECAP DIVD |
| DLNG | DYNAGAS LNG PARTNERS LP COM UNIT LTD PT |
| DLNG-A | DYNAGAS LNG PARTNERS LP CUM PFD SER A |
| DLNG-B | DYNAGAS LNG PARTNERS LP 8.75 SR B PFD UT |
| DLO | DLOCAL LTD CLASS A COM |
| DLPN | DOLPHIN ENTMT INC COM NEW |
| DLR | DIGITAL RLTY TR INC COM |
| DLR-J | DIGITAL RLTY TR INC 5.250% PFD SER J |
| DLR-K | DIGITAL RLTY TR INC 5.850 PFD SR K |
| DLR-L | DIGITAL RLTY TR INC 5.2% CUM PF SR L |
| DLS | WISDOMTREE TR INTL SMCAP DIV |
| DLTH | DULUTH HLDGS INC COM CL B |
| DLTR | DOLLAR TREE INC COM |
| DLX | DELUXE CORP COM |
| DLY | DOUBLELINE YIELD OPPORTUNITIES COM |
| DM | DESKTOP METAL INC COM CL A |
| DMAC | DIAMEDICA THERAPEUTICS INC COM NEW |
| DMB | BNY MELLON MUN BD INFRASTRUCTU COM SHS |
| DMCY | ADVISORS INNER CIRCLE FD III DEMOCRACY INTERN |
| DMDV | ETF SER SOLUTIONS AAM S&P DEV MK |
| DMF | BNY MELLON MUN INCOME INC COM |
| DMLP | DORCHESTER MINERALS LP COM UNIT |

| | |
|---|---|
| DMO | WESTERN ASSET MTG DEFINED OPPO COM |
| DMRC | DIGIMARC CORP NEW COM |
| DMRE | TRANSAMERICA ETF TR DELTASHS S&P |
| DMRI | TRANSAMERICA ETF TR DELTASHS S&P INT |
| DMRL | TRANSAMERICA ETF TR DELTASHS S&P 500 |
| DMRM | TRANSAMERICA ETF TR DELTASHS S&P 400 |
| DMRS | TRANSAMERICA ETF TR DELTASHS S&P 600 |
| DMS | DIGITAL MEDIA SOLUTIONS INC COM CL A |
| DMS+ | DIGITAL MEDIA SOLUTIONS INC WT EXP 071525 |
| DMTK | DERMTECH INC COM |
| DMXF | ISHARES TR ESG EAFE ETF |
| DMYI | DMY TECHNOLOGY GROUP INC III COM CLASS A |
| DMYI+ | DMY TECHNOLOGY GROUP INC III WT EXP |
| DMYI= | DMY TECHNOLOGY GROUP INC III UNIT EX |
| DMYQ | DMY TECHNOLOGY GROUP INC IV COM CL A |
| DMYQ+ | DMY TECHNOLOGY GROUP INC IV WT EXP 030426 |
| DMYQ= | DMY TECHNOLOGY GROUP INC IV UNIT |
| DNAY | CODEX DNA INC COM |
| DNB | DUN & BRADSTREET HLDGS INC COM |
| DNL | WISDOMTREE TR GLB US QTLY DIV |
| DNLI | DENALI THERAPEUTICS INC COM |
| DNMR | DANIMER SCIENTIFIC INC COM CL A |
| DNN | DENISON MINES CORP COM |
| DNOW | NOW INC COM |
| DNP | DNP SELECT INCOME FD INC COM |
| DNZ | D AND Z MEDIA ACQUISITION CORP COM CL A |
| DNZ+ | D AND Z MEDIA ACQUISITION CORP WT EXP 012726 |
| DNZ= | D AND Z MEDIA ACQUISITION CORP UNIT |
| DOC | PHYSICIANS RLTY TR COM |
| DOCN | DIGITALOCEAN HLDGS INC COM |
| DOCS | DOXIMITY INC CL A |
| DOCU | DOCUSIGN INC COM |
| DOG | PROSHARES TR PSHS SHORT DOW30 |
| DOGZ | DOGNESS INTERNATIONAL CORP COM CL A |

| | |
|---|---|
| DOL | WISDOMTREE TR INTL LRGCAP DV |
| DOMO | DOMO INC COM CL B |
| DON | WISDOMTREE TR US MIDCAP DIVID |
| DOO | WISDOMTREE TR INTL DIV EX FINL |
| DOOO | BRP INC COM SUN VTG |
| DOOR | MASONITE INTL CORP COM |
| DORM | DORMAN PRODS INC COM |
| DOV | DOVER CORP COM |
| DOW | DOW INC COM |
| DOX | AMDOCS LTD SHS |
| DOYU | DOUYU INTL HLDGS LTD SPONSORED ADS |
| DPG | DUFF & PHELPS UTLITY AND INFST COM |
| DPST | DIREXION SHS ETF TR DAILY RGNAL BULL |
| DPW | AULT GLOBAL HOLDINGS INC COM |
| DPZ | DOMINOS PIZZA INC COM |
| DQ | DAQO NEW ENERGY CORP SPNSRD ADS NEW |
| DRD | DRDGOLD LIMITED SPON ADR REPSTG |
| DRE | DUKE REALTY CORP COM NEW |
| DRH | DIAMONDROCK HOSPITALITY CO COM |
| DRH-A | DIAMONDROCK HOSPITALITY CO 8.25 SR A PFD SH |
| DRI | DARDEN RESTAURANTS INC COM |
| DRIO | DARIOHEALTH CORP COM NEW |
| DRIP | DIREXION SHS ETF TR DLY S&P OIL GAS |
| DRIV | GLOBAL X FDS AUTONMOUS EV ETF |
| DRN | DIREXION SHS ETF TR DLY R/E BULL3X |
| DRNA | DICERNA PHARMACEUTICALS INC COM |
| DRQ | DRIL-QUIP INC COM |
| DRRX | DURECT CORP COM |
| DRTT | DIRTT ENVIRONMENTAL SOLUTIONS COM |
| DRUA | DOMINION ENERGY INC ENHCD SUB NT16 A |
| DRV | DIREXION SHS ETF TR DAILY MSCI REAL |
| DRVN | DRIVEN BRANDS HLDGS INC COM |
| DRW | WISDOMTREE TR GLB EX US RL EST |
| DS | DRIVE SHACK INC COM |

| | |
|---|---|
| DS-B | DRIVE SHACK INC PFD SER B |
| DS-C | DRIVE SHACK INC PFD SER C 8.05% |
| DS-D | DRIVE SHACK INC PFD SER D 8.375% |
| DSAC | DUDDELL STREET ACQUISITN CORP CL A |
| DSACU | DUDDELL STREET ACQUISITN CORP UNIT EXP 102125 |
| DSACW | DUDDELL STREET ACQUISITN CORP WT EX |
| DSEY | DIVERSEY HLDGS LTD ORD SHS |
| DSGN | DESIGN THERAPEUTICS INC COM |
| DSGX | DESCARTES SYS GROUP INC COM |
| DSI | ISHARES TR MSCI KLD400 SOC |
| DSKE | DASEKE INC COM |
| DSKEW | DASEKE INC WT EXP 022722 |
| DSL | DOUBLELINE INCOME SOLUTIONS FD COM |
| DSM | BNY MELLON STRATEGIC MUN BD FD COM |
| DSP | VIANT TECHNOLOGY INC COM CL A |
| DSPC | COLLABORATIVE INVESTMNT SER TR DE SPAC ETF |
| DSPG | DSP GROUPS INC COM |
| DSS | DOCUMENT SEC SYS INC COM NEW |
| DSSI | DIAMOND S SHIPPING INC COM |
| DSTL | ETF SER SOLUTIONS DISTILLATE US |
| DSTX | ETF SER SOLUTIONS DISTILLATE INTNL |
| DSU | BLACKROCK DEBT STRATEGIES FD I COM NEW |
| DSWL | DESWELL INDS INC COM |
| DSX | DIANA SHIPPING INC COM |
| DSX-B | DIANA SHIPPING INC PERP PFD SER B |
| DT | DYNATRACE INC COM NEW |
| DTB | DTE ENERGY CO CAL DEB 80 |
| DTD | WISDOMTREE TR US TOTAL DIVIDND |
| DTE | DTE ENERGY CO COM |
| DTE# | DTE ENERGY CO COMMON STOCK |
| DTEA | DAVIDSTEA INC COM |
| DTEC | ALPS ETF TR DISRUPTIVE TECH |
| DTF | DTF TAX-FREE INCOME INC COM |
| DTH | WISDOMTREE TR ITL HIGH DIV FD |

| | |
|---|---|
| DTIL | PRECISION BIOSCIENCES INC COM |
| DTJ | DTE ENERGY CO JR SUB DEB 76 |
| DTLA- | BROOKFIELD DTLA FD OFFICE TR I PFD SER A 7.625% |
| DTM# | DT MIDSTREAM INC COMMON STOCK |
| DTN | WISDOMTREE TR US DIVID EX FNCL |
| DTOC | DIGITAL TRANSFORMATN OPT CORP CLASS A COM |
| DTOCU | DIGITAL TRANSFORMATN OPT CORP UNIT EX 033128 |
| DTOCW | DIGITAL TRANSFORMATN OPT CORP WT EXP 033128 |
| DTOX | AMPLIFY ETF TR CLEANER LIVING |
| DTP | DTE ENERGY CO UNIT 11/01/22 |
| DTSS | DATASEA INC COM NEW |
| DTST | DATA STORAGE CORP COM NEW |
| DTSTW | DATA STORAGE CORP WT EXP 051326 |
| DTW | DTE ENERGY CO JR SUB DB 2017 E |
| DTY | DTE ENERGY CO JR SUB DB 2016 F |
| DUG | PROSHARES TR ULSHOIL&GASNEW13 |
| DUK | DUKE ENERGY CORP NEW COM NEW |
| DUK-A | DUKE ENERGY CORP NEW DP REP PFD A |
| DUKB | DUKE ENERGY CORP NEW 5.625% JR SB DB |
| DUKH | DUKE ENERGY CORP NEW JR SUB DEB 73 |
| DUNE | DUNE ACQUISITION CORP COM CL A |
| DUNEU | DUNE ACQUISITION CORP UNIT EXP 102927 |
| DUNEW | DUNE ACQUISITION CORP WT EXP 102927 |
| DUO | FANGDD NETWORK GROUP LTD SPONSORED ADS |
| DUOT | DUOS TECHNOLOGIES GROUP INC COM |
| DUSL | DIREXION SHS ETF TR DLY INDL BU 3X |
| DUST | DIREXION SHS ETF TR DAILY GOLD MINER |
| DV | DOUBLEVERIFY HLDGS INC COM |
| DVA | DAVITA INC COM |
| DVAX | DYNAVAX TECHNOLOGIES CORP COM NEW |
| DVD | DOVER MOTORSPORTS INC COM |
| DVLU | FIRST TR EXCHANGE-TRADED FD VI DORSY WRGH VLU |
| DVN | DEVON ENERGY CORP NEW COM |
| DVOL | FIRST TR EXCHANGE-TRADED FD VI DORSY WR MOMNT |

| | |
|---|---|
| DVY | ISHARES TR SELECT DIVID ETF |
| DVYA | ISHARES INC ASIA/PAC DIV ETF |
| DVYE | ISHARES INC EM MKTS DIV ETF |
| DWAS | INVESCO EXCH TRADED FD TR II DWA SMLCP MENT |
| DWAT | ARROW INVTS TR DWA TACTICAL ETF |
| DWAW | ADVISORSHARES TR DORSY FSM ALCP |
| DWCR | ARROW INVTS TR DWA COUNTRY ETF |
| DWEQ | ADVISORSHARES TR DORSY ALPH EQL |
| DWIN | DELWINDS INS ACQUISITION CORP COM CLS A |
| DWIN+ | DELWINDS INS ACQUISITION CORP WT EXP 080127 |
| DWIN= | DELWINDS INS ACQUISITION CORP UNIT |
| DWM | WISDOMTREE TR INTL EQUITY FD |
| DWMC | ADVISORSHARES TR DORSY MICR ETF |
| DWMF | WISDOMTREE TR INTK MLTIFACTR |
| DWPP | FIRST TR EXCHANGE-TRADED FD DORSEY WRIGHT PE |
| DWSH | ADVISORSHARES TR DORSY SHRT ETF |
| DWSN | DAWSON GEOPHYSICAL CO NEW COM |
| DWUS | ADVISORSHARES TR DORSY FSM US |
| DWX | SPDR INDEX SHS FDS S&P INTL ETF |
| DX | DYNEX CAP INC COM |
| DX-C | DYNEX CAP INC 6.9% SER C PFD |
| DXC | DXC TECHNOLOGY CO COM |
| DXCM | DEXCOM INC COM |
| DXD | PROSHARES TR PSHS ULDOW30 NEW |
| DXF | DUNXIN FINL HLDGS LTD SPONSORED ADS |
| DXGE | WISDOMTREE TR GERMANY HEDEQ FD |
| DXJ | WISDOMTREE TR JAPN HEDGE EQT |
| DXJS | WISDOMTREE TR JPN SCAP HDG EQT |
| DXPE | DXP ENTERPRISES INC COM NEW |
| DXR | DAXOR CORP COM |
| DXYN | DIXIE GROUP INC CL A |
| DY | DYCOM INDS INC COM |
| DYAI | DYADIC INTL INC DEL COM |
| DYFN | ANGEL OAK DYNAMIC FINL STRATE COM BEN INT |

| | |
|---|---|
| DYHG | DIREXION SHS ETF TR DYNAMIC HEDGE |
| DYN | DYNE THERAPEUTICS INC COM |
| DYNF | BLACKROCK ETF TRUST US EQT FACTOR |
| DYNS | DYNAMICS SPECIAL PURPOSE CORP CLASS A COM |
| DYNT | DYNATRONICS CORP COM NEW |
| DZSI | DZS INC COM |
| DZZ | DEUTSCHE BK AG LONDON BRH GOLD DOUBLE SHOR |
| E | ENI S P A SPONSORED ADR |
| EA | ELECTRONIC ARTS INC COM |
| EAC | EDIFY ACQUISITION CORP CL A |
| EACPU | EDIFY ACQUISITION CORP UNIT EX 112525 |
| EACPW | EDIFY ACQUISITION CORP WT EXP 112525 |
| EAD | WELLS FARGO ADVANTAGE INCOME O WF INC OPPTY FD |
| EAF | GRAFTECH INTL LTD COM |
| EAGG | ISHARES TR ESG AWR US AGRGT |
| EAI | ENTERGY ARK INC 1M BD 4.875%66 |
| EAPR | INNOVATOR ETFS TR MSCI EMRNG MKTS |
| EAR | EARGO INC COM |
| EARN | ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT |
| EARS | AURIS MEDICAL HOLDING LTD SHS |
| EASG | DBX ETF TR XTRACKERS MSCI |
| EAST | EASTSIDE DISTILLING INC COM |
| EAT | BRINKER INTL INC COM |
| EATZ | ADVISORSHARES TR RESTAURANT ETF |
| EB | EVENTBRITE INC COM CL A |
| EBAC | EUROPEAN BIOTECH ACQUTN CORP CLASS A ORD SHS |
| EBACU | EUROPEAN BIOTECH ACQUTN CORP UNIT EXP 030926 |
| EBACW | EUROPEAN BIOTECH ACQUTN CORP WT EXP 030626 |
| EBAY | EBAY INC. COM |
| EBC | EASTERN BANKSHARES INC COM |
| EBET | ESPORTS TECHNOLOGIES INC COM |
| EBF | ENNIS INC COM |
| EBIX | EBIX INC COM NEW |
| EBIZ | GLOBAL X FDS E COMMERCE ETF |

| | |
|---|---|
| EBLU | MANAGED PORTFOLIO SERIES ECOFIN GBL WATER |
| EBMT | EAGLE BANCORP MONT INC COM |
| EBND | SPDR SER TR BLOMBRG BRC EMRG |
| EBON | EBANG INTL HLDGS INC CL A SHS |
| EBR | CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR |
| EBR.B | CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B |
| EBS | EMERGENT BIOSOLUTIONS INC COM |
| EBSB | MERIDIAN BANCORP INC MD COM |
| EBTC | ENTERPRISE BANCORP INC MASS COM |
| EC | ECOPETROL S A SPONSORED ADS |
| ECC | EAGLE PT CR CO LLC COM |
| ECCB | EAGLE POINT CREDIT COMPANY INC PFD STK SER B |
| ECCC | EAGLE POINT CREDIT COMPANY INC 6.50 % SR C TERM |
| ECCW | EAGLE POINT CREDIT COMPANY INC 6.75% CAL NT 31 |
| ECCX | EAGLE POINT CREDIT COMPANY INC 6.6875% NT 28 |
| ECCY | EAGLE POINT CREDIT COMPANY INC 6.75% NT DE 2027 |
| ECF | ELLSWORTH GROWTH & INCOME FD L COM |
| ECF-A | ELLSWORTH GROWTH & INCOME FD L 5.25% PFD SER A |
| ECHO | ECHO GLOBAL LOGISTICS INC COM |
| ECL | ECOLAB INC COM |
| ECLN | FIRST TR EXCHANGE-TRADED FD IV EIP CARBON IMP |
| ECNS | ISHARES TR CHINA SM-CAP ETF |
| ECOL | US ECOLOGY INC COM |
| ECOLW | US ECOLOGY INC WT EXP 101723 |
| ECOM | CHANNELADVISOR CORP COM |
| ECON | COLUMBIA ETF TR II EMRG MARKETS ETF |
| ECOR | ELECTROCORE INC COM |
| ECOW | PACER FDS TR EMRG MKT CASH |
| ECOZ | LISTED FD TR TRUESHS ESG ACTV |
| ECPG | ENCORE CAP GROUP INC COM |
| ED | CONSOLIDATED EDISON INC COM |
| EDAP | EDAP TMS S A SPONSORED ADR |
| EDC | DIREXION SHS ETF TR DLY EMG MK BL 3X |
| EDD | MORGAN STANLEY EMERGING MKTS COM |

| | |
|---|---|
| EDF | STONE HBR EMERGING MKTS INCOME COM |
| EDI | STONE HBR EMERGING MKTS TOTAL COM |
| EDIT | EDITAS MEDICINE INC COM |
| EDIV | SPDR INDEX SHS FDS S&P EM MKT DIV |
| EDN | EMPRESA DIST Y COMERCIAL NORTE SPON ADR |
| EDOC | GLOBAL X FDS TELMDC&DIG ETF |
| EDOG | ALPS ETF TR EM SECT DIV DG |
| EDOW | FIRST TR EXCHANGE TRADED FD DOW 30 EQL WGT |
| EDR | ENDEAVOR GROUP HLDGS INC CL A COM |
| EDRY | EURODRY LTD COM |
| EDSA | EDESA BIOTECH INC COM |
| EDTK | SKILLFUL CRAFTSMAN ED TECH LTD ORD SHS |
| EDTX | EDTECHX HOLDINGS ACQU CORP II COM CL A |
| EDTXU | EDTECHX HOLDINGS ACQU CORP II UNIT EXP 083127 |
| EDTXW | EDTECHX HOLDINGS ACQU CORP II WT EXP 061527 |
| EDU | NEW ORIENTAL ED & TECHNOLOGY G SPON ADR |
| EDUC | EDUCATIONAL DEV CORP COM |
| EDUT | GLOBAL X FDS EDUCATION ETF |
| EDV | VANGUARD WORLD FD EXTENDED DUR |
| EDZ | DIREXION SHS ETF TR DAILY MSCI EMERG |
| EEA | EUROPEAN EQUITY FD INC COM |
| EEFT | EURONET WORLDWIDE INC COM |
| EEH | SWEDISH EXPT CR CORP ELEMENT USETN22 |
| EEIQ | ELITE EDUCATION GROUP INTL LTD COM |
| EELV | INVESCO EXCH TRADED FD TR II S&P EMRNG MKTS |
| EEM | ISHARES TR MSCI EMG MKT ETF |
| EEMA | ISHARES INC MSCI EM ASIA ETF |
| EEMD | ETF SER SOLUTIONS AAM S&P EMRG |
| EEMO | INVESCO EXCH TRADED FD TR II S&P EMRNG MMTM |
| EEMS | ISHARES INC EM MKT SM-CP ETF |
| EEMX | SPDR INDEX SHS FDS MSCI EMR MKT ETF |
| EES | WISDOMTREE TR US SMALLCAP FUND |
| EET | PROSHARES TR MSCI EMRG ETF |
| EEV | PROSHARES TR SHT MSCI NEW |

| | |
|---|---|
| EEX | EMERALD HOLDING INC COM |
| EFA | ISHARES TR MSCI EAFE ETF |
| EFAS | GLOBAL X FDS MSCI SUPDIV EA |
| EFAX | SPDR INDEX SHS FDS MSCI EAFE FS ETF |
| EFC | ELLINGTON FINANCIAL INC COM |
| EFC-A | ELLINGTON FINANCIAL INC 6.75% SER A PFD |
| EFIV | SPDR SER TR S&P 500 ESG ETF |
| EFIX | FIRST TR EXCHNG TRADED FD VIII TCW EMERGING MKT |
| EFL | EATON VANCE FLOATING RATE 2022 COM |
| EFO | PROSHARES TR ULTR MSCI ETF |
| EFOI | ENERGY FOCUS INC COM |
| EFR | EATON VANCE SR FLTNG RTE TR COM |
| EFSC | ENTERPRISE FINL SVCS CORP COM |
| EFT | EATON VANCE FLTING RATE INC TR COM |
| EFU | PROSHARES TR ULSH MSCIEAF NEW |
| EFX | EQUIFAX INC COM |
| EFZ | PROSHARES TR PSHS SH MSCI EAF |
| EGAN | EGAIN CORP COM NEW |
| EGBN | EAGLE BANCORP INC MD COM |
| EGF | BLACKROCK ENHANCED GOVT FD INC COM |
| EGGF= | EG ACQUISITION CORP UNIT |
| EGHT | 8X8 INC NEW COM |
| EGLE | EAGLE BULK SHIPPING INC COM |
| EGLX | ENTHUSIAST GAMING HLDGS INC COM |
| EGO | ELDORADO GOLD CORP NEW COM |
| EGP | EASTGROUP PPTYS INC COM |
| EGPT | VANECK VECTORS ETF TR EGYPT INDX ETF |
| EGRX | EAGLE PHARMACEUTICALS INC COM |
| EGY | VAALCO ENERGY INC COM NEW |
| EH | EHANG HLDGS LTD ADS |
| EHC | ENCOMPASS HEALTH CORP COM |
| EHI | WESTERN ASSET GBL HIGH INC FD COM |
| EHTH | EHEALTH INC COM |
| EIC | EAGLE POINT INCOME COMPANY INC COM |

| | |
|---|---|
| EIDO | ISHARES TR MSCI INDONIA ETF |
| EIG | EMPLOYERS HLDGS INC COM |
| EIGR | EIGER BIOPHARMACEUTICALS INC COM |
| EIM | EATON VANCE MUN BD FD COM |
| EINC | VANECK VECTORS ETF TR ENERGY INCOME |
| EIRL | ISHARES TR MSCI IRELAND ETF |
| EIS | ISHARES INC MSCI ISRAEL ETF |
| EIX | EDISON INTL COM |
| EJAN | INNOVATOR ETFS TR MSCI EMGR MKT |
| EJFA | EJF ACQUISITION CORP CL A SHS |
| EJFAU | EJF ACQUISITION CORP UNIT EX 031026 |
| EJFAW | EJF ACQUISITION CORP WT EXP 031026 |
| EJH | E-HOME HOUSEHOLD SVC HLDGS LTD ORD SHS |
| EJUL | INNOVATOR ETFS TR MSCI EMGR MKT |
| EKAR | EXCHANGE TRADED CONCEPTS TR LINK NXTGEN VEHI |
| EKSO | EKSO BIONICS HLDGS INC COM |
| EL | LAUDER ESTEE COS INC CL A |
| ELA | ENVELA CORP COM |
| ELAN | ELANCO ANIMAL HEALTH INC COM |
| ELAT | ELANCO ANIMAL HEALTH INC UNIT 02/01/23 |
| ELC | ENTERGY LA LLC COLLATERAL TR MT |
| ELD | WISDOMTREE TR EM LCL DEBT FD |
| ELDN | ELEDON PHARMACEUTICALS INC COM |
| ELEV | ELEVATION ONCOLOGY INC COM |
| ELF | E L F BEAUTY INC COM |
| ELLO | ELLOMAY CAPITAL LIMITED SHS |
| ELMD | ELECTROMED INC COM |
| ELMS | ELECTRIC LAST MILE SOLUTNS INC CLASS A COM |
| ELMSW | ELECTRIC LAST MILE SOLUTNS INC WT EXP 082427 |
| ELOX | ELOXX PHARMACEUTICALS INC COM |
| ELP | COMPANHIA PARANAENSE ENERG COP SPON ADS |
| ELS | EQUITY LIFESTYLE PPTYS INC COM |
| ELSE | ELECTRO-SENSORS INC COM |
| ELTK | ELTEK LTD SHS |

| | |
|---|---|
| ELVT | ELEVATE CREDIT INC COM |
| ELY | CALLAWAY GOLF CO COM |
| ELYS | ELYS GAME TECHNOLOGY CORP COM |
| EM | SMART SH GLOBAL LTD ADS |
| EMAG | VANECK VECTORS ETF TR EMERGING MKTS AG |
| EMAN | EMAGIN CORP COM NEW |
| EMB | ISHARES TR JPMORGAN USD EMG |
| EMBD | GLOBAL X FDS X EMERGING MKT |
| EMBH | ISHARES U S ETF TR INT RT HD EMRG |
| EMCB | WISDOMTREE TR WSDM EMKTBD FD |
| EMCF | EMCLAIRE FINL CORP COM |
| EMD | WESTERN ASSET EMERGING MKTS DE COM |
| EME | EMCOR GROUP INC COM |
| EMF | TEMPLETON EMERGING MKTS FD COM |
| EMFM | GLOBAL X FDS MSCI NXT EMRNG |
| EMHC | SPDR SER TR BLOOMBERG BRCLY |
| EMIF | ISHARES TR EMGR MKT INF ETF |
| EMKR | EMCORE CORP COM NEW |
| EML | EASTERN CO COM |
| EMLC | VANECK VECTORS ETF TR JP MORGAN MKTS |
| EMLP | FIRST TR EXCHANGE-TRADED FD IV NO AMER ENERGY |
| EMMF | WISDOMTREE TR EMGRING MKTS |
| EMN | EASTMAN CHEM CO COM |
| EMNT | PIMCO ETF TR ENHANCD SHORT |
| EMO | CLEARBRIDGE ENERGY MIDSTRM OPP COM |
| EMP | ENTERGY MISSISSIPPI LLC 4.90 1ST BD 66 |
| EMPW | EMPOWER LTD CL A COM |
| EMPW+ | EMPOWER LTD WT EX 113027 |
| EMPW= | EMPOWER LTD UNIT EX |
| EMQQ | EXCHANGE TRADED CONCEPTS TR EMQQ EM INTERN |
| EMR | EMERSON ELEC CO COM |
| EMSG | DBX ETF TR XTKR MSCI EMRG |
| EMTY | PROSHARES TR DECLINE RETAIL |
| EMX | EMX RTY CORP COM |

| | |
|---|---|
| EMXC | ISHARES INC MSCI EMRG CHN |
| EMXF | ISHARES TR EGSADVNCDMSCI EM |
| ENB | ENBRIDGE INC COM |
| ENBA | ENBRIDGE INC 6.375 SNT18 B 78 |
| ENBL | ENABLE MIDSTREAM PARTNERS LP COM UNIT RP IN |
| ENDP | ENDO INTL PLC SHS |
| ENFA | 890 5TH AVE PARTNERS INC COM CL A |
| ENFAU | 890 5TH AVE PARTNERS INC UNIT EX 011226 |
| ENFAW | 890 5TH AVE PARTNERS INC WT EXP 011226 |
| ENFR | ALPS ETF TR ALERIAN ENERGY |
| ENG | ENGLOBAL CORP COM |
| ENIA | ENEL AMERICAS S A SPONSORED ADR |
| ENIC | ENEL CHILE S.A. SPONSORED ADR |
| ENJ | ENTERGY NEW ORLEANS LLC 1ST MTG 5% 52 |
| ENLC | ENLINK MIDSTREAM LLC COM UNIT REP LTD |
| ENLV | ENLIVEX THERAPEUTICS LTD COM |
| ENNV | ECP ENVIRONMENTAL GW OPT CORP COM CL A |
| ENNVU | ECP ENVIRONMENTAL GW OPT CORP UNIT EX 030126 |
| ENNVW | ECP ENVIRONMENTAL GW OPT CORP WT EXP 030126 |
| ENO | ENTERGY NEW ORLEANS LLC 1ST MTG BD 66 |
| ENOB | ENOCHIAN BIOSCIENCES INC COM |
| ENPC | EXECUTIVE NETWORK PARTNERING C CL A |
| ENPC+ | EXECUTIVE NETWORK PARTNERING C WT EXP 092528 |
| ENPC= | EXECUTIVE NETWORK PARTNERING C UNIT EX |
| ENPH | ENPHASE ENERGY INC COM |
| ENR | ENERGIZER HLDGS INC NEW COM |
| ENR-A | ENERGIZER HLDGS INC NEW 7.5 MCNV PFD A |
| ENS | ENERSYS COM |
| ENSG | ENSIGN GROUP INC COM |
| ENSV | ENSERVCO CORP COM NEW |
| ENTA | ENANTA PHARMACEUTICALS INC COM |
| ENTG | ENTEGRIS INC COM |
| ENTR | ENTREPRENEURSHARES SERIES TRUS ERSHARES |
| ENTX | ENTERA BIO LTD SHS |

| | |
|---|---|
| ENTXW | ENTERA BIO LTD WT EXP 070223 |
| ENV | ENVESTNET INC COM |
| ENVA | ENOVA INTL INC COM |
| ENVB | ENVERIC BIOSCIENCES INC COM NEW |
| ENVI | ENVIRONMENTAL IMPACT ACQU CORP COM CL A |
| ENVIU | ENVIRONMENTAL IMPACT ACQU CORP UNIT EX 110525 |
| ENVIW | ENVIRONMENTAL IMPACT ACQU CORP WT EXP 093027 |
| ENX | EATON VANCE NEW YORK MUN BD FD COM |
| ENZ | ENZO BIOCHEM INC COM |
| ENZL | ISHARES TR NEW ZEALAND ETF |
| EOD | WELLS FARGO GLOBAL DIVID OPPOR COM |
| EOG | EOG RES INC COM |
| EOI | EATON VANCE ENHANCED EQUITY IN COM |
| EOLS | EVOLUS INC COM |
| EOS | EATON VANCE ENHANCED EQUITY IN COM |
| EOSE | EOS ENERGY ENTERPRISES INC COM CL A |
| EOSEW | EOS ENERGY ENTERPRISES INC WT EXP 050626 |
| EOT | EATON VANCE NATL MUN OPPORT TR COM SHS |
| EP-C | EL PASO ENERGY CAP TR I PFD CV TR SEC 28 |
| EPAC | ENERPAC TOOL GROUP CORP CL A COM |
| EPAM | EPAM SYS INC COM |
| EPAY | BOTTOMLINE TECH DEL INC COM |
| EPC | EDGEWELL PERS CARE CO COM |
| EPD | ENTERPRISE PRODS PARTNERS L P COM |
| EPHE | ISHARES TR MSCI PHILIPS ETF |
| EPHY | EPIPHANY TECHNOLOGY ACQUISIT COM CL A |
| EPHYU | EPIPHANY TECHNOLOGY ACQUISIT UNIT EX |
| EPHYW | EPIPHANY TECHNOLOGY ACQUISIT WT EXP 011226 |
| EPI | WISDOMTREE TR INDIA ERNGS FD |
| EPIX | ESSA PHARMA INC COM NEW |
| EPM | EVOLUTION PETE CORP COM |
| EPOL | ISHARES TR MSCI POLAND ETF |
| EPP | ISHARES INC MSCI PAC JP ETF |
| EPR | EPR PPTYS COM SH BEN INT |

| | |
|---|---|
| EPR-C | EPR PPTYS PFD C CV 5.75% |
| EPR-E | EPR PPTYS CONV PFD 9% SR E |
| EPR-G | EPR PPTYS 5.750% CUM PFD G |
| EPRE | FIRST TR EXCHNG TRADED FD VIII TCW ESG PREMIER |
| EPRT | ESSENTIAL PPTYS RLTY TR INC COM |
| EPS | WISDOMTREE TR US LARGECAP FUND |
| EPSN | EPSILON ENERGY LTD COM |
| EPU | ISHARES TR MSCI PERU ETF |
| EPV | PROSHARES TR ULTSHT FTSE EURO |
| EPWR | EMPOWERMENT & INCLUSION CAPITA COM CL A |
| EPWR+ | EMPOWERMENT & INCLUSION CAPITA WT EXP 011228 |
| EPWR= | EMPOWERMENT & INCLUSION CAPITA UNIT |
| EPZM | EPIZYME INC COM |
| EQ | EQUILLIUM INC COM |
| EQAL | INVESCO EXCH TRADED FD TR II RUSEL 1000 EQL |
| EQBK | EQUITY BANCSHARES INC COM CL A |
| EQC | EQUITY COMWLTH COM SH BEN INT |
| EQC-D | EQUITY COMWLTH 6.5% CNV PFD D |
| EQD | EQUITY DISTR ACQUISITION CORP COM CL A |
| EQD+ | EQUITY DISTR ACQUISITION CORP WT EXP 090925 |
| EQD= | EQUITY DISTR ACQUISITION CORP UNIT EX 090925 |
| EQH | EQUITABLE HLDGS INC COM |
| EQH-A | EQUITABLE HLDGS INC 5.25% DPRP PFD A |
| EQH-C | EQUITABLE HLDGS INC 4.300% DEP PFD C |
| EQHA | EQ HEALTH ACQUISITION CORP COM CL A |
| EQHA+ | EQ HEALTH ACQUISITION CORP WT EXP 020228 |
| EQHA= | EQ HEALTH ACQUISITION CORP UNIT EXP 020228 |
| EQIX | EQUINIX INC COM |
| EQL | ALPS ETF TR EQUAL SEC ETF |
| EQNR | EQUINOR ASA SPONSORED ADR |
| EQOP | NATIXIS ETF TRUST II US EQUITY OPPORT |
| EQOS | DIGINEX LIMITED SHS |
| EQR | EQUITY RESIDENTIAL SH BEN INT |
| EQRR | PROSHARES TR EQTS FOR RISIN |

| | |
|---|---|
| EQS | EQUUS TOTAL RETURN INC COM |
| EQT | EQT CORP COM |
| EQWL | INVESCO EXCHANGE TRADED FD TR S&P 100 EQL WIGH |
| EQX | EQUINOX GOLD CORP COM |
| ERC | WELLS FARGO ADV MULTI SCTR INC COM |
| ERES | EAST RES ACQUISITION CO COM CL A |
| ERESU | EAST RES ACQUISITION CO UNIT EX 070127 |
| ERESW | EAST RES ACQUISITION CO WT EXP 070127 |
| ERF | ENERPLUS CORP COM |
| ERH | WELLS FARGO UTILITIES AND HIGH WF UTILITIES INC |
| ERIC | ERICSSON ADR B SEK 10 |
| ERIE | ERIE INDTY CO CL A |
| ERII | ENERGY RECOVERY INC COM |
| ERJ | EMBRAER S.A. SPONSORED ADS |
| ERM | FIRST TR EXCHNG TRADED FD VIII EQUITYCOMPASS |
| ERO | ERO COPPER CORP COM |
| ERSX | ENTREPRENEURSHARES SERIES TRUS ERSHARES NEXTGEN |
| ERTH | INVESCO EXCHANGE TRADED FD TR INVESCO MSCI |
| ERUS | ISHARES INC MSCI RUSSIA ETF |
| ERX | DIREXION SHS ETF TR DLY ENRGY BULL2X |
| ERY | DIREXION SHS ETF TR DAILY ENERGY BEA |
| ERYP | ERYTECH PHARMA SPONSORED ADR |
| ES | EVERSOURCE ENERGY COM |
| ESBA | EMPIRE ST RLTY OP L P UNIT LTD PRTNSP |
| ESBK | ELMIRA SVGS BK ELMIRA N Y COM |
| ESCA | ESCALADE INC COM |
| ESE | ESCO TECHNOLOGIES INC COM |
| ESEA | EUROSEAS LTD SHS |
| ESGA | AMERICAN CENTY ETF TR SUSTAINABLE EQTY |
| ESGC | EROS STX GLOBAL CORPORATION SHS NEW |
| ESGD | ISHARES TR ESG AW MSCI EAFE |
| ESGE | ISHARES INC ESG AWR MSCI EM |
| ESGN | COLUMBIA ETF TR I SUSTNBLE INTL |
| ESGR | ENSTAR GROUP LIMITED SHS |

| | |
|---|---|
| ESGRO | ENSTAR GROUP LTD 7% DP RP PFD E |
| ESGRP | ENSTAR GROUP LTD DEP SHS PFD D |
| ESGS | COLUMBIA ETF TR I SUSTANABLE US |
| ESGU | ISHARES TR ESG AWR MSCI USA |
| ESI | ELEMENT SOLUTIONS INC COM |
| ESLT | ELBIT SYS LTD ORD |
| ESM | ESM ACQUISITION CORPORATION SHS CL A |
| ESM+ | ESM ACQUISITION CORPORATION WT EXP 020226 |
| ESM= | ESM ACQUISITION CORPORATION UNIT |
| ESNG | DIREXION SHS ETF TR MSCI USA ESG |
| ESNT | ESSENT GROUP LTD COM |
| ESP | ESPEY MFG & ELECTRS CORP COM |
| ESPO | VANECK VECTORS ETF TR VIDEO GAMING |
| ESPR | ESPERION THERAPEUTICS INC NEW COM |
| ESQ | ESQUIRE FINL HLDGS INC COM |
| ESRT | EMPIRE ST RLTY TR INC CL A |
| ESS | ESSEX PPTY TR INC COM |
| ESSA | ESSA BANCORP INC COM |
| ESSC | EAST STONE ACQUISITION CORP SHS |
| ESSCR | EAST STONE ACQUISITION CORP RT |
| ESSCU | EAST STONE ACQUISITION CORP UNIT EX 123126 |
| ESSCW | EAST STONE ACQUISITION CORP WT 123126 |
| ESTA | ESTABLISHMENT LABS HLDGS INC COM |
| ESTC | ELASTIC N V ORD SHS |
| ESTE | EARTHSTONE ENERGY INC CL A |
| ESXB | COMMUNITY BANKERS TR CORP COM |
| ET | ENERGY TRANSFER L P COM UT LTD PTN |
| ET-C | ENERGY TRANSFER L P 7.375% PFD SR C |
| ET-D | ENERGY TRANSFER L P 7.625 PFD UNIT D |
| ET-E | ENERGY TRANSFER L P 7.60% CUM PFD E |
| ETAC | E MERGE TECHNOLOGY ACQUISITION COM CL A |
| ETACU | E MERGE TECHNOLOGY ACQUISITION UNIT EX 073025 |
| ETACW | E MERGE TECHNOLOGY ACQUISITION WT EXP 073025 |
| ETB | EATON VANCE TAX MNGED BUY WRIT COM |

| | |
|---|---|
| ETG | EATON VANCE TX ADV GLBL DIV FD COM |
| ETH | ETHAN ALLEN INTERIORS INC COM |
| ETHO | ETF MANAGERS TR ETHO CLIMATE LEA |
| ETI- | ENTERGY TEXAS INC 5.375% PFD A |
| ETJ | EATON VANCE RISK-MANAGED DIVER COM |
| ETN | EATON CORP PLC SHS |
| ETNB | 89BIO INC COM |
| ETO | EATON VANCE TAX-ADVANTAGED GLO COM |
| ETON | ETON PHARMACEUTICALS INC COM |
| ETR | ENTERGY CORP NEW COM |
| ETRN | EQUITRANS MIDSTREAM CORP COM |
| ETSY | ETSY INC COM |
| ETTX | ENTASIS THERAPEUTICS HLDGS INC COM |
| ETV | EATON VANCE TAX-MANAGED BUY- W COM |
| ETW | EATON VANCE TAX-MANAGED GLOBAL COM |
| ETWO | E2OPEN PARENT HOLDINGS INC COM CL A |
| ETWO+ | E2OPEN PARENT HOLDINGS INC WT EXP 020426 |
| ETX | EATON VANCE MUN INCOME 2028 TE SHS |
| ETY | EATON VANCE TAX-MANAGED DIVERS COM |
| EUCR | EUCRATES BIOMEDICAL ACQU CORP SHS |
| EUCRU | EUCRATES BIOMEDICAL ACQU CORP UNIT EXP 102327 |
| EUCRW | EUCRATES BIOMEDICAL ACQU CORP WT EXP 102327 |
| EUDG | WISDOMTREE TR EURO QTLY DIV GR |
| EUFN | ISHARES TR MSCI EURO FL ETF |
| EUFX | PROSHARES TR II PROSHS SHT EUR |
| EUM | PROSHARES TR PSHS SH MSCI EMR |
| EUO | PROSHARES TR II ULTRASHRT EURO |
| EURL | DIREXION SHS ETF TR DLY FTS BUL 3X |
| EURN | EURONAV NV SHS |
| EUSA | ISHARES INC MSCI EQUAL WEITE |
| EUSB | ISHARES TR ESG ADV TTL USD |
| EUSC | WISDOMTREE TR EUR HDG SMLCAP |
| EUSG | EUROPEAN SUSTAINABLE GROWTH AC CL A SHS |
| EUSGU | EUROPEAN SUSTAINABLE GROWTH AC UNIT EX 011824 |

| | |
|---|---|
| EUSGW | EUROPEAN SUSTAINABLE GROWTH AC WT EXP 012128 |
| EVA | ENVIVA PARTNERS LP COM UNIT |
| EVAX | EVAXION BIOTECH A S ADS |
| EVBG | EVERBRIDGE INC COM |
| EVBN | EVANS BANCORP INC COM NEW |
| EVC | ENTRAVISION COMMUNICATIONS CP CL A |
| EVER | EVERQUOTE INC COM CL A |
| EVF | EATON VANCE SR INCOME TR SH BEN INT |
| EVFM | EVOFEM BIOSCIENCES INC COM |
| EVG | EATON VANCE SHORT DURATION DIV COM |
| EVGN | EVOGENE LTD SHS |
| EVH | EVOLENT HEALTH INC CL A |
| EVI | EVI INDS INC COM |
| EVK | EVER-GLORY INTL GROUP INC COM NEW |
| EVLO | EVELO BIOSCIENCES INC COM |
| EVM | EATON VANCE CALIF MUN BD FD COM |
| EVN | EATON VANCE MUNI INCOME TRUST SH BEN INT |
| EVOJ | EVO ACQUISITION CORP COM CL A |
| EVOJU | EVO ACQUISITION CORP UNIT |
| EVOJW | EVO ACQUISITION CORP WT EXP 010426 |
| EVOK | EVOKE PHARMA INC COM |
| EVOL | EVOLVING SYS INC COM NEW |
| EVOP | EVO PMTS INC CL A COM |
| EVR | EVERCORE INC CLASS A |
| EVRG | EVERGY INC COM |
| EVRI | EVERI HLDGS INC COM |
| EVT | EATON VANCE TAX ADVT DIV INCM COM |
| EVTC | EVERTEC INC COM |
| EVV | EATON VANCE LTD DURATION INCOM COM |
| EVX | VANECK VECTORS ETF TR ENVIRONMENTAL SV |
| EVY | EATON VANCE NEW YORK MUN INCOM SH BEN INT |
| EW | EDWARDS LIFESCIENCES CORP COM |
| EWA | ISHARES INC MSCI AUST ETF |
| EWBC | EAST WEST BANCORP INC COM |

| | |
|---|---|
| EWC | ISHARES INC MSCI CDA ETF |
| EWCO | INVESCO EXCHANGE TRADED FD TR S&P 500A EQL |
| EWD | ISHARES INC MSCI SWEDEN ETF |
| EWEB | GLOBAL X FDS EMKT INTRNT ECOM |
| EWG | ISHARES INC MSCI GERMANY ETF |
| EWH | ISHARES INC MSCI HONG KG ETF |
| EWI | ISHARES INC MSCI ITALY ETF |
| EWJ | ISHARES INC MSCI JPN ETF NEW |
| EWJE | ISHARES TR MSCI JP EQUL |
| EWJV | ISHARES TR MSCI JP VALUE |
| EWK | ISHARES INC MSCI BELGIUM ETF |
| EWL | ISHARES INC MSCI SWITZERLAND |
| EWM | ISHARES INC MSCI MLY ETF NEW |
| EWMC | INVESCO EXCHANGE TRADED FD TR S&P MDCP400 EQ |
| EWN | ISHARES INC MSCI NETHERL ETF |
| EWO | ISHARES INC MSCI AUSTRIA ETF |
| EWP | ISHARES INC MSCI SPAIN ETF |
| EWQ | ISHARES INC MSCI FRANCE ETF |
| EWRE | INVESCO EXCHANGE TRADED FD TR S&P500 EQL REL |
| EWS | ISHARES INC MSCI SINGPOR ETF |
| EWSC | INVESCO EXCHANGE TRADED FD TR S&P SML 600 EQ |
| EWT | ISHARES INC MSCI TAIWAN ETF |
| EWTX | EDGEWISE THERAPEUTICS INC COM |
| EWU | ISHARES TR MSCI UK ETF NEW |
| EWV | PROSHARES TR ULTSHT MSCI JAP |
| EWW | ISHARES INC MSCI MEXICO ETF |
| EWX | SPDR INDEX SHS FDS S&P EMKTSC ETF |
| EWY | ISHARES INC MSCI STH KOR ETF |
| EWZ | ISHARES INC MSCI BRAZIL ETF |
| EWZS | ISHARES TR BRAZIL SM-CP ETF |
| EXAS | EXACT SCIENCES CORP COM |
| EXC | EXELON CORP COM |
| EXD | EATON VANCE TAX MNGD BUY WRITE COM SH BEN INT |
| EXEL | EXELIXIS INC COM |

| | |
|---|---|
| EXFO | EXFO INC SUB VTG SHS |
| EXG | EATON VANCE TAX-MANAGED GLOBAL COM |
| EXI | ISHARES TR GLOB INDSTRL ETF |
| EXK | ENDEAVOUR SILVER CORP COM |
| EXLS | EXLSERVICE HOLDINGS INC COM |
| EXN | EXCELLON RES INC COM |
| EXP | EAGLE MATLS INC COM |
| EXPD | EXPEDITORS INTL WASH INC COM |
| EXPE | EXPEDIA GROUP INC COM NEW |
| EXPI | EXP WORLD HLDGS INC COM |
| EXPO | EXPONENT INC COM |
| EXPR | EXPRESS INC COM |
| EXR | EXTRA SPACE STORAGE INC COM |
| EXTN | EXTERRAN CORP COM |
| EXTR | EXTREME NETWORKS INC COM |
| EYE | NATIONAL VISION HLDGS INC COM |
| EYEG | EYEGATE PHARMACEUTICALS INC COM NEW |
| EYEN | EYENOVIA INC COM |
| EYES | SECOND SIGHT MED PRODS INC COM NEW |
| EYESW | SECOND SIGHT MED PRODS INC WT EXP 031424 |
| EYPT | EYEPOINT PHARMACEUTICALS INC COM NEW |
| EZA | ISHARES INC MSCI STH AFR ETF |
| EZGO | EZGO TECHNOLOGIES LTD SHS |
| EZJ | PROSHARES TR UL MSCI JP ETF |
| EZM | WISDOMTREE TR US MIDCAP FUND |
| EZPW | EZCORP INC CL A NON VTG |
| F | FORD MTR CO DEL COM |
| F-B | FORD MTR CO DEL FXD DUE59 |
| F-C | FORD MTR CO DEL CAL NT 59 |
| FA | FIRST ADVANTAGE CORP NEW COM |
| FAAR | FIRST TR EXCHANGE TRAD FD VII ALT ABSLT STRG |
| FAB | FIRST TR MULTI CP VAL ALPHA FD SHS ISSUED FRST |
| FACA | FIGURE ACQUISITION CORP I COM CL A |
| FACA+ | FIGURE ACQUISITION CORP I WT EXP 033128 |

| | |
|---|---|
| FACA= | FIGURE ACQUISITION CORP I UNIT EX 033128 |
| FACT | FREEDOM ACQUISITION I CORP SHS CL A |
| FACT+ | FREEDOM ACQUISITION I CORP WT EXP |
| FACT= | FREEDOM ACQUISITION I CORP UNIT |
| FAD | FIRST TR MULTI CAP GROWTH ALPH COM SHS |
| FAF | FIRST AMERN FINL CORP COM |
| FALN | ISHARES TR FALN ANGLS USD |
| FAM | FIRST TR / ABERDEEN GLOBAL OPP COM SHS |
| FAMI | FARMMI INC SHS |
| FAN | FIRST TR EXCHANGE-TRADED FD II GBL WND ENRG ETF |
| FANG | DIAMONDBACK ENERGY INC COM |
| FANH | FANHUA INC SPONSORED ADR |
| FARM | FARMER BROS CO COM |
| FARO | FARO TECHNOLOGIES INC COM |
| FAS | DIREXION SHS ETF TR DLY FIN BULL NEW |
| FAST | FASTENAL CO COM |
| FAT | FAT BRANDS INC COM |
| FATBP | FAT BRANDS INC 8.25% CUM PFD B |
| FATBW | FAT BRANDS INC WT EXP 071625 |
| FATE | FATE THERAPEUTICS INC COM |
| FATT | COLLABORATIVE INVESTMNT SER TR FAT TAIL RISK |
| FAX | ABERDEEN ASIA-PACIFIC INCOME F COM |
| FAZ | DIREXION SHS ETF TR DAILY FINL BEAR |
| FB | FACEBOOK INC CL A |
| FBC | FLAGSTAR BANCORP INC COM PAR .001 |
| FBGX | UBS AG LONDON BRANCH EN LG CP GRWTH |
| FBHS | FORTUNE BRANDS HOME & SEC INC COM |
| FBIO | FORTRESS BIOTECH INC COM |
| FBIOP | FORTRESS BIOTECH INC 9.375% CUM PFD A |
| FBIZ | FIRST BUSINESS FINL SVCS INC W COM |
| FBK | FB FINL CORP COM |
| FBMS | FIRST BANCSHARES INC MS COM |
| FBNC | FIRST BANCORP N C COM |
| FBND | FIDELITY MERRIMACK STR TR TOTAL BD ETF |

| | |
|---|---|
| FBP | FIRST BANCORP P R COM NEW |
| FBRX | FORTE BIOSCIENCES INC COM |
| FBT | FIRST TR EXCHANGE-TRADED FD NY ARCA BIOTECH |
| FBZ | FIRST TR EXCH TRD ALPHDX FD II BRAZIL ALPHADEX |
| FC | FRANKLIN COVEY CO COM |
| FCA | FIRST TR EXCH TRD ALPHDX FD II CHINA ALPHADEX |
| FCAC | FALCON CAPITAL ACQUISITN CORP COM CL A |
| FCACU | FALCON CAPITAL ACQUISITN CORP UNIT EX 082027 |
| FCACW | FALCON CAPITAL ACQUISITN CORP WT EXP 082027 |
| FCAL | FIRST TR EXCH TRADED FD III CALIF MUN INCM |
| FCAP | FIRST CAP INC COM |
| FCAX | FORTRESS CAPITAL ACQUISITION SHS CL A |
| FCAX+ | FORTRESS CAPITAL ACQUISITION WT EXP |
| FCAX= | FORTRESS CAPITAL ACQUISITION UNIT |
| FCBC | FIRST CMNTY BANKSHARES INC VA COM |
| FCBP | FIRST CHOICE BANCORP COM |
| FCCO | FIRST CMNTY CORP S C COM |
| FCCY | 1ST CONSTITUTION BANCORP COM |
| FCEF | FIRST TR EXCHNG TRADED FD VIII CEF INCM OPPTY |
| FCEL | FUELCELL ENERGY INC COM |
| FCF | FIRST COMWLTH FINL CORP PA COM |
| FCFS | FIRSTCASH INC COM |
| FCG | FIRST TR EXCHANGE-TRADED FD NAT GAS ETF |
| FCN | FTI CONSULTING INC COM |
| FCNCA | FIRST CTZNS BANCSHARES INC N C CL A |
| FCNCP | FIRST CTZNS BANCSHARES INC DEL 5.375 DEP PFD A |
| FCO | ABERDEEN GLOBAL INCOME FD INC COM |
| FCOM | FIDELITY COVINGTON TRUST MSCI COMMNTN SVC |
| FCOR | FIDELITY MERRIMACK STR TR CORP BOND ETF |
| FCPT | FOUR CORNERS PPTY TR INC COM |
| FCRD | FIRST EAGLE ALTR CAP BDC INC COM |
| FCRW | FIRST EAGLE ALTR CAP BDC INC 6.125 SR NT 23 |
| FCRX | FIRST EAGLE ALTR CAP BDC INC NT CAL 26 |
| FCT | FIRST TR SR FLTG RATE INCOME F COM |

| | |
|---|---|
| FCVT | FIRST TR EXCHANGE-TRADED FD IV SSI STRG ETF |
| FCX | FREEPORT-MCMORAN INC CL B |
| FDBC | FIDELITY D & D BANCORP INC COM |
| FDD | FIRST TR STOXX EUROPEAN SELECT COMMON SHS |
| FDEU | FIRST TR DYNAMIC EUROPE EQUITY COM SHS |
| FDHY | FIDELITY COVINGTON TRUST HIGH YILD ETF |
| FDIS | FIDELITY COVINGTON TRUST MSCI CONSM DIS |
| FDIV | FIRST TR EXCHANGE-TRADED FD IV FT STRG INCM ETF |
| FDL | FIRST TR MORNINGSTAR DIVID LEA SHS |
| FDLO | FIDELITY COVINGTON TRUST LOW VOLITY ETF |
| FDM | FIRST TR DOW JONES SELECT MICR COM SHS ANNUAL |
| FDMO | FIDELITY COVINGTON TRUST MOMENTUM FACTR |
| FDMT | 4D MOLECULAR THERAPEUTICS INC COM |
| FDN | FIRST TR EXCHANGE-TRADED FD DJ INTERNT IDX |
| FDNI | FIRST TR EXCHANGE TRADED FD II DJ INTL INTRNT |
| FDP | FRESH DEL MONTE PRODUCE INC ORD |
| FDRR | FIDELITY COVINGTON TRUST DIVID ETF RISI |
| FDS | FACTSET RESH SYS INC COM |
| FDT | FIRST TR EXCH TRD ALPHDX FD II DEV MRK EX US |
| FDTS | FIRST TR EXCH TRD ALPHDX FD II EX US SML CP |
| FDUS | FIDUS INVT CORP COM |
| FDUSG | FIDUS INVT CORP 5.375% NT 24 |
| FDUSZ | FIDUS INVT CORP 6% NT 24 |
| FDVV | FIDELITY COVINGTON TRUST HIGH DIVID ETF |
| FDWM | FIDELITY COVINGTON TRUST WOMEN'S LEADER |
| FDX | FEDEX CORP COM |
| FE | FIRSTENERGY CORP COM |
| FEDU | FOUR SEASONS ED CAYMAN INC ADR |
| FEI | FIRST TR MLP & ENERGY INCOM FD COM |
| FEIM | FREQUENCY ELECTRS INC COM |
| FELE | FRANKLIN ELEC INC COM |
| FEM | FIRST TR EXCH TRD ALPHDX FD II EMERG MKT ALPH |
| FEMB | FIRST TR EXCH TRADED FD III EME MRK BD ETF |
| FEMS | FIRST TR EXCH TRD ALPHDX FD II EM SML CP ALPH |

| | |
|---|---|
| FEMY | FEMASYS INC COM |
| FEN | FIRST TR ENERGY INCOME & GROWT COM |
| FENC | FENNEC PHARMACEUTICALS INC COM |
| FENG | PHOENIX NEW MEDIA LTD SPONSORED ADS |
| FENY | FIDELITY COVINGTON TRUST MSCI ENERGY IDX |
| FEO | FIRST TR / ABERDEEN EMERGING O COM |
| FEP | FIRST TR EXCH TRD ALPHDX FD II EUROPE ALPHADEX |
| FERG | FERGUSON PLC NEW SHS |
| FET | FORUM ENERGY TECHNOLOGIES INC COM |
| FEUL | CREDIT SUISSE NASSAU BRANCH FI ENHNCD EUR 50 |
| FEUZ | FIRST TR EXCH TRD ALPHDX FD II EURO ALPHADEX |
| FEVR | NORTHERN LTS FD TR IV INDPIRE FAITH LR |
| FEX | FIRST TR LRGE CP CORE ALPHA FD COM SHS |
| FEYE | FIREEYE INC COM |
| FEZ | SPDR INDEX SHS FDS EURO STOXX 50 |
| FF | FUTUREFUEL CORP COM |
| FFA | FIRST TR ENHANCED EQUITY INCOM COM |
| FFBC | FIRST FINL BANCORP OH COM |
| FFBW | FFBW INC MD COM |
| FFC | FLAHERTY & CRUMRINE PFD SECS I COM |
| FFHL | FUWEI FILMS HLDGS CO LTD SHS NEW |
| FFIC | FLUSHING FINL CORP COM |
| FFIN | FIRST FINL BANKSHARES INC COM |
| FFIU | SPINNAKER ETF SERIES UVA UNCONSTRAIND |
| FFIV | F5 NETWORKS INC COM |
| FFNW | FIRST FINANCIAL NORTHWEST INC COM |
| FFR | FIRST TR FTSE EPRA / NAREIT DE COM |
| FFTY | INNOVATOR ETFS TR IBD 50 ETF |
| FFWM | FIRST FNDTN INC COM |
| FGB | FIRST TR SPECIALTY FIN & FINL COM BEN INTR |
| FGBI | FIRST GTY BANCSHARES INC COM |
| FGBIP | FIRST GTY BANCSHARES INC 6.75% DEP PFD A |
| FGD | FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID |
| FGEN | FIBROGEN INC COM |

| | |
|---|---|
| FGF | FG FINANCIAL GROUP INC COM |
| FGFPP | FG FINANCIAL GROUP INC 8% PFD SER A |
| FGM | FIRST TR EXCH TRD ALPHDX FD II GERMANY ALPHA |
| FGNA | FG NEW AMER ACQUISITION CORP COM |
| FGNA+ | FG NEW AMER ACQUISITION CORP WT EXP 083127 |
| FGNA= | FG NEW AMER ACQUISITION CORP UNIT EX 083127 |
| FHB | FIRST HAWAIIAN INC COM |
| FHI | FEDERATED HERMES INC CL B |
| FHLC | FIDELITY COVINGTON TRUST MSCI HLTH CARE I |
| FHN | FIRST HORIZON CORPORATION COM |
| FHN-A | FIRST HORIZON CORPORATION DEP SHS |
| FHN-B | FIRST HORIZON CORPORATION DP SHS NCM PFD B |
| FHN-C | FIRST HORIZON CORPORATION DP SHS NCM PFD C |
| FHN-D | FIRST HORIZON CORPORATION DP SHS NCM D |
| FHN-E | FIRST HORIZON CORPORATION 6.50 DP RP PFD E |
| FHN-F | FIRST HORIZON CORPORATION 4.70% DEP PFD F |
| FHS | FIRST HIGH SCH ED GROUP CO LTD SPON ADS RP CL A |
| FHTX | FOGHORN THERAPEUTICS INC COM |
| FI | FRANKS INTL N V COM |
| FIBK | FIRST INTST BANCSYSTEM INC COM CL A |
| FICO | FAIR ISAAC CORP COM |
| FICS | FIRST TR EXCHANGE-TRADED FD VI INTL DEV STRNGTH |
| FID | FIRST TR EXCHANGE-TRADED FD VI S&P INTL DIVID |
| FIDI | FIDELITY COVINGTON TRUST INT HG DIV ETF |
| FIDU | FIDELITY COVINGTON TRUST MSCI INDL INDX |
| FIEE | UBS AG LONDON BRANCH ETN LKD 26 |
| FIF | FIRST TR ENERGY INFRASTRCTR FD COM |
| FIGB | FIDELITY MERRIMACK STR TR INVESTMENT GR BD |
| FIGS | FIGS INC CL A |
| FIHD | UBS AG LONDON BRANCH FI ENHANCD ETN |
| FILL | ISHARES INC GLB ENR PROD ETF |
| FINM | MARLIN TECHNOLOGY CORP CL A SHS |
| FINMU | MARLIN TECHNOLOGY CORP UNIT EX |
| FINMW | MARLIN TECHNOLOGY CORP WT EXP 011226 |

| | |
|---|---|
| FINS | ANGEL OAK FINL STRATEGIES INCM COM BEN INT |
| FINV | FINVOLUTION GROUP SPONSORED ADS |
| FINX | GLOBAL X FDS FINTECH ETF |
| FIS | FIDELITY NATL INFORMATION SVCS COM |
| FISI | FINANCIAL INSTNS INC COM |
| FISK | EMPIRE ST RLTY OP L P UNIT LTD PRT 250 |
| FISR | SSGA ACTIVE TR SPDR SSGA FXD |
| FISV | FISERV INC COM |
| FITB | FIFTH THIRD BANCORP COM |
| FITBI | FIFTH THIRD BANCORP DEP 1/1000 PFD |
| FITBO | FIFTH THIRD BANCORP 4.95 DP SH PFD K |
| FITBP | FIFTH THIRD BANCORP 6% DP SH CL B SR |
| FITE | SPDR SER TR S&P KENSHO FUTRE |
| FIV | FIRST TR SR FLOATING RATE 2022 COM SHS |
| FIVA | FIDELITY COVINGTON TRUST INT VL FCT ETF |
| FIVE | FIVE BELOW INC COM |
| FIVG | ETF SER SOLUTIONS DEFIANCE NEXT |
| FIVN | FIVE9 INC COM |
| FIW | FIRST TR EXCHANGE TRADED FD WTR ETF |
| FIX | COMFORT SYS USA INC COM |
| FIXD | FIRST TR EXCHNG TRADED FD VIII TCW OPPORTUNIS |
| FIXX | HOMOLOGY MEDICINES INC COM |
| FIZZ | NATIONAL BEVERAGE CORP COM |
| FJNK | PACIFIC GLOBAL ETF TR FOCUSD HI YLD |
| FJP | FIRST TR EXCH TRD ALPHDX FD II JAPAN ALPHADEX |
| FKU | FIRST TR EXCH TRD ALPHDX FD II UNIT KING ALPH |
| FKWL | FRANKLIN WIRELESS CORP COM |
| FL | FOOT LOCKER INC COM |
| FLAC | FRAZIER LIFESCIENCES ACQU CORP CL A SHS |
| FLACU | FRAZIER LIFESCIENCES ACQU CORP UNIT EXP 120925 |
| FLACW | FRAZIER LIFESCIENCES ACQU CORP WT EXP 113025 |
| FLAU | FRANKLIN TEMPLETON ETF TR FTSE AUSTRALIA |
| FLAX | FRANKLIN TEMPLETON ETF TR FRANKLIN ASIA |
| FLBR | FRANKLIN TEMPLETON ETF TR FTSE BRAZIL |

| FLC | FLAHERTY & CRUMRINE TOTAL RETU COM |
|---|---|
| FLCA | FRANKLIN TEMPLETON ETF TR FTSE CANADA |
| FLCB | FRANKLIN TEMPLETON ETF TR LIBERTY US COR |
| FLCH | FRANKLIN TEMPLETON ETF TR FTSE CHINA |
| FLCO | FRANKLIN TEMPLETON ETF TR LIBERTY INVT |
| FLDM | FLUIDIGM CORP DEL COM |
| FLEE | FRANKLIN TEMPLETON ETF TR FTSE EUROPE |
| FLEH | FRANKLIN TEMPLETON ETF TR FTSE EUROPE HG |
| FLEX | FLEX LTD ORD |
| FLFR | FRANKLIN TEMPLETON ETF TR FTSE FRANCE |
| FLGB | FRANKLIN TEMPLETON ETF TR FTSE UNTD KGDM |
| FLGC | FLORA GROWTH CORP COM |
| FLGE | CREDIT SUISSE AG NASSAU BRH LG CAP GRTH ENH |
| FLGR | FRANKLIN TEMPLETON ETF TR FTSE GERMANY |
| FLGT | FULGENT GENETICS INC COM |
| FLGV | FRANKLIN TEMPLETON ETF TR US TRESRY BD |
| FLHK | FRANKLIN TEMPLETON ETF TR FTSE HONG KONG |
| FLIC | FIRST LONG IS CORP COM |
| FLIN | FRANKLIN TEMPLETON ETF TR FRANKLIN INDIA |
| FLIY | FRANKLIN TEMPLETON ETF TR FTSE ITALY ETF |
| FLJH | FRANKLIN TEMPLETON ETF TR FTSE JAPAN HDG |
| FLJP | FRANKLIN TEMPLETON ETF TR FTSE JAPAN ETF |
| FLKR | FRANKLIN TEMPLETON ETF TR FTSE SOUTH KOREA |
| FLL | FULL HSE RESORTS INC COM |
| FLLA | FRANKLIN TEMPLETON ETF TR FTSE LATN AMRC |
| FLLV | FRANKLIN TEMPLETON ETF TR LIBERTY US ETF |
| FLM | FIRST TR EXCHANGE-TRADED FD II GLOBAL ENGR ETF |
| FLMB | FRANKLIN TEMPLETON ETF TR LIBERTY FDRL TAX |
| FLME | FLAME ACQUISITION CORP COM CL A |
| FLME+ | FLAME ACQUISITION CORP WT EXP 022626 |
| FLME= | FLAME ACQUISITION CORP UNIT |
| FLMI | FRANKLIN TEMPLETON ETF TR LIBERTY FDRL INT |
| FLMN | FALCON MINERALS CORP CL A COM |
| FLMNW | FALCON MINERALS CORP WT EXP 072122 |

| | |
|---|---|
| FLMX | FRANKLIN TEMPLETON ETF TR FTSE MEXICO |
| FLN | FIRST TR EXCH TRD ALPHDX FD II LATIN AMER ALP |
| FLNG | FLEX LNG LTD SHS |
| FLNT | FLUENT INC COM |
| FLO | FLOWERS FOODS INC COM |
| FLOW | SPX FLOW INC COM |
| FLQD | FRANKLIN TEMPLETON ETF TR LIBERTYQ GBL |
| FLQE | FRANKLIN TEMPLETON ETF TR LIBERTYQ EMERG |
| FLQG | FRANKLIN TEMPLETON ETF TR LIBERTYQ EQUTY |
| FLQH | FRANKLIN TEMPLETON ETF TR LIBERTYQ INTL |
| FLR | FLUOR CORP NEW COM |
| FLRG | FIDELITY COVINGTON TRUST FIDELITY US MLTF |
| FLRN | SPDR SER TR BLOMBERG BRC INV |
| FLRT | PACIFIC GLOBAL ETF TR GLOBAL SR LN ETF |
| FLRU | FRANKLIN TEMPLETON ETF TR FRANKLIN RUSIA |
| FLS | FLOWSERVE CORP COM |
| FLSA | FRANKLIN TEMPLETON ETF TR FTSE SAUDI ARB |
| FLSP | FRANKLIN TEMPLETON ETF TR LIBERTY SYSTMT |
| FLSW | FRANKLIN TEMPLETON ETF TR FRANKLN SWZLND |
| FLT | FLEETCOR TECHNOLOGIES INC COM |
| FLTB | FIDELITY MERRIMACK STR TR LTD TRM BD ETF |
| FLTR | VANECK VECTORS ETF TR INVT GRADE FLTG |
| FLTW | FRANKLIN TEMPLETON ETF TR FTSE TAIWAN |
| FLUD | FRANKLIN TEMPLETON ETF TR LIBERTY ULRA SHR |
| FLUX | FLUX PWR HLDGS INC COM NEW |
| FLWS | 1 800 FLOWERS COM INC CL A |
| FLXN | FLEXION THERAPEUTICS INC COM |
| FLXS | FLEXSTEEL INDS INC COM |
| FLY | FLY LEASING LTD SPONSORED ADR |
| FLYT | DIREXION SHS ETF TR FLIGHT TO SAFT |
| FLYW | FLYWIRE CORPORATION COM VTG |
| FLZA | FRANKLIN TEMPLETON ETF TR FTSE SOUTH AFR |
| FM | ISHARES INC MSCI FRONTIER |
| FMAC | FIRSTMARK HORIZON ACQUISITION CL A COM |

| | |
|---|---|
| FMAC+ | FIRSTMARK HORIZON ACQUISITION WT EX 092625 |
| FMAC= | FIRSTMARK HORIZON ACQUISITION UNIT EX |
| FMAO | FARMERS & MERCHANTS BANCORP IN COM |
| FMAT | FIDELITY COVINGTON TRUST MSCI MATLS INDEX |
| FMB | FIRST TR EXCH TRADED FD III MANAGD MUN ETF |
| FMBH | FIRST MID ILL BANCSHARES INC COM |
| FMBI | FIRST MIDWEST BANCORP DEL COM |
| FMBIO | FIRST MIDWEST BANCORP DEL 7% DP SH PF C |
| FMBIP | FIRST MIDWEST BANCORP DEL DP 1/40 NC PPF A |
| FMC | FMC CORP COM NEW |
| FMF | FIRST TR EXCHANGE-TRADED FD V MNGD FUTRS STRGY |
| FMHI | FIRST TR EXCH TRADED FD III MUNI HI INCM ETF |
| FMIV | FORUM MERGER IV CORP CLASS A COM |
| FMIVU | FORUM MERGER IV CORP UNIT EX 031528 |
| FMIVW | FORUM MERGER IV CORP WT EXP 031528 |
| FMN | FEDERATED HERMES PREM MUNI INM COM |
| FMNB | FARMERS NATIONAL BANC CORP COM |
| FMNY | FIRST TR EXCH TRADED FD III NEW YORK MUNI |
| FMO | FIDUCIARY CLAYMORE ENGRY INFRA COM |
| FMS | FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR |
| FMTX | FORMA THERAPEUTICS HLDGS INC SHS |
| FMX | FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS |
| FMY | FIRST TR MTG INCOME FD COM SHS |
| FN | FABRINET SHS |
| FNB | F N B CORP COM |
| FNB-E | F N B CORP FLA DEP SHS 1/40 PFD |
| FNCB | FNCB BANCORP INC COM |
| FNCH | FINCH THERAPEUTICS GROUP INC COM |
| FNCL | FIDELITY COVINGTON TRUST MSCI FINLS IDX |
| FND | FLOOR & DECOR HLDGS INC CL A |
| FNDA | SCHWAB STRATEGIC TR SCHWAB FDT US SC |
| FNDB | SCHWAB STRATEGIC TR SCHWAB FDT US BM |
| FNDC | SCHWAB STRATEGIC TR SCHWB FDT INT SC |
| FNDE | SCHWAB STRATEGIC TR SCHWB FDT EMK LG |

| | |
|---|---|
| FNDF | SCHWAB STRATEGIC TR SCHWB FDT INT LG |
| FNDX | SCHWAB STRATEGIC TR SCHWAB FDT US LG |
| FNF | FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM |
| FNGD | BANK OF MONTREAL MICROSCTRS 3X |
| FNGO | BANK OF MONTREAL 2X LEVERAGED |
| FNGS | BANK MONTREAL QUE NT LKD 38 |
| FNGU | BANK OF MONTREAL MICROSECTORS IDX |
| FNGZ | BANK OF MONTREAL 2X INVERSE LEV |
| FNHC | FEDNAT HLDG CO COM |
| FNI | FIRST TR EXCHANGE TRADED FD CHINDIA ETF |
| FNK | FIRST TR EXCHANGE-TRADED ALPHA MID CAP VAL FD |
| FNKO | FUNKO INC COM CL A |
| FNLC | FIRST BANCORP INC ME COM |
| FNV | FRANCO NEV CORP COM |
| FNWB | FIRST NORTHWEST BANCORP COM |
| FNX | FIRST TR MID CAP CORE ALPHADEX COM SHS |
| FNY | FIRST TR EXCHANGE-TRADED ALPHA MID CP GR ALPH |
| FOA | FINANCE OF AMERICA COMPAN COM CL A |
| FOA+ | FINANCE OF AMERICA COMPAN WT EXP 040826 |
| FOCS | FOCUS FINL PARTNERS INC COM CL A |
| FOE | FERRO CORP COM |
| FOF | COHEN & STEERS CLOSED-END OPPO COM |
| FOLD | AMICUS THERAPEUTICS INC COM |
| FONR | FONAR CORP COM NEW |
| FOR | FORESTAR GROUP INC COM |
| FORA | FORIAN INC COM |
| FORD | FORWARD INDS INC N Y COM NEW |
| FORE | FORESIGHT ACQUISITION CORP CL A |
| FOREU | FORESIGHT ACQUISITION CORP UNIT EX 012926 |
| FOREW | FORESIGHT ACQUISITION CORP WT EXP 012926 |
| FORH | ETF OPPORTUNITIES TRUST FORMIDABLE ETF |
| FORM | FORMFACTOR INC COM |
| FORR | FORRESTER RESH INC COM |
| FORTY | FORMULA SYSTEMS 1985 LTD SPONSORED ADS |

| | |
|---|---|
| FOSL | FOSSIL GROUP INC COM |
| FOUR | SHIFT4 PMTS INC CL A |
| FOVL | ISHARES TR FOCUSD VAL FAC |
| FOX | FOX CORP CL B COM |
| FOXA | FOX CORP CL A COM |
| FOXF | FOX FACTORY HLDG CORP COM |
| FOXW | FOXWAYNE ENTERPRIS AQSTN CORP COM CL A |
| FOXWU | FOXWAYNE ENTERPRIS AQSTN CORP UNIT EXP 011226 |
| FOXWW | FOXWAYNE ENTERPRIS AQSTN CORP WT EXP 011226 |
| FPA | FIRST TR EXCH TRD ALPHDX FD II ASIA EX JAPAN |
| FPAC | FAR PEAK ACQUISITION CORP SHS CL A |
| FPAC+ | FAR PEAK ACQUISITION CORP WT EXP 120725 |
| FPAC= | FAR PEAK ACQUISITION CORP UNIT |
| FPAY | FLEXSHOPPER INC COM NEW |
| FPE | FIRST TR EXCH TRADED FD III PFD SECS INC ETF |
| FPEI | FIRST TR EXCH TRADED FD III INSTL PFD SECS |
| FPF | FIRST TR INTER DURATN PFD & IN COM |
| FPH | FIVE POINT HOLDINGS LLC COM CL A |
| FPI | FARMLAND PARTNERS INC COM |
| FPI-B | FARMLAND PARTNERS INC 6% PFD SER B |
| FPL | FST TR NEW OPPORT MLP & ENE FD COM |
| FPX | FIRST TR EXCHANGE TRADED FD US EQTY OPPT ETF |
| FPXE | FIRST TR EXCHANGE TRADED FD II IPOX EUROPE EQ |
| FPXI | FIRST TR EXCHANGE TRADED FD II INTL EQUITY OPP |
| FQAL | FIDELITY COVINGTON TRUST QLTY FCTOR ETF |
| FR | FIRST INDL RLTY TR INC COM |
| FRA | BLACKROCK FLOATING RATE INCOME COM |
| FRAF | FRANKLIN FINL SVCS CORP COM |
| FRAK | VANECK VECTORS ETF TR UNCVTL OIL GAS |
| FRBA | FIRST BK WILLIAMSTOWN NEW JERS COM |
| FRBK | REPUBLIC FIRST BANCORP INC COM |
| FRC | FIRST REP BK SAN FRANCISCO CAL COM |
| FRC-H | FIRST REP BK SAN FRANCISCO CAL DEP SHS RP PFD H |
| FRC-I | FIRST REP BK SAN FRANCISCO 5.50% NCUM PFD I |

| | |
|---|---|
| FRC-J | FIRST REP BK SAN FRANCISCO CAL 4.7% DEP RP PF J |
| FRC-K | FIRST REP BK SAN FRANCISCO CAL 4.125 DEP PFD K |
| FRC-L | FIRST REP BK SAN FRANCISCO CAL 4.25% DEP PFD L |
| FRD | FRIEDMAN INDS INC COM |
| FREE | WHOLE EARTH BRANDS INC COM CL A |
| FREEW | WHOLE EARTH BRANDS INC WT EXP 062525 |
| FREL | FIDELITY COVINGTON TRUST MSCI RL EST ETF |
| FREQ | FREQUENCY THERAPEUTICS INC COM |
| FRG | FRANCHISE GROUP INC COM |
| FRGAP | FRANCHISE GROUP INC 7.50% CUM PFD A |
| FRGI | FIESTA RESTAURANT GROUP INC COM |
| FRHC | FREEDOM HLDG CORP NEV COM |
| FRI | FIRST TR S&P REIT INDEX FD COM |
| FRLG | GS FIN CORP MEDIUM TERM NTS |
| FRLN | FREELINE THERAPEUTICS HLDGS PL SPONSORED ADS |
| FRME | FIRST MERCHANTS CORP COM |
| FRO | FRONTLINE LTD SHS NEW |
| FROG | JFROG LTD ORD SHS |
| FRON | FRONTIER ACQUISITION CORP CLASS A ORD SHS |
| FRONU | FRONTIER ACQUISITION CORP UNIT EXP 030126 |
| FRONW | FRONTIER ACQUISITION CORP WT EXP 030426 |
| FRPH | FRP HLDGS INC COM |
| FRPT | FRESHPET INC COM |
| FRSG | FIRST RESERVE SUSTAINABLE GWT CLASS A COM |
| FRSGU | FIRST RESERVE SUSTAINABLE GWT UNIT EX 030526 |
| FRSGW | FIRST RESERVE SUSTAINABLE GWT WT EXP 030526 |
| FRST | PRIMIS FINANCIAL CORP COM |
| FRSX | FORESIGHT AUTONOMOUS HLDGS LTD SPONSORED ADS |
| FRT | FEDERAL RLTY INVT TR SH BEN INT NEW |
| FRT-C | FEDERAL RLTY INVT TR 5% CUM PFD C |
| FRTA | FORTERRA INC COM |
| FRTY | THE ALGER ETF TRUST MID CAP 40 ETF |
| FRW | PWP FORWARD ACQUISITION CORP I CLASS A COM |
| FRWAU | PWP FORWARD ACQUISITION CORP I UNIT EXP 031026 |

| | |
|---|---|
| FRWAW | PWP FORWARD ACQUISITION CORP I WT EXP 031226 |
| FRXB | FOREST ROAD ACQUISITION COR II CL A |
| FRXB+ | FOREST ROAD ACQUISITION COR II WT EXP 011526 |
| FRXB= | FOREST ROAD ACQUISITION COR II UNIT |
| FSBC | FIVE STAR BANCORP COM |
| FSBW | FS BANCORP INC COM |
| FSD | FIRST TR HIGH INCOME LONG / SH COM |
| FSEA | FIRST SEACOAST BANCORP COM |
| FSEC | FIDELITY MERRIMACK STR TR INVESTMENT GR SE |
| FSEWX | FIDELITY SUMMER STR TR NEW ADV SUST EQTY Z |
| FSFG | FIRST SVGS FINL GROUP INC COM |
| FSI | FLEXIBLE SOLUTIONS INTL INC COM |
| FSII | FS DEVELOPMENT CORP II COM CL A |
| FSK | FS KKR CAP CORP COM |
| FSLF | FIRST EAGLE SENIOR LOAN FUND COM NEW |
| FSLR | FIRST SOLAR INC COM |
| FSLY | FASTLY INC CL A |
| FSM | FORTUNA SILVER MINES INC COM |
| FSMB | FIRST TR EXCH TRADED FD III SHRT DUR MNG MUN |
| FSMD | FIDELITY COVINGTON TRUST SML MID MLTFCT |
| FSNB | FUSION ACQUISITION CORP II COM CL A |
| FSNB+ | FUSION ACQUISITION CORP II WT EXP 022928 |
| FSNB= | FUSION ACQUISITION CORP II UNIT EX 022928 |
| FSP | FRANKLIN STR PPTYS CORP COM |
| FSR | FISKER INC CL A COM STK |
| FSRX | FINSERV ACQUISITION CORP II COM CL A |
| FSRXU | FINSERV ACQUISITION CORP II UNIT EX 021726 |
| FSRXW | FINSERV ACQUISITION CORP II WT EXP 021726 |
| FSS | FEDERAL SIGNAL CORP COM |
| FSSI | FORTISTAR SUSTAINABLE SOL CORP COM CL A |
| FSSIU | FORTISTAR SUSTAINABLE SOL CORP UNIT EX 011426 |
| FSSIW | FORTISTAR SUSTAINABLE SOL CORP WT EXP 011426 |
| FSST | FIDELITY COVINGTON TRUST SUSTAINABILIT US |
| FST | FAST ACQUISITION CORP COM CL A |

| | |
|---|---|
| FST+ | FAST ACQUISITION CORP WT EXP 082527 |
| FST= | FAST ACQUISITION CORP UNIT |
| FSTA | FIDELITY COVINGTON TRUST CONSMR STAPLES |
| FSTR | FOSTER L B CO COM |
| FSTX | F-STAR THERAPEUTICS INC COM |
| FSV | FIRSTSERVICE CORP NEW COM |
| FSZ | FIRST TR EXCH TRD ALPHDX FD II SWITZLND ALPHA |
| FT | FRANKLIN UNVL TR SH BEN INT |
| FTA | FIRST TR LRG CP VL ALPHADEX FD COM SHS |
| FTAA | FTAC ATHENA ACQUISITION CORP CL A SHS |
| FTAAU | FTAC ATHENA ACQUISITION CORP UNIT |
| FTAAW | FTAC ATHENA ACQUISITION CORP WT EXP 030126 |
| FTAG | FIRST TR EXCHANGE TRADED FD II INDXX GLOBAL AGR |
| FTAI | FORTRESS TRANS INFRST INVS LLC COM REP LTD LIAB |
| FTAI-A | FORTRESS TRANS INFRST INVS LLC 8.25% PFD SER A |
| FTAI-B | FORTRESS TRANS INFRST INVS LLC 8% CUM RED PFD B |
| FTAI-C | FORTRESS TRANS INFRST INVS LLC 8.25% RED PFD C |
| FTC | FIRST TRUST LRGCP GWT ALPHADEX COM SHS |
| FTCH | FARFETCH LTD ORD SH CL A |
| FTCI | FTC SOLAR INC COM |
| FTCS | FIRST TR EXCHANGE-TRADED FD CAP STRENGTH ETF |
| FTCV | FINTECH ACQUISITION CORP V COM CL A |
| FTCVU | FINTECH ACQUISITION CORP V UNIT EX |
| FTCVW | FINTECH ACQUISITION CORP V WT EXP 123125 |
| FTDR | FRONTDOOR INC COM |
| FTEC | FIDELITY COVINGTON TRUST MSCI INFO TECH I |
| FTEK | FUEL TECH INC COM |
| FTEV | FINTECH EVOLUTION ACQUIS GROUP SHS CL A |
| FTEV+ | FINTECH EVOLUTION ACQUIS GROUP WT EXP 033128 |
| FTEV= | FINTECH EVOLUTION ACQUIS GROUP UNIT |
| FTF | FRANKLIN LTD DURATION INCOME T COM |
| FTFT | FUTURE FINTECH GROUP INC COM |
| FTGC | FIRST TR EXCHANGE TRAD FD VII FST TR GLB FD |
| FTHI | FIRST TR EXCHANGE-TRADED FD VI BUYWRIT INCM ETF |

| | |
|---|---|
| FTHM | FATHOM HOLDINGS INC COM |
| FTHY | FIRST TR HIGH YIELD OPPRT 2027 COM |
| FTI | TECHNIPFMC PLC COM |
| FTK | FLOTEK INDS INC DEL COM |
| FTLB | FIRST TR EXCHANGE-TRADED FD VI HEDGED BUYWRITE |
| FTLS | FIRST TR EXCH TRADED FD III LNG/SHT EQUITY |
| FTNT | FORTINET INC COM |
| FTPA | FTAC PARNASSUS ACQUISITN CORP CLASS A COM |
| FTPAU | FTAC PARNASSUS ACQUISITN CORP UNIT EX 031026 |
| FTPAW | FTAC PARNASSUS ACQUISITN CORP WT EXP 031026 |
| FTRI | FIRST TR EXCHANGE TRADED FD II INDXX NAT RE ETF |
| FTS | FORTIS INC COM |
| FTSD | FRANKLIN ETF TR LIBERTY SHRT ETF |
| FTSI | FTS INTERNATIONAL INC COM NEW CL A |
| FTSL | FIRST TR EXCHANGE-TRADED FD IV SENIOR LN FD |
| FTSM | FIRST TR EXCHANGE-TRADED FD IV FIRST TR ENH NEW |
| FTV | FORTIVE CORP COM |
| FTV-A | FORTIVE CORP 5% PFD CNV SER A |
| FTVIU | FINTECH ACQUISITION CORP VI UNIT EX 062426 |
| FTXD | FIRST TR EXCHANGE-TRADED FD VI NASDAQ RETAIL |
| FTXG | FIRST TR EXCHANGE-TRADED FD VI NASDQ FOD BVRG |
| FTXH | FIRST TR EXCHANGE-TRADED FD VI NASDQ PHRMTCLS |
| FTXL | FIRST TR EXCHANGE-TRADED FD VI NASDQ SEMCNDTR |
| FTXN | FIRST TR EXCHANGE-TRADED FD VI NASDQ OIL GAS |
| FTXO | FIRST TR EXCHANGE-TRADED FD VI NASDAQ BK ETF |
| FTXR | FIRST TR EXCHANGE-TRADED FD VI NASDAQ TRANSN |
| FUBO | FUBOTV INC COM |
| FUE | SWEDISH EXPT CR CORP BIOFUELS TTL RTN |
| FUL | FULLER H B CO COM |
| FULC | FULCRUM THERAPEUTICS INC COM |
| FULT | FULTON FINL CORP PA COM |
| FULTP | FULTON FINL CORP PA DEP PER PFD SR A |
| FUMB | FIRST TR EXCH TRADED FD III ULTRA SHT DUR MU |
| FUN | CEDAR FAIR L P DEPOSITRY UNIT |

| | |
|---|---|
| FUNC | FIRST UTD CORP COM |
| FUND | SPROTT FOCUS TR INC COM |
| FURY | FURY GOLD MINES LIMITED COM |
| FUSB | FIRST US BANCSHARES INC COM |
| FUSE | FUSION ACQUISITION CORP CL A |
| FUSE+ | FUSION ACQUISITION CORP WT EXP 060127 |
| FUSE= | FUSION ACQUISITION CORP UNIT |
| FUSN | FUSION PHARMACEUTICALS INC COM |
| FUTU | FUTU HLDGS LTD SPON ADS CL A |
| FUTY | FIDELITY COVINGTON TRUST MSCI UTILS INDEX |
| FUV | ARCIMOTO INC COM |
| FV | FIRST TR EXCHANGE-TRADED FD VI DORSEY WRT 5 ETF |
| FVAL | FIDELITY COVINGTON TRUST VLU FACTOR ETF |
| FVAM | 5 01 ACQUISITION CORP COM CL A |
| FVC | FIRST TR EXCHANGE-TRADED FD VI DORSEY WRIGHT |
| FVCB | FVCBANKCORP INC COM |
| FVD | FIRST TR VALUE LINE DIVID INDE SHS |
| FVE | FIVE STAR SENIOR LIVING INC COM NEW |
| FVIV | FORTRESS VALUE ACQUISI CORP IV COM CL A |
| FVIV+ | FORTRESS VALUE ACQUISI CORP IV WT EXP 031828 |
| FVIV= | FORTRESS VALUE ACQUISI CORP IV UNIT EX 033128 |
| FVRR | FIVERR INTL LTD ORD SHS |
| FVT | FORTRESS VALUE ACQUIS CORP III COM CL A |
| FVT+ | FORTRESS VALUE ACQUIS CORP III WT EXP 123127 |
| FVT= | FORTRESS VALUE ACQUIS CORP III UNIT |
| FWAA | FIFTH WALL ACQUISITION CORP I COM CL A |
| FWAC | FIFTH WALL ACQUISITN CORP III CLASS A ORD SHS |
| FWDB | ADVISORSHARES TR FOLIOBEYOND SMRT |
| FWONA | LIBERTY MEDIA CORP DEL COM SER A FRMLA |
| FWONK | LIBERTY MEDIA CORP DEL COM SER C FRMLA |
| FWP | FORWARD PHARMA A/S SPONSORD ADS NEW |
| FWRD | FORWARD AIR CORP COM |
| FXA | INVESCO CURRENCYSHARES AUSTRAL AUSTRALIAN DOL |
| FXB | INVESCO CURRENCYSHARES BRIT PO BRIT POUN STRL |

| | |
|---|---|
| FXC | INVESCO CURRENCYSHARES CDN DLR CDN DLR SHS |
| FXD | FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE |
| FXE | INVESCO CURRENCYSHARES EURO TR EURO SHS |
| FXF | INVESCO CURRENCYSHARES SWISS F SWISS FRANC |
| FXG | FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE |
| FXH | FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH |
| FXI | ISHARES TR CHINA LG-CAP ETF |
| FXL | FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX |
| FXN | FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX |
| FXNC | FIRST NATL CORP COM |
| FXO | FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX |
| FXP | PROSHARES TR ULTSHT FT CH 50 |
| FXR | FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR |
| FXU | FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH |
| FXY | INVESCO CURRENCYSHARES JAPANES JAPANESE YEN |
| FXZ | FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH |
| FYBR | FRONTIER COMMUNICATIONS PARENT COM |
| FYC | FIRST TR EXCHANGE-TRADED ALPHA SML CP GRW ALP |
| FYT | FIRST TR EXCHANGE-TRADED ALPHA SML CAP VAL ALPH |
| FYX | FIRST TR SML CP CORE ALPHA FD COM SHS |
| FZT | FAST ACQUISITION CORP II CL A |
| FZT+ | FAST ACQUISITION CORP II WT EXP 031626 |
| FZT= | FAST ACQUISITION CORP II UNIT EX 031626 |
| G | GENPACT LIMITED SHS |
| GAB | GABELLI EQUITY TR INC COM |
| GAB-G | GABELLI EQUITY TR INC PFD-G |
| GAB-H | GABELLI EQUITY TR INC PFD SER H 5.00% |
| GAB-J | GABELLI EQUITY TR INC PFD CUM SER J |
| GAB-K | GABELLI EQUITY TR INC 5% CUM PFD SR K |
| GABC | GERMAN AMERN BANCORP INC COM |
| GAB^ | GABELLI EQUITY TR INC RT |
| GACQU | GLOBAL CONSUMER ACQUISITN CORP UNIT EX 052126 |
| GAIA | GAIA INC NEW CL A |
| GAIN | GLADSTONE INVT CORP COM |

| | |
|---|---|
| GAINL | GLADSTONE INVT CORP 6.375% PFD SER E |
| GAINN | GLADSTONE INVT CORP CAL NT 26 |
| GAL | SSGA ACTIVE ETF TR GLOBL ALLO ETF |
| GALT | GALECTIN THERAPEUTICS INC COM NEW |
| GAM | GENERAL AMERN INVS CO INC COM |
| GAM-B | GENERAL AMERN INVS CO INC PFD B 5.95% |
| GAMC | GOLDEN ARROW MERGER CORP CLASS A COM |
| GAMCU | GOLDEN ARROW MERGER CORP UNIT EX 073126 |
| GAMCW | GOLDEN ARROW MERGER CORP WT EXP 073126 |
| GAME | ENGINE MEDIA HLDGS INC COM |
| GAMR | ETF MANAGERS TR WEDBUSH VID GAME |
| GAN | GAN LTD SHS |
| GANX | GAIN THERAPEUTICS INC COM |
| GAPA | G&P ACQUISITION CORP COM CL A |
| GAPA+ | G&P ACQUISITION CORP WT EXP 022828 |
| GAPA= | G&P ACQUISITION CORP UNIT EX 022828 |
| GASS | STEALTHGAS INC SHS |
| GATO | GATOS SILVER INC COM |
| GATX | GATX CORP COM |
| GAU | GALIANO GOLD INC COM |
| GAZ | BARCLAYS BK PLC IPATHBBGNATGAS37 |
| GB | GLOBAL BLUE GROUP HOLDING AG ORD SHS |
| GB+ | GLOBAL BLUE GROUP HOLDING AG WT EXP 082825 |
| GBAB | GUGGENHEIM TAXABLE MUNICP BOND COM |
| GBCI | GLACIER BANCORP INC NEW COM |
| GBDC | GOLUB CAP BDC INC COM |
| GBDV | GLOBAL BETA ETF TR SMART INCOME |
| GBF | ISHARES TR GOV/CRED BD ETF |
| GBGR | GLOBAL BETA ETF TR RISING STARS |
| GBIL | GOLDMAN SACHS ETF TR ACCES TREASURY |
| GBIO | GENERATION BIO CO COM |
| GBL | GAMCO INVS INC CL A COM |
| GBLD | INVESCO EXCH TRADED FD TR II MSCI GREEN BUIL |
| GBLI | GLOBAL INDEMNITY GROUP LLC COM CL A |

| | |
|---|---|
| GBLIL | GLOBAL INDEMNITY GROUP LLC 7.875% SUB NT 47 |
| GBLO | GLOBAL BETA ETF TR LOW BETA ETF |
| GBNH | GREENBROOK TMS INC COM NEW |
| GBNY | GENERATIONS BANCORP NY INC COM |
| GBOX | GREENBOX POS COM NEW |
| GBR | NEW CONCEPT ENERGY INC COM |
| GBRG | GOLDENBRIDGE ACQUISITION LTD SHS |
| GBRGR | GOLDENBRIDGE ACQUISITION LTD RT |
| GBRGU | GOLDENBRIDGE ACQUISITION LTD UNIT EX 030226 |
| GBRGW | GOLDENBRIDGE ACQUISITION LTD WT EXP 102825 |
| GBS | GBS INC COM |
| GBT | GLOBAL BLOOD THERAPEUTICS INC COM |
| GBUG | BARCLAYS BANK PLC PACER IPATH GLD |
| GBX | GREENBRIER COS INC COM |
| GCAC | GROWTH CAP ACQUISITION CORP CL A |
| GCACU | GROWTH CAP ACQUISITION CORP UNIT EX 060127 |
| GCACW | GROWTH CAP ACQUISITION CORP WT EXP 060127 |
| GCBC | GREENE CNTY BANCORP INC COM |
| GCC | WISDOMTREE TR ENHNCD CMMDTY ST |
| GCI | GANNETT CO INC COM |
| GCMG | GCM GROSVENOR INC COM CL A |
| GCMGW | GCM GROSVENOR INC WT EXP 111725 |
| GCO | GENESCO INC COM |
| GCOR | GOLDMAN SACHS ETF TR ACCESS US AGRAT |
| GCP | GCP APPLIED TECHNOLOGIES INC COM |
| GCV | GABELLI CONV & INC SECS FD INC COM |
| GD | GENERAL DYNAMICS CORP COM |
| GDDY | GODADDY INC CL A |
| GDEN | GOLDEN ENTMT INC COM |
| GDL | GDL FD COM SH BEN IT |
| GDL-C | GDL FD 4% CUM PFD SER C |
| GDMA | ALPHA ARCHITECT ETF TR GADSDN DYN MLT |
| GDO | WESTERN ASSET GLOBAL CORP DEFI COM |
| GDOT | GREEN DOT CORP CL A |

| | |
|---|---|
| GDP | GOODRICH PETE CORP COM PAR |
| GDRX | GOODRX HLDGS INC COM CL A |
| GDS | GDS HLDGS LTD SPONSORED ADS |
| GDV | GABELLI DIVID & INCOME TR COM |
| GDV-G | GABELLI DIVID & INCOME TR 5.25% SR G CUM |
| GDV-H | GABELLI DIVID & INCOME TR 5.375 SR H CUM P |
| GDX | VANECK VECTORS ETF TR GOLD MINERS ETF |
| GDXD | BANK OF MONTREAL MICRSCTR GLD 3X |
| GDXJ | VANECK VECTORS ETF TR JR GOLD MINERS E |
| GDXU | BANK OF MONTREAL MICROSCTR 3X LEV |
| GDYN | GRID DYNAMICS HLDGS INC CL A |
| GDYNW | GRID DYNAMICS HLDGS INC WT EXP 030525 |
| GE | GENERAL ELECTRIC CO COM |
| GECC | GREAT ELM CAP CORP COM |
| GECCL | GREAT ELM CAP CORP 6.5% NT DUE 2022 |
| GECCM | GREAT ELM CAP CORP 6.75% NT 25 |
| GECCN | GREAT ELM CAP CORP CAL NT 24 |
| GECCO | GREAT ELM CAP CORP CAL NT 26 |
| GEF | GREIF INC CL A |
| GEF.B | GREIF INC CL B |
| GEG | GREAT ELM GROUP INC COM NEW |
| GEL | GENESIS ENERGY L P UNIT LTD PARTN |
| GEM | GOLDMAN SACHS ETF TR ACTIVEBETA EME |
| GENC | GENCOR INDS INC COM |
| GENE | GENETIC TECHNOLOGIES LTD NEW SPONSRD ADR |
| GENI | GENIUS SPORTS LIMITED SHARES CL A |
| GENI+ | GENIUS SPORTS LIMITED WT EXP 043026 |
| GENY | PRINCIPAL EXCHANGE-TRADED FDS PRCPL MIL INDX |
| GEO | GEO GROUP INC NEW COM |
| GEOS | GEOSPACE TECHNOLOGIES CORP COM |
| GER | GOLDMAN SACHS MLP ENERGY RENAI COM |
| GERM | ETF MANAGERS TR TREATMENTS TSTNG |
| GERN | GERON CORP COM |
| GES | GUESS INC COM |

| | |
|---|---|
| GEVO | GEVO INC COM PAR |
| GF | NEW GERMANY FD INC COM |
| GFED | GUARANTY FED BANCSHARES INC COM |
| GFF | GRIFFON CORP COM |
| GFI | GOLD FIELDS LTD SPONSORED ADR |
| GFL | GFL ENVIRONMENTAL INC SUB VTG SHS |
| GFLU | GFL ENVIRONMENTAL INC UNIT 03/15/23 |
| GFOR= | GRAF ACQUISITION CORP IV UNIT 053128 |
| GFX | GOLDEN FALCON ACQUISITION CORP CL A |
| GFX+ | GOLDEN FALCON ACQUISITION CORP WT EXP 110426 |
| GFX= | GOLDEN FALCON ACQUISITION CORP UNIT |
| GGAL | GRUPO FINANCIERO GALICIA S.A. SPONSORED ADR |
| GGB | GERDAU SA SPON ADR REP PFD |
| GGG | GRACO INC COM |
| GGM | GUGGENHEIM CR ALLOCATION FD COM |
| GGMC | GLENFARNE MERGER CORP CLASS A COM |
| GGMCU | GLENFARNE MERGER CORP UNIT EX 031726 |
| GGMCW | GLENFARNE MERGER CORP WT EXP 031726 |
| GGN | GAMCO GLOBAL GOLD NAT RES & COM SH BEN INT |
| GGN-B | GAMCO GLOBAL GOLD NAT RES & PFD SER B 5.00% |
| GGO | GABELLI GO ANYWHERE TR COM |
| GGO-A | GABELLI GO ANYWHERE TR CUM PUTT PFD A |
| GGPI | GORES GUGGENHEIM INC CLASS A COM |
| GGPIU | GORES GUGGENHEIM INC UNIT EX 032528 |
| GGPIW | GORES GUGGENHEIM INC WT EXP 032528 |
| GGRW | GABELLI ETFS TRUST GROWTH INNOVATOR |
| GGT | GABELLI MULTIMEDIA TR INC COM |
| GGT-E | GABELLI MULTIMEDIA TR INC 5.125% PFD SER E |
| GGT-G | GABELLI MULTIMEDIA TR INC 5.125% SER G PFD |
| GGZ | GABELLI GLOBAL SMALL & MID CAP COM |
| GGZ-A | GABELLI GLOBAL SMALL & MID CAP PFD CUM SER A |
| GH | GUARDANT HEALTH INC COM |
| GHAC | GAMING & HOSPITALITY ACQU CORP COM CL A |
| GHACU | GAMING & HOSPITALITY ACQU CORP UNIT EX 020428 |

| | |
|---|---|
| GHACW | GAMING & HOSPITALITY ACQU CORP WT EXP 020428 |
| GHC | GRAHAM HLDGS CO COM CL B |
| GHG | GREENTREE HOSPITALITY GROUP SPONSORED ADS |
| GHL | GREENHILL & CO INC COM |
| GHLD | GUILD HLDGS CO CL A |
| GHM | GRAHAM CORP COM |
| GHRS | GH RESEARCH PLC ORDINARY SHARES |
| GHSI | GUARDION HEALTH SCIENCES INC COM |
| GHVI | GORES HOLDINGS VI INC COM CL A |
| GHVIU | GORES HOLDINGS VI INC UNIT EXP 082427 |
| GHVIW | GORES HOLDINGS VI INC WT EXP 082427 |
| GHY | PGIM GLOBAL HIGH YIELD FD FORM COM |
| GHYB | GOLDMAN SACHS ETF TR ACCESS HIG YLD |
| GIB | CGI INC CL A SUB VTG |
| GIC | GLOBAL INDUSTRIAL COMPANY COM |
| GIFI | GULF IS FABRICATION INC COM |
| GIG | GIGCAPITAL4 INC COM |
| GIGB | GOLDMAN SACHS ETF TR ACCESS INVT GR |
| GIGE | TIDAL ETF TR SOFI GIG ETF |
| GIGGU | GIGCAPITAL4 INC UNIT |
| GIGGW | GIGCAPITAL4 INC WT EXP 020826 |
| GIGM | GIGAMEDIA LTD SHS NEW |
| GII | SPDR INDEX SHS FDS S&P GBLINF ETF |
| GIII | G III APPAREL GROUP LTD COM |
| GIIX | GORES HLDGS VIII INC CL A |
| GIIXU | GORES HLDGS VIII INC UNIT EX 020128 |
| GIIXW | GORES HLDGS VIII INC WT EXP 030128 |
| GIL | GILDAN ACTIVEWEAR INC COM |
| GILD | GILEAD SCIENCES INC COM |
| GILT | GILAT SATELLITE NETWORKS LTD SHS NEW |
| GIM | TEMPLETON GLOBAL INCOME FD COM |
| GINN | GOLDMAN SACHS ETF TR INNOVAT EQ ETF |
| GIS | GENERAL MLS INC COM |
| GIWWU | GIGINTERNATIONAL1 INC UNIT EX 051926 |

| | |
|---|---|
| GJH | STRATS TR UTD STS CELLULAR COR STRATS 6.375 |
| GJO | STRATS TR FOR WAL-MART STORES STRT CTF 05-4 |
| GJP | STRATS TR FOR DOMINION RES INC STRT CTF 05-6 |
| GJR | STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1 |
| GJS | STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33 |
| GJT | STRATS TR ALLSTATE CORP 06-3 ASSET BKD |
| GKOS | GLAUKOS CORP COM |
| GL | GLOBE LIFE INC COM |
| GL-C | GLOBE LIFE INC JR SUB DEB 56 |
| GL-D | GLOBE LIFE INC JR SUB DEB 61 |
| GLAD | GLADSTONE CAPITAL CORP COM |
| GLADL | GLADSTONE CAPITAL CORP 5.375% NT 2024 |
| GLAQ | GLOBIS ACQUISITION CORP COM |
| GLAQU | GLOBIS ACQUISITION CORP UNIT EXP 110125 |
| GLAQW | GLOBIS ACQUISITION CORP WT EXP 110125 |
| GLBE | GLOBAL E ONLINE LTD SHS |
| GLBL | CARTESIAN GROWTH CORP CL A SHS |
| GLBLU | CARTESIAN GROWTH CORP UNIT EX 022628 |
| GLBLW | CARTESIAN GROWTH CORP WT EXP 022628 |
| GLBS | GLOBUS MARITIME LIMITED NEW COM NEW |
| GLBZ | GLEN BURNIE BANCORP COM |
| GLCN | VANECK VECTORS ETF TR CHINA GRWTH LEAD |
| GLD | SPDR GOLD TR GOLD SHS |
| GLDD | GREAT LAKES DREDGE & DOCK CORP COM |
| GLDG | GOLDMINING INC COM |
| GLDI | CREDIT SUISSE AG NASSAU BRH X LINK GOLD SHS |
| GLDM | WORLD GOLD TR SPDR GLD MINIS |
| GLEO | GALILEO ACQUISITION CORP SHS |
| GLEO+ | GALILEO ACQUISITION CORP WT EXP 103126 |
| GLEO= | GALILEO ACQUISITION CORP UNIT |
| GLG | TD HLDGS INC COM |
| GLHA | GLASS HOUSES ACQUISITION CORP CLASS A COM |
| GLHAU | GLASS HOUSES ACQUISITION CORP UNIT EX 032528 |
| GLHAW | GLASS HOUSES ACQUISITION CORP WT EXP 032528 |

| | |
|---|---|
| GLIF | AGF INVTS TR AGFIQ GBL INFR |
| GLIN | VANECK VECTORS ETF TR INDIA GRWTH LDR |
| GLL | PROSHARES TR II ULTRASHRT NEW |
| GLMD | GALMED PHARMACEUTICALS LTD SHS |
| GLNG | GOLAR LNG LTD SHS |
| GLO | CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT |
| GLOB | GLOBANT S A COM |
| GLOG-A | GASLOG LTD PFD SHS SER A |
| GLOP | GASLOG PARTNERS LP UNIT LTD PTNRP |
| GLOP-A | GASLOG PARTNERS LP PFD UNIT SER A |
| GLOP-B | GASLOG PARTNERS LP 8.20% PFD UNIT B |
| GLOP-C | GASLOG PARTNERS LP 8.5 CUM PFD UT C |
| GLP | GLOBAL PARTNERS LP COM UNITS |
| GLP-A | GLOBAL PARTNERS LP 9.75 PFD UT SR A |
| GLP-B | GLOBAL PARTNERS LP 9.50 RED PFD B |
| GLPG | GALAPAGOS NV SPON ADR |
| GLPI | GAMING & LEISURE PPTYS INC COM |
| GLQ | CLOUGH GLOBAL EQUITY FD COM |
| GLRE | GREENLIGHT CAPITAL RE LTD CLASS A |
| GLRY | NORTHERN LTS FD TR IV INSPIRE FAITH MD |
| GLSI | GREENWICH LIFESCIENCES INC COM |
| GLSPT | GLOBAL SPAC PARTNERS CO SUBUNIT |
| GLSPU | GLOBAL SPAC PARTNERS CO UNIT EX 031226 |
| GLSPW | GLOBAL SPAC PARTNERS CO WT EXP 113027 |
| GLT | GLATFELTER CORPORATION COM |
| GLTO | GALECTO INC COM |
| GLTR | ABERDEEN STD PRECIOUS METALS B PHYSCL PM BASKET |
| GLU | GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT |
| GLU-A | GABELLI GLOBL UTIL & INCOME TR PFD A PUTT CAL |
| GLU-B | GABELLI GLOBL UTIL & INCOME TR 7% CUM SER B |
| GLUE | MONTE ROSA THERAPEUTICS INC COM |
| GLV | CLOUGH GLOBAL DIVID & INCOME F COM |
| GLW | CORNING INC COM |
| GLYC | GLYCOMIMETICS INC COM |

| | |
|---|---|
| GM | GENERAL MTRS CO COM |
| GMAB | GENMAB A/S SPONSORED ADS |
| GMBL | ESPORTS ENTMT GROUP INC COM |
| GMBLW | ESPORTS ENTMT GROUP INC WT EXP 033125 |
| GMBT | QUEENS GAMBIT GROWTH CAPITAL CL A SHS |
| GMBTU | QUEENS GAMBIT GROWTH CAPITAL UNIT EX 011926 |
| GMBTW | QUEENS GAMBIT GROWTH CAPITAL WT EXP 011926 |
| GMDA | GAMIDA CELL LTD SHS |
| GME | GAMESTOP CORP NEW CL A |
| GMED | GLOBUS MED INC CL A |
| GMF | SPDR INDEX SHS FDS ASIA PACIF ETF |
| GMII | GORES METROPOULOS II INC CL A |
| GMIIU | GORES METROPOULOS II INC UNIT EX 013128 |
| GMIIW | GORES METROPOULOS II INC WT EXP 013128 |
| GMRE | GLOBAL MED REIT INC COM NEW |
| GMRE-A | GLOBAL MED REIT INC 7.50% CUM PFD A |
| GMS | GMS INC COM |
| GMTX | GEMINI THERAPEUTICS INC COM |
| GMVD | G MED INNOVATIONS HLDGS LTD SHS NEW |
| GMVDW | G MED INNOVATIONS HLDGS LTD WT EXP 063025 |
| GNAC | GROUP NINE ACQUISITION CORP COM CL A |
| GNACU | GROUP NINE ACQUISITION CORP UNIT EX 011526 |
| GNACW | GROUP NINE ACQUISITION CORP WT EXP 011526 |
| GNAF | BANK OF MONTREAL INVERSE ETN |
| GNCA | GENOCEA BIOSCIENCES INC COM NEW |
| GNE | GENIE ENERGY LTD CL B |
| GNE-A | GENIE ENERGY LTD PFD-2012-A |
| GNFT | GENFIT S A ADS |
| GNK | GENCO SHIPPING & TRADING LTD SHS |
| GNL | GLOBAL NET LEASE INC COM NEW |
| GNL-A | GLOBAL NET LEASE INC 7.25% CUM PFD A |
| GNL-B | GLOBAL NET LEASE INC 6.875% CUM PFD B |
| GNLN | GREENLANE HLDGS INC CL A |
| GNMA | ISHARES TR GNMA BOND ETF |

| | |
|---|---|
| GNOG | GOLDEN NUGGET ONLINE GAMIN COM CL A |
| GNOM | GLOBAL X FDS GENOMIC BIOTECH |
| GNPK | GENESIS PK ACQUISITION CORP SHS CL A |
| GNPK+ | GENESIS PK ACQUISITION CORP WT EXP 052727 |
| GNPK= | GENESIS PK ACQUISITION CORP UNIT EX |
| GNPX | GENPREX INC COM |
| GNR | SPDR INDEX SHS FDS GLB NAT RESRCE |
| GNRC | GENERAC HLDGS INC COM |
| GNSS | GENASYS INC COM |
| GNT | GAMCO NAT RES GOLD & INCOME TR SH BEN INT |
| GNT-A | GAMCO NAT RES GOLD & INCOME TR 5.20% PFD SER A |
| GNTX | GENTEX CORP COM |
| GNTY | GUARANTY BANCSHARES INC TEX COM |
| GNUS | GENIUS BRANDS INTL INC COM |
| GNW | GENWORTH FINL INC COM CL A |
| GO | GROCERY OUTLET HLDG CORP COM |
| GOAC | GO ACQUISITION CORP COM |
| GOAC+ | GO ACQUISITION CORP WT EXP 083127 |
| GOAC= | GO ACQUISITION CORP UNIT EX 083127 |
| GOAU | ETF SER SOLUTIONS US GBL GLD PRE |
| GOCO | GOHEALTH INC COM CL A |
| GOED | 1847 GOEDEKER INC COM |
| GOED+ | 1847 GOEDEKER INC WT EXP |
| GOEV | CANOO INC COM CL A |
| GOEVW | CANOO INC WT EXP 122125 |
| GOEX | GLOBAL X FDS GLOBAL X GOLD EX |
| GOF | GUGGENHEIM STRATEGIC OPPORTUN COM SBI |
| GOGL | GOLDEN OCEAN GROUP LTD SHS NEW |
| GOGO | GOGO INC COM |
| GOL | GOL LINHAS AEREAS INTELIGENTES SPON ADR PFD NEW |
| GOLD | BARRICK GOLD CORP COM |
| GOLF | ACUSHNET HLDGS CORP COM |
| GOOD | GLADSTONE COMMERCIAL CORP COM |
| GOODM | GLADSTONE COMMERCIAL CORP PFD SER D |

| | |
|---|---|
| GOODN | GLADSTONE COMMERCIAL CORP 6.625 SR E PFD |
| GOODO | GLADSTONE COMMERCIAL CORP 6% CUM PFD G |
| GOOG | ALPHABET INC CAP STK CL C |
| GOOGL | ALPHABET INC CAP STK CL A |
| GOOS | CANADA GOOSE HLDGS INC SHS SUB VTG |
| GORO | GOLD RESOURCE CORP COM |
| GOSS | GOSSAMER BIO INC COM |
| GOTU | GAOTU TECHEDU INC SPONSORED ADS |
| GOVX | GEOVAX LABS INC COM |
| GOVXW | GEOVAX LABS INC WT EXP 092925 |
| GP | GREENPOWER MTR CO INC COM NEW |
| GPAC | GLOBAL PARTNER ACQISTN CORP II CL A SHS |
| GPACU | GLOBAL PARTNER ACQISTN CORP II UNIT EX 010626 |
| GPACW | GLOBAL PARTNER ACQISTN CORP II WT EXP 011428 |
| GPC | GENUINE PARTS CO COM |
| GPCOU | GOLDEN PATH ACQUISITION CORP UNIT EX 013128 |
| GPI | GROUP 1 AUTOMOTIVE INC COM |
| GPJA | GEORGIA PWR CO 5% JR SUB NT 77 |
| GPK | GRAPHIC PACKAGING HLDG CO COM |
| GPL | GREAT PANTHER MNG LTD COM |
| GPM | GUGGENHEIM ENHANCED EQT INCM COM |
| GPMT | GRANITE PT MTG TR INC COM STK |
| GPN | GLOBAL PMTS INC COM |
| GPOR | GULFPORT ENERGY CORP COMMON SHARES |
| GPP | GREEN PLAINS PARTNERS LP COM REP PTR IN |
| GPRE | GREEN PLAINS INC COM |
| GPRK | GEOPARK LTD USD SHS |
| GPRO | GOPRO INC CL A |
| GPS | GAP INC COM |
| GPX | GP STRATEGIES CORP COM |
| GQRE | FLEXSHARES TR GLB QLT R/E IDX |
| GRA | GRACE W R & CO DEL NEW COM |
| GRAY | GRAYBUG VISION INC COM SHS |
| GRBK | GREEN BRICK PARTNERS INC COM |

| | |
|---|---|
| GRC | GORMAN RUPP CO COM |
| GRCL | GRACELL BIOTECHNOLOGIES INC SPONSORED ADS |
| GRCY | GREENCITY ACQUISITION CORP COM |
| GRCYU | GREENCITY ACQUISITION CORP UNIT EXP 043026 |
| GRCYW | GREENCITY ACQUISITION CORP WT EXP 042827 |
| GREK | GLOBAL X FDS MSCI GREECE ETF |
| GRES | INDEXIQ ETF TR IQ GLB RES ETF |
| GRF | EAGLE CAP GROWTH FD INC COM |
| GRFS | GRIFOLS S A SP ADR REP B NVT |
| GRID | FIRST TR EXCHANGE TRADED FD II NASDQ CLN EDGE |
| GRIL | MUSCLE MAKER INC COM |
| GRIN | GRINDROD SHIPPING HOLDINGS LTD SHS |
| GRMN | GARMIN LTD SHS |
| GRN | BARCLAYS BK PLC ETN 49 |
| GRNB | VANECK VECTORS ETF TR GREEN BD ETF |
| GRNQ | GREENPRO CAP CORP COM |
| GRNV | GREENVISION ACQUISITION CORP COM |
| GRNVR | GREENVISION ACQUISITION CORP RT |
| GRNVU | GREENVISION ACQUISITION CORP UNIT EX 102824 |
| GRNVW | GREENVISION ACQUISITION CORP WT EXP 102824 |
| GROM | GROM SOCIAL ENTERPRISES INC COM NEW |
| GROMW | GROM SOCIAL ENTERPRISES INC WT EXP 061726 |
| GROW | U S GLOBAL INVS INC CL A |
| GROY | GOLD ROYALTY CORP COMMON SHARES |
| GROY+ | GOLD ROYALTY CORP WT EXP |
| GRP= | GRANITE REAL ESTATE INVT TR STAPLED UNIT |
| GRPH | GRAPHITE BIO INC COM |
| GRPN | GROUPON INC COM NEW |
| GRSV | GORES HLDGS V INC COM CL A |
| GRSVU | GORES HLDGS V INC UNIT EX |
| GRSVW | GORES HLDGS V INC WT EXP 080525 |
| GRTS | GRITSTONE BIO INC COM |
| GRTX | GALERA THERAPEUTICS INC COM |
| GRU | SWEDISH EXPT CR CORP NT LKD 23 |

| | |
|---|---|
| GRUB | JUST EAT TAKEAWAY COM N V SPONSORED ADS |
| GRVI | GROVE INC COM |
| GRVY | GRAVITY CO LTD SPONSORED ADS NE |
| GRWG | GROWGENERATION CORP COM |
| GRX | GABELLI HLTHCARE & WELLNESS TR SHS |
| GS | GOLDMAN SACHS GROUP INC COM |
| GS-A | GOLDMAN SACHS GROUP INC PFD A 1/1000 |
| GS-C | GOLDMAN SACHS GROUP INC PFD 1/1000 C |
| GS-D | GOLDMAN SACHS GROUP INC SHS D 1/1000 |
| GS-J | GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J |
| GS-K | GOLDMAN SACHS GROUP INC DEP 1/1000 SER K |
| GSAH | GS ACQUISITION HLDGS CORP II COM CL A |
| GSAH+ | GS ACQUISITION HLDGS CORP II WT EXP 063027 |
| GSAH= | GS ACQUISITION HLDGS CORP II UNIT |
| GSAQ | GLOBAL SYNERGY ACQUISIT CORP CL A SHS |
| GSAQU | GLOBAL SYNERGY ACQUISIT CORP UNIT EX 010124 |
| GSAQW | GLOBAL SYNERGY ACQUISIT CORP WT EX |
| GSAT | GLOBALSTAR INC COM |
| GSBC | GREAT SOUTHN BANCORP INC COM |
| GSBD | GOLDMAN SACHS BDC INC SHS |
| GSEU | GOLDMAN SACHS ETF TR ACTIVEBETA EUR |
| GSEV | GORES HOLDINGS VII INC COM CL A |
| GSEVU | GORES HOLDINGS VII INC UNIT EX 021228 |
| GSEVW | GORES HOLDINGS VII INC WT EXP 022528 |
| GSG | ISHARES S&P GSCI COMMODITY- IN UNIT BEN INT |
| GSHD | GOOSEHEAD INS INC COM CL A |
| GSIE | GOLDMAN SACHS ETF TR ACTIVEBETA INT |
| GSIG | GOLDMAN SACHS ETF TR ACES INVSTMNT GR |
| GSIT | GSI TECHNOLOGY INC COM |
| GSJY | GOLDMAN SACHS ETF TR ACTIVEBETA JAP |
| GSK | GLAXOSMITHKLINE PLC SPONSORED ADR |
| GSKY | GREENSKY INC CL A |
| GSL | GLOBAL SHIP LEASE INC NEW COM CL A |
| GSL-B | GLOBAL SHIP LEASE INC NEW DEP SH SER-B |

| | |
|---|---|
| GSLC | GOLDMAN SACHS ETF TR ACTIVEBETA US LG |
| GSLD | GLOBAL SHIP LEASE INC NEW FXD NT24 |
| GSM | FERROGLOBE PLC SHS |
| GSMG | TKK SYMPHONY ACQUISITION CORP SHS |
| GSMGW | GLRY STR NW MDIA GRUP HLDG LTD WT EXP 021325 |
| GSP | BARCLAYS BANK PLC IPSPGS TTL ETN |
| GSPY | TIDAL ETF TR GOTHAM ENHNCD |
| GSQB= | G SQUARED ASCEND II INC UNIT |
| GSQD | G SQUARED ASCEND I INC SHS CL A |
| GSQD+ | G SQUARED ASCEND I INC WT EXP 020126 |
| GSQD= | G SQUARED ASCEND I INC UNIT |
| GSS | GOLDEN STAR RES LTD CDA COM |
| GSSC | GOLDMAN SACHS ETF TR ACTIVEBETA US |
| GSV | GOLD STD VENTURES CORP COM |
| GSY | INVESCO ACTIVELY MANAGED ETF ULTRA SHRT DUR |
| GT | GOODYEAR TIRE & RUBR CO COM |
| GTBP | GT BIOPHARMA INC COM NEW |
| GTE | GRAN TIERRA ENERGY INC COM |
| GTEC | GREENLAND TECHNOLOGIES HLDG SHS NEW |
| GTES | GATES INDUSTRIAL CORPRATIN PLC ORD SHS |
| GTH | GENETRON HLDGS LTD ADS |
| GTHX | G1 THERAPEUTICS INC COM |
| GTIM | GOOD TIMES RESTAURANTS INC COM NEW |
| GTLS | CHART INDS INC COM |
| GTN | GRAY TELEVISION INC COM |
| GTN.A | GRAY TELEVISION INC CL A |
| GTO | INVESCO ACTIVELY MANAGED ETF TOTAL RETURN |
| GTPA | GORES TECHNOLOGY PARTNERS INC CLASS A COM |
| GTPAU | GORES TECHNOLOGY PARTNERS INC UNIT EX 031628 |
| GTPAW | GORES TECHNOLOGY PARTNERS INC WT EXP 031628 |
| GTPB | GORES TECHNOLOGY PARTNERS II CLASS A COM |
| GTPBU | GORES TECHNOLOGY PARTNERS II UNIT EX 031628 |
| GTPBW | GORES TECHNOLOGY PARTNERS II WT EXP 031628 |
| GTS | TRIPLE-S MGMT CORP COM |

| | |
|---|---|
| GTT | GTT COMMUNICATIONS INC COM |
| GTX | GARRETT MOTION INC COM |
| GTY | GETTY RLTY CORP NEW COM |
| GTYH | GTY TECHNOLOGY HOLDINGS INC COM |
| GUNR | FLEXSHARES TR MORNSTAR UPSTR |
| GURE | GULF RES INC COM |
| GURU | GLOBAL X FDS GLB X GURU INDEX |
| GUSH | DIREXION SHS ETF TR OIL GAS BL 2X SH |
| GUT | GABELLI UTIL TR COM |
| GUT-A | GABELLI UTIL TR PFD A 5.625% |
| GUT-C | GABELLI UTIL TR PFD CUM SER C |
| GVA | GRANITE CONSTR INC COM |
| GVIP | GOLDMAN SACHS ETF TR HEDGE IND ETF |
| GVP | GSE SYS INC COM |
| GWAC | GOOD WORKS ACQUISITION CORP COM |
| GWACW | GOOD WORKS ACQUISITION CORP WT EXP 102225 |
| GWB | GREAT WESTERN BANCORP INC COM |
| GWGH | GWG HLDGS INC COM |
| GWRE | GUIDEWIRE SOFTWARE INC COM |
| GWRS | GLOBAL WTR RES INC COM |
| GWW | GRAINGER W W INC COM |
| GWX | SPDR INDEX SHS FDS S&P INTL SMLCP |
| GXC | SPDR INDEX SHS FDS S&P CHINA ETF |
| GXF | GLOBAL X FDS FTSE NORDIC REG |
| GXG | GLOBAL X FDS GLBX MSCI COLUM |
| GXGX | GX ACQUISITION CORP COM CL A |
| GXGXU | GX ACQUISITION CORP UNIT EX 052426 |
| GXGXW | GX ACQUISITION CORP WT EXP 052426 |
| GXII | GX ACQUISITION CORP II CLASS A COM |
| GXIIU | GX ACQUISITION CORP II UNIT EX 031726 |
| GXIIW | GX ACQUISITION CORP II WT EXP 031726 |
| GXTG | GLOBAL X FDS THMATC GWT ETF |
| GYLD | ARROW ETF TR ARROW DJ GLB YLD |
| GYRO | GYRODYNE LLC COM |

| | |
|---|---|
| H | HYATT HOTELS CORP COM CL A |
| HA | HAWAIIAN HOLDINGS INC COM |
| HAAC | HEALTH ASSURN ACQUISITION CORP COM CL A |
| HAACU | HEALTH ASSURN ACQUISITION CORP UNIT EX |
| HAACW | HEALTH ASSURN ACQUISITION CORP WT EXP 111225 |
| HACK | ETF MANAGERS TR PRIME CYBR SCRTY |
| HAE | HAEMONETICS CORP MASS COM |
| HAFC | HANMI FINL CORP COM NEW |
| HAIL | SPDR SER TR S&P KENSHO SMART |
| HAIN | HAIN CELESTIAL GROUP INC COM |
| HAL | HALLIBURTON CO COM |
| HALL | HALLMARK FINL SVCS INC COM NEW |
| HALO | HALOZYME THERAPEUTICS INC COM |
| HAP | VANECK VECTORS ETF TR NAT RES ETF |
| HAPP | HAPPINESS BIOTECH GROUP LTD SHS |
| HARP | HARPOON THERAPEUTICS INC COM |
| HART | INDEXIQ ETF TR HEALTHY HEARTS |
| HAS | HASBRO INC COM |
| HASI | HANNON ARMSTRONG SUST INFR CAP COM |
| HAUZ | DBX ETF TR XTRACK INTL REAL |
| HAWX | ISHARES TR MSCI ACWI EXUS |
| HAYN | HAYNES INTERNATIONAL INC COM NEW |
| HAYW | HAYWARD HLDGS INC COM |
| HBAN | HUNTINGTON BANCSHARES INC COM |
| HBANM | HUNTINGTON BANCSHARES INC 5.7% DP SH PFD I |
| HBANN | HUNTINGTON BANCSHARES INC DSHS 1/40 PFD |
| HBANO | HUNTINGTON BANCSHARES INC DEP SHS PFD D |
| HBANP | HUNTINGTON BANCSHARES INC 4.500% DEP PFD H |
| HBB | HAMILTON BEACH BRANDS HLDG CO COM CL A |
| HBCP | HOME BANCORP INC COM |
| HBI | HANESBRANDS INC COM |
| HBIO | HARVARD BIOSCIENCE INC COM |
| HBM | HUDBAY MINERALS INC COM |
| HBMD | HOWARD BANCORP INC COM |

| | |
|---|---|
| HBNC | HORIZON BANCORP INC COM |
| HBP | HUTTIG BLDG PRODS INC COM |
| HBT | HBT FINL INC. COM |
| HCA | HCA HEALTHCARE INC COM |
| HCAPZ | HARVEST CAP CR CORP 6.125% NT 2022 |
| HCAQ | HEALTHCOR CATALIO ACQU CORP CL A SHS |
| HCAR | HEALTHCARE SERVICES ACQU CORP COM CL A |
| HCARU | HEALTHCARE SERVICES ACQU CORP UNIT EXP 111823 |
| HCARW | HEALTHCARE SERVICES ACQU CORP WT EX |
| HCAT | HEALTH CATALYST INC COM |
| HCC | WARRIOR MET COAL INC COM |
| HCCC | HEALTHCARE CAPITAL CORP COM CL A |
| HCCCU | HEALTHCARE CAPITAL CORP UNIT EX 123125 |
| HCCCW | HEALTHCARE CAPITAL CORP WT EXP 123125 |
| HCCI | HERITAGE CRYSTAL CLEAN INC COM |
| HCDI | HARBOR CUSTOM DEVELOPMENT INC COM |
| HCDIP | HARBOR CUSTOM DEVELOPMENT INC 8% CONV PFD SR A |
| HCDIW | HARBOR CUSTOM DEVELOPMENT INC WT EXP 050926 |
| HCHC | HC2 HLDGS INC COM |
| HCI | HCI GROUP INC COM |
| HCIC | HENNESSY CAPITAL INVS CORP V COM CL A |
| HCICU | HENNESSY CAPITAL INVS CORP V UNIT EX 011525 |
| HCICW | HENNESSY CAPITAL INVS CORP V WT EXP 012028 |
| HCII | HUDSON EXECUTIVE INVS CORP II COM CL A |
| HCIIU | HUDSON EXECUTIVE INVS CORP II UNIT EX 013127 |
| HCIIW | HUDSON EXECUTIVE INVS CORP II WT EXP 013127 |
| HCKT | HACKETT GROUP INC COM |
| HCM | HUTCHMED CHINA LTD SPONSORED ADS |
| HCNEU | JAWS HURRICANE ACQUISITN CORP UNIT EX 060826 |
| HCSG | HEALTHCARE SVCS GROUP INC COM |
| HCXY | HERCULES CAPITAL INC 6.25% SR NT 33 |
| HCXZ | HERCULES CAPITAL INC 5.25% NT 25 |
| HD | HOME DEPOT INC COM |
| HDAW | DBX ETF TR XTRACK MSCI ALL |

| | |
|---|---|
| HDB | HDFC BANK LTD SPONSORED ADS |
| HDEF | DBX ETF TR XTRACK MSCI EAFE |
| HDG | PROSHARES TR HD REPLICATION |
| HDGE | ADVISORSHARES TR RANGER EQUITY BE |
| HDIV | EXCHANGE LISTED FDS TR QRAFT AI-ENHNCD |
| HDLB | UBS AG LONDON BRANCH ETRACS ETN 49 |
| HDMV | FIRST TR EXCH TRADED FD III HORIZON MNGD ETF |
| HDRO | ETF SER SOLUTIONS DEFIANCE NEXT |
| HDSN | HUDSON TECHNOLOGIES INC COM |
| HDV | ISHARES TR CORE HIGH DV ETF |
| HE | HAWAIIAN ELEC INDUSTRIES COM |
| HEAR | TURTLE BEACH CORP COM NEW |
| HEDJ | WISDOMTREE TR EUROPE HEDGED EQ |
| HEES | H & E EQUIPMENT SERVICES INC COM |
| HEI | HEICO CORP NEW COM |
| HEI.A | HEICO CORP NEW CL A |
| HELE | HELEN OF TROY LTD COM |
| HEP | HOLLY ENERGY PARTNERS L P COM UT LTD PTN |
| HEPA | HEPION PHARMACEUTICALS INC COM |
| HEQ | JOHN HANCOCK HEDGED EQUITY & I COM |
| HERA | FTAC HERA ACQUISITION CORP CLASS A ORD SHS |
| HERAU | FTAC HERA ACQUISITION CORP UNIT EXP 022826 |
| HERAW | FTAC HERA ACQUISITION CORP WT EXP 022826 |
| HERD | PACER FDS TR CASH COWS ETF |
| HERO | GLOBAL X FDS VDEO GAM ESPRT |
| HES | HESS CORP COM |
| HESM | HESS MIDSTREAM LP CL A SHS |
| HEWC | ISHARES TR MSCI CDA ETF |
| HEWG | ISHARES TR CUR HED MSCI GER |
| HEWJ | ISHARES TR HDG MSCI JAPAN |
| HEWU | ISHARES TR MSCI UN KNGDOM |
| HEWW | ISHARES TR MSCI MEXICO |
| HEXO | HEXO CORP COM NEW |
| HEZU | ISHARES TR CUR HD EURZN ETF |

| | |
|---|---|
| HFBL | HOME FED BANCORP INC LA NEW COM |
| HFC | HOLLYFRONTIER CORP COM |
| HFFG | HF FOODS GROUP INC COM |
| HFRO | HIGHLAND INCOME FD HIGHLAND INCOME |
| HFRO-A | HIGHLAND INCOME FD 5.375% SR A PFD |
| HFWA | HERITAGE FINL CORP WASH COM |
| HFXI | INDEXIQ ETF TR HDGD FTSE INTL |
| HGBL | HERITAGE GLOBAL INC COM |
| HGEN | HUMANIGEN INC COM NEW |
| HGH | HARTFORD FINL SVCS GROUP INC DEB FIX/FLT 42 |
| HGLB | HIGHLAND GLOBAL ALLOCATION FD COM |
| HGSH | CHINA HGS REAL ESTATE INC COM NEW |
| HGV | HILTON GRAND VACATIONS INC COM |
| HHC | HOWARD HUGHES CORP COM |
| HHLA | HH&L ACQUISITION CO SHS CL A |
| HHLA+ | HH&L ACQUISITION CO WT EXP 020426 |
| HHLA= | HH&L ACQUISITION CO UNIT |
| HHR | HEADHUNTER GROUP PLC SPONSORED ADS |
| HI | HILLENBRAND INC COM |
| HIBB | HIBBETT INC COM |
| HIBL | DIREXION SHS ETF TR DAILY S&P BULL |
| HIBS | DIREXION SHS ETF TR DAILY S&P BEAR |
| HIE | MILLER HOWARD HIGH INC EQTY FD COM SHS BEN IN |
| HIFS | HINGHAM INSTN SVGS MASS COM |
| HIG | HARTFORD FINL SVCS GROUP INC COM |
| HIG-G | HARTFORD FINL SVCS GROUP INC 6.0 DPSHS PFD G |
| HIGA | H I G ACQUISITION CORP COM CL A |
| HIGA+ | H I G ACQUISITION CORP WT EXP |
| HIGA= | H I G ACQUISITION CORP UNIT |
| HIHO | HIGHWAY HLDGS LTD ORD |
| HII | HUNTINGTON INGALLS INDS INC COM |
| HIII | HUDSON EXECUTIVE INVES III COM CL A |
| HIIIU | HUDSON EXECUTIVE INVES III UNIT EX 022226 |
| HIIIW | HUDSON EXECUTIVE INVES III WT EXP 022226 |

| | |
|---|---|
| HIL | HILL INTL INC COM |
| HIMS | HIMS & HERS HEALTH INC COM CL A |
| HIMS+ | HIMS & HERS HEALTH INC WT EXP 012026 |
| HIMX | HIMAX TECHNOLOGIES INC SPONSORED ADR |
| HIO | WESTERN ASSET HIGH INCOME OPPO COM |
| HIPR | DIREXION SHS ETF TR HIGH GROWTH |
| HIPS | GRANITESHARES ETF TR HIPS US HIGH INC |
| HITI | HIGH TIDE INC COM NEW |
| HIW | HIGHWOODS PPTYS INC COM |
| HIX | WESTERN ASSET HIGH INCOME FD I COM |
| HJEN | DIREXION SHS ETF TR HYDROGEN ETF |
| HJLI | HANCOCK JAFFE LABORATORIES INC COM NEW |
| HJLIW | HANCOCK JAFFE LABORATORIES INC WT EXP 053023 |
| HJPX | ISHARES TR JPX NIKKEI 400 |
| HKIB | AMTD INTL INC SPONSORED ADS |
| HKND | HUMANKIND BENEFIT CORPORATION HUMANKIND US STK |
| HL | HECLA MNG CO COM |
| HL-B | HECLA MNG CO PFD CV SER B |
| HLAH | HAMILTON LANE ALLIANCE HLDGS I COM CL A |
| HLAHU | HAMILTON LANE ALLIANCE HLDGS I UNIT EX |
| HLAHW | HAMILTON LANE ALLIANCE HLDGS I WT EXP 011226 |
| HLAL | LISTED FD TR WAHED FTSE ETF |
| HLF | HERBALIFE NUTRITION LTD COM SHS |
| HLG | HAILIANG ED GROUP INC SPONSORED ADR |
| HLGE | LATTICE STRATEGIES TR HARTFORD LONGEVI |
| HLI | HOULIHAN LOKEY INC CL A |
| HLIO | HELIOS TECHNOLOGIES INC COM |
| HLIT | HARMONIC INC COM |
| HLM- | HILLMAN GROUP CAP TR PFD TR 11.6% |
| HLNE | HAMILTON LANE INC CL A |
| HLT | HILTON WORLDWIDE HLDGS INC COM |
| HLX | HELIX ENERGY SOLUTIONS GRP INC COM |
| HLXA | HELIX ACQUISITION CORP COM CL A |
| HMC | HONDA MOTOR LTD AMERN SHS |

| | |
|---|---|
| HMCO | HUMANCO ACQUISITION CORP COM CL A |
| HMCOU | HUMANCO ACQUISITION CORP UNIT EXP 120823 |
| HMCOW | HUMANCO ACQUISITION CORP WT EX |
| HMG | HMG COURTLAND PPTYS INC COM |
| HMHC | HOUGHTON MIFFLIN HARCOURT CO COM |
| HMLP | HOEGH LNG PARTNERS LP COM UNIT LTD |
| HMLP-A | HOEGH LNG PARTNERS LP 8.75% CUM PFD A |
| HMN | HORACE MANN EDUCATORS CORP NEW COM |
| HMNF | HMN FINL INC COM |
| HMOP | HARTFORD FDS EXCHANGE TRADED T MUN OPORTUNITE |
| HMPT | HOME PT CAPITAL INCORPORATED COM |
| HMST | HOMESTREET INC COM |
| HMTV | HEMISPHERE MEDIA GROUP INC CL A |
| HMY | HARMONY GOLD MINING CO LTD SPONSORED ADR |
| HNDL | STRATEGY SHS NS 7HANDL IDX |
| HNGR | HANGER INC COM NEW |
| HNI | HNI CORP COM |
| HNNA | HENNESSY ADVISORS INC COM |
| HNP | HUANENG PWR INTL INC SPON ADR H SHS |
| HNRG | HALLADOR ENERGY COMPANY COM |
| HNST | HONEST CO INC COM |
| HNW | PIONEER DIVERSIFIED HIGH INC COM |
| HOFT | HOOKER FURNITURE CORP COM |
| HOFV | HALL OF FAME RESORT & ENTMT CO COM |
| HOFVW | HALL OF FAME RESORT & ENTMT CO WT EXP 070125 |
| HOG | HARLEY DAVIDSON INC COM |
| HOL | HOLICITY INC COM CL A |
| HOLD | ADVISORSHARES TR SAGE CORE ETF |
| HOLI | HOLLYSYS AUTOMATION TCHNGY LTD SHS |
| HOLUU | HOLICITY INC UNIT EXP 080525 |
| HOLUW | HOLICITY INC WT EXP 080427 |
| HOLX | HOLOGIC INC COM |
| HOMB | HOME BANCSHARES INC COM |
| HOME | AT HOME GROUP INC COM |

| | |
|---|---|
| HOMZ | ETF SER SOLUTIONS HOYA CAP HOUSI |
| HON | HONEYWELL INTL INC COM |
| HONE | HARBORONE BANCORP INC NEW COM NEW |
| HOOK | HOOKIPA PHARMA INC COM |
| HOPE | HOPE BANCORP INC COM |
| HOTH | HOTH THERAPEUTICS INC COM |
| HOV | HOVNANIAN ENTERPRISES INC CL A NEW |
| HOVNP | HOVNANIAN ENTERPRISES INC PFD DEP1/1000A |
| HOWL | WEREWOLF THERAPEUTICS INC COM |
| HP | HELMERICH & PAYNE INC COM |
| HPE | HEWLETT PACKARD ENTERPRISE CO COM |
| HPF | HANCOCK JOHN PFD INCOME FD II COM |
| HPI | HANCOCK JOHN PFD INCOME FD SH BEN INT |
| HPK | HIGHPEAK ENERGY INC COM |
| HPKEW | HIGHPEAK ENERGY INC WT EXP 082125 |
| HPP | HUDSON PAC PPTYS INC COM |
| HPQ | HP INC COM |
| HPS | HANCOCK JOHN PFD INCOME FD III COM |
| HPX | HPX CORP SHS CL A |
| HPX+ | HPX CORP WT EXP 071425 |
| HPX= | HPX CORP UNITS |
| HQH | TEKLA HEALTHCARE INVS SH BEN INT |
| HQI | HIREQUEST INC COM |
| HQL | TEKLA LIFE SCIENCES INVS SH BEN INT |
| HQY | HEALTHEQUITY INC COM |
| HR | HEALTHCARE RLTY TR COM |
| HRB | BLOCK H & R INC COM |
| HRC | HILL-ROM HLDGS INC COM |
| HRI | HERC HLDGS INC COM |
| HRL | HORMEL FOODS CORP COM |
| HRMY | HARMONY BIOSCIENCES HLDGS INC COM |
| HROW | HARROW HEALTH INC COM |
| HROWL | HARROW HEALTH INC CALL NT 26 |
| HRTG | HERITAGE INSURANCE HLDGS INC COM |

| | |
|---|---|
| HRTX | HERON THERAPEUTICS INC COM |
| HRZN | HORIZON TECHNOLOGY FIN CORP COM |
| HSAQ | HEALTH SCIENCES ACQ CORP 2 ORD SHS |
| HSBC | HSBC HLDGS PLC SPON ADR NEW |
| HSC | HARSCO CORP COM |
| HSCZ | ISHARES TR MSCI EAFE SMCP |
| HSDT | HELIUS MED TECHNOLOGIES INC COM CL A NEW |
| HSIC | HENRY SCHEIN INC COM |
| HSII | HEIDRICK & STRUGGLES INTL INC COM |
| HSKA | HESKA CORP COM RESTRC NEW |
| HSMV | FIRST TR EXCH TRADED FD III HORIZON VOL SMCP |
| HSON | HUDSON GLOBAL INC COM NEW |
| HST | HOST HOTELS & RESORTS INC COM |
| HSTM | HEALTHSTREAM INC COM |
| HSTO | HISTOGEN INC COM |
| HSY | HERSHEY CO COM |
| HT | HERSHA HOSPITALITY TR PR SHS BEN INT |
| HT-C | HERSHA HOSPITALITY TR PFD SER C 6.875% |
| HT-D | HERSHA HOSPITALITY TR RED PFD SER D |
| HT-E | HERSHA HOSPITALITY TR PFD CUM RED E |
| HTA | HEALTHCARE TR AMER INC CL A NEW |
| HTAB | HARTFORD FDS EXCHANGE TRADED T SCHRDRS TAX BD |
| HTBI | HOMETRUST BANCSHARES INC COM |
| HTBK | HERITAGE COMM CORP COM |
| HTBX | HEAT BIOLOGICS INC COM |
| HTD | HANCOCK JOHN TAX-ADVANTAGED DI COM |
| HTEC | EXCHANGE TRADED CONCEPTS TR ROBO GBL HLTCR |
| HTFB | HORIZON TECHNOLOGY FIN CORP 4.875% NT 26 |
| HTGC | HERCULES CAPITAL INC COM |
| HTGM | HTG MOLECULAR DIAGNOSTICS INC COM NEW |
| HTH | HILLTOP HOLDINGS INC COM |
| HTHT | HUAZHU GROUP LTD SPONSORED ADS |
| HTIA | HEALTHCARE TRUST INC 7.375% RED PFD A |
| HTLD | HEARTLAND EXPRESS INC COM |

| | |
|---|---|
| HTLF | HEARTLAND FINL USA INC COM |
| HTLFP | HEARTLAND FINL USA INC 7% DP SH PFD E |
| HTOO | FUSION FUEL GREEN PLC CL A |
| HTOOW | FUSION FUEL GREEN PLC WT EXP 070126 |
| HTPA | HIGHLAND TRANSCEND PARTNERS I COM CL A |
| HTPA+ | HIGHLAND TRANSCEND PARTNERS I WT EXP |
| HTPA= | HIGHLAND TRANSCEND PARTNERS I UNIT EX |
| HTRB | HARTFORD FDS EXCHANGE TRADED T TOTAL RTRN ETF |
| HTUS | EXCHANGE TRADED CONCEPTS TR HULL TACTIC US |
| HTY | HANCOCK JOHN INVT TR TAX ADV GLB SH |
| HUBB | HUBBELL INC COM |
| HUBG | HUB GROUP INC CL A |
| HUBS | HUBSPOT INC COM |
| HUDI | HUADI INTERNATIONAL GRP CO LTD SHS |
| HUGE | FSD PHARMA INC CL B SUB VTG |
| HUGS | USHG ACQUISITION CORP COM CL A |
| HUGS+ | USHG ACQUISITION CORP WT EXP 022426 |
| HUGS= | USHG ACQUISITION CORP UNIT |
| HUIZ | HUIZE HLDG LTD SPONSORED ADS |
| HUM | HUMANA INC COM |
| HUN | HUNTSMAN CORP COM |
| HURC | HURCO CO COM |
| HURN | HURON CONSULTING GROUP INC COM |
| HUSA | HOUSTON AMERN ENERGY CORP COM |
| HUSN | HUDSON CAPITAL INC SHS NEW |
| HUSV | FIRST TR EXCH TRADED FD III HORIZON DMST ETF |
| HUT | HUT 8 MNG CORP COM |
| HUYA | HUYA INC ADS REP SHS A |
| HVBC | HV BANCORP INC COM |
| HVT | HAVERTY FURNITURE COS INC COM |
| HVT.A | HAVERTY FURNITURE COS INC CL A |
| HWBK | HAWTHORN BANCSHARES INC COM |
| HWC | HANCOCK WHITNEY CORPORATION COM |
| HWCPZ | HANCOCK WHITNEY CORPORATION 6.25% NTS 60 |

| | |
|---|---|
| HWKN | HAWKINS INC COM |
| HWM | HOWMET AEROSPACE INC COM |
| HWM- | HOWMET AEROSPACE INC PFD SER A |
| HX | XIAOBAI MAIMAI INC ADS |
| HXL | HEXCEL CORP NEW COM |
| HY | HYSTER YALE MATLS HANDLING INC CL A |
| HYAC | HAYMAKER ACQUISITION CORP III CLASS A COM |
| HYACU | HAYMAKER ACQUISITION CORP III UNIT EX 030126 |
| HYACW | HAYMAKER ACQUISITION CORP III WT EXP 030426 |
| HYB | NEW AMER HIGH INCOME FD INC COM NEW |
| HYBB | ISHARES TR BB RAT CORP BD |
| HYDW | DBX ETF TR XTRACKERS LOW |
| HYEM | VANECK VECTORS ETF TR EMERGING MKTS HI |
| HYFM | HYDROFARM HLDGS GROUP INC COM |
| HYG | ISHARES TR IBOXX HI YD ETF |
| HYGH | ISHARES U S ETF TR IT RT HDG HGYL |
| HYGV | FLEXSHARES TR HIG YLD VL ETF |
| HYI | WESTERN ASSET HIGH YIELD DEFIN COM |
| HYLB | DBX ETF TR XTRACK USD HIGH |
| HYLD | EXCHANGE LISTED FDS TR HIGH YIELD ETF |
| HYLN | HYLIION HOLDINGS CORP COMMON STOCK |
| HYLS | FIRST TR EXCHANGE-TRADED FD IV FIRST TR TA HIYL |
| HYLV | INDEXIQ ETF TR IQ S&P HGH YLD |
| HYMB | SPDR SER TR NUVEEN BBG BRCLY |
| HYMC | HYCROFT MINING HOLDING CORP COM CL A |
| HYMCL | HYCROFT MINING HOLDING CORP WT EXP 100625 |
| HYMCW | HYCROFT MINING HOLDING CORP WT EXP 021225 |
| HYMCZ | HYCROFT MINING HOLDING CORP WT EXP 102222 |
| HYRE | HYRECAR INC COM |
| HYS | PIMCO ETF TR 0-5 HIGH YIELD |
| HYT | BLACKROCK CORPOR HI YLD FD INC COM |
| HYTR | NORTHERN LTS FD TR III CP HI YLD TRND |
| HYUP | DBX ETF TR XTRACKERS HIGH |
| HYW | HYWIN HLDG LTD ADS |

| | |
|---|---|
| HYXF | ISHARES TR ESG ADVNCD HY BD |
| HYZD | WISDOMTREE TR HEDGED HI YLD BD |
| HZAC | HORIZON ACQUISITION CORP COM CL A |
| HZAC+ | HORIZON ACQUISITION CORP WT EXP 081925 |
| HZAC= | HORIZON ACQUISITION CORP UNIT |
| HZN | HORIZON GLOBAL CORP COM |
| HZNP | HORIZON THERAPEUTICS PUB L SHS |
| HZO | MARINEMAX INC COM |
| HZON | HORIZON ACQUISITION CORPORAT SHS CL A |
| HZON+ | HORIZON ACQUISITION CORPORAT WT EXP 101927 |
| HZON= | HORIZON ACQUISITION CORPORAT UNIT |
| IAA | IAA INC COM |
| IAC | IAC INTERACTIVECORP NEW COM NEW |
| IACA | ION ACQUISITION CORP 1 LTD SHS CL A |
| IACA+ | ION ACQUISITION CORP 1 LTD WT EXP 100527 |
| IACA= | ION ACQUISITION CORP 1 LTD UNIT |
| IACB | ION ACQUISITION CORP 2 LTD SHS CL A |
| IACB+ | ION ACQUISITION CORP 2 LTD WT EXP 021728 |
| IACB= | ION ACQUISITION CORP 2 LTD UNIT |
| IACC | ION ACQUISITION CORP 3 LTD SHS CL A |
| IAE | VOYA ASIA PAC HIGH DIV EQT INM COM |
| IAF | ABERDEEN AUSTRALIA EQUITY FD I COM |
| IAG | IAMGOLD CORP COM |
| IAI | ISHARES TR US BR DEL SE ETF |
| IAK | ISHARES TR U.S. INSRNCE ETF |
| IAPR | INNOVATOR ETFS TR MSCI EAFE PWR |
| IART | INTEGRA LIFESCIENCES HLDGS CP COM NEW |
| IAT | ISHARES TR US REGNL BKS ETF |
| IAU | ISHARES GOLD TR ISHARES NEW |
| IBA | INDUSTRIAS BACHOCO SAB SPON ADR B |
| IBB | ISHARES TR ISHARES BIOTECH |
| IBBJ | ETF SER SOLUTIONS DFIANC NQ JR BT |
| IBBQ | INVESCO EXCH TRADED FD TR II NASDAQ BIOTECH |
| IBCE | ISHARES TR IBNDS MAR23 ETF |

| | |
|---|---|
| IBCP | INDEPENDENT BK CORP MICH COM NEW |
| IBD | NORTHERN LTS FD TR IV INSPIRE CORP |
| IBDD | ISHARES TR IBONDS MAR23 ETF |
| IBDM | ISHARES TR IBONDS DEC21 ETF |
| IBDN | ISHARES TR IBONDS DEC22 ETF |
| IBDO | ISHARES TR IBONDS DEC23 ETF |
| IBDP | ISHARES TR IBONDS DEC24 ETF |
| IBDQ | ISHARES TR IBONDS DEC25 ETF |
| IBDR | ISHARES TR IBONDS DEC2026 |
| IBDS | ISHARES TR IBONDS 27 ETF |
| IBDT | ISHARES TR IBDS DEC28 ETF |
| IBDU | ISHARES TR IBONDS DEC 29 |
| IBDV | ISHARES TR IBONDS DEC 2030 |
| IBDW | ISHARES TR IBONDS DEC 2031 |
| IBER | IBERE PHARMACEUTICALS SHS CL A |
| IBER+ | IBERE PHARMACEUTICALS WT EXP 030128 |
| IBER= | IBERE PHARMACEUTICALS UNIT |
| IBEX | IBEX LTD SHS NEW |
| IBIO | IBIO INC COM NEW |
| IBKR | INTERACTIVE BROKERS GROUP INC COM CL A |
| IBM | INTERNATIONAL BUSINESS MACHS COM |
| IBMJ | ISHARES TR IBONDS DEC2021 |
| IBMK | ISHARES TR IBONDS DEC2022 |
| IBN | ICICI BANK LIMITED ADR |
| IBND | SPDR SER TR BLOMBRG BRC INTL |
| IBOC | INTERNATIONAL BANCSHARES CORP COM |
| IBP | INSTALLED BLDG PRODS INC COM |
| IBRX | IMMUNITYBIO INC COM |
| IBTA | ISHARES TR IBONDS 21 TRM TS |
| IBTB | ISHARES TR IBONDS 22 TRM TS |
| IBTD | ISHARES TR IBONDS 23 TRM TS |
| IBTE | ISHARES TR IBONDS 24 TRM TS |
| IBTF | ISHARES TR IBONDS 25 TRM TS |
| IBTG | ISHARES TR IBONDS 26 TRM TS |

| | |
|---|---|
| IBTH | ISHARES TR IBONDS 27 TRM TS |
| IBTI | ISHARES TR IBONDS 28 TRM TS |
| IBTJ | ISHARES TR IBONDS 29 TRM TS |
| IBTK | ISHARES TR IBOND DEC 2030 |
| IBTX | INDEPENDENT BANK GROUP INC COM |
| IBUY | AMPLIFY ETF TR ONLIN RETL ETF |
| ICAD | ICAD INC COM NEW |
| ICBK | COUNTY BANCORP INC COM |
| ICCC | IMMUCELL CORP COM PAR |
| ICCH | ICC HLDGS INC COM |
| ICD | INDEPENDENCE CONTRACT DRILLING COM |
| ICE | INTERCONTINENTAL EXCHANGE INC COM |
| ICFI | ICF INTL INC COM |
| ICHR | ICHOR HOLDINGS SHS |
| ICL | ICL GROUP LTD SHS |
| ICLK | ICLICK INTERACTIVE ASIA GROUP SPONSORED ADR |
| ICLN | ISHARES TR GL CLEAN ENE ETF |
| ICLR | ICON PLC SHS |
| ICMB | INVESTCORP CR MGMT BDC INC COM |
| ICOL | ISHARES INC MSCI COLMBIA ETF |
| ICON | ICONIX BRAND GROUP INC COM NEW |
| ICPT | INTERCEPT PHARMACEUTICALS INC COM |
| ICUI | ICU MED INC COM |
| ID | PARTS ID INC COM CL A |
| IDA | IDACORP INC COM |
| IDAT | ISHARES TR CLOUD 5G AND TEC |
| IDBA | IDEX BIOMETRICS ASA SPONSORED ADR |
| IDCC | INTERDIGITAL INC COM |
| IDE | VOYA INFRASTRUCTURE INDLS & MT COM |
| IDEV | ISHARES TR CORE MSCI INTL |
| IDEX | IDEANOMICS INC COM |
| IDHQ | INVESCO EXCH TRADED FD TR II S&P INTL QULTY |
| IDIV | METAURUS EQUITY COMPONENT TR US EQT CUM 2027 |
| IDLB | INVESCO EXCH TRADED FD TR II FTSE INTL LOW |

| | |
|---|---|
| IDLV | INVESCO EXCH TRADED FD TR II S&P INTL LOW |
| IDMO | INVESCO EXCH TRADED FD TR II S&P INTL MOMNT |
| IDN | INTELLICHECK INC COM NEW |
| IDNA | ISHARES TR GENOMICS IMMUN |
| IDOG | ALPS ETF TR INTL SEC DV DOG |
| IDRA | IDERA PHARMACEUTICALS INC COM PAR |
| IDRV | ISHARES TR SELF DRIVNG EV |
| IDT | IDT CORP CL B NEW |
| IDU | ISHARES TR U.S. UTILITS ETF |
| IDX | VANECK VECTORS ETF TR INDONESIA INDEX |
| IDXX | IDEXX LABS INC COM |
| IDYA | IDEAYA BIOSCIENCES INC COM |
| IEA | INFRA AND ENERGY ALTRNTIVE INC COM |
| IEAWW | INFRA AND ENERGY ALTRNTIVE INC WT EXP 032723 |
| IEC | IEC ELECTRS CORP NEW COM |
| IEF | ISHARES TR BARCLAYS 7 10 YR |
| IEI | ISHARES TR 3 7 YR TREAS BD |
| IEMG | ISHARES INC CORE MSCI EMKT |
| IEP | ICAHN ENTERPRISES LP DEPOSITARY UNIT |
| IESC | IES HLDGS INC COM |
| IEUR | ISHARES TR CORE MSCI EURO |
| IEUS | ISHARES TR DEVSMCP EXNA ETF |
| IEV | ISHARES TR EUROPE ETF |
| IEX | IDEX CORP COM |
| IEZ | ISHARES TR US OIL EQ&SV ETF |
| IFBD | INFOBIRD CO LTD SHS |
| IFF | INTERNATIONAL FLAVORS&FRAGRANC COM |
| IFFT | INTERNATIONAL FLAVORS&FRAGRANC UNIT 09/15/21 |
| IFGL | ISHARES TR INTL DEV RE ETF |
| IFMK | IFRESH INC COM |
| IFN | INDIA FD INC COM |
| IFRX | INFLARX NV COM |
| IFS | INTERCORP FINL SVCS INC SHS |
| IFV | FIRST TR EXCHANGE-TRADED FD VI DORSEY WRIGHT |

| | |
|---|---|
| IG | PRINCIPAL EXCHANGE-TRADED FDS PRNC INVT GRAD |
| IGA | VOYA GLBL ADV & PREM OPP FD COM |
| IGAC | IG ACQUISITION CORP COM CL A |
| IGACU | IG ACQUISITION CORP UNIT EX 100527 |
| IGACW | IG ACQUISITION CORP WT EXP 100527 |
| IGBH | ISHARES U S ETF TR INT RT HD LONG |
| IGC | INDIA GLOBALIZATION CAP INC COM NEW |
| IGD | VOYA GLBL EQTY DIV & PREM OPP COM |
| IGF | ISHARES TR GLB INFRASTR ETF |
| IGI | WESTERN ASSET INVT GRADE DEFIN COM |
| IGIB | ISHARES TR ISHS 5-10YR INVT |
| IGIC | INTL GNRL INSURANCE HLDNGS LTD SHS |
| IGICW | INTL GNRL INSURANCE HLDNGS LTD WT EXP 031725 |
| IGLB | ISHARES TR 10+ YR INVST GRD |
| IGM | ISHARES TR EXPND TEC SC ETF |
| IGMS | IGM BIOSCIENCES INC COM |
| IGN | ISHARES TR NA TEC MULTM ETF |
| IGNY | IGNYTE ACQUISITION CORP COM |
| IGNYU | IGNYTE ACQUISITION CORP UNIT EX 010526 |
| IGNYW | IGNYTE ACQUISITION CORP WT EXP 010526 |
| IGOV | ISHARES TR INTL TREA BD ETF |
| IGR | CBRE CLARION GLOBAL REAL ESTAT COM |
| IGSB | ISHARES TR ISHS 1-5YR INVS |
| IGT | INTERNATIONAL GAME TECHNOLOGY SHS USD |
| IH | IHUMAN INC ADS COMMON |
| IHAK | ISHARES TR CYBERSECURITY |
| IHC | INDEPENDENCE HLDG CO NEW COM NEW |
| IHD | VOYA EMERGING MKTS HIGH DIVID COM |
| IHDG | WISDOMTREE TR ITL HDG QTLY DIV |
| IHE | ISHARES TR U.S. PHARMA ETF |
| IHF | ISHARES TR US HLTHCR PR ETF |
| IHG | INTERCONTINENTAL HOTELS GROUP SPONSORED ADS |
| IHI | ISHARES TR U.S. MED DVC ETF |
| IHIT | INVESCO HIG INCM 2023 TARG TRM COM |

| | |
|---|---|
| IHRT | IHEARTMEDIA INC COM CL A |
| IHT | INNSUITES HOSPITALITY TR SH BEN INT |
| IHTA | INVESCO HIGH INCOME 2024 TARGE COM |
| IHY | VANECK VECTORS ETF TR INTL HIGH YIELD |
| IHYF | INVESCO ACTIVELY MANAGED ETF INVSCO HY BD FCT |
| IIAC | INVESTINDUSTRIAL ACQUISITION C SHS CL A |
| IIAC+ | INVESTINDUSTRIAL ACQUISITION C WT EXP 103027 |
| IIAC= | INVESTINDUSTRIAL ACQUISITION C UNIT EX |
| IIF | MORGAN STANLEY INDIA INVT FD I COM |
| IIGD | INVESCO EXCHNG TRAD SLF INDEXE INVT GRD DEFSV |
| IIGV | INVESCO EXCHNG TRAD SLF INDEXE INVT GRAD VALU |
| III | INFORMATION SVCS GROUP INC COM |
| IIII | INSU ACQUISITION CORP III COM CL A |
| IIIIU | INSU ACQUISITION CORP III UNIT EX 123126 |
| IIIIW | INSU ACQUISITION CORP III WT EXP 123126 |
| IIIN | INSTEEL INDS INC COM |
| IIIV | I3 VERTICALS INC COM CL A |
| IIM | INVESCO VALUE MUN INCOME TR COM |
| IIN | INTRICON CORP COM |
| IIPR | INNOVATIVE INDL PPTYS INC COM |
| IIPR-A | INNOVATIVE INDL PPTYS INC 9% CUM PFD SER A |
| IIVI | II-VI INC COM |
| IIVIP | II-VI INC 6% CONV PFD A |
| IJAN | INNOVATOR ETFS TR MSCI EAFE PWR |
| IJH | ISHARES TR CORE S&P MCP ETF |
| IJJ | ISHARES TR S&P MC 400VL ETF |
| IJK | ISHARES TR S&P MC 400GR ETF |
| IJR | ISHARES TR CORE S&P SCP ETF |
| IJS | ISHARES TR SP SMCP600VL ETF |
| IJT | ISHARES TR S&P SML 600 GWT |
| IJUL | INNOVATOR ETFS TR MSCI EAFE PWR |
| IKNA | IKENA ONCOLOGY INC COM |
| IKNX | IKONICS CORP COM |
| IKT | INHIBIKASE THERAPEUTICS INC COM |

| | |
|---|---|
| ILCB | ISHARES TR MORNINGSTR US EQ |
| ILCG | ISHARES TR MORNINGSTAR GRWT |
| ILCV | ISHARES TR MORNINGSTAR VALU |
| ILDR | FIRST TR EXCHNG TRADED FD VIII INNOVATION LEAD |
| ILF | ISHARES TR LATN AMER 40 ETF |
| ILMN | ILLUMINA INC COM |
| ILPT | INDUSTRIAL LOGISTICS PPTYS TR COM SHS BEN INT |
| ILTB | ISHARES TR CORE LT USDB ETF |
| IMAB | I MAB SPONSORED ADS |
| IMAC | IMAC HLDGS INC COM |
| IMACW | IMAC HLDGS INC WT EXP 021224 |
| IMAX | IMAX CORP COM |
| IMBI | IMEDIA BRANDS INC COM CL A |
| IMCB | ISHARES TR MRGSTR MD CP ETF |
| IMCC | IM CANNABIS CORP COM NEW |
| IMCG | ISHARES TR MRGSTR MD CP GRW |
| IMCR | IMMUNOCORE HLDGS PLC ADS |
| IMCV | ISHARES TR MRGSTR MD CP VAL |
| IMGN | IMMUNOGEN INC COM |
| IMH | IMPAC MTG HLDGS INC COM NEW |
| IMKTA | INGLES MKTS INC CL A |
| IMMP | IMMUTEP LTD SPONSORED ADS |
| IMMR | IMMERSION CORP COM |
| IMNM | IMMUNOME INC COM |
| IMO | IMPERIAL OIL LTD COM NEW |
| IMOS | CHIPMOS TECHNOLOGIES INC SPONSORD ADS NEW |
| IMPL | IMPEL NEUROPHARMA INC COM |
| IMPX | AEA-BRIDGES IMPACT CORP SHS CL A |
| IMPX+ | AEA-BRIDGES IMPACT CORP WT EXP 091925 |
| IMPX= | AEA-BRIDGES IMPACT CORP UNIT |
| IMRA | IMARA INC COM |
| IMRN | IMMURON LTD SPONSORED ADR |
| IMRNW | IMMURON LTD WT EXP 051222 |
| IMTB | ISHARES TR CR 5 10 YR ETF |

| | |
|---|---|
| IMTE | INTEGRATED MEDIA TECHNLOGY LTD SHS |
| IMTM | ISHARES TR MSCI INTL MOMENT |
| IMTX | IMMATICS N.V SHS |
| IMTXW | IMMATICS N.V WT EXP 070125 |
| IMUX | IMMUNIC INC COM |
| IMV | IMV INC COM |
| IMVT | IMMUNOVANT INC COM |
| IMXI | INTERNATIONAL MNY EXPRESS INC COM |
| INBK | FIRST INTERNET BANCORP COM |
| INBKL | FIRST INTERNET BANCORP SB NT FXD FLG MA |
| INBKZ | FIRST INTERNET BANCORP FXD FLTG 29 |
| INBX | INHIBRX INC COM |
| INCO | COLUMBIA ETF TR II INDIA CONSMR ETF |
| INCY | INCYTE CORP COM |
| INDB | INDEPENDENT BK CORP MASS COM |
| INDF | EXCHANGE TRADED CONCEPTS TR NIFTY INDIA FINA |
| INDI | INDIE SEMICONDUCTOR INC CLASS A COM |
| INDIW | INDIE SEMICONDUCTOR INC WT EXP 061526 |
| INDL | DIREXION SHS ETF TR DAILY MSCI INDIA |
| INDO | INDONESIA ENERGY CORP LTD ORD SHS |
| INDS | PACER FDS TR BNCHMRK INDSTR |
| INDT | INDUS REALTY TRUST INC COM |
| INDY | ISHARES TR INDIA 50 ETF |
| INFI | INFINITY PHARMACEUTICALS INC COM |
| INFL | LISTED FD TR HORIZON KINETICS |
| INFN | INFINERA CORP COM |
| INFO | IHS MARKIT LTD SHS |
| INFR | LEGG MASON ETF INVT TR GLOBAL INFSTRU |
| INFU | INFUSYSTEM HLDGS INC COM |
| INFY | INFOSYS LTD SPONSORED ADR |
| ING | ING GROEP N.V. SPONSORED ADR |
| INGN | INOGEN INC COM |
| INGR | INGREDION INC COM |
| INKA | KLUDEIN I ACQUISITION CORP CL A |

| | |
|---|---|
| INKAU | KLUDEIN I ACQUISITION CORP UNIT EX |
| INKAW | KLUDEIN I ACQUISITION CORP WT EXP 070827 |
| INKM | SSGA ACTIVE ETF TR INCOM ALLO ETF |
| INM | INMED PHARMACEUTICALS INC COM NEW |
| INMB | INMUNE BIO INC COM |
| INMD | INMODE LTD SHS |
| INMU | BLACKROCK ETF TRUST II INTERMEDIA MUNI |
| INN | SUMMIT HOTEL PPTYS INC COM |
| INN-D | SUMMIT HOTEL PPTYS INC RED PFD SER D |
| INN-E | SUMMIT HOTEL PPTYS INC 6.250% CUM PFD E |
| INNV | INNOVAGE HLDG CORP COM |
| INO | INOVIO PHARMACEUTICALS INC COM NEW |
| INOD | INNODATA INC COM NEW |
| INOV | INOVALON HLDGS INC COM CL A |
| INPX | INPIXON COM |
| INS | INTELLIGENT SYS CORP NEW COM |
| INSE | INSPIRED ENTMT INC COM |
| INSG | INSEEGO CORP COM |
| INSI | INSIGHT SELECT INCOME FD COM |
| INSM | INSMED INC COM PAR $.01 |
| INSP | INSPIRE MED SYS INC COM |
| INSW | INTERNATIONAL SEAWAYS INC COM |
| INSW-A | INTERNATIONAL SEAWAYS INC 8.50% SN NT 23 |
| INT | WORLD FUEL SVCS CORP COM |
| INTC | INTEL CORP COM |
| INTF | ISHARES TR MSCI INTL MULTFT |
| INTG | INTERGROUP CORP COM |
| INTT | INTEST CORP COM |
| INTU | INTUIT COM |
| INTZ | INTRUSION INC COM NEW |
| INUV | INUVO INC COM NEW |
| INVA | INNOVIVA INC COM |
| INVE | IDENTIV INC COM NEW |
| INVH | INVITATION HOMES INC COM |

| | |
|---|---|
| INVO | INVO BIOSCIENCE INC COM |
| INVZ | INNOVIZ TECHNOLOGIES LTD SHS |
| INVZW | INNOVIZ TECHNOLOGIES LTD WT EXP 040526 |
| INZY | INOZYME PHARMA INC COM |
| IO | ION GEOPHYSICAL CORP COM NEW |
| IONS | IONIS PHARMACEUTICALS INC COM |
| IOO | ISHARES TR GLOBAL 100 ETF |
| IOR | INCOME OPPORTUNITY RLTY INVS I COM |
| IOSP | INNOSPEC INC COM |
| IOVA | IOVANCE BIOTHERAPEUTICS INC COM |
| IP | INTERNATIONAL PAPER CO COM |
| IPA | IMMUNOPRECISE ANTIBODIES LTD COM NEW |
| IPAC | ISHARES TR CORE MSCI PAC |
| IPAR | INTER PARFUMS INC COM |
| IPAY | ETF MANAGERS TR PRIME MOBILE PAY |
| IPB | INDEXPLUS TR SER 03-1 TR |
| IPDN | PROFESSIONAL DVRSTY NTWORK INC COM NEW |
| IPG | INTERPUBLIC GROUP COS INC COM |
| IPGP | IPG PHOTONICS CORP COM |
| IPHA | INNATE PHARMA S A SPONSORED ADS |
| IPI | INTREPID POTASH INC COM |
| IPKW | INVESCO EXCH TRADED FD TR II INTL BUYBACK |
| IPLDP | INTERSTATE PWR & LT CO PERP PFD SER D |
| IPO | RENAISSANCE CAP GREENWICH FDS IPO ETF |
| IPOD | SOCIAL CAPITAL HEDOSOPHA HLDNG SHS CL A |
| IPOD+ | SOCIAL CAPITAL HEDOSOPHA HLDNG WT EXP 092625 |
| IPOD= | SOCIAL CAPITAL HEDOSOPHA HLDNG UNIT |
| IPOF | SOCIAL CAPITAL HEDOSOPHA HLDNG SHS CL A |
| IPOF+ | SOCIAL CAPITAL HEDOSOPHA HLDNG WT EXP 092625 |
| IPOF= | SOCIAL CAPITAL HEDOSOPHA HLDNG UNIT |
| IPOS | RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF |
| IPSC | CENTURY THERAPEUTICS INC COM |
| IPVA | INTERPRIVATE II ACQUISITION CO CL A COM |
| IPVA+ | INTERPRIVATE II ACQUISITION CO WT EXP 030926 |

| | |
|---|---|
| IPVA= | INTERPRIVATE II ACQUISITION CO UNIT |
| IPVF | INTERPRIVATE III FINANCIAL PA COM CL A |
| IPVF+ | INTERPRIVATE III FINANCIAL PA WT EXP |
| IPVF= | INTERPRIVATE III FINANCIAL PA UNIT |
| IPVI | INTERPRIVATE IV INFRATECH PRTN CLASS A COM |
| IPVIU | INTERPRIVATE IV INFRATECH PRTN UNIT EXP 030526 |
| IPVIW | INTERPRIVATE IV INFRATECH PRTN WT EXP 030526 |
| IPW | IPOWER INC CL A |
| IPWR | IDEAL PWR INC COM NEW |
| IQ | IQIYI INC SPONSORED ADS |
| IQDE | FLEXSHARES TR INTL QLTDV DEF |
| IQDF | FLEXSHARES TR INTL QLTDV IDX |
| IQDY | FLEXSHARES TR INT QLTDVDYNAM |
| IQI | INVESCO QUALITY MUN INCOME TR COM |
| IQIN | INDEXIQ ETF TR IQ 500 INT ETF |
| IQLT | ISHARES TR MSCI INTL QUALTY |
| IQSI | INDEXIQ ETF TR IQ CNDRM ESG INT |
| IQSU | INDEXIQ ETF TR IQ CANDRM ESG US |
| IQV | IQVIA HLDGS INC COM |
| IR | INGERSOLL RAND INC COM |
| IRBO | ISHARES TR ROBOTICS ARTIF |
| IRBT | IROBOT CORP COM |
| IRCP | IRSA PROPIEDADES COMERCIALES S SPONSORED ADR |
| IRDM | IRIDIUM COMMUNICATIONS INC COM |
| IRIX | IRIDEX CORP COM |
| IRL | NEW IRELAND FD INC COM |
| IRM | IRON MTN INC NEW COM |
| IRMD | IRADIMED CORP COM |
| IROQ | IF BANCORP INC COM |
| IRS | IRSA INVERSIONES Y REP S A GLOBL DEP RCPT |
| IRS+ | IRSA INVERSIONES Y REP S A WT EXP 052526 |
| IRT | INDEPENDENCE RLTY TR INC COM |
| IRTC | IRHYTHM TECHNOLOGIES INC COM |
| IRWD | IRONWOOD PHARMACEUTICALS INC COM CL A |

| | |
|---|---|
| ISAA | IRON SPARK I INC CLASS A COM |
| ISBC | INVESTORS BANCORP INC NEW COM |
| ISCB | ISHARES TR MRGSTR SM CP ETF |
| ISCF | ISHARES TR MSCI INTL SML CP |
| ISCG | ISHARES TR MRGSTR SM CP GR |
| ISCV | ISHARES TR MRNING SM CP ETF |
| ISD | PGIM HIGH YIELD BOND FUND INC COM |
| ISDR | ISSUER DIRECT CORP COM NEW |
| ISDX | INVESCO EXCH TRD SLF IDX FD TR RAFI STRG US ETF |
| ISEE | IVERIC BIO INC COM |
| ISEM | INVESCO EXCH TRD SLF IDX FD TR RAFI STRG EMMRKT |
| ISHG | ISHARES TR 3YRTB ETF |
| ISIG | INSIGNIA SYS INC COM NEW |
| ISLE | ISLEWORTH HEALTHCARE ACQU CORP COM |
| ISLEW | ISLEWORTH HEALTHCARE ACQU CORP WT EXP 080227 |
| ISMD | NORTHERN LTS FD TR IV INSPIRE SMAL ETF |
| ISNS | IMAGE SENSING SYS INC COM |
| ISOS | ISOS ACQUISITION CORPORATION SHARES CL A |
| ISOS+ | ISOS ACQUISITION CORPORATION WT EXP 030126 |
| ISOS= | ISOS ACQUISITION CORPORATION UNIT |
| ISPC | ISPECIMEN INC COM |
| ISR | ISORAY INC COM |
| ISRA | VANECK VECTORS ETF TR ISRAEL ETF |
| ISRG | INTUITIVE SURGICAL INC COM NEW |
| ISSC | INNOVATIVE SOLUTIONS & SUPPORT COM |
| ISTB | ISHARES TR CORE 1 5 YR USD |
| ISTR | INVESTAR HLDG CORP COM |
| ISUN | ISUN INC COM |
| ISWN | AMPLIFY ETF TR BLACKSWAN ISWN |
| ISZE | ISHARES TR MSCI INTL SZE FT |
| IT | GARTNER INC COM |
| ITAC | INDUSTRIAL TECH ACQU INC COM CL A |
| ITACU | INDUSTRIAL TECH ACQU INC UNIT EXP 083125 |
| ITACW | INDUSTRIAL TECH ACQU INC WT EXP 080627 |

| | |
|---|---|
| ITCB | ITAU CORPBANCA SPONSORED ADR |
| ITCI | INTRA-CELLULAR THERAPIES INC COM |
| ITEQ | ETF MANAGERS TR BLUESTAR ISRAEL |
| ITGR | INTEGER HLDGS CORP COM |
| ITHX | ITHAX ACQUISITION CORP CL A SHS |
| ITHXU | ITHAX ACQUISITION CORP UNIT EX 123127 |
| ITHXW | ITHAX ACQUISITION CORP WT EXP 020128 |
| ITI | ITERIS INC NEW COM |
| ITIC | INVESTORS TITLE CO NC COM |
| ITMR | ITAMAR MED LTD SPONSORED ADS |
| ITOS | ITEOS THERAPEUTICS INC COM |
| ITOT | ISHARES TR CORE S&P TTL STK |
| ITP | IT TECH PACKAGING INC COM NEW |
| ITQ | ITIQUIRA ACQUISITION CORP CL A SHS |
| ITQRU | ITIQUIRA ACQUISITION CORP UNIT EX 020326 |
| ITQRW | ITIQUIRA ACQUISITION CORP WT EXP 020326 |
| ITRG | INTEGRA RES CORP COM NEW |
| ITRI | ITRON INC COM |
| ITRM | ITERUM THERAPEUTICS PLC SHS |
| ITRN | ITURAN LOCATION AND CONTROL SHS |
| ITT | ITT INC COM |
| ITUB | ITAU UNIBANCO HLDG S A SPON ADR REP PFD |
| ITW | ILLINOIS TOOL WKS INC COM |
| IUS | INVESCO EXCH TRD SLF IDX FD TR RAFI STRATGIC US |
| IUSB | ISHARES TR CORE TOTAL USD |
| IUSG | ISHARES TR CORE S&P US GWT |
| IUSS | INVESCO EXCH TRD SLF IDX FD TR RAFI STRG US SML |
| IUSV | ISHARES TR CORE S&P US VLU |
| IVA | INVENTIVA SA ADS |
| IVAC | INTEVAC INC COM |
| IVAN | IVANHOE CAPITAL ACQUISTIN CORP COM CL A |
| IVAN+ | IVANHOE CAPITAL ACQUISTIN CORP WT EXP 010826 |
| IVAN= | IVANHOE CAPITAL ACQUISTIN CORP UNIT |
| IVC | INVACARE CORP COM |

| | |
|---|---|
| IVE | ISHARES TR S&P 500 VAL ETF |
| IVES | ETF MANAGERS TR WEDBUSH ETFMG |
| IVH | IVY HIGH INCOME OPPORTUNITIES COM |
| IVLU | ISHARES TR MSCI INTL VLU FT |
| IVOG | VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH |
| IVOL | KRANESHARES TR QUADRTC INT RT |
| IVOO | VANGUARD ADMIRAL FDS INC MIDCP 400 IDX |
| IVOV | VANGUARD ADMIRAL FDS INC MIDCP 400 VAL |
| IVR | INVESCO MORTGAGE CAPITAL INC COM |
| IVR-B | INVESCO MORTGAGE CAPITAL INC PFD-B FX/FLT |
| IVR-C | INVESCO MORTGAGE CAPITAL INC 7.5% PFD SER C |
| IVV | ISHARES TR CORE S&P500 ETF |
| IVW | ISHARES TR S&P 500 GRWT ETF |
| IVZ | INVESCO LTD SHS |
| IWB | ISHARES TR RUS 1000 ETF |
| IWC | ISHARES TR MICRO-CAP ETF |
| IWD | ISHARES TR RUS 1000 VAL ETF |
| IWDL | UBS AG LONDON BRANCH CAL LKD 51 |
| IWF | ISHARES TR RUS 1000 GRW ETF |
| IWFH | ISHARES TR VIRTUAL WRK LIFE |
| IWFL | UBS AG LONDON BRANCH NT LKD 51 |
| IWL | ISHARES TR RUS TOP 200 ETF |
| IWM | ISHARES TR RUSSELL 2000 ETF |
| IWML | UBS AG LONDON BRANCH CAL LKD 51 |
| IWN | ISHARES TR RUS 2000 VAL ETF |
| IWO | ISHARES TR RUS 2000 GRW ETF |
| IWP | ISHARES TR RUS MD CP GR ETF |
| IWR | ISHARES TR RUS MID CAP ETF |
| IWS | ISHARES TR RUS MDCP VAL ETF |
| IWV | ISHARES TR RUSSELL 3000 ETF |
| IWX | ISHARES TR RUS TP200 VL ETF |
| IWY | ISHARES TR RUS TP200 GR ETF |
| IX | ORIX CORP SPONSORED ADR |
| IXC | ISHARES TR GLOBAL ENERG ETF |

| | |
|---|---|
| IXG | ISHARES TR GLOBAL FINLS ETF |
| IXJ | ISHARES TR GLOB HLTHCRE ETF |
| IXN | ISHARES TR GLOBAL TECH ETF |
| IXP | ISHARES TR GBL COMM SVC ETF |
| IXSE | WISDOMTREE TR INDIA EX STATE |
| IXUS | ISHARES TR CORE MSCI TOTAL |
| IYC | ISHARES TR U.S. CNSM SV ETF |
| IYE | ISHARES TR U.S. ENERGY ETF |
| IYF | ISHARES TR U.S. FINLS ETF |
| IYG | ISHARES TR U.S. FIN SVC ETF |
| IYH | ISHARES TR US HLTHCARE ETF |
| IYK | ISHARES TR U.S. CNSM GD ETF |
| IYM | ISHARES TR U.S. BAS MTL ETF |
| IYR | ISHARES TR U.S. REAL ES ETF |
| IYW | ISHARES TR U.S. TECH ETF |
| IYY | ISHARES TR DOW JONES US ETF |
| IZEA | IZEA WORLDWIDE INC COM |
| J | JACOBS ENGR GROUP INC COM |
| JAAA | JANUS DETROIT STR TR HENDRSON AAA CL |
| JACK | JACK IN THE BOX INC COM |
| JAGG | J P MORGAN EXCHANGE-TRADED FD US AGGREGATE ETF |
| JAGX | JAGUAR HEALTH INC COM |
| JAKK | JAKKS PAC INC COM NEW |
| JAMF | JAMF HLDG CORP COM |
| JAN | JANONE INC COM |
| JANX | JANUX THERAPEUTICS INC COM |
| JAX | J ALEXANDERS HLDGS INC COM |
| JAZZ | JAZZ PHARMACEUTICALS PLC SHS USD |
| JBGS | JBG SMITH PPTYS COM |
| JBHT | HUNT J B TRANS SVCS INC COM |
| JBI | JANUS INTERNATIONAL GROUP INC COMMON STOCK |
| JBI+ | JANUS INTERNATIONAL GROUP INC WT EXP 060726 |
| JBK | CORPORATE BACKED TR CTFS 04-6 A1 3.50 |
| JBL | JABIL INC COM |

| | |
|---|---|
| JBLU | JETBLUE AWYS CORP COM |
| JBSS | SANFILIPPO JOHN B & SON INC COM |
| JBT | JOHN BEAN TECHNOLOGIES CORP COM |
| JCE | NUVEEN CORE EQUITY ALPHA FD COM |
| JCI | JOHNSON CTLS INTL PLC SHS |
| JCIC | JACK CREEK INVESTMENT CORP CL A SHS |
| JCICU | JACK CREEK INVESTMENT CORP UNIT EX 100123 |
| JCICW | JACK CREEK INVESTMENT CORP WT EXP 100125 |
| JCO | NUVEEN CR OPPORTUNITIES 2022 T COM |
| JCOM | J2 GLOBAL INC COM |
| JCS | COMMUNICATIONS SYS INC COM |
| JCTCF | JEWETT CAMERON TRADING LTD COM NEW |
| JCTR | J P MORGAN EXCHANGE-TRADED FD CARBON TRANITIN |
| JD | JD.COM INC SPON ADR CL A |
| JDD | NUVEEN DIVERSIFIED DIVID & INC COM |
| JDIV | J P MORGAN EXCHANGE-TRADED FD US DIVIDEND |
| JDST | DIREXION SHS ETF TR DLY JR GOLD 2X |
| JEF | JEFFERIES FINL GROUP INC COM |
| JELD | JELD-WEN HLDG INC COM |
| JEMD | NUVEEN EMERGING MKTS DEBT 2022 COM |
| JEPI | J P MORGAN EXCHANGE-TRADED FD EQUITY PREMIUM |
| JEQ | ABERDEEN JAPAN EQUITY FD INC COM |
| JETS | ETF SER SOLUTIONS US GLB JETS |
| JFIN | JIAYIN GROUP INC SPONSORED ADS |
| JFR | NUVEEN FLOATING RATE INCOME FD COM |
| JFU | 9F INC SPONSORED ADS |
| JG | AURORA MOBILE LTD ADS |
| JGH | NUVEEN GLOBAL HIGH INCOME FD SHS |
| JGLD | AMPLIFY ETF TR PURE JR GLD MINE |
| JHAA | NUVEEN CORPORATE INCOME 2023 COM |
| JHB | NUVEEN CORPORATE INCM NOVEMEBR COM |
| JHCB | JOHN HANCOCK EXCHANGE TRADED CORPORATE BD |
| JHCS | JOHN HANCOCK EXCHANGE TRADED MLTDCTR MEDIA |
| JHEM | JOHN HANCOCK EXCHANGE TRADED MULTFCTR EMRNG |

| | |
|---|---|
| JHG | JANUS HENDERSON GROUP PLC ORD SHS |
| JHI | HANCOCK JOHN INVS TR COM |
| JHMA | JOHN HANCOCK EXCHANGE TRADED MLTFACTR MATLS |
| JHMC | JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR CO |
| JHMD | JOHN HANCOCK EXCHANGE TRADED MULTI INTL ETF |
| JHME | JOHN HANCOCK EXCHANGE TRADED MLTFACTOR ENRG |
| JHMF | JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR FI |
| JHMH | JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR HE |
| JHMI | JOHN HANCOCK EXCHANGE TRADED MLTFACTR INDLS |
| JHML | JOHN HANCOCK EXCHANGE TRADED MLTFCTR LRG CAP |
| JHMM | JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR MI |
| JHMS | JOHN HANCOCK EXCHANGE TRADED MLTFCTR CONSMR |
| JHMT | JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR TE |
| JHMU | JOHN HANCOCK EXCHANGE TRADED MLTFACTR UTILS |
| JHS | HANCOCK JOHN INCOME SECS TR COM |
| JHSC | JOHN HANCOCK EXCHANGE TRADED MULTIFACTR SML |
| JHX | JAMES HARDIE INDS PLC SPONSORED ADR |
| JIG | J P MORGAN EXCHANGE-TRADED FD INTERNL GWT |
| JIGB | J P MORGAN EXCHANGE-TRADED FD CORP BD RESCH |
| JILL | J JILL INC COM |
| JJA | BARCLAYS BANK PLC IPATH B AGRCULTR |
| JJC | BARCLAYS BANK PLC ETN LKD 48 |
| JJE | BARCLAYS BANK PLC ETN LKD 48 |
| JJG | BARCLAYS BANK PLC ETN LKD 48 |
| JJM | BARCLAYS BANK PLC ETN LKD 48 |
| JJN | BARCLAYS BANK PLC ETN LKD 48 |
| JJP | BARCLAYS BANK PLC ETN LKD 48 |
| JJS | BARCLAYS BANK PLC ETN LKD 48 |
| JJSF | J & J SNACK FOODS CORP COM |
| JJT | BARCLAYS BANK PLC ETN LKD 48 |
| JJU | BARCLAYS BANK PLC ETN LKD 48 |
| JKHY | HENRY JACK & ASSOC INC COM |
| JKS | JINKOSOLAR HLDG CO LTD SPONSORED ADR |
| JLL | JONES LANG LASALLE INC COM |

| | |
|---|---|
| JLS | NUVEEN MORTGAGE AND INCOME FD COM |
| JMBS | JANUS DETROIT STR TR HENDERSON MTG |
| JMIA | JUMIA TECHNOLOGIES AG SPONSORED ADS |
| JMIN | J P MORGAN EXCHANGE-TRADED FD US MINMUM VOLT |
| JMM | NUVEEN MULTI-MKT INCOME FD COM |
| JMOM | J P MORGAN EXCHANGE-TRADED FD US MOMENTUM |
| JMP | JMP GROUP LLC COM |
| JMPNL | JMP GROUP INC 7.25% SR NT 27 |
| JMPNZ | JMP GROUP LLC NT 29 |
| JNCE | JOUNCE THERAPEUTICS INC COM |
| JNJ | JOHNSON & JOHNSON COM |
| JNK | SPDR SER TR BLOOMBERG BRCLYS |
| JNPR | JUNIPER NETWORKS INC COM |
| JNUG | DIREXION SHS ETF TR DAILY JR GLD MIN |
| JO | BARCLAYS BANK PLC ETN LKD 48 |
| JOAN | JOANN INC COM |
| JOB | GEE GROUP INC COM |
| JOBS | 51JOB INC SPONSORED ADS |
| JOE | ST JOE CO COM |
| JOET | VIRTUS ETF TR II VIRTUS US QLTY |
| JOF | JAPAN SMALLER CAPITALIZATION F COM |
| JOFF | JOFF FINTECH ACQUISITION CORP COM CL A |
| JOFFU | JOFF FINTECH ACQUISITION CORP UNIT EX 020326 |
| JOFFW | JOFF FINTECH ACQUISITION CORP WT EXP 020428 |
| JOUT | JOHNSON OUTDOORS INC CL A |
| JOYY | INFUSIVE US TR COMPUNDING EQT |
| JP | JUPAI HLDGS LTD ADS |
| JPC | NUVEEN PFD & INCOME OPPORTUNIT COM |
| JPEM | J P MORGAN EXCHANGE-TRADED FD DIV RTN EM EQT |
| JPI | NUVEEN PFD & INCOME TERM FD COM |
| JPIN | J P MORGAN EXCHANGE-TRADED FD DIV RTN INT EQ |
| JPM | JPMORGAN CHASE & CO COM |
| JPM-C | JPMORGAN CHASE & CO 6 DEP NCM PFD EE |
| JPM-D | JPMORGAN CHASE & CO 5.75% SHS PFD DD |

| | |
|---|---|
| JPM-J | JPMORGAN CHASE & CO 4.75% DP SH GG |
| JPM-K | JPMORGAN CHASE & CO 4.55 DEP PFD JJ |
| JPM-L | JPMORGAN CHASE & CO 4.625 DEP PFD LL |
| JPMB | J P MORGAN EXCHANGE-TRADED FD USD EMRNG MKT |
| JPME | J P MORGAN EXCHANGE-TRADED FD DIVERSFED RTRN |
| JPN | DBX ETF TR XTRACK JAPAN JPX |
| JPS | NUVEEN PFD & INCM SECURTIES FD COM |
| JPSE | J P MORGAN EXCHANGE-TRADED FD DIVERSFD EQT ETF |
| JPT | NUVEEN PFD & INCOME 2022 TERM COM |
| JPUS | J P MORGAN EXCHANGE-TRADED FD JPMORGAN DIVER |
| JPXN | ISHARES TR JPX NIKKEI 400 |
| JQC | NUVEEN CR STRATEGIES INCOME FD COM SHS |
| JQUA | J P MORGAN EXCHANGE-TRADED FD US QUALTY FCTR |
| JRE | JANUS DETROIT STR TR HENDERSON US REL |
| JRI | NUVEEN REAL ASSET INCOME & GRO COM |
| JRJC | CHINA FIN ONLINE CO LTD SPONSORD ADS NEW |
| JRO | NUVEEN FLOATING RATE INCOME OP COM SHS |
| JRS | NUVEEN REAL ESTATE INCOME FD COM |
| JRSH | JERASH HLDGS US INC COM |
| JRVR | JAMES RIV GROUP LTD COM |
| JSCP | J P MORGAN EXCHANGE-TRADED FD SHORT DURA CORE |
| JSD | NUVEEN SHORT DURATION CR OPPOR COM |
| JSM | NAVIENT CORPORATION SR NT 6% 121543 |
| JSMD | JANUS DETROIT STR TR HENDERSN SML ETF |
| JSML | JANUS DETROIT STR TR HENDERSN CAP ETF |
| JSTC | TIDAL ETF TR ADASINA SOCIAL |
| JT | JIANPU TECHNOLOGY INC ADS COMMON |
| JTA | NUVEEN TX ADV TOTAL RET STRGY COM |
| JTD | NUVEEN TAX-ADVANTAGED DIVID GR COM |
| JUGGU | JAWS JUGGERNAUT ACQUISITN CORP UNIT EX 061726 |
| JUPW | JUPITER WELLNESS INC COM NEW |
| JUPWW | JUPITER WELLNESS INC WT EXP 061725 |
| JUST | GOLDMAN SACHS ETF TR JUST US LRG CP |
| JVA | COFFEE HLDG CO INC COM |

| | |
|---|---|
| JVAL | J P MORGAN EXCHANGE-TRADED FD US VALUE FACTR |
| JW.A | WILEY JOHN & SONS INC CL A |
| JW.B | WILEY JOHN & SONS INC CL B |
| JWEL | JOWELL GLOBAL LTD SHS |
| JWN | NORDSTROM INC COM |
| JWSM | JAWS MUSTANG ACQUISITION CORP SHS CL A |
| JWSM+ | JAWS MUSTANG ACQUISITION CORP WT EXP 013026 |
| JWSM= | JAWS MUSTANG ACQUISITION CORP UNIT |
| JXI | ISHARES TR GLOB UTILITS ETF |
| JYAC | JIYA ACQUISITION CORP COM CL A |
| JYNT | JOINT CORP COM |
| JZXN | JIUZI HOLDINGS INC ORD SHS |
| K | KELLOGG CO COM |
| KAHC | KKR ACQUISITION HOLDING I CORP COM CLASS A |
| KAHC+ | KKR ACQUISITION HOLDING I CORP WT EXP |
| KAHC= | KKR ACQUISITION HOLDING I CORP UNIT |
| KAI | KADANT INC COM |
| KAII | KISMET ACQUISITION TWO CORP CL A SHS |
| KAIIU | KISMET ACQUISITION TWO CORP UNIT |
| KAIIW | KISMET ACQUISITION TWO CORP WT EXP 063026 |
| KAIR | KAIROS ACQUISITION CORP CL A SHS |
| KAIRU | KAIROS ACQUISITION CORP UNIT |
| KAIRW | KAIROS ACQUISITION CORP WT EXP 113027 |
| KALA | KALA PHARMACEUTICALS INC COM |
| KALL | KRANESHARES TR MSCI ALL CHINA |
| KALU | KAISER ALUMINUM CORP COM PAR $0.01 |
| KALV | KALVISTA PHARMACEUTICALS INC COM |
| KAMN | KAMAN CORP COM |
| KAR | KAR AUCTION SVCS INC COM |
| KARO | KAROOOOO LTD ORD SHS |
| KARS | KRANESHARES TR ELEC VEH FUTUR |
| KB | KB FINL GROUP INC SPONSORED ADR |
| KBA | KRANESHARES TR BOSERA MSCI CH |
| KBAL | KIMBALL INTL INC CL B |

| | |
|---|---|
| KBE | SPDR SER TR S&P BK ETF |
| KBH | KB HOME COM |
| KBND | KRANESHARES TR BBG CHINA BD |
| KBNT | KUBIENT INC COM |
| KBNTW | KUBIENT INC WT EXP 070925 |
| KBR | KBR INC COM |
| KBSF | KBS FASHION GROUP LTD COM NEW |
| KBUY | KRANESHARES TR CICC CN CONSUMER |
| KBWB | INVESCO EXCH TRADED FD TR II KBW BK ETF |
| KBWD | INVESCO EXCH TRADED FD TR II KBW HIG DV YLD |
| KBWP | INVESCO EXCH TRADED FD TR II KBW PPTY CASUT |
| KBWR | INVESCO EXCH TRADED FD TR II KBW REGL BKG |
| KBWY | INVESCO EXCH TRADED FD TR II KBW PREM YIELD |
| KC | KINGSOFT CLOUD HLDGS LTD ADS |
| KCAC | KENSINGTON CAPITAL ACQUISITION COM CL A |
| KCAC+ | KENSINGTON CAPITAL ACQUISITION WT EXP 022326 |
| KCAC= | KENSINGTON CAPITAL ACQUISITION UNIT |
| KCCB | KRANESHARES TR CCBS CHINA CP |
| KCE | SPDR SER TR S&P CAP MKTS |
| KDFI | KRANESHARES TR KYA DYNMC INC |
| KDMN | KADMON HLDGS INC COM |
| KDNY | CHINOOK THERAPEUTICS INC COM |
| KDP | KEURIG DR PEPPER INC COM |
| KE | KIMBALL ELECTRONICS INC COM |
| KEJI | GLOBAL X FDS CHINA INOVATION |
| KELYA | KELLY SVCS INC CL A |
| KELYB | KELLY SVCS INC CL B |
| KEMQ | KRANESHARES TR EMRNG MKT CONS |
| KEMX | KRANESHARES TR MSCI EMG EX CH |
| KEN | KENON HLDGS LTD SHS |
| KEP | KOREA ELEC PWR CORP SPONSORED ADR |
| KEQU | KEWAUNEE SCIENTIFIC CORP COM |
| KERN | AKERNA CORP COM |
| KERNW | AKERNA CORP WT EXP 061724 |

| | |
|---|---|
| KESG | KRANESHARES TR MSCI CN ESG LEAD |
| KEX | KIRBY CORP COM |
| KEY | KEYCORP COM |
| KEY-I | KEYCORP DEP SHS 1/40 E |
| KEY-J | KEYCORP DEP SHS PFD F |
| KEY-K | KEYCORP DP SHS PFD G |
| KEYS | KEYSIGHT TECHNOLOGIES INC COM |
| KF | KOREA FD INC COM NEW |
| KFFB | KENTUCKY FIRST FED BANCORP COM |
| KFRC | KFORCE INC COM |
| KFS | KINGSWAY FINL SVCS INC COM NEW |
| KFVG | KRANESHARES TR CICC CHIN 5G SEM |
| KFY | KORN FERRY COM NEW |
| KFYP | KRANESHARES TR CICC CHINA 100 |
| KGC | KINROSS GOLD CORP COM |
| KGRN | KRANESHARES TR MSCI CHINA CLEAN |
| KHC | KRAFT HEINZ CO COM |
| KIDS | ORTHOPEDIATRICS CORP COM |
| KIE | SPDR SER TR S&P INS ETF |
| KIII | KISMET ACQUISITION THREE CORP CL A SHARES |
| KIIIU | KISMET ACQUISITION THREE CORP UNIT |
| KIIIW | KISMET ACQUISITION THREE CORP WT EXP 063026 |
| KIM | KIMCO RLTY CORP COM |
| KIM-L | KIMCO RLTY CORP 5.125% DEP PFD L |
| KIM-M | KIMCO RLTY CORP 5.25% DEP SHS M |
| KIN | KINDRED BIOSCIENCES INC COM |
| KINS | KINGSTONE COS INC COM |
| KINZ | KINS TECHNOLOGY GROUP INC COM CL A |
| KINZU | KINS TECHNOLOGY GROUP INC UNIT EXP 101425 |
| KINZW | KINS TECHNOLOGY GROUP INC WT EXP 101425 |
| KIO | KKR INCOME OPPORTUNITIES FD COM |
| KIQ | KELSO TECHNOLOGIES INC COM NEW |
| KIRK | KIRKLANDS INC COM |
| KKR | KKR & CO INC COM |

| | |
|---|---|
| KKR-B | KKR & CO INC 6.50% PFD SER B |
| KKR-C | KKR & CO INC 6% MCONV PFD C |
| KKRS | KKR GROUP FIN CO IX LLC SUB NT 61 |
| KL | KIRKLAND LAKE GOLD LTD COM |
| KLAC | KLA CORP COM NEW |
| KLAQ | KL ACQUISITION CORP COM CL A |
| KLAQU | KL ACQUISITION CORP UNIT EX |
| KLAQW | KL ACQUISITION CORP WT EXP 011228 |
| KLCD | KRANESHARES TR LRG CAP QTY DIVD |
| KLDO | KALEIDO BIOSCIENCES INC COM |
| KLDW | INVESTMENT MANAGERS SER TR KNWLDL LD ETF |
| KLIC | KULICKE & SOFFA INDS INC COM |
| KLR | KALEYRA INC COM |
| KLR+ | KALEYRA INC WT EXP 112524 |
| KLXE | KLX ENERGY SERVICS HOLDNGS INC COM NEW |
| KMB | KIMBERLY-CLARK CORP COM |
| KMDA | KAMADA LTD SHS |
| KMED | KRANESHARES TR EMERGING MKTS |
| KMF | KAYNE ANDERSON NEXTGEN ENRGY COM |
| KMI | KINDER MORGAN INC DEL COM |
| KMLM | KRANESHARES TR KFA MOUNT LUCAS |
| KMPH | KEMPHARM INC COM NEW |
| KMPR | KEMPER CORP COM |
| KMT | KENNAMETAL INC COM |
| KMX | CARMAX INC COM |
| KN | KNOWLES CORP COM |
| KNBE | KNOWBE4 INC CL A |
| KNDI | KANDI TECHNOLOGIES GROUP INC COM |
| KNL | KNOLL INC COM NEW |
| KNOP | KNOT OFFSHORE PARTNERS LP COM UNITS |
| KNSA | KINIKSA PHARMACEUTICALS LTD COM CL A |
| KNSL | KINSALE CAP GROUP INC COM |
| KNTE | KINNATE BIOPHARMA INC COM |
| KNX | KNIGHT-SWIFT TRANSN HLDGS INC CL A |

| | |
|---|---|
| KO | COCA COLA CO COM |
| KOD | KODIAK SCIENCES INC COM |
| KODK | EASTMAN KODAK CO COM NEW |
| KOF | COCA-COLA FEMSA SAB DE CV SPONSORD ADR REP |
| KOIN | EXCHANGE TRADED CONCEPTS TR CAPITAL LINK GBL |
| KOKU | DBX ETF TR XTRACKERS MSCI |
| KOLD | PROSHARES TR II ULSHT BLOOMB GAS |
| KOMP | SPDR SER TR S&P KENSHO NEW |
| KOP | KOPPERS HOLDINGS INC COM |
| KOPN | KOPIN CORP COM |
| KOR | CORVUS GOLD INC COM |
| KORP | AMERICAN CENTY ETF TR DIVERSIFID CRP |
| KORU | DIREXION SHS ETF TR DRX DLYSOKOR3X |
| KOS | KOSMOS ENERGY LTD COM |
| KOSS | KOSS CORP COM |
| KPLT | KATAPULT HOLDINGS INC COM |
| KPLTW | KATAPULT HOLDINGS INC WT EXP 060926 |
| KPTI | KARYOPHARM THERAPEUTICS INC COM |
| KR | KROGER CO COM |
| KRA | KRATON CORP COM |
| KRBN | KRANESHARES TR GLOBAL CARBON |
| KRBP | KIROMIC BIOPHARMA INC COM |
| KRC | KILROY RLTY CORP COM |
| KRE | SPDR SER TR S&P REGL BKG |
| KREF | KKR REAL ESTATE FIN TR INC COM |
| KREF-A | KKR REAL ESTATE FIN TR INC 6.5% SER A PFD |
| KRG | KITE RLTY GROUP TR COM NEW |
| KRKR | 36KR HOLDINGS INC SPONSORED ADS |
| KRMA | GLOBAL X FDS CONSCIOUS COS |
| KRMD | REPRO MED SYS INC COM |
| KRNL | KERNEL GROUP HOLDINGS INC CL A SHS |
| KRNLU | KERNEL GROUP HOLDINGS INC UNIT |
| KRNLW | KERNEL GROUP HOLDINGS INC WT EXP 020226 |
| KRNT | KORNIT DIGITAL LTD SHS |

| | |
|---|---|
| KRNY | KEARNY FINL CORP MD COM |
| KRO | KRONOS WORLDWIDE INC COM |
| KRON | KRONOS BIO INC COM |
| KROS | KEROS THERAPEUTICS INC COM |
| KRP | KIMBELL RTY PARTNERS LP UNIT |
| KRT | KARAT PACKAGING INC COM |
| KRTX | KARUNA THERAPEUTICS INC COM |
| KRUS | KURA SUSHI USA INC CL A COM |
| KRYS | KRYSTAL BIOTECH INC COM |
| KSA | ISHARES TR MSCI SAUDI ARBIA |
| KSCD | KRANESHARES TR SML CAP QTY DIVD |
| KSI | KADEM SUSTAINABLE IMPACT CORP CLASS A COM |
| KSICU | KADEM SUSTAINABLE IMPACT CORP UNIT EXP 031726 |
| KSICW | KADEM SUSTAINABLE IMPACT CORP WT EXP 031626 |
| KSM | DWS STRATEGIC MUN INCOME TR NE COM |
| KSMT | KISMET ACQUISITION ONE CORP SHS |
| KSMTU | KISMET ACQUISITION ONE CORP UNIT EX 080625 |
| KSMTW | KISMET ACQUISITION ONE CORP WT EXP |
| KSPN | KASPIEN HOLDINGS INC COM NEW |
| KSS | KOHLS CORP COM |
| KSTR | KRANESHARES TR SSE STAR MRKT 50 |
| KSU | KANSAS CITY SOUTHERN COM NEW |
| KSU- | KANSAS CITY SOUTHERN PFD 4% |
| KT | KT CORP SPONSORED ADR |
| KTB | KONTOOR BRANDS INC COM |
| KTCC | KEY TRONIC CORP COM |
| KTEC | KRANESHARES TR HANG SENG TECH |
| KTF | DWS MUN INCOME TR COM |
| KTH | CORTS TR PECO ENERGY CAP TRIII CORTS 8.00% |
| KTN | CREDIT-ENHANCED CORTS TR FOR A CORTS 8.205% |
| KTOS | KRATOS DEFENSE & SEC SOLUTIONS COM NEW |
| KTRA | KINTARA THERAPEUTICS INC COM |
| KUKE | KUKE MUSIC HLDG LTD SPONSORED ADS |
| KULR | KULR TECHNOLOGY GROUP INC COM |

| | |
|---|---|
| KURA | KURA ONCOLOGY INC COM |
| KURE | KRANESHARES TR MSCI ALL CHINA |
| KURI | ALKURI GLOBAL ACQUISITION CORP COM CL A |
| KURIU | ALKURI GLOBAL ACQUISITION CORP UNIT EX 010128 |
| KURIW | ALKURI GLOBAL ACQUISITION CORP WT EXP 020928 |
| KVHI | KVH INDS INC COM |
| KVLE | KRANESHARES TR KFA VAL LIN DYNM |
| KVSA | KHOSLA VENTURES ACQUISITION CO CL A |
| KVSB | KHOSLA VENTURES ACQUSTN CO II COM CL A |
| KVSC | KHOSLA VENTURES ACQUT CO III COM CL A |
| KW | KENNEDY-WILSON HOLDINGS INC COM |
| KWAC | KINGSWOOD ACQUISITION CORP COM CL A |
| KWAC+ | KINGSWOOD ACQUISITION CORP WT EXP 050127 |
| KWAC= | KINGSWOOD ACQUISITION CORP UNIT EX 050127 |
| KWEB | KRANESHARES TR CSI CHI INTERNET |
| KWR | QUAKER CHEM CORP COM |
| KXI | ISHARES TR GLB CNSM STP ETF |
| KXIN | KAIXIN AUTO HLDGS SHS |
| KYMR | KYMERA THERAPEUTICS INC COM |
| KYN | KAYNE ANDERSON ENERGY INFRSTR COM |
| KZIA | KAZIA THERAPEUTICS LTD SPONSORED ADR |
| KZR | KEZAR LIFE SCIENCES INC COM |
| L | LOEWS CORP COM |
| LAAAU | LAKESHORE ACQUISITION I CORP UNIT EX 060426 |
| LABD | DIREXION SHS ETF TR DAILY S&P BIOTEC |
| LABP | LANDOS BIOPHARMA INC COM |
| LABU | DIREXION SHS ETF TR SP BIOTCH BL NEW |
| LAC | LITHIUM AMERS CORP NEW COM NEW |
| LAD | LITHIA MTRS INC COM |
| LADR | LADDER CAP CORP CL A |
| LAIX | LAIX INC ADS |
| LAKE | LAKELAND INDS INC COM |
| LAMR | LAMAR ADVERTISING CO NEW CL A |
| LANC | LANCASTER COLONY CORP COM |

| | |
|---|---|
| LAND | GLADSTONE LD CORP COM |
| LANDM | GLADSTONE LD CORP 5.000% CUM PFD D |
| LANDO | GLADSTONE LD CORP PFD SER B 6% |
| LARK | LANDMARK BANCORP INC COM |
| LASR | NLIGHT INC COM |
| LATN | UNION ACQUISITION CORP II SHS |
| LATNU | UNION ACQUISITION CORP II UNIT |
| LATNW | UNION ACQUISITION CORP II WT EXP 040125 |
| LAUR | LAUREATE EDUCATION INC CL A |
| LAWS | LAWSON PRODS INC COM |
| LAZ | LAZARD LTD SHS A |
| LAZR | LUMINAR TECHNOLOGIES INC COM CL A |
| LAZY | LAZYDAYS HLDGS INC COM |
| LB | L BRANDS INC COM |
| LBAI | LAKELAND BANCORP INC COM |
| LBAY | TIDAL ETF TR LEATHERBACK LNG |
| LBC | LUTHER BURBANK CORP COM |
| LBJ | DIREXION SHS ETF TR DAILY LATIN AMER |
| LBPH | LONGBOARD PHARMACEUTICALS INC COM |
| LBPS | 4D PHARMA PLC SPONSORED ADS |
| LBPSW | 4D PHARMA PLC WT EXP 032226 |
| LBRDA | LIBERTY BROADBAND CORP COM SER A |
| LBRDK | LIBERTY BROADBAND CORP COM SER C |
| LBRDP | LIBERTY BROADBAND CORP CUM PFD SR A |
| LBRT | LIBERTY OILFIELD SVCS INC COM CL A |
| LBTYA | LIBERTY GLOBAL PLC SHS CL A |
| LBTYB | LIBERTY GLOBAL PLC SHS CL B |
| LBTYK | LIBERTY GLOBAL PLC SHS CL C |
| LC | LENDINGCLUB CORP COM NEW |
| LCA | LANDCADIA HOLDINGS IV INC CLASS A COM |
| LCAA | L CATTERTON ASIA ACQUISITION CLASS A ORD SHS |
| LCAAU | L CATTERTON ASIA ACQUISITION UNIT EXP 031126 |
| LCAAW | L CATTERTON ASIA ACQUISITION WT EXP 030826 |
| LCAHU | LANDCADIA HOLDINGS IV INC UNIT EX 050125 |

| | |
|---|---|
| LCAHW | LANDCADIA HOLDINGS IV INC WT EXP 032928 |
| LCAP | LIONHEART ACQUISITION CORP II COM CL A |
| LCAPU | LIONHEART ACQUISITION CORP II UNIT EX 081325 |
| LCAPW | LIONHEART ACQUISITION CORP II WT EXP 021426 |
| LCG | NORTHERN LTS FD TR IV STERLING CAPITAL |
| LCI | LANNET INC COM |
| LCII | LCI INDS COM |
| LCNB | LCNB CORP COM |
| LCR | LEUTHOLD FDS INC CORE ETF |
| LCTD | BLACKROCK ETF TRUST WORLD EX US CARB |
| LCTU | BLACKROCK ETF TRUST US CARBON TRANS |
| LCTX | LINEAGE CELL THERAPEUTICS INC COM |
| LCUT | LIFETIME BRANDS INC COM |
| LCY | LANDCADIA HOLDINGS III INC COM CL A |
| LCYAU | LANDCADIA HOLDINGS III INC UNIT EX |
| LCYAW | LANDCADIA HOLDINGS III INC WT EXP 100127 |
| LD | BARCLAYS BANK PLC ETN DJUBSLEAD 38 |
| LDEM | ISHARES TR ESG MSCI EM LDRS |
| LDHA | LDH GROWTH CORP I CLASS A ORD SHS |
| LDHAU | LDH GROWTH CORP I UNIT EX 031726 |
| LDHAW | LDH GROWTH CORP I WT EXP 031726 |
| LDI | LOANDEPOT INC COM CL A |
| LDL | LYDALL INC COM |
| LDOS | LEIDOS HOLDINGS INC COM |
| LDP | COHEN & STEERS LTD DURATION PF COM |
| LDRS | INNOVATOR ETFS TR IBD ETF LEADERS |
| LDSF | FIRST TR EXCHNG TRADED FD VIII LOW DUR STRTGC |
| LDUR | PIMCO ETF TR ENHNCD LW DUR AC |
| LE | LANDS END INC NEW COM |
| LEA | LEAR CORP COM NEW |
| LEAP | RIBBIT LEAP LTD SHS CL A |
| LEAP+ | RIBBIT LEAP LTD WT EXP 090925 |
| LEAP= | RIBBIT LEAP LTD UNIT EX 090925 |
| LECO | LINCOLN ELEC HLDGS INC COM |

| | |
|---|---|
| LEDS | SEMILEDS CORP COM NEW |
| LEE | LEE ENTERPRISES INC COM |
| LEG | LEGGETT & PLATT INC COM |
| LEGA | LEAD EDGE GROWTH OPRTUNTS LTD COM |
| LEGAU | LEAD EDGE GROWTH OPRTUNTS LTD UNIT EX 040126 |
| LEGAW | LEAD EDGE GROWTH OPRTUNTS LTD WT EXP 040126 |
| LEGH | LEGACY HOUSING CORP COM |
| LEGN | LEGEND BIOTECH CORP SPONSORED ADS |
| LEGO | LEGATO MERGER CORP COM |
| LEGOU | LEGATO MERGER CORP UNIT EX 123125 |
| LEGOW | LEGATO MERGER CORP WT EXP 123125 |
| LEGR | FIRST TR EXCHANGE-TRADED FD VI INDXX INOVTV ETF |
| LEJU | LEJU HLDGS LTD SPONSORED ADS |
| LEMB | ISHARES INC JP MORGAN EM ETF |
| LEN | LENNAR CORP CL A |
| LEN.B | LENNAR CORP CL B |
| LEO | BNY MELLON STRATEGIC MUNS INC COM |
| LESL | LESLIES INC COM |
| LEU | CENTRUS ENERGY CORP CL A |
| LEV | THE LION ELECTRIC COMPANY COMMON STOCK |
| LEV+ | THE LION ELECTRIC COMPANY WT EXP 050626 |
| LEVI | LEVI STRAUSS & CO NEW CL A COM STK |
| LEVL | LEVEL ONE BANCORP INC COM |
| LEVLP | LEVEL ONE BANCORP INC 7.5% DP SH PFD B |
| LEXX | LEXARIA BIOSCIENCE CORP COM NEW |
| LEXXW | LEXARIA BIOSCIENCE CORP WT EXP 011126 |
| LFC | CHINA LIFE INS CO LTD SPON ADR REP H |
| LFEQ | VANECK VECTORS ETF TR LONG TREND ETF |
| LFMD | LIFEMD INC COM |
| LFST | LIFESTANCE HEALTH GROUP INC COM |
| LFT | LUMENT FINANCE TRUST INC COM |
| LFT-A | LUMENT FINANCE TRUST INC 7.875% CUM PFD A |
| LFTR | LEFTERIS ACQUISITION CORP COM CL A |
| LFTRU | LEFTERIS ACQUISITION CORP UNIT EX |

| | |
|---|---|
| LFTRW | LEFTERIS ACQUISITION CORP WT EXP 102325 |
| LFUS | LITTELFUSE INC COM |
| LFVN | LIFEVANTAGE CORP COM NEW |
| LGAC | LAZARD GROWTH ACQUISITION CORP SHS |
| LGACU | LAZARD GROWTH ACQUISITION CORP UNIT |
| LGACW | LAZARD GROWTH ACQUISITION CORP WT EXP 021026 |
| LGBT | PROCURE ETF TR I LGBTQ+100ESG ETF |
| LGF.A | LIONS GATE ENTMNT CORP CL A VTG |
| LGF.B | LIONS GATE ENTMNT CORP CL B NON VTG |
| LGH | NORTHERN LTS FD TR III HCM DEFEN 500 |
| LGHL | LION GROUP HOLDING LTD ADS |
| LGHLW | LION GROUP HOLDING LTD WT EXP 061725 |
| LGI | LAZARD GLOBAL TOTAL RETURN & I COM |
| LGIH | LGI HOMES INC COM |
| LGL | LGL GROUP INC COM |
| LGL+ | LGL GROUP INC WT EXP 111625 |
| LGLV | SPDR SER TR SSGA US LRG ETF |
| LGND | LIGAND PHARMACEUTICALS INC COM NEW |
| LGO | LARGO RES LTD COM |
| LGOV | FIRST TR EXCHANGE-TRADED FD IV LNG DUR OPRTUN |
| LGV | LONGVIEW ACQUISITION CORP II COM CL A |
| LGV+ | LONGVIEW ACQUISITION CORP II WT EXP |
| LGV= | LONGVIEW ACQUISITION CORP II UNIT |
| LGVN | LONGEVERON INC COM |
| LH | LABORATORY CORP AMER HLDGS COM NEW |
| LHAA | LERER HIPPEAU ACQUISITION CORP CL A |
| LHC | LEO HLDGS CORP II COM CL A |
| LHC+ | LEO HLDGS CORP II WT EXP 010728 |
| LHC= | LEO HLDGS CORP II UNIT EX |
| LHCG | LHC GROUP INC COM |
| LHDX | LUCIRA HEALTH INC COM |
| LHX | L3HARRIS TECHNOLOGIES INC COM |
| LI | LI AUTO INC SPONSORED ADS |
| LIFE | ATYR PHARMA INC COM NEW |

| | |
|---|---|
| LII | LENNOX INTL INC COM |
| LIII | LEO HOLDINGS III CORP SHS CL A |
| LIII+ | LEO HOLDINGS III CORP WT EXP 030228 |
| LIII= | LEO HOLDINGS III CORP UNIT |
| LILA | LIBERTY LATIN AMERICA LTD COM CL A |
| LILAK | LIBERTY LATIN AMERICA LTD COM CL C |
| LIN | LINDE PLC SHS |
| LINC | LINCOLN EDL SVCS CORP COM |
| LIND | LINDBLAD EXPEDITIONS HLDGS INC COM |
| LINK | INTERLINK ELECTRS INC COM NEW |
| LIQT | LIQTECH INTL INC COM |
| LIT | GLOBAL X FDS LITHIUM BTRY ETF |
| LITB | LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR |
| LITE | LUMENTUM HLDGS INC COM |
| LITTU | LOGISTICS INNOVTN TECHNLGS CRP UNIT EX 061026 |
| LIVE | LIVE VENTURES INC COM NEW |
| LIVK | LIV CAP ACQUISITION CORP CL A |
| LIVKU | LIV CAP ACQUISITION CORP UNIT EX |
| LIVKW | LIV CAP ACQUISITION CORP WT EXP 121324 |
| LIVN | LIVANOVA PLC SHS |
| LIVX | LIVEXLIVE MEDIA INC COM NEW |
| LIXT | LIXTE BIOTECHNOLOGY HLDGS INC COM |
| LIXTW | LIXTE BIOTECHNOLOGY HLDGS INC WT EXP 010125 |
| LIZI | LIZHI INC ADS |
| LJAQ | LIGHTJUMP ACQUISITION CORP COM |
| LJAQU | LIGHTJUMP ACQUISITION CORP UNIT EX 010626 |
| LJAQW | LIGHTJUMP ACQUISITION CORP WT EXP 011226 |
| LJPC | LA JOLLA PHARMACEUTICAL CO COM PAR $.0001 2 |
| LKCO | LUOKUNG TECHNOLOGY CORP SHS |
| LKFN | LAKELAND FINL CORP COM |
| LKQ | LKQ CORP COM |
| LL | LUMBER LIQUIDATORS HLDGS INC COM |
| LLNW | LIMELIGHT NETWORKS INC COM |
| LLY | LILLY ELI & CO COM |

| | |
|---|---|
| LMACA | LIBERTY MEDIA ACQUISITION CORP COM SR A |
| LMACU | LIBERTY MEDIA ACQUISITION CORP UNIT EX 012226 |
| LMACW | LIBERTY MEDIA ACQUISITION CORP WT EXP 012226 |
| LMAO | LMF ACQUISITION OPPORTUNIT INC CL A COM |
| LMAOU | LMF ACQUISITION OPPORTUNIT INC UNIT |
| LMAOW | LMF ACQUISITION OPPORTUNIT INC WT EXP 012626 |
| LMAT | LEMAITRE VASCULAR INC COM |
| LMB | LIMBACH HLDGS INC COM |
| LMBS | FIRST TR EXCHANGE-TRADED FD IV FST LOW OPPT EFT |
| LMFA | LM FDG AMER INC COM |
| LMND | LEMONADE INC COM |
| LMNL | LIMINAL BIOSCIENCES INC COM |
| LMNR | LIMONEIRA CO COM |
| LMNX | LUMINEX CORP DEL COM |
| LMPX | LMP AUTOMOTIVE HLDGS INC COM |
| LMRK | LANDMARK INFRASTRCTUR PARTR LP COM UNIT LTD |
| LMRKN | LANDMARK INFRASTRCTUR PARTR LP 7% CNV PFD UNT C |
| LMRKO | LANDMARK INFRASTRCTUR PARTR LP 7.9% PFD UNIT B |
| LMRKP | LANDMARK INFRASTRCTUR PARTR LP 8% CUM PFD A |
| LMST | LIMESTONE BANCORP INC COM |
| LMT | LOCKHEED MARTIN CORP COM |
| LNC | LINCOLN NATL CORP IND COM |
| LND | BRASILAGRO COMPANHIA BRASILEIR SPONSORED ADR |
| LNDC | LANDEC CORP COM |
| LNFA | L&F ACQUISITION CORP SHS CL A |
| LNFA+ | L&F ACQUISITION CORP WT EXP 052327 |
| LNFA= | L&F ACQUISITION CORP UNIT EXP |
| LNG | CHENIERE ENERGY INC COM NEW |
| LNN | LINDSAY CORP COM |
| LNSR | LENSAR INC COM |
| LNT | ALLIANT ENERGY CORP COM |
| LNTH | LANTHEUS HLDGS INC COM |
| LOAN | MANHATTAN BRDG CAP INC COM |
| LOB | LIVE OAK BANCSHARES INC COM |

| | |
|---|---|
| LOCO | EL POLLO LOCO HLDGS INC COM |
| LODE | COMSTOCK MNG INC COM NEW |
| LOGC | LOGICBIO THERAPEUTICS INC COM |
| LOGI | LOGITECH INTL S A SHS |
| LOKB | LIVE OAK ACQUISITION CORP II COM CL A |
| LOKB+ | LIVE OAK ACQUISITION CORP II WT EXP 120725 |
| LOKB= | LIVE OAK ACQUISITION CORP II UNIT EX |
| LOKM | LIVE OAK MOBILITY ACQUISI CORP COM CL A |
| LOKM+ | LIVE OAK MOBILITY ACQUISI CORP WT EXP 030428 |
| LOKM= | LIVE OAK MOBILITY ACQUISI CORP UNUT EX 030128 |
| LOMA | LOMA NEGRA C I A S A MTN 144A SPONSORED ADS |
| LOOP | LOOP INDS INC COM |
| LOPE | GRAND CANYON ED INC COM |
| LOPP | GABELLI ETFS TRUST LOVE OUR PLANET |
| LORL | LORAL SPACE & COM INC COM |
| LOTZ | CARLOTZ INC COM CL A |
| LOTZW | CARLOTZ INC WT EXP 022626 |
| LOUP | INNOVATOR ETFS TR LOUP FRONTIER |
| LOV | SPARK NETWORKS SE SPONSORED ADR |
| LOVE | LOVESAC COMPANY COM |
| LOW | LOWES COS INC COM |
| LOWC | SPDR INDEX SHS FDS LOW CARBON ETF |
| LPCN | LIPOCINE INC NEW COM |
| LPG | DORIAN LPG LTD SHS USD |
| LPI | LAREDO PETROLEUM INC COM |
| LPL | LG DISPLAY CO LTD SPONS ADR REP |
| LPLA | LPL FINL HLDGS INC COM |
| LPRO | OPEN LENDING CORP COM CL A |
| LPSN | LIVEPERSON INC COM |
| LPTH | LIGHTPATH TECHNOLOGIES INC COM CL A |
| LPTX | LEAP THERAPEUTICS INC COM |
| LPX | LOUISIANA PAC CORP COM |
| LQD | ISHARES TR IBOXX INV CP ETF |
| LQDA | LIQUIDIA CORPORATION COM NEW |

| | |
|---|---|
| LQDB | ISHARES TR BBB RATED CORP |
| LQDH | ISHARES U S ETF TR INT RT HDG C B |
| LQDT | LIQUIDITY SVCS INC COM |
| LRCX | LAM RESEARCH CORP COM |
| LRGE | LEGG MASON ETF INVT TR CLEARBRIDEG LR |
| LRGF | ISHARES TR MSCI USA MULTIFT |
| LRMR | LARIMAR THERAPEUTICS INC COM |
| LRN | STRIDE INC COM |
| LRNZ | LISTED FD TR TRUESHS TECH AI |
| LSAF | TWO RDS SHARED TR LDRSHS ALPFACT |
| LSAQ | LIFESCI ACQUISITION II CORP COM |
| LSAT | TWO RDS SHARED TR LEASERSHS ALPHAF |
| LSBK | LAKE SHORE BANCORP INC COM |
| LSCC | LATTICE SEMICONDUCTOR CORP COM |
| LSEA | LANDSEA HOMES CORP COM |
| LSEAW | LANDSEA HOMES CORP WT EXP 010726 |
| LSF | LAIRD SUPERFOOD INC COM STK |
| LSI | LIFE STORAGE INC COM |
| LSPD | LIGHTSPEED POS INC SUB VTG SHS |
| LSST | NATIXIS ETF TR LOOMIS SAYLES |
| LSTR | LANDSTAR SYS INC COM |
| LSXMA | LIBERTY MEDIA CORP DEL COM A SIRIUSXM |
| LSXMB | LIBERTY MEDIA CORP DEL COM B SIRIUSXM |
| LSXMK | LIBERTY MEDIA CORP DEL COM C SIRIUSXM |
| LTBR | LIGHTBRIDGE CORP COM |
| LTC | LTC PPTYS INC COM |
| LTCH | LATCH INC COM |
| LTCHW | LATCH INC WT EXP 060426 |
| LTHM | LIVENT CORP COM |
| LTL | PROSHARES TR PSHS UL TELE ETF |
| LTPZ | PIMCO ETF TR 15+ YR US TIPS |
| LTRN | LANTERN PHARMA INC COM |
| LTRPA | LIBERTY TRIPADVISOR HLDGS INC COM SER A |
| LTRPB | LIBERTY TRIPADVISOR HLDGS INC COM SER B |

| | |
|---|---|
| LTRX | LANTRONIX INC COM NEW |
| LU | LUFAX HOLDING LTD ADS REP SHS CL A |
| LUB | LUBYS INC COM |
| LULU | LULULEMON ATHLETICA INC COM |
| LUMN | LUMEN TECHNOLOGIES INC COM |
| LUMO | LUMOS PHARMA INC COM |
| LUNA | LUNA INNOVATIONS INC COM |
| LUNG | PULMONX CORP COM |
| LUV | SOUTHWEST AIRLS CO COM |
| LUXA | LUX HEALTH TECH ACQUISITION CO COM CL A |
| LUXAU | LUX HEALTH TECH ACQUISITION CO UNIT EXP 113027 |
| LUXAW | LUX HEALTH TECH ACQUISITION CO WT EXP 113027 |
| LVHD | LEGG MASON ETF INVT TR L VOL H DIV ETF |
| LVOL | AMERICAN CENTY ETF TR LOW VOLATILITY |
| LVOX | LIVEVOX HOLDING INC COM CL A |
| LVOXU | LIVEVOX HOLDING INC UNIT EX 030824 |
| LVOXW | LIVEVOX HOLDING INC WT EXP 061826 |
| LVRA | LEVERE HOLDINGS CORP CLASS A ORD SHS |
| LVRAU | LEVERE HOLDINGS CORP UNIT EXP 030926 |
| LVRAW | LEVERE HOLDINGS CORP WT EXP 030926 |
| LVS | LAS VEGAS SANDS CORP COM |
| LVTX | LAVA THERAPEUTICS NV SHS |
| LW | LAMB WESTON HLDGS INC COM |
| LWAC | LOCUST WALK ACQUISITION CORP COM CL A |
| LWACU | LOCUST WALK ACQUISITION CORP UNIT EX 123125 |
| LWACW | LOCUST WALK ACQUISITION CORP WT EXP 123125 |
| LWAY | LIFEWAY FOODS INC COM |
| LX | LEXINFINTECH HLDGS LTD ADR |
| LXEH | LIXIANG ED HLDG CO LTD ADS |
| LXFR | LUXFER HOLDINGS PLC SHS |
| LXP | LEXINGTON REALTY TRUST COM |
| LXP-C | LEXINGTON REALTY TRUST PFD CONV SER C |
| LXRX | LEXICON PHARMACEUTICALS INC COM NEW |
| LXU | LSB INDS INC COM |

| | |
|---|---|
| LYB | LYONDELLBASELL INDUSTRIES N V SHS - A - |
| LYEL | LYELL IMMUNOPHARMA INC COM |
| LYFT | LYFT INC CL A COM |
| LYG | LLOYDS BANKING GROUP PLC SPONSORED ADR |
| LYL | DRAGON VICTORY INTL LTD SHS |
| LYRA | LYRA THERAPEUTICS INC COM |
| LYTS | LSI INDS INC OHIO COM |
| LYV | LIVE NATION ENTERTAINMENT INC COM |
| LZB | LA Z BOY INC COM |
| M | MACYS INC COM |
| MA | MASTERCARD INCORPORATED CL A |
| MAA | MID-AMER APT CMNTYS INC COM |
| MAA-I | MID-AMER APT CMNTYS INC PFD SER I |
| MAAC | MONTES ARCHIMEDES ACQUISITION COM CL A |
| MAACU | MONTES ARCHIMEDES ACQUISITION UNIT EXP 093025 |
| MAACW | MONTES ARCHIMEDES ACQUISITION WT EX |
| MAC | MACERICH CO COM |
| MACA | MORINGA ACQUISITION CORP CL A SHS |
| MACAU | MORINGA ACQUISITION CORP UNIT EX 021626 |
| MACAW | MORINGA ACQUISITION CORP WT EXP 022228 |
| MACC | MISSION ADVANCEMENT CORP CL A |
| MACC+ | MISSION ADVANCEMENT CORP WT EXP 030526 |
| MACC= | MISSION ADVANCEMENT CORP UNIT |
| MACK | MERRIMACK PHARMACEUTICALS INC COM NEW |
| MACQ | MCAP ACQUISITION CORP COM CL A |
| MACQU | MCAP ACQUISITION CORP UNIT EX 021830 |
| MACQW | MCAP ACQUISITION CORP WT EXP 030226 |
| MACU | MALLARD ACQUISITION CORP COM |
| MACUU | MALLARD ACQUISITION CORP UNIT EXP 063027 |
| MACUW | MALLARD ACQUISITION CORP WT EXP 063027 |
| MAG | MAG SILVER CORP COM |
| MAGS | MAGAL SECURITY SYS LTD ORD |
| MAIN | MAIN STR CAP CORP COM |
| MAN | MANPOWERGROUP INC WIS COM |

| | |
|---|---|
| MANH | MANHATTAN ASSOCIATES INC COM |
| MANT | MANTECH INTERNATIONAL CORP CL A |
| MANU | MANCHESTER UTD PLC NEW ORD CL A |
| MAPS | WM TECHNOLOGY INC COM |
| MAPSW | WM TECHNOLOGY INC WT EXP 061626 |
| MAQC | MAQUIA CAPITAL ACQUISITION CRP CLASS A COM |
| MAQCU | MAQUIA CAPITAL ACQUISITION CRP UNIT |
| MAQCW | MAQUIA CAPITAL ACQUISITION CRP WT EXP 050526 |
| MAR | MARRIOTT INTL INC NEW CL A |
| MARA | MARATHON DIGITAL HOLDINGS INC COM |
| MARB | FIRST TR EXCH TRADED FD III MERGER ARBITRA |
| MARK | REMARK HLDGS INC COM |
| MARPS | MARINE PETE TR UNIT BEN INT |
| MAS | MASCO CORP COM |
| MASI | MASIMO CORP COM |
| MASS | 908 DEVICES INC COM |
| MAT | MATTEL INC COM |
| MATW | MATTHEWS INTL CORP CL A |
| MATX | MATSON INC COM |
| MAV | PIONEER MUNICIPAL HIGH INCOME COM |
| MAX | MEDIAALPHA INC CL A |
| MAXN | MAXEON SOLAR TECHNOLOGIES LTD SHS |
| MAXR | MAXAR TECHNOLOGIES INC COM |
| MAYS | MAYS J W INC COM |
| MBAC | M3 BRIGADE ACQUISITION II CORP COM CL A |
| MBAC+ | M3 BRIGADE ACQUISITION II CORP WT EXP 030926 |
| MBAC= | M3 BRIGADE ACQUISITION II CORP UNIT |
| MBB | ISHARES TR MBS ETF |
| MBCN | MIDDLEFIELD BANC CORP COM NEW |
| MBI | MBIA INC COM |
| MBII | MARRONE BIO INNOVATIONS INC COM |
| MBIN | MERCHANTS BANCORP IND COM |
| MBINN | MERCHANTS BANCORP IND 6% FXD PFD SR C |
| MBINO | MERCHANTS BANCORP IND 6% DP SH PFD B |

| | |
|---|---|
| MBINP | MERCHANTS BANCORP IND 7% NCUM PFD A |
| MBIO | MUSTANG BIO INC COM |
| MBNKP | MEDALLION BK UTAH 8% PFD SER F |
| MBOT | MICROBOT MED INC COM NEW |
| MBOX | ALPHA ARCHITECT ETF TR FREEDOM DAY |
| MBRX | MOLECULIN BIOTECH INC COM |
| MBSD | FLEXSHARES TR DISCP DUR MBS |
| MBT | MOBILE TELESYSTEMS PJSC SPONSORED ADR |
| MBTC | NOCTURNE ACQUISITION CORP ORDINARY SHARES |
| MBTCR | NOCTURNE ACQUISITION CORP RT |
| MBTCU | NOCTURNE ACQUISITION CORP UNIT EX 022526 |
| MBUU | MALIBU BOATS INC COM CL A |
| MBWM | MERCANTILE BK CORP COM |
| MC | MOELIS & CO CL A |
| MCA | BLACKROCK MUNIYIELD CALIF QUAL COM |
| MCAD | MOUNTAIN CREST ACQUSTN CORP II COM |
| MCADR | MOUNTAIN CREST ACQUSTN CORP II RT |
| MCADU | MOUNTAIN CREST ACQUSTN CORP II UNIT EX |
| MCAE | MOUNTAIN CREST ACQSTN CORP III COMMON STOCK |
| MCAER | MOUNTAIN CREST ACQSTN CORP III RT |
| MCAEU | MOUNTAIN CREST ACQSTN CORP III UNIT |
| MCB | METROPOLITAN BK HLDG CORP COM |
| MCBC | MACATAWA BK CORP COM |
| MCBS | METROCITY BANKSHARES INC COM |
| MCD | MCDONALDS CORP COM |
| MCEF | FIRST TR EXCHNG TRADED FD VIII MUN CEF IN OPT |
| MCF | CONTANGO OIL & GAS CO COM NEW |
| MCFE | MCAFEE CORP COM CL A |
| MCFT | MASTERCRAFT BOAT HLDGS INC COM |
| MCHI | ISHARES TR MSCI CHINA ETF |
| MCHP | MICROCHIP TECHNOLOGY INC. COM |
| MCHX | MARCHEX INC CL B |
| MCI | BARINGS CORPORATE INVS COM |
| MCK | MCKESSON CORP COM |

| | |
|---|---|
| MCMJ | MERIDA MERGER CORP I COM |
| MCMJW | MERIDA MERGER CORP I WT EXP 110726 |
| MCN | MADISON COVERED CALL & EQUITY COM |
| MCO | MOODYS CORP COM |
| MCR | MFS CHARTER INCOME TR SH BEN INT |
| MCRB | SERES THERAPEUTICS INC COM |
| MCRI | MONARCH CASINO & RESORT INC COM |
| MCRO | INDEXIQ ETF TR HDG MACTRK ETF |
| MCS | MARCUS CORP DEL COM |
| MCW | MISTER CAR WASH INC COM |
| MCY | MERCURY GENL CORP NEW COM |
| MD | MEDNAX INC COM |
| MDB | MONGODB INC CL A |
| MDC | M D C HLDGS INC COM |
| MDCA | MDC PARTNERS INC. CL A SUB VTG |
| MDGL | MADRIGAL PHARMACEUTICALS INC COM |
| MDGS | MEDIGUS LTD SPONSORED ADS |
| MDGSW | MEDIGUS LTD WT C EXP 072323 |
| MDH | MDH ACQUISITION CORP COM CL A |
| MDH+ | MDH ACQUISITION CORP WT EXP 020228 |
| MDH= | MDH ACQUISITION CORP UNIT |
| MDIA | MEDIACO HLDG INC CL A |
| MDIV | FIRST TR EXCHANGE-TRADED FD VI MULTI ASSET DI |
| MDJH | MDJM LTD SHS |
| MDLA | MEDALLIA INC COM |
| MDLQ | MEDLEY LLC NT 24 |
| MDLX | MEDLEY LLC SR NT 26 |
| MDLY | MEDLEY MGMT INC CL A COM |
| MDLZ | MONDELEZ INTL INC CL A |
| MDNA | MEDICENNA THERAPEUTICS CORP COM |
| MDP | MEREDITH CORP COM |
| MDRR | MEDALIST DIVERSIFIED REIT INC COM |
| MDRRP | MEDALIST DIVERSIFIED REIT INC 8% SER A PFD STK |
| MDRX | ALLSCRIPTS HEALTHCARE SOLUTNS COM |

| | |
|---|---|
| MDT | MEDTRONIC PLC SHS |
| MDU | MDU RES GROUP INC COM |
| MDVL | MEDAVAIL HOLDINGS INC COM |
| MDWD | MEDIWOUND LTD ORD SHS |
| MDWT | MIDWEST HLDG INC COM NEW |
| MDXG | MIMEDX GROUP INC COM |
| MDY | SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP |
| MDYG | SPDR SER TR S&P 400 MDCP GRW |
| MDYV | SPDR SER TR S&P 400 MDCP VAL |
| ME | 23ANDME HOLDING CO CLASS A COM |
| MEC | MAYVILLE ENGR CO INC COM |
| MED | MEDIFAST INC COM |
| MEDP | MEDPACE HLDGS INC COM |
| MEDS | TRXADE HEALTH INC |
| MEG | MONTROSE ENVIRONMENTAL GROUP I COM |
| MEI | METHODE ELECTRS INC COM |
| MEIP | MEI PHARMA INC COM NEW |
| MELI | MERCADOLIBRE INC COM |
| MEOH | METHANEX CORP COM |
| MER-K | BK OF AMERICA CORP INCM CP OBG NT |
| MERC | MERCER INTL INC COM |
| MESA | MESA AIR GROUP INC COM NEW |
| MESO | MESOBLAST LTD SPONS ADR |
| MET | METLIFE INC COM |
| MET-A | METLIFE INC PFD A FLT RATE |
| MET-E | METLIFE INC 5.625 NCUM PFD E |
| MET-F | METLIFE INC 4.75% DP PFD F |
| METC | RAMACO RES INC COM |
| METX | METEN EDTECHX ED GROUP LTD ORD SHS |
| METXW | METEN EDTECHX ED GROUP LTD WT EXP 033125 |
| MEUSW | 23ANDME HOLDING CO WT EXP 061626 |
| MEXX | DIREXION SHS ETF TR DLY MSCI MX 3X |
| MF | MISSFRESH LTD ADS |
| MFA | MFA FINL INC COM |

| | |
|---|---|
| MFA-B | MFA FINL INC PFD SER B |
| MFA-C | MFA FINL INC 6.50 PFD SER C |
| MFC | MANULIFE FINL CORP COM |
| MFD | MACQUARIE / FIRST TR GLOBAL IN COM |
| MFDX | PIMCO EQUITY SER RAFI DYN MULTI |
| MFEM | PIMCO EQUITY SER RAFI DYN EMERG |
| MFG | MIZUHO FINANCIAL GROUP INC SPONSORED ADR |
| MFGP | MICRO FOCUS INTL PLC SPON ADR NEW |
| MFH | MERCURITY FINTECH HOLDING INC SPONSORED ADS |
| MFIN | MEDALLION FINL CORP COM |
| MFL | BLACKROCK MUNIHLDS INVSTM QLTY COM |
| MFM | MFS MUN INCOME TR SH BEN INT |
| MFNC | MACKINAC FINL CORP COM |
| MFUS | PIMCO EQUITY SER RAFI DYN ML US |
| MFV | MFS SPL VALUE TR SH BEN INT |
| MG | MISTRAS GROUP INC COM |
| MGA | MAGNA INTL INC COM |
| MGC | VANGUARD WORLD FD MEGA CAP INDEX |
| MGEE | MGE ENERGY INC COM |
| MGF | MFS GOVT MKTS INCOME TR SH BEN INT |
| MGI | MONEYGRAM INTL INC COM NEW |
| MGIC | MAGIC SOFTWARE ENTERPRISES LTD ORD |
| MGK | VANGUARD WORLD FD MEGA GRWTH IND |
| MGLN | MAGELLAN HEALTH INC COM NEW |
| MGM | MGM RESORTS INTERNATIONAL COM |
| MGMT | UNIFIED SER TR BALLAST SMLMD CP |
| MGNI | MAGNITE INC COM |
| MGNX | MACROGENICS INC COM |
| MGP | MGM GROWTH PPTYS LLC CL A COM |
| MGPI | MGP INGREDIENTS INC NEW COM |
| MGR | AFFILIATED MANAGERS GROUP INC 5.875 NT SB 59 |
| MGRB | AFFILIATED MANAGERS GROUP INC JR SUB NT 60 |
| MGRC | MCGRATH RENTCORP COM |
| MGTA | MAGENTA THERAPEUTICS INC COM |

| | |
|---|---|
| MGTX | MEIRAGTX HLDGS PLC COM |
| MGU | MACQUARIE GLOBAL INFRASTRUCTUR COM |
| MGV | VANGUARD WORLD FD MEGA CAP VAL ETF |
| MGY | MAGNOLIA OIL & GAS CORP CL A |
| MGYR | MAGYAR BANCORP INC COM |
| MH-A | MAIDEN HOLDINGS LTD PREF SHS SER A |
| MH-C | MAIDEN HOLDINGS LTD PFD SHS SER C |
| MH-D | MAIDEN HOLDINGS LTD PFD SERIES D |
| MHD | BLACKROCK MUNIHOLDINGS FD INC COM |
| MHF | WESTERN ASSET MUN HIGH INCOME COM |
| MHH | MASTECH DIGITAL INC COM |
| MHI | PIONEER MUNICIPAL HIGH INCOME COM SHS |
| MHK | MOHAWK INDS INC COM |
| MHLA | MAIDEN HLDGS LTD 6.625 NT 2046 |
| MHLD | MAIDEN HOLDINGS LTD SHS |
| MHN | BLACKROCK MUNIHLDGS NY QLTY FD COM |
| MHNC | MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43 |
| MHO | M/I HOMES INC COM |
| MIC | MACQUARIE INFRASTRUCTURE CORP COM |
| MICT | MICT INC COM |
| MID | AMERICAN CENTY ETF TR MID CAP GRW IMP |
| MIDD | MIDDLEBY CORP COM |
| MIDE | DBX ETF TR XTRACKERS S&P MD |
| MIDF | ISHARES TR MSCI USA MID CP |
| MIDU | DIREXION SHS ETF TR DLY MIDCAP ETF3X |
| MIE | COHEN & STEERS MLP INCOME & EN COM SHS |
| MILE | METROMILE INC COM |
| MILEW | METROMILE INC WT EXP 020926 |
| MILN | GLOBAL X FDS MILLENNIAL CONSU |
| MIME | MIMECAST LTD ORD SHS |
| MIN | MFS INTER INCOME TR SH BEN INT |
| MINC | ADVISORSHARES TR NEWFLT MULSINC |
| MIND | MIND TECHNOLOGY INC COM |
| MINDP | MIND TECHNOLOGY INC 9.00% CUM PFD A |

| | |
|---|---|
| MINT | PIMCO ETF TR ENHAN SHRT MA AC |
| MIRM | MIRUM PHARMACEUTICALS INC COM |
| MIRO | MIROMATRIX MED INC COM |
| MIST | MILESTONE PHARMACEUTICALS INC COM |
| MIT | MASON INDUSTRIAL TECHNOLGY INC COM CL A |
| MIT+ | MASON INDUSTRIAL TECHNOLGY INC WT EXP |
| MIT= | MASON INDUSTRIAL TECHNOLGY INC UNIT |
| MITAU | COLISEUM ACQUISITION CORP UNIT EX 040228 |
| MITC | MEATECH 3D LTD SPONSORED ADS |
| MITK | MITEK SYS INC COM NEW |
| MITO | STEALTH BIOTHERAPEUTICS CORP SPONSORED ADS |
| MITQ | MOVING IMAGE TECHNOLOGIES LLC |
| MITT | AG MTG INVT TR INC COM |
| MITT-A | AG MTG INVT TR INC 8.25% PFD SER A |
| MITT-B | AG MTG INVT TR INC PFD SER B 8.00% |
| MITT-C | AG MTG INVT TR INC 8% CUM PFD SER C |
| MIXT | MIX TELEMATICS LTD SPONSORED ADR |
| MIY | BLACKROCK MUNIYLD MICH QLTY FD COM |
| MJ | ETF MANAGERS TR ETFMG ALTR HRVST |
| MJJ | BANK OF MONTREAL NT LKD 39 |
| MJO | BANK OF MONTREAL ENT LKD 39 |
| MJUS | ETF MANAGERS TR ETFMG US ALTER |
| MKC | MCCORMICK & CO INC COM NON VTG |
| MKC.V | MCCORMICK & CO INC COM VTG |
| MKD | MOLECULAR DATA INC SPONSORED ADS |
| MKGI | MONAKER GROUP INC COM NEW |
| MKL | MARKEL CORP COM |
| MKSI | MKS INSTRS INC COM |
| MKTX | MARKETAXESS HLDGS INC COM |
| MKTY | MECHANICAL TECHNOLOGY INC COM NEW |
| MLAB | MESA LABS INC COM |
| MLAC | MALACCA STRAITS ACQUISITION CO COM CL A |
| MLACU | MALACCA STRAITS ACQUISITION CO UNIT |
| MLACW | MALACCA STRAITS ACQUISITION CO WT EXP |

| | |
|---|---|
| MLCO | MELCO RESORTS AND ENTMNT LTD ADR |
| MLHR | MILLER HERMAN INC COM |
| MLI | MUELLER INDS INC COM |
| MLM | MARTIN MARIETTA MATLS INC COM |
| MLP | MAUI LD & PINEAPPLE INC COM |
| MLPA | GLOBAL X FDS GLBL X MLP ETF |
| MLPB | UBS AG LONDON BRANCH ETRACS ALER MLP |
| MLPO | CREDIT SUISSE NASSAU BRANCH ETN LKD 34 |
| MLPR | UBS AG LONDON BRANCH ETRACS LKD ETN |
| MLPX | GLOBAL X FDS GLB X MLP ENRG I |
| MLR | MILLER INDS INC TENN COM NEW |
| MLSS | MILESTONE SCIENTIFIC INC COM NEW |
| MLVF | MALVERN BANCORP INC COM |
| MMAC | MMA CAPITAL HOLDINGS INC COM |
| MMAT | META MATERIALS INC COM |
| MMC | MARSH & MCLENNAN COS INC COM |
| MMD | MAINSTAY MACKAY DEFINEDTERM MU COM |
| MMI | MARCUS & MILLICHAP INC COM |
| MMIN | INDEXIQ ACTIVE ETF TR IQ MACKAY INSRED |
| MMIT | INDEXIQ ACTIVE ETF TR IQ MACKAY INTRME |
| MMLG | FIRST TR EXCHNG TRADED FD VIII MLT MNGD LRG GRW |
| MMLP | MARTIN MIDSTREAM PRTNRS L P UNIT L P INT |
| MMM | 3M CO COM |
| MMP | MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP |
| MMS | MAXIMUS INC COM |
| MMSI | MERIT MED SYS INC COM |
| MMT | MFS MULTIMARKET INCOME TR SH BEN INT |
| MMTM | SPDR SER TR S&P1500MOMTILT |
| MMU | WESTERN ASSET MANAGED MUNS FD COM |
| MMX | MAVERIX METALS INC COM NEW |
| MMYT | MAKEMYTRIP LIMITED MAURITIUS SHS |
| MN | MANNING & NAPIER INC CL A |
| MNA | INDEXIQ ETF TR IQ MRGR ARB ETF |
| MNDO | MIND C T I LTD ORD |

| | |
|---|---|
| MNDY | MONDAY COM LTD SHS |
| MNKD | MANNKIND CORP COM NEW |
| MNMD | MIND MEDICINE MINDMED INC COM SUB VTG |
| MNOV | MEDICINOVA INC COM NEW |
| MNP | WESTERN ASSET MUN PARTNERS FD COM |
| MNPR | MONOPAR THERAPEUTICS INC COM |
| MNR | MONMOUTH REAL ESTATE INVT CORP CL A |
| MNR-C | MONMOUTH REAL ESTATE INVT CORP PFD SER C |
| MNRL | BRIGHAM MINERALS INC CL A COM |
| MNRO | MONRO INC COM |
| MNSB | MAINSTREET BANCSHARES INC COM |
| MNSBP | MAINSTREET BANCSHARES INC 7.5% DP SH PFD A |
| MNSO | MINISO GROUP HLDG LTD SPONSORED ADS |
| MNST | MONSTER BEVERAGE CORP NEW COM |
| MNTK | MONTAUK RENEWABLES INC COM |
| MNTV | MOMENTIVE GLOBAL INC COM |
| MNTX | MANITEX INTL INC COM |
| MO | ALTRIA GROUP INC COM |
| MOD | MODINE MFG CO COM |
| MODN | MODEL N INC COM |
| MODV | MODIVCARE INC COM |
| MOFG | MIDWESTONE FINL GROUP INC NEW COM |
| MOG.A | MOOG INC CL A |
| MOG.B | MOOG INC CL B |
| MOGO | MOGO INC COM |
| MOGU | MOGU INC SPON ADS |
| MOH | MOLINA HEALTHCARE INC COM |
| MOHO | ECMOHO LTD SPONSORED ADS |
| MOLN | MOLECULAR PARTNERS AG ADS |
| MOMO | MOMO INC ADR |
| MON | MONUMENT CIRCLE ACQUISITN CORP COM CL A |
| MONCU | MONUMENT CIRCLE ACQUISITN CORP UNIT EX 011426 |
| MONCW | MONUMENT CIRCLE ACQUISITN CORP WT EXP 011426 |
| MOO | VANECK VECTORS ETF TR AGRIBUSINESS ETF |

| | |
|---|---|
| MOON | DIREXION SHS ETF TR MOONSHOT INNOVAT |
| MOR | MORPHOSYS AG SPONSORED ADS |
| MORF | MORPHIC HLDG INC COM |
| MORN | MORNINGSTAR INC COM |
| MORT | VANECK VECTORS ETF TR MTG REIT INCOME |
| MOS | MOSAIC CO NEW COM |
| MOSY | MOSYS INC COM |
| MOTN | MOTION ACQUISITION CORP COM CL A |
| MOTNU | MOTION ACQUISITION CORP UNIT EXP 101425 |
| MOTNW | MOTION ACQUISITION CORP WT EXP 100227 |
| MOTO | GUINNESS ATKINSON FDS SMARTETF TRASP |
| MOTS | MOTUS GI HLDGS INC COM |
| MOTV | MOTIVE CAPITAL CORP SHS CL A |
| MOTV+ | MOTIVE CAPITAL CORP WT EXP 123127 |
| MOTV= | MOTIVE CAPITAL CORP UNIT |
| MOV | MOVADO GROUP INC COM |
| MOVE | MOVANO INC COM |
| MOXC | MOXIAN INC COM |
| MP | MP MATERIALS CORP COM CL A |
| MPA | BLACKROCK MUNIYIELD PA QLTY FD COM |
| MPAA | MOTORCAR PTS AMER INC COM |
| MPAC | MODEL PERFORMANCE ACQU CORP CLASS A ORD SHS |
| MPACR | MODEL PERFORMANCE ACQU CORP RT |
| MPACU | MODEL PERFORMANCE ACQU CORP UNIT EX 042926 |
| MPACW | MODEL PERFORMANCE ACQU CORP WT EXP 042926 |
| MPB | MID PENN BANCORP INC COM |
| MPC | MARATHON PETE CORP COM |
| MPLN | MULTIPLAN CORPORATION COM |
| MPLN+ | MULTIPLAN CORPORATION WT EXP 021325 |
| MPLX | MPLX LP COM UNIT REP LTD |
| MPV | BARINGS PARTN INVS SH BEN INT |
| MPW | MEDICAL PPTYS TRUST INC COM |
| MPWR | MONOLITHIC PWR SYS INC COM |
| MPX | MARINE PRODS CORP COM |

| | |
|---|---|
| MQ | MARQETA INC CLASS A COM |
| MQT | BLACKROCK MUNIYIELD QUALITY FD COM |
| MQY | BLACKROCK MUNIYILD QULT FD INC COM |
| MRAC | MARQUEE RAINE ACQUISITION CORP CL A SHS |
| MRACU | MARQUEE RAINE ACQUISITION CORP UNIT EXP 120125 |
| MRACW | MARQUEE RAINE ACQUISITION CORP WT EXP 120125 |
| MRAD | GUINNESS ATKINSON FDS SMARTETFS ADVER |
| MRAM | EVERSPIN TECHNOLOGIES INC COM |
| MRBK | MERIDIAN CORPORATION COM |
| MRC | MRC GLOBAL INC COM |
| MRCC | MONROE CAP CORP COM |
| MRCY | MERCURY SYS INC COM |
| MREO | MEREO BIOPHARMA GROUP PLC ADS |
| MRIN | MARIN SOFTWARE INC COM NEW |
| MRK | MERCK & CO INC COM |
| MRKR | MARKER THERAPEUTICS INC COM |
| MRLN | MARLIN BUSINESS SVCS CORP COM |
| MRM | MEDIROM HEALTHCARE TECH INC SPONSORED ADS |
| MRNA | MODERNA INC COM |
| MRNS | MARINUS PHARMACEUTICALS INC COM NEW |
| MRO | MARATHON OIL CORP COM |
| MRSN | MERSANA THERAPEUTICS INC COM |
| MRTN | MARTEN TRANS LTD COM |
| MRTX | MIRATI THERAPEUTICS INC COM |
| MRUS | MERUS N V COM |
| MRVI | MARAVAI LIFESCIENCES HLDGS INC COM CL A |
| MRVL | MARVELL TECHNOLOGY INC COM |
| MS | MORGAN STANLEY COM NEW |
| MS-A | MORGAN STANLEY PFD A 1/1000 |
| MS-E | MORGAN STANLEY DEP SHS 1/1000 E |
| MS-F | MORGAN STANLEY DEP SHS 1/1000TH |
| MS-I | MORGAN STANLEY DEP FIX/FLT |
| MS-K | MORGAN STANLEY SH NONCM PFD K |
| MS-L | MORGAN STANLEY 4.875 DP SH PF L |

| | |
|---|---|
| MSA | MSA SAFETY INC COM |
| MSAC | MEDICUS SCIENCES ACQUISITION C CL A SHS |
| MSACW | MEDICUS SCIENCES ACQUISITION C WT EXP 021226 |
| MSB | MESABI TR CTF BEN INT |
| MSBI | MIDLAND STS BANCORP INC ILL COM |
| MSC | STUDIO CITY INTL HLDGS LTD SPON ADS |
| MSCI | MSCI INC COM |
| MSD | MORGAN STANLEY EMKT DBT FD INC COM |
| MSDA | MSD ACQUISITION CORP CLASS A ORD SHS |
| MSDAU | MSD ACQUISITION CORP UNIT EX 032526 |
| MSDAW | MSD ACQUISITION CORP WT EXP 032526 |
| MSEX | MIDDLESEX WTR CO COM |
| MSFT | MICROSOFT CORP COM |
| MSGE | MADISON SQUARE GRDN ENTERTNMNT CL A |
| MSGM | MOTORSPORT GAMES INC COM CL A |
| MSGN | MSG NETWORK INC CL A |
| MSGS | MADISON SQUARE GRDN SPRT CORP CL A |
| MSI | MOTOROLA SOLUTIONS INC COM NEW |
| MSM | MSC INDL DIRECT INC CL A |
| MSN | EMERSON RADIO CORP COM NEW |
| MSON | MISONIX INC COM |
| MSOS | ADVISORSHARES TR PURE US CANNABIS |
| MSP | DATTO HLDG CORP COM |
| MSTR | MICROSTRATEGY INC CL A NEW |
| MSVB | MID-SOUTHERN BANCORP INC COM |
| MT | ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH |
| MTA | METALLA RTY & STREAMING LTD COM NEW |
| MTAC | MEDTECH ACQUISITION CORP COM CL A |
| MTACU | MEDTECH ACQUISITION CORP UNIT EXP 121825 |
| MTACW | MEDTECH ACQUISITION CORP WT EXP 121825 |
| MTB | M & T BK CORP COM |
| MTBC | CARECLOUD INC COM |
| MTBCP | CARECLOUD INC 11% CUM PFD CL A |
| MTC | MMTEC INC SHS |

| | |
|---|---|
| MTCH | MATCH GROUP INC NEW COM |
| MTCN | ARCELORMITTAL SA LUXEMBOURG 5.5 NT LKD 23 |
| MTCR | METACRINE INC COM |
| MTD | METTLER TOLEDO INTERNATIONAL COM |
| MTDR | MATADOR RES CO COM |
| MTEM | MOLECULAR TEMPLATES INC COM |
| MTEX | MANNATECH INC COM NEW |
| MTG | MGIC INVT CORP WIS COM |
| MTGP | WISDOMTREE TR MORTGAGE PLUS BD |
| MTH | MERITAGE HOMES CORP COM |
| MTL | MECHEL PAO SPONSORED ADR NE |
| MTL- | MECHEL PAO SPON ADR PFD |
| MTLS | MATERIALISE NV SPONSORED ADS |
| MTN | VAIL RESORTS INC COM |
| MTNB | MATINAS BIOPHARMA HLDGS INC COM |
| MTOR | MERITOR INC COM |
| MTP | MIDATECH PHARMA PLC SPONSORED ADS |
| MTR | MESA RTY TR UNIT BEN INT |
| MTRN | MATERION CORP COM |
| MTRX | MATRIX SVC CO COM |
| MTSI | MACOM TECH SOLUTIONS HLDGS INC COM |
| MTSL | MER TELEMANAGEMENT SOLUTIONS SHS |
| MTUL | UBS AG LONDON BRANCH CAL LKD 51 |
| MTW | MANITOWOC CO INC COM NEW |
| MTX | MINERALS TECHNOLOGIES INC COM |
| MTZ | MASTEC INC COM |
| MU | MICRON TECHNOLOGY INC COM |
| MUA | BLACKROCK MUNIASSETS FD INC COM |
| MUB | ISHARES TR NATIONAL MUN ETF |
| MUC | BLACKROCK MUNIHLDNGS CALI QLTY COM |
| MUDS | MUDRICK CAPITAL ACQU CORP II COM CL A |
| MUDSU | MUDRICK CAPITAL ACQU CORP II UNIT EX |
| MUDSW | MUDRICK CAPITAL ACQU CORP II WT EXP 091027 |
| MUE | BLACKROCK MUNIHOLDINGS QUALITY COM |

| | |
|---|---|
| MUFG | MITSUBISHI UFJ FINL GROUP INC SPONSORED ADS |
| MUI | BLACKROCK MUNI INTER DR FD INC COM |
| MUJ | BLACKROCK MUNIHLDGS NJ QLTY FD COM |
| MUNI | PIMCO ETF TR INTER MUN BD ACT |
| MUR | MURPHY OIL CORP COM |
| MUSA | MURPHY USA INC COM |
| MUST | COLUMBIA ETF TR I MULTI SEC MUNI |
| MUX | MCEWEN MNG INC COM |
| MVBF | MVB FINL CORP COM |
| MVF | BLACKROCK MUNIVEST FD INC COM |
| MVIS | MICROVISION INC DEL COM NEW |
| MVO | MV OIL TR TR UNITS |
| MVP | LISTED FD TR ROUNDHILL MVP |
| MVRL | UBS AG LONDON BRANCH ETRACS LKD 50 |
| MVT | BLACKROCK MUNIVEST FD II INC COM |
| MVV | PROSHARES TR PSHS ULT MCAP400 |
| MWA | MUELLER WTR PRODS INC COM SER A |
| MX | MAGNACHIP SEMICONDUCTOR CORP N COM |
| MXC | MEXCO ENERGY CORP COM |
| MXDU | ETF SER SOLUTIONS NATIONWIDE MAX |
| MXE | MEXICO EQUITY & INCOME FD COM |
| MXF | MEXICO FD INC COM |
| MXI | ISHARES TR GLOBAL MATER ETF |
| MXIM | MAXIM INTEGRATED PRODS INC COM |
| MXL | MAXLINEAR INC COM |
| MYC | BLACKROCK MUNIYIELD CALIF FD I COM |
| MYD | BLACKROCK MUNIYIELD FD INC COM |
| MYE | MYERS INDS INC COM |
| MYFW | FIRST WESTN FINL INC COM |
| MYGN | MYRIAD GENETICS INC COM |
| MYI | BLACKROCK MUNIYIELD QUALITY FD COM |
| MYJ | BLACKROCK MUNIYIELD N J FD INC COM |
| MYMD | MYMD PHARMACEUTICALS INC COM |
| MYN | BLACKROCK MUNIYIELD N Y QUALIT COM |

| | |
|---|---|
| MYO | MYOMO INC COM NEW |
| MYOV | MYOVANT SCIENCES LTD COM |
| MYPS | PLAYSTUDIOS INC CLASS A COM |
| MYPSW | PLAYSTUDIOS INC WT EXP 061726 |
| MYRG | MYR GROUP INC DEL COM |
| MYSZ | MY SIZE INC COM NEW |
| MYTE | MYT NETHERLANDS PARENT B V ADS |
| MYY | PROSHARES TR PSHS SH MDCAP400 |
| MZZ | PROSHARES TR ULTSHT MIDCAP400 |
| NAAC | NORTH ATLANTIC ACQUISITN CORP CL A SHS |
| NAACU | NORTH ATLANTIC ACQUISITN CORP UNIT EX 102025 |
| NAACW | NORTH ATLANTIC ACQUISITN CORP WT EXP 102025 |
| NAC | NUVEEN CA QUALTY MUN INCOME FD COM |
| NACP | IMPACT SHS FDS I TR NAACP MINO ETF |
| NAD | NUVEEN QUALITY MUNCP INCOME FD COM |
| NAII | NATURAL ALTERNATIVES INTL INC COM NEW |
| NAIL | DBX ETF TR DALY HOM B&S BUL |
| NAK | NORTHERN DYNASTY MINERALS LTD COM NEW |
| NAKD | NAKED BRAND GROUP LIMITED SHS NEW |
| NAN | NUVEEN NEW YORK QLT MUN INC FD COM |
| NANR | SPDR INDEX SHS FDS S&P NORTH AMER |
| NAOV | NANOVIBRONIX INC COM |
| NAPA | DUCKHORN PORTFOLIO INC COM |
| NARI | INARI MED INC COM |
| NAT | NORDIC AMERICAN TANKERS LIMITE COM |
| NATH | NATHANS FAMOUS INC NEW COM |
| NATI | NATIONAL INSTRS CORP COM |
| NATR | NATURES SUNSHINE PRODS INC COM |
| NAUT | NAUTILUS BIOTECHNOLOGY INC COM |
| NAV | NAVISTAR INTL CORP NEW COM |
| NAV-D | NAVISTAR INTL CORP NEW PFD SR D CONV |
| NAVB | NAVIDEA BIOPHARMACEUTICALS INC COM NEW |
| NAVI | NAVIENT CORPORATION COM |
| NAZ | NUVEEN ARIZONA QLTY MUN INC FD COM |

| | |
|---|---|
| NBA | NEW BEGINNINGS ACQUISITION COR COM |
| NBA+ | NEW BEGINNINGS ACQUISITION COR WT EXP 110126 |
| NBA= | NEW BEGINNINGS ACQUISITION COR UNIT EX 110126 |
| NBB | NUVEEN TAXABLE MUNICPAL INM FD COM |
| NBEV | NEWAGE INC COM |
| NBH | NEUBERGER BERMAN MUN FD INC COM |
| NBHC | NATIONAL BK HLDGS CORP CL A |
| NBIX | NEUROCRINE BIOSCIENCES INC COM |
| NBN | NORTHEAST BK LEWISTON ME COM |
| NBO | NEUBERGER BERMAN N Y MUN FD IN COM |
| NBR | NABORS INDUSTRIES LTD SHS |
| NBRV | NABRIVA THERAPEUTICS PLC SHS |
| NBSE | NEUBASE THERAPEUTICS INC COM |
| NBST | NEWBURY STREET ACQUISITN CORP COM |
| NBSTU | NEWBURY STREET ACQUISITN CORP UNIT EX 043028 |
| NBSTW | NEWBURY STREET ACQUISITN CORP WT EXP 043028 |
| NBTB | NBT BANCORP INC COM |
| NBTX | NANOBIOTIX SA SPONSORED ADS |
| NBW | NEUBERGER BRMAN CLIFRN MUNI FD COM |
| NBXG | NEUBERGER BERMAN NEXT GENERATI COMMON STOCK |
| NBY | NOVABAY PHARMACEUTICALS INC COM NEW |
| NC | NACCO INDS INC CL A |
| NCA | NUVEEN CALIFORNIA MUNI VLU FD COM STK |
| NCBS | NICOLET BANKSHARES INC COM |
| NCLH | NORWEGIAN CRUISE LINE HLDG LTD SHS |
| NCMI | NATIONAL CINEMEDIA INC COM |
| NCNA | NUCANA PLC SPONSORED ADR |
| NCNO | NCINO INC COM |
| NCR | NCR CORP NEW COM |
| NCSM | NCS MULTISTAGE HLDGS INC COM NEW |
| NCTY | THE9 LTD SPON ADS NEW |
| NCV | VIRTUS ALLIANZGI CONVERTIBLE COM |
| NCV-A | VIRTUS ALLIANZGI CONVERTIBLE 5.625% CUM PFD A |
| NCZ | VIRTUS ALLIANZGI CONVERTIBLE COM |

| | |
|---|---|
| NCZ-A | VIRTUS ALLIANZGI CONVERTIBLE 5.50% CUM PFD A |
| NDAC | NIGHTDRAGON ACQUISITION CORP CLASS A COM |
| NDACU | NIGHTDRAGON ACQUISITION CORP SCLEUNITEX022626 |
| NDACW | NIGHTDRAGON ACQUISITION CORP WT EXP 022626 |
| NDAQ | NASDAQ INC COM |
| NDLS | NOODLES & CO COM CL A |
| NDMO | NUVEEN DYNAMIC MUN OPPORTUNITI COM SHS |
| NDP | TORTOISE ENERGY INDEPENDENC FD COM |
| NDRA | ENDRA LIFE SCIENCES INC COM |
| NDRAW | ENDRA LIFE SCIENCES INC WT EX |
| NDSN | NORDSON CORP COM |
| NE | NOBLE CORP NEW SHS |
| NEA | NUVEEN AMT FREE QLTY MUN INCME COM |
| NEBC | NEBULA CARAVEL ACQUISITION COR COM CL A |
| NEBCU | NEBULA CARAVEL ACQUISITION COR UNIT EXP 120923 |
| NEBCW | NEBULA CARAVEL ACQUISITION COR WT EXP 100125 |
| NEE | NEXTERA ENERGY INC COM |
| NEE-K | NEXTERA ENERGY CAP HLDGS INC JR SUB DEB 76 |
| NEE-N | NEXTERA ENERGY CAP HLDGS INC FXD NT79 |
| NEE-O | NEXTERA ENERGY INC UNIT 09/01/22 |
| NEE-P | NEXTERA ENERGY INC UNIT 03/01/23 |
| NEE-Q | NEXTERA ENERGY INC UNIT 09/01/23 |
| NEGG | NEWEGG COMMERCE INC COMMON SHARES |
| NEM | NEWMONT CORP COM |
| NEN | NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT |
| NEO | NEOGENOMICS INC COM NEW |
| NEOG | NEOGEN CORP COM |
| NEON | NEONODE INC COM PAR |
| NEP | NEXTERA ENERGY PARTNERS LP COM UNIT PART IN |
| NEPH | NEPHROS INC COM |
| NEPT | NEPTUNE WELLNESS SOLUTIONS INC COM |
| NERD | LISTED FD TR ROUNDHILL BITK |
| NERV | MINERVA NEUROSCIENCES INC COM |
| NES | NUVERRA ENVIRONMENTAL SOLUTION COM PAR |

| | |
|---|---|
| NESR | NATIONAL ENERGY SERVICES REUNI SHS |
| NESRW | NATIONAL ENERGY SERVICES REUNI WT EXP 050522 |
| NET | CLOUDFLARE INC CL A COM |
| NETE | NET ELEMENT INC COM |
| NETI | ENETI INC COM |
| NETL | ETF SER SOLUTIONS NETLEASE CORP |
| NEU | NEWMARKET CORP COM |
| NEV | NUVEEN ENHANCED MUN VALUE FD COM |
| NEW | PUXIN LTD ADS |
| NEWA | NEWATER TECHNOLOGY INC SHS |
| NEWP | NEW PAC METALS CORP COM |
| NEWR | NEW RELIC INC COM |
| NEWT | NEWTEK BUSINESS SVCS CORP COM NEW |
| NEWTL | NEWTEK BUSINESS SVCS CORP NT LKD 24 |
| NEWTZ | NEWTEK BUSINESS SVCS CORP 5.50 NT 2026 |
| NEX | NEXTIER OILFIELD SOLUTIONS COM |
| NEXA | NEXA RES S A COM |
| NEXI | NEXIMMUNE INC COM |
| NEXT | NEXTDECADE CORP COM |
| NFBK | NORTHFIELD BANCORP INC DEL COM |
| NFE | NEW FORTRESS ENERGY INC COM CL A |
| NFG | NATIONAL FUEL GAS CO COM |
| NFH | NEW FRONTIER HEALTH CORP ORD SHS |
| NFH+ | NEW FRONTIER HEALTH CORP WT EXP 113024 |
| NFJ | VIRTUS DIVIDEND INTEREST & PR COM |
| NFLT | ETFIS SER TR I VIRTUS NEWFLEET |
| NFLX | NETFLIX INC COM |
| NFRA | FLEXSHARES TR STOXX GLOBR INF |
| NFTY | FIRST TR EXCH TRD ALPHDX FD II INDIA NFTY50 EQW |
| NG | NOVAGOLD RES INC COM NEW |
| NGAB | NORTHERN GENESIS ACQUISITION COMMON STOCK |
| NGAB+ | NORTHERN GENESIS ACQUISITION WT EXP 011526 |
| NGAB= | NORTHERN GENESIS ACQUISITION UNIT |
| NGAC | NEXTGEN ACQUISITION CORP CL A |

| | |
|---|---|
| NGACU | NEXTGEN ACQUISITION CORP UNIT EXP 112620 |
| NGACW | NEXTGEN ACQUISITION CORP WT EXP 100625 |
| NGC | NORTHERN GENESIS ACQU CORP III COM |
| NGC+ | NORTHERN GENESIS ACQU CORP III WT EXP 123127 |
| NGC= | NORTHERN GENESIS ACQU CORP III UNIT |
| NGCA | NEXTGEN ACQUISITION CORP II CLASS A ORD SHS |
| NGCAU | NEXTGEN ACQUISITION CORP II UNIT EX 032326 |
| NGCAW | NEXTGEN ACQUISITION CORP II WT EXP 032326 |
| NGD | NEW GOLD INC CDA COM |
| NGE | GLOBAL X FDS GBL X MSCI NIGER |
| NGG | NATIONAL GRID PLC SPONSORED ADR NE |
| NGL | NGL ENERGY PARTNERS LP COM UNIT REPST |
| NGL-B | NGL ENERGY PARTNERS LP PFD UNIT CL B |
| NGL-C | NGL ENERGY PARTNERS LP 9.625 PFD UNIT C |
| NGM | NGM BIOPHARMACEUTICALS INC COM |
| NGMS | NEOGAMES S A SHS |
| NGS | NATURAL GAS SVCS GROUP INC COM |
| NGVC | NATURAL GROCERS BY VITAMIN COT COM |
| NGVT | INGEVITY CORP COM |
| NH | NANTHEALTH INC COM |
| NHC | NATIONAL HEALTHCARE CORP COM |
| NHF | NEXPOINT STRATEGIC OPPORTES FD COM NEW |
| NHF-A | NEXPOINT STRATEGIC OPPORTES FD 5.5% CUM PRF A |
| NHI | NATIONAL HEALTH INVS INC COM |
| NHIC | NEWHOLD INVESTMENT CORP COM CL A |
| NHICU | NEWHOLD INVESTMENT CORP UNIT EXP 031025 |
| NHICW | NEWHOLD INVESTMENT CORP WT EXP 031025 |
| NHS | NEUBERGER BERMAN HIGH YIELD ST COM |
| NHTC | NATURAL HEALTH TRENDS CORP COM |
| NI | NISOURCE INC COM |
| NI-B | NISOURCE INC 6% DEP SHS PFD B |
| NIB | BARCLAYS BANK PLC ETN DJUBSCOCO 38 |
| NICE | NICE LTD SPONSORED ADR |
| NICK | NICHOLAS FINL INC BC COM NEW |

| | |
|---|---|
| NID | NUVEEN INTER DURATION MUN TERM COM |
| NIE | VIRTUS ALLIANZGI EQUITY & CONV COM |
| NIFE | DIREXION SHS ETF TR FALLEN KNIVES |
| NIM | NUVEEN SELECT MAT MUN FD SH BEN INT |
| NIMC | NISOURCE INC UNIT 12/01/23 |
| NINE | NINE ENERGY SERVICE INC COM |
| NIO | NIO INC SPON ADS |
| NIQ | NUVEEN INT DUR QUAL MUN TRM FD COM |
| NISN | NISUN INTL ENT DVPMT GP CO LTD COM CL A |
| NIU | NIU TECHNOLOGIES ADS |
| NJR | NEW JERSEY RES CORP COM |
| NKE | NIKE INC CL B |
| NKG | NUVEEN GEORGIA QLTY MUN INC FD COM |
| NKLA | NIKOLA CORP COM |
| NKSH | NATIONAL BANKSHARES INC VA COM |
| NKTR | NEKTAR THERAPEUTICS COM |
| NKTX | NKARTA INC COM |
| NKX | NUVEEN CALIFORNIA AMT QLT MUN COM |
| NL | NL INDS INC COM NEW |
| NLITU | NORTHERN LIGHTS ACQUISITN CORP UNIT EX 110127 |
| NLOK | NORTONLIFELOCK INC COM |
| NLR | VANECK VECTORS ETF TR URANIUM NUCLEAR |
| NLS | NAUTILUS INC COM |
| NLSN | NIELSEN HLDGS PLC SHS EUR |
| NLSP | NLS PHARMACEUTICS LTD SHS |
| NLSPW | NLS PHARMACEUTICS LTD WT EXP 092525 |
| NLTX | NEOLEUKIN THERAPEUTICS INC COM |
| NLY | ANNALY CAPITAL MANAGEMENT INC COM |
| NLY-F | ANNALY CAPITAL MANAGEMENT INC 6.95% PFD SER F |
| NLY-G | ANNALY CAPITAL MANAGEMENT INC PFD SER G |
| NLY-I | ANNALY CAPITAL MANAGEMENT INC 6.75% PFD SER I |
| NM | NAVIOS MARITIME HOLDINGS INC COM |
| NM-G | NAVIOS MARITIME HOLDINGS INC SPN ADS RP PFD G |
| NM-H | NAVIOS MARITIME HOLDINGS INC SPON ADR PFD H |

| | |
|---|---|
| NMCO | NUVEEN MUN CR OPPORTUNITIES FD COM |
| NMFC | NEW MTN FIN CORP COM |
| NMG | NOUVEAU MONDE GRAPHITE INC COM NEW |
| NMI | NUVEEN MUN INCOME FD INC COM |
| NMIH | NMI HLDGS INC CL A |
| NMK-B | NIAGARA MOHAWK PWR CORP PFD 3.60% |
| NMK-C | NIAGARA MOHAWK PWR CORP PFD 3.90% |
| NML | NEUBERGER BERMAN MLP & ENERGY COM |
| NMM | NAVIOS MARITIME PARTNERS L P COM UNIT LPI |
| NMMC | NORTH MOUNTAIN MERGER CORP COM CL A |
| NMMCU | NORTH MOUNTAIN MERGER CORP UNIT EXP 091625 |
| NMMCW | NORTH MOUNTAIN MERGER CORP WT EXP 091625 |
| NMR | NOMURA HLDGS INC SPONSORED ADR |
| NMRD | NEMAURA MED INC COM NEW |
| NMRK | NEWMARK GROUP INC CL A |
| NMS | NUVEEN MINN QUALITY MUN INM FD SHS |
| NMT | NUVEEN MASSACHUSETS QLT MUN FD COM |
| NMTC | NEUROONE MED TECHNOLOGIES CORP COM NEW |
| NMTR | 9 METERS BIOPHARMA INC COM |
| NMZ | NUVEEN MUN HIGH INCOME OPPORTU COM |
| NNA | NAVIOS MARITIME ACQUIS CORP SHS |
| NNBR | NN INC COM |
| NNDM | NANO DIMENSION LTD SPONSORD ADS NEW |
| NNI | NELNET INC CL A |
| NNN | NATIONAL RETAIL PROPERTIES INC COM |
| NNN-F | NATIONAL RETAIL PROPERTIES INC DEP SHS PFD F |
| NNOX | NANO X IMAGING LTD ORD SHS |
| NNVC | NANOVIRICIDES INC COM |
| NNY | NUVEEN N Y MUN VALUE FD COM |
| NOA | NORTH AMERN CONSTR GROUP LTD COM |
| NOAC | NATURAL ORDER ACQUISITION CORP COM |
| NOACU | NATURAL ORDER ACQUISITION CORP UNIT EX |
| NOACW | NATURAL ORDER ACQUISITION CORP WT EXP 091525 |
| NOAH | NOAH HLDGS LTD SPON ADS CL A |

| | |
|---|---|
| NOC | NORTHROP GRUMMAN CORP COM |
| NODK | NI HLDGS INC COM |
| NOG | NORTHERN OIL AND GAS INC MN COM |
| NOK | NOKIA CORP SPONSORED ADR |
| NOM | NUVEEN MISSOURI QLT MUN INC FD COM |
| NOMD | NOMAD FOODS LTD USD ORD SHS |
| NORW | GLOBAL X FDS GLBX MSCI NORW |
| NOTV | INOTIV INC COM |
| NOV | NOV INC COM |
| NOVA | SUNNOVA ENERGY INTL INC. COM |
| NOVN | NOVAN INC COM NEW |
| NOVT | NOVANTA INC COM |
| NOW | SERVICENOW INC COM |
| NP | NEENAH INC COM |
| NPCE | NEUROPACE INC COM |
| NPCT | NUVEEN CORE PLUS IMPACT FUND COM BEN INT |
| NPK | NATIONAL PRESTO INDS INC COM |
| NPO | ENPRO INDS INC COM |
| NPTN | NEOPHOTONICS CORP COM |
| NPV | NUVEEN VIRGINIA QLTY MUNCPL FD COM |
| NQP | NUVEEN PENNSYLVANIA QLT MUN FD COM |
| NR | NEWPARK RES INC COM PAR $.01NEW |
| NRAC | NOBLE ROCK ACQUISITION CORP CL A SHS |
| NRACU | NOBLE ROCK ACQUISITION CORP UNIT EX 013128 |
| NRACW | NOBLE ROCK ACQUISITION CORP WT EXP 013128 |
| NRBO | NEUROBO PHARMACEUTICALS INC COM |
| NRC | NATIONAL RESH CORP COM NEW |
| NREF | NEXPOINT REAL ESTATE FIN INC COM |
| NREF-A | NEXPOINT REAL ESTATE FIN INC 8.50% RED PFD A |
| NRG | NRG ENERGY INC COM NEW |
| NRGD | BANK OF MONTREAL BIG OIL INDX 3X |
| NRGU | BANK OF MONTREAL BIG OIL 3X LEV |
| NRGX | PIMCO ENERGY & TACTICAL CR OPP COM SHS BEN INT |
| NRIM | NORTHRIM BANCORP INC COM |

| | |
|---|---|
| NRIX | NURIX THERAPEUTICS INC COM |
| NRK | NUVEEN NEW YORK AMT QLT MUNICP COM |
| NRO | NEUBERGER BERMAN REAL ESTATE S COM |
| NRP | NATURAL RESOURCE PARTNERS L P COM UNIT LTD PAR |
| NRT | NORTH EUROPEAN OIL RTY TR SH BEN INT |
| NRUC | NATIONAL RURAL UTILS COOP FIN 5.5% SUB NT 64 |
| NRXP | NRX PHARMACEUTICALS INC COM |
| NRXPW | NRX PHARMACEUTICALS INC WT EXP 052426 |
| NRZ | NEW RESIDENTIAL INVT CORP COM NEW |
| NRZ-A | NEW RESIDENTIAL INVT CORP 7.50% PFD SER A |
| NRZ-B | NEW RESIDENTIAL INVT CORP 7.125 SR B PFD |
| NRZ-C | NEW RESIDENTIAL INVT CORP 6.375 PFD SER C |
| NS | NUSTAR ENERGY LP UNIT COM |
| NS-A | NUSTAR ENERGY LP PFD UNIT SER A |
| NS-B | NUSTAR ENERGY LP RED PFD SER B |
| NS-C | NUSTAR ENERGY LP 9.00% CUM PFD C |
| NSA | NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN |
| NSA-A | NATIONAL STORAGE AFFILIATES TR 6% PFD BEN INT A |
| NSC | NORFOLK SOUTHN CORP COM |
| NSEC | NATIONAL SEC GROUP INC COM |
| NSH | NAVSIGHT HLDGS INC CL A |
| NSH+ | NAVSIGHT HLDGS INC WT EXP 010130 |
| NSH= | NAVSIGHT HLDGS INC UNITS |
| NSIT | INSIGHT ENTERPRISES INC COM |
| NSL | NUVEEN SR INCOME FD COM |
| NSP | INSPERITY INC COM |
| NSPR | INSPIREMD INC COM |
| NSPRW | INSPIREMD INC WT EXP 070721 |
| NSPRZ | INSPIREMD INC WT B EXP 031422 |
| NSS | NUSTAR LOGISTICS L P SB NT FX/FL 43 |
| NSSC | NAPCO SEC TECHNOLOGIES INC COM |
| NSTB | NORTHERN STAR INVSTMNT CORP II COM CLASS A |
| NSTB+ | NORTHERN STAR INVSTMNT CORP II WT EXP 013128 |
| NSTB= | NORTHERN STAR INVSTMNT CORP II UNIT EX 013128 |

| | |
|---|---|
| NSTC | NORTHERN STAR INVEST CORP III COM CL A |
| NSTC+ | NORTHERN STAR INVEST CORP III WT EXP 022528 |
| NSTC= | NORTHERN STAR INVEST CORP III UNIT EX 022528 |
| NSTD | NORTHERN STAR INVEST CORP IV COM CL A |
| NSTD+ | NORTHERN STAR INVEST CORP IV WT EXP 022528 |
| NSTD= | NORTHERN STAR INVEST CORP IV UNIT EX 022528 |
| NSTG | NANOSTRING TECHNOLOGIES INC COM |
| NSYS | NORTECH SYS INC COM |
| NTAP | NETAPP INC COM |
| NTB | BANK OF NT BUTTERFIELD&SON LTD SHS NEW |
| NTCO | NATURA &CO HLDG S A ADS |
| NTCT | NETSCOUT SYS INC COM |
| NTEC | INTEC PHARMA LTD JERUSALEM SHS NEW |
| NTES | NETEASE INC SPONSORED ADS |
| NTG | TORTOISE MIDSTRM ENERGY FD INC COM |
| NTGR | NETGEAR INC COM |
| NTIC | NORTHERN TECHNOLOGIES INTL COR COM |
| NTIP | NETWORK-1 TECHNOLOGIES INC COM |
| NTLA | INTELLIA THERAPEUTICS INC COM |
| NTNX | NUTANIX INC CL A |
| NTP | NAM TAI PPTY INC SHS |
| NTR | NUTRIEN LTD COM |
| NTRA | NATERA INC COM |
| NTRS | NORTHERN TR CORP COM |
| NTRSO | NORTHERN TR CORP 4.7% DP SH PF E |
| NTSE | WISDOMTREE TR EMERGING MARKETS |
| NTSI | WISDOMTREE TR INTERNATIONL EFI |
| NTST | NETSTREIT CORP COM |
| NTSX | WISDOMTREE TR US EFFICIENT COR |
| NTUS | NATUS MED INC DEL COM |
| NTWK | NETSOL TECHNOLOGIES INC COM PAR $.001 |
| NTZ | NATUZZI S P A SPON ADS |
| NUAG | NUSHARES ETF TR NUVEEN ENHNC YLD |
| NUAN | NUANCE COMMUNICATIONS INC COM |

| | |
|---|---|
| NUBD | NUSHARES ETF TR NUVEEN ESG US |
| NUE | NUCOR CORP COM |
| NUGT | DIREXION SHS ETF TR DLY GOLD INDX 2X |
| NUHY | NUSHARES ETF TR ESG HI TLD CRP |
| NUO | NUVEEN OHIO QLTY MUN INCOME FD COM |
| NURO | NEUROMETRIX INC COM |
| NUS | NU SKIN ENTERPRISES INC CL A |
| NUSA | NUSHARES ETF TR NUVEEN ENHCD 1 5 |
| NUSI | ETF SER SOLUTIONS NATIONWIDE RSK |
| NUV | NUVEEN MUN VALUE FD INC COM |
| NUVA | NUVASIVE INC COM |
| NUVB | NUVATION BIO INC COM CL A |
| NUVB+ | NUVATION BIO INC WT EXP 070727 |
| NUW | NUVEEN AMT-FREE MUN VALUE FD COM |
| NUWE | NUWELLIS INC COM |
| NUZE | NUZEE INC COM NEW |
| NVAX | NOVAVAX INC COM NEW |
| NVCN | NEOVASC INC COM |
| NVCR | NOVOCURE LTD ORD SHS |
| NVDA | NVIDIA CORPORATION COM |
| NVEC | NVE CORP COM NEW |
| NVEE | NV5 GLOBAL INC COM |
| NVFY | NOVA LIFESTYLE INC COM NEW |
| NVG | NUVEEN AMT FREE MUN CR INC FD COM |
| NVGS | NAVIGATOR HLDGS LTD SHS |
| NVIV | INVIVO THERAPEUTICS HLDGS CORP COM |
| NVMI | NOVA MEASURING INSTRUMENTS LTD COM |
| NVO | NOVO-NORDISK A S ADR |
| NVOS | NOVO INTEGRATED SCIENCES INC COM NEW |
| NVQ | EXCHANGE LISTED FDS TR QRAFT AI ENANE |
| NVR | NVR INC COM |
| NVRO | NEVRO CORP COM |
| NVS | NOVARTIS AG SPONSORED ADR |
| NVSA | NEW VISTA ACQUISITION CORP CL A SHS |

| NVSAU | NEW VISTA ACQUISITION CORP UNIT EX 020126 |
|---|---|
| NVSAW | NEW VISTA ACQUISITION CORP WT EXP 020126 |
| NVST | ENVISTA HOLDINGS CORPORATION COM |
| NVT | NVENT ELECTRIC PLC SHS |
| NVTA | INVITAE CORP COM |
| NVVE | NUVVE HOLDING CORP COM |
| NVVEW | NUVVE HOLDING CORP WT EXP 031926 |
| NWBI | NORTHWEST BANCSHARES INC MD COM |
| NWE | NORTHWESTERN CORP COM NEW |
| NWFL | NORWOOD FINL CORP COM |
| NWG | NATWEST GROUP PLC SPONS ADR 2 ORD |
| NWHM | NEW HOME CO INC COM |
| NWL | NEWELL BRANDS INC COM |
| NWLI | NATIONAL WESTN LIFE GROUP INC CL A |
| NWN | NORTHWEST NAT HLDG CO COM |
| NWPX | NORTHWEST PIPE CO COM |
| NWS | NEWS CORP NEW CL B |
| NWSA | NEWS CORP NEW CL A |
| NX | QUANEX BLDG PRODS CORP COM |
| NXC | NUVEEN CALIF SELECT TAX FREE I SH BEN INT |
| NXE | NEXGEN ENERGY LTD COM |
| NXGN | NEXTGEN HEALTHCARE INC COM |
| NXJ | NUVEEN NEW JERSEY QULT MUN FD COM |
| NXN | NUVEEN N Y SELECT TAX FREE INC SH BEN INT |
| NXP | NUVEEN SELECT TAX-FREE INCOME SH BEN INT |
| NXPI | NXP SEMICONDUCTORS N V COM |
| NXQ | NUVEEN SELECT TAX FREE INCOME SH BEN INT |
| NXR | NUVEEN SELECT TAX FREE INCOME SH BEN INT |
| NXRT | NEXPOINT RESIDENTIAL TR INC COM |
| NXST | NEXSTAR MEDIA GROUP INC CL A |
| NXTC | NEXTCURE INC COM |
| NXTD | NXT-ID INC COM NEW |
| NXTG | FIRST TR EXCHANGE TRADED FD II INDXX NEXTG ETF |
| NXU | NOVUS CAPITAL CORPORATION II COM CL A |

| | |
|---|---|
| NXU+ | NOVUS CAPITAL CORPORATION II WT EXP 020226 |
| NXU= | NOVUS CAPITAL CORPORATION II UNIT |
| NYC | NEW YORK CITY REIT INC COM |
| NYCB | NEW YORK CMNTY BANCORP INC COM |
| NYCB-A | NEW YORK CMNTY BANCORP INC DEP SHS REPSTG A |
| NYCB-U | NEW YORK CMNTY CAP TR V UNIT 05/07/51 |
| NYF | ISHARES TR NEW YORK MUN ETF |
| NYMT | NEW YORK MTG TR INC COM PAR $.02 |
| NYMTM | NEW YORK MTG TR INC 7.875% SER E PFD |
| NYMTN | NEW YORK MTG TR INC 8% RED PFD D |
| NYMTO | NEW YORK MTG TR INC 7.875 SR C PFD |
| NYMTP | NEW YORK MTG TR INC RED PFD B 7.75% |
| NYMX | NYMOX PHARMACEUTICAL CORP COM |
| NYT | NEW YORK TIMES CO CL A |
| NZF | NUVEEN MUNICIPAL CREDIT INC FD COM SH BEN INT |
| O | REALTY INCOME CORP COM |
| OACB | OAKTREE ACQUISITION CORP II CL A SHS |
| OACB+ | OAKTREE ACQUISITION CORP II WT EXP 091527 |
| OACB= | OAKTREE ACQUISITION CORP II UNIT EX 091527 |
| OAK-A | OAKTREE CAP GROUP LLC 6.625% PFD UT A |
| OAK-B | OAKTREE CAP GROUP LLC 6.550 PFD UNT B |
| OAS | OASIS PETROLEUM INC COM NEW |
| OBAS | OPTIBASE LTD SHS NEW NIS0.13 |
| OBCI | OCEAN BIO CHEM INC COM |
| OBLG | OBLONG INC COM |
| OBNK | ORIGIN BANCORP INC COM |
| OBOR | KRANESHARES TR MSCI ONE BELT |
| OBSV | OBSEVA SA COM |
| OC | OWENS CORNING NEW COM |
| OCA | OMNICHANNEL ACQUISITION CORP COM CL A |
| OCA+ | OMNICHANNEL ACQUISITION CORP WT EXP 123027 |
| OCA= | OMNICHANNEL ACQUISITION CORP UNIT EX |
| OCAX | OCA ACQUISITION CORP COM CL A |
| OCAXU | OCA ACQUISITION CORP UNIT EX 011426 |

| | |
|---|---|
| OCAXW | OCA ACQUISITION CORP WT EXP 011426 |
| OCC | OPTICAL CABLE CORP COM NEW |
| OCCI | OFS CREDIT COMPANY INC COM |
| OCCIO | OFS CREDIT COMPANY INC CALL NT 26 |
| OCCIP | OFS CREDIT COMPANY INC 6.875% PFD A |
| OCDX | ORTHO CLINICAL DIAGNOSTICS HLD ORD SHS |
| OCFC | OCEANFIRST FINL CORP COM |
| OCFCP | OCEANFIRST FINL CORP 7% DP SHS PFD A |
| OCFT | ONECONNECT FINL TECHNOLOGY CO SPONSORED ADS |
| OCG | ORIENTAL CULTURE HOLDING LTD ORD SHS |
| OCGN | OCUGEN INC COM |
| OCIO | ETF SER SOLUTIONS CLEARSHS OCIO |
| OCN | OCWEN FINL CORP COM NEW |
| OCSL | OAKTREE SPECIALTY LENDING CORP COM |
| OCUL | OCULAR THERAPEUTIX INC COM |
| OCUP | OCUPHIRE PHARMA INC COM |
| OCX | ONCOCYTE CORP COM |
| ODC | OIL DRI CORP AMER COM |
| ODFL | OLD DOMINION FREIGHT LINE INC COM |
| ODP | THE ODP CORP COM |
| ODT | ODONATE THERAPEUTICS INC COM |
| OEC | ORION ENGINEERED CARBONS S A COM |
| OEF | ISHARES TR S&P 100 ETF |
| OEG | ORBITAL ENERGY GROUP INC COM |
| OEPW | ONE EQUITY PARTNERS OPEN WTR I CL A |
| OEPWU | ONE EQUITY PARTNERS OPEN WTR I UNIT EX 011426 |
| OEPWW | ONE EQUITY PARTNERS OPEN WTR I WT EXP 011426 |
| OESX | ORION ENERGY SYS INC COM |
| OFC | CORPORATE OFFICE PPTYS TR SH BEN INT |
| OFED | OCONEE FED FINL CORP COM |
| OFG | OFG BANCORP COM |
| OFG-D | OFG BANCORP PERP PFD-D |
| OFIX | ORTHOFIX MED INC COM |
| OFLX | OMEGA FLEX INC COM |

| | |
|---|---|
| OFS | OFS CAP CORP COM |
| OFSSG | OFS CAP CORP 6.25% CAL NT 23 |
| OFSSI | OFS CAP CORP 5.95% CAL NT 26 |
| OG | ONION GLOBAL LTD SPONSORED ADS |
| OGCP | EMPIRE ST RLTY OP L P UNIT LTD PRT 60 |
| OGE | OGE ENERGY CORP COM |
| OGEN | ORAGENICS INC COM PAR |
| OGI | ORGANIGRAM HLDGS INC COM |
| OGN | ORGANON & CO COMMON STOCK |
| OGS | ONE GAS INC COM |
| OHI | OMEGA HEALTHCARE INVS INC COM |
| OHPA | ORION ACQUISITION CORP COM CL A |
| OHPAU | ORION ACQUISITION CORP UNIT EX 021926 |
| OHPAW | ORION ACQUISITION CORP WT EXP 021926 |
| OI | O-I GLASS INC COM |
| OIA | INVESCO MUNI INCOME OPP TRST COM |
| OIBR.C | OI SA SPONSORED ADR NE |
| OIH | VANECK VECTORS ETF TR OIL SVCS ETF |
| OII | OCEANEERING INTL INC COM |
| OIIM | O2MICRO INTERNATIONAL LIMITED SPONS ADR |
| OIL | BARCLAYS BANK PLC IPTH CRUDE OIL |
| OIS | OIL STS INTL INC COM |
| OKE | ONEOK INC NEW COM |
| OKTA | OKTA INC CL A |
| OLB | OLB GROUP INC COM |
| OLD | JANUS DETROIT STR TR LONG TERM CARE |
| OLED | UNIVERSAL DISPLAY CORP COM |
| OLK | OLINK HLDG AB SPONSORED ADS |
| OLLI | OLLIES BARGAIN OUTLET HLDGS IN COM |
| OLMA | OLEMA PHARMACEUTICALS INC COM |
| OLN | OLIN CORP COM PAR $1 |
| OLO | OLO INC CL A |
| OLP | ONE LIBERTY PPTYS INC COM |
| OM | OUTSET MED INC COM |

| | |
|---|---|
| OMAB | GRUPO AEROPORTUARIO DEL CENTRO SPON ADR |
| OMC | OMNICOM GROUP INC COM |
| OMCL | OMNICELL COM COM |
| OMEG | OMEGA ALPHA SPAC CL A |
| OMER | OMEROS CORP COM |
| OMEX | ODYSSEY MARINE EXPL INC COM NEW |
| OMF | ONEMAIN HLDGS INC COM |
| OMI | OWENS & MINOR INC NEW COM |
| OMIC | SINGULAR GENOMICS SYSTEMS INC COM |
| OMP | OASIS MIDSTREAM PARTNERS LP COM UNITS REPS |
| ON | ON SEMICONDUCTOR CORP COM |
| ONB | OLD NATL BANCORP IND COM |
| ONCR | ONCORUS INC COM |
| ONCS | ONCOSEC MED INC COM |
| ONCT | ONCTERNAL THERAPEUTICS INC COM |
| ONCY | ONCOLYTICS BIOTECH INC COM NEW |
| ONDS | ONDAS HLDGS INC COM NEW |
| ONE | ONESMART INTL ED GROUP LTD SPONSORED ADS |
| ONEM | 1LIFE HEALTHCARE INC COM |
| ONEO | SPDR SER TR RUSSELL MOMENTUM |
| ONEQ | FIDELITY COMWLTH TR NASDAQ COMPSIT |
| ONEV | SPDR SER TR RUSSELL LOW VOL |
| ONEW | ONEWATER MARINE INC CL A COM |
| ONEY | SPDR SER TR RUSSELL YIELD |
| ONLN | PROSHARES TR ONLINE RTL ETF |
| ONOF | GLOBAL X FDS ADAPTIVE US RISK |
| ONTF | ON24 INC COM |
| ONTO | ONTO INNOVATION INC COM |
| ONTX | ONCONOVA THERAPEUTICS INC COM NEW |
| ONTXW | ONCONOVA THERAPEUTICS INC WT EXP 071121 |
| ONVO | ORGANOVO HLDGS INC COM NEW |
| OOMA | OOMA INC COM |
| OOTO | DIREXION SHS ETF TR DAILY TRAVEL VAC |
| OPA | MAGNUM OPUS ACQUISITION LTD SHS CL A |

| | |
|---|---|
| OPA+ | MAGNUM OPUS ACQUISITION LTD WT EXP 030626 |
| OPA= | MAGNUM OPUS ACQUISITION LTD UNIT EX 060326 |
| OPBK | OP BANCORP COM |
| OPCH | OPTION CARE HEALTH INC COM NEW |
| OPEN | OPENDOOR TECHNOLOGIES INC COM |
| OPENW | OPENDOOR TECHNOLOGIES INC WT EXP 121825 |
| OPER | ETF SER SOLUTIONS CLEARSHS ULTRA |
| OPGN | OPGEN INC COM |
| OPHC | OPTIMUMBANK HLDGS INC COM |
| OPI | OFFICE PPTYS INCOME TR COM SHS BEN INT |
| OPINL | OFFICE PPTYS INCOME TR 6.375% NT 50 |
| OPK | OPKO HEALTH INC COM |
| OPNT | OPIANT PHARMACEUTICALS INC COM |
| OPOF | OLD POINT FINL CORP COM |
| OPP | RIVERNORTH DOUBLELINE STRATE COM |
| OPP-A | RIVERNORTH DOUBLELINE STRATE 4.375 SER A PFD |
| OPPX | EXCHANGE LISTED FDS TR CORBETT ROAD TAC |
| OPRA | OPERA LTD SPONSORED ADS |
| OPRT | OPORTUN FINL CORP COM |
| OPRX | OPTIMIZERX CORP COM NEW |
| OPT | OPTHEA LTD SPONSORED ADS |
| OPTN | OPTINOSE INC COM |
| OPTT | OCEAN PWR TECHNOLOGIES INC COM NEW |
| OPY | OPPENHEIMER HLDGS INC CL A NON VTG |
| OR | OSISKO GOLD ROYALTIES LTD COM |
| ORA | ORMAT TECHNOLOGIES INC COM |
| ORAN | ORANGE SPONSORED ADR |
| ORBC | ORBCOMM INC COM |
| ORC | ORCHID IS CAP INC COM |
| ORCC | OWL ROCK CAPITAL CORPORATION COM |
| ORCL | ORACLE CORP COM |
| ORGN | ORIGIN MATERIALS INC COM |
| ORGNW | ORIGIN MATERIALS INC WT EXP 062426 |
| ORGO | ORGANOGENESIS HLDGS INC COM |

| | |
|---|---|
| ORGS | ORGENESIS INC COM NEW |
| ORI | OLD REP INTL CORP COM |
| ORIAU | ORION BIOTECH OPPORTUNTES CORP UNIT EXP |
| ORIC | ORIC PHARMACEUTICALS INC COM |
| ORLA | ORLA MNG LTD NEW COM |
| ORLY | OREILLY AUTOMOTIVE INC COM |
| ORMP | ORAMED PHARMACEUTICALS INC COM NEW |
| ORN | ORION GROUP HLDGS INC COM |
| ORPH | ORPHAZYME A S ADS |
| ORRF | ORRSTOWN FINL SVCS INC COM |
| ORTX | ORCHARD THERAPEUTICS PLC ADS |
| OSAT | ORBSAT CORP COM NEW |
| OSATW | ORBSAT CORP WT EXP 042926 |
| OSBC | OLD SECOND BANCORP INC ILL COM |
| OSCR | OSCAR HEALTH INC CL A |
| OSG | OVERSEAS SHIPHOLDING GROUP INC CL A NEW |
| OSH | OAK STR HEALTH INC COM |
| OSI= | OSIRIS ACQUISITION CORP UNIT |
| OSIS | OSI SYSTEMS INC COM |
| OSK | OSHKOSH CORP COM |
| OSMT | OSMOTICA PHARMACEUTICALS PLC SHS |
| OSN | OSSEN INNOVATION CO LTD SPONSORED ADR NE |
| OSPN | ONESPAN INC COM |
| OSS | ONE STOP SYS INC COM |
| OSTK | OVERSTOCK COM INC DEL COM |
| OSTR | OYSTER ENTERPRISES ACQ CORP COM CL A |
| OSTRU | OYSTER ENTERPRISES ACQ CORP UNIT EX 012026 |
| OSTRW | OYSTER ENTERPRISES ACQ CORP WT EXP 012026 |
| OSUR | ORASURE TECHNOLOGIES INC COM |
| OSW | ONESPAWORLD HOLDINGS LIMITED COM |
| OTECU | OCEANTECH ACQUISITIONS I CORP UNIT EX 051226 |
| OTEX | OPEN TEXT CORP COM |
| OTIC | OTONOMY INC COM |
| OTIS | OTIS WORLDWIDE CORP COM |

| | |
|---|---|
| OTLK | OUTLOOK THERAPEUTICS INC COM NEW |
| OTLKW | OUTLOOK THERAPEUTICS INC WT EXP A 021822 |
| OTLY | OATLY GROUP AB SPONSORED ADS |
| OTRA | OTR ACQUISITION CORP COM CL A |
| OTRAU | OTR ACQUISITION CORP UNIT EX 100125 |
| OTRAW | OTR ACQUISITION CORP WT EXP 113027 |
| OTRK | ONTRAK INC COM |
| OTRKP | ONTRAK INC 9.5% SER A PFD |
| OTTR | OTTER TAIL CORP COM |
| OUNZ | VANECK MERK GOLD TR GOLD TRUST |
| OUST | OUSTER INC COM |
| OUST+ | OUSTER INC WT EXP 031126 |
| OUT | OUTFRONT MEDIA INC COM |
| OVB | LISTED FD TR SHARES CORE BD |
| OVBC | OHIO VY BANC CORP COM |
| OVF | LISTED FD TR SHARES FOREIGN |
| OVID | OVID THERAPEUTICS INC COM |
| OVL | LISTED FD TR SHARES LAG CAP |
| OVLH | LISTED FD TR OVERLAY |
| OVLY | OAK VY BANCORP OAKDALE CALIF COM |
| OVM | LISTED FD TR SHARES MUNI DB |
| OVS | LISTED FD TR SHARES SML CAP |
| OVT | LISTED FD TR OVERLAY SHS SHRT |
| OVV | OVINTIV INC COM |
| OWL | BLUE OWL CAPITAL INC COM CL A |
| OWL+ | BLUE OWL CAPITAL INC WT EXP 051926 |
| OXBR | OXBRIDGE RE HLDGS LTD SHS |
| OXBRW | OXBRIDGE RE HLDGS LTD WT EXP 032624 |
| OXLC | OXFORD LANE CAP CORP COM |
| OXLCL | OXFORD LANE CAP CORP CAL NT 31 |
| OXLCM | OXFORD LANE CAP CORP 6.75% PF TRM 24 |
| OXLCP | OXFORD LANE CAP CORP 6.25% NT 27 |
| OXM | OXFORD INDS INC COM |
| OXSQ | OXFORD SQUARE CAP CORP COM |

| | |
|---|---|
| OXSQG | OXFORD SQUARE CAP CORP NT CAL 28 |
| OXSQL | OXFORD SQUARE CAP CORP 6.50% NT 24 |
| OXSQZ | OXFORD SQUARE CAP CORP CAL NT 26 |
| OXY | OCCIDENTAL PETE CORP COM |
| OXY+ | OCCIDENTAL PETE CORP WT EXP 080327 |
| OYST | OYSTER PT PHARMA INC COM |
| OZK | BANK OZK COM |
| OZON | OZON HLDGS PLC SPONSORED ADS |
| PAA | PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN |
| PAAS | PAN AMERN SILVER CORP COM |
| PAB | PGIM ETF TR ACTIVE AGGREGATE |
| PAC | GRUPO AEROPUERTO DEL PACIFICO SPON ADR B |
| PACB | PACIFIC BIOSCIENCES CALIF INC COM |
| PACE | TPG PACE TECH OPPORTUNITIES CO CL A COM |
| PACE+ | TPG PACE TECH OPPORTUNITIES CO WT EX 100927 |
| PACE= | TPG PACE TECH OPPORTUNITIES CO UNIT EX |
| PACK | RANPAK HOLDINGS CORP COM CL A |
| PACW | PACWEST BANCORP DEL COM |
| PACX | PIONEER MERGER CORP CL A SHS |
| PACXU | PIONEER MERGER CORP UNIT EX |
| PACXW | PIONEER MERGER CORP WT EXP 010726 |
| PAE | PAE INC COM CL A |
| PAEWW | PAE INC WT EXP 091123 |
| PAG | PENSKE AUTOMOTIVE GRP INC COM |
| PAGP | PLAINS GP HLDGS L P LTD PARTNR INT A |
| PAGS | PAGSEGURO DIGITAL LTD COM CL A |
| PAHC | PHIBRO ANIMAL HEALTH CORP CL A COM |
| PAI | WESTERN ASSET INVESTMENT GRADE COM |
| PAIC | PETRA ACQUISITION INC COM |
| PAICU | PETRA ACQUISITION INC UNIT EXP 052527 |
| PAICW | PETRA ACQUISITION INC WT EXP 052527 |
| PAK | GLOBAL X FDS MSCI PAKISTAN |
| PALC | PACER FDS TR LUNT LRGCP MULTI |
| PALI | PALISADE BIO INC COM |

| | |
|---|---|
| PALL | ABERDEEN STD PALLADIUM ETF TR PHYSCL PALLADM |
| PAM | PAMPA ENERGIA S A SPONS ADR LVL I |
| PAMC | PACER FDS TR LUNT MDCAP MLT |
| PANA | PANACEA ACQUISITION CORP II CL A SHS |
| PANL | PANGAEA LOGISTICS SOLUTION LTD SHS |
| PANW | PALO ALTO NETWORKS INC COM |
| PAQC | PROVIDENT ACQUISITION CORP CL A |
| PAQCU | PROVIDENT ACQUISITION CORP UNIT EX |
| PAQCW | PROVIDENT ACQUISITION CORP WT EXP 010826 |
| PAR | PAR TECHNOLOGY CORP COM |
| PARR | PAR PAC HOLDINGS INC COM NEW |
| PASG | PASSAGE BIO INC COM |
| PATH | UIPATH INC CL A |
| PATI | PATRIOT TRANSN HLDG INC COM |
| PATK | PATRICK INDS INC COM |
| PAVM | PAVMED INC COM |
| PAVMW | PAVMED INC WT EXP 012922 |
| PAVMZ | PAVMED INC WT Z EXP 043024 |
| PAX | PATRIA INVESTMENTS LIMITED COM CL A |
| PAY | PAYMENTUS HOLDINGS INC COM CL A |
| PAYA | PAYA HOLDINGS INC COM CL A |
| PAYAW | PAYA HOLDINGS INC WT EXP 101625 |
| PAYC | PAYCOM SOFTWARE INC COM |
| PAYO | PAYONEER GLOBAL INC COM |
| PAYOW | PAYONEER GLOBAL INC WT EXP 062526 |
| PAYS | PAYSIGN INC COM |
| PAYX | PAYCHEX INC COM |
| PB | PROSPERITY BANCSHARES INC COM |
| PBA | PEMBINA PIPELINE CORP COM |
| PBC | PROSPECT CAP CORP 6.875 NTS DUE 29 |
| PBCT | PEOPLES UNITED FINANCIAL INC COM |
| PBCTP | PEOPLES UNITED FINANCIAL INC PERP PFD SER A |
| PBD | INVESCO EXCH TRADED FD TR II GBL CLEAN ENRG |
| PBE | INVESCO EXCHANGE TRADED FD TR DYNMC BIOTECH |

| | |
|---|---|
| PBF | PBF ENERGY INC CL A |
| PBFS | PIONEER BANCORP INC MD COM |
| PBFX | PBF LOGISTICS LP UNIT LTD PTNR |
| PBH | PRESTIGE CONSMR HEALTHCARE INC COM |
| PBHC | PATHFINDER BANCORP INC MD COM |
| PBI | PITNEY BOWES INC COM |
| PBI-B | PITNEY BOWES INC NT 43 |
| PBIP | PRUDENTIAL BANCORP INC NEW COM |
| PBJ | INVESCO EXCHANGE TRADED FD TR DYNMC FOOD BEV |
| PBLA | PANBELA THERAPEUTICS INC COM |
| PBP | INVESCO EXCHANGE TRADED FD TR S&P500 BUY WRT |
| PBPB | POTBELLY CORP COM |
| PBR | PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR |
| PBR.A | PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG |
| PBS | INVESCO EXCHANGE TRADED FD TR DYNMC MEDIA |
| PBT | PERMIAN BASIN RTY TR UNIT BEN INT |
| PBTS | POWERBRIDGE TECHNLOGIES CO LTD ORD SHS |
| PBUG | BARCLAYS BANK PLC PACER IPATH GOLD |
| PBW | INVESCO EXCHANGE TRADED FD TR WILDERHIL CLAN |
| PBYI | PUMA BIOTECHNOLOGY INC COM |
| PCAR | PACCAR INC COM |
| PCB | PCB BANCORP COM |
| PCEF | INVESCO EXCH TRADED FD TR II CEF INM COMPSI |
| PCF | HIGH INCOME SECS FD SHS BEN INT |
| PCG | PG&E CORP COM |
| PCG-A | PACIFIC GAS & ELEC CO PFD 1ST 6% |
| PCG-B | PACIFIC GAS & ELEC CO PFD 1ST 5.50% |
| PCG-C | PACIFIC GAS & ELEC CO PFD 1ST 5% |
| PCG-D | PACIFIC GAS & ELEC CO PFD 1ST 5% |
| PCG-E | PACIFIC GAS & ELEC CO PFD 1 SER A 5% |
| PCG-G | PACIFIC GAS & ELEC CO PFD 1ST 4.80% |
| PCG-H | PACIFIC GAS & ELEC CO PFD 1ST 4.50% |
| PCG-I | PACIFIC GAS & ELEC CO PFD 1ST 4.36% |
| PCGU | PG&E CORP UNIT 08/16/23 |

| | |
|---|---|
| PCH | POTLATCHDELTIC CORPORATION COM |
| PCI | PIMCO DYNAMIC CR INCOME FD COM SHS |
| PCK | PIMCO CALIF MUN INCOME FD II COM |
| PCM | PCM FD INC COM |
| PCN | PIMCO CORPORATE & INCM STRG FD COM |
| PCOM | POINTS INTL LTD COM NEW |
| PCOR | PROCORE TECHNOLOGIES INC COM |
| PCPC | PERIPHAS CAPITAL PARTNERING COM CL A |
| PCPC+ | PERIPHAS CAPITAL PARTNERING WT EXP 121028 |
| PCPC= | PERIPHAS CAPITAL PARTNERING UNIT |
| PCQ | PIMCO CALIF MUN INCOME FD COM |
| PCRX | PACIRA BIOSCIENCES INC COM |
| PCSA | PROCESSA PHARMACEUTICALS INC COM NEW |
| PCSB | PCSB FINL CORP COM |
| PCT | PURECYCLE TECHNOLOGIES INC COM |
| PCTI | PCTEL INC COM |
| PCTTU | PURECYCLE TECHNOLOGIES INC UNIT EX 031726 |
| PCTTW | PURECYCLE TECHNOLOGIES INC WT EXP 012825 |
| PCTY | PAYLOCITY HLDG CORP COM |
| PCVX | VAXCYTE INC COM |
| PCY | INVESCO EXCH TRADED FD TR II EMRNG MKT SVRG |
| PCYG | PARK CITY GROUP INC COM NEW |
| PCYO | PURE CYCLE CORP COM NEW |
| PD | PAGERDUTY INC COM |
| PDAC | PERIDOT ACQUISITION CORP SHS CL A |
| PDAC+ | PERIDOT ACQUISITION CORP WT EXP 113027 |
| PDAC= | PERIDOT ACQUISITION CORP UNIT |
| PDBC | INVESCO ACTIVLY MANGD ETC FD T OPTIMUM YIELD |
| PDCE | PDC ENERGY INC COM |
| PDCO | PATTERSON COS INC COM |
| PDD | PINDUODUO INC SPONSORED ADS |
| PDEV | PRINCIPAL EXCHANGE-TRADED FDS INTL MLTFCTR ETF |
| PDEX | PRO-DEX INC COLO COM NEW |
| PDFS | PDF SOLUTIONS INC COM |

| | |
|---|---|
| PDI | PIMCO DYNAMIC INCOME FD SHS |
| PDLB | PDL CMNTY BANCORP COM |
| PDM | PIEDMONT OFFICE REALTY TR INC COM CL A |
| PDN | INVESCO EXCH TRADED FD TR II FTSE RAFI SML |
| PDO | PIMCO DYNAMIC INCOME OPRNTS FD COM BEN SHS |
| PDOT | PERIDOT ACQUISITION CORP II SHS CL A |
| PDOT+ | PERIDOT ACQUISITION CORP II WT EXP 043028 |
| PDOT= | PERIDOT ACQUISITION CORP II UNIT |
| PDP | INVESCO EXCHANGE TRADED FD TR DWA MOMENTUM |
| PDS | PRECISION DRILLING CORP COM NEW |
| PDSB | PDS BIOTECHNOLOGY CORP COM |
| PDT | HANCOCK JOHN PREM DIVID FD COM SH BEN INT |
| PEAK | HEALTHPEAK PROPERTIES INC COM |
| PEB | PEBBLEBROOK HOTEL TR COM |
| PEB-C | PEBBLEBROOK HOTEL TR PFD SER C 6.50% |
| PEB-D | PEBBLEBROOK HOTEL TR PFD SHS SER D |
| PEB-E | PEBBLEBROOK HOTEL TR 6.375 PFD SER E |
| PEB-F | PEBBLEBROOK HOTEL TR 6.3 CUM PFD SR F |
| PEB-G | PEBBLEBROOK HOTEL TR 6.375% RED PFD G |
| PEBK | PEOPLES BANCORP N C INC COM |
| PEBO | PEOPLES BANCORP INC COM |
| PED | PEDEVCO CORP COM PAR |
| PEG | PUBLIC SVC ENTERPRISE GRP INC COM |
| PEGA | PEGASYSTEMS INC COM |
| PEI | PENNSYLVANIA REAL ESTATE INVT SH BEN INT |
| PEI-B | PENNSYLVANIA REAL ESTATE INVT CUM RED PERP PFD |
| PEI-C | PENNSYLVANIA REAL ESTATE INVT RED PFD SER C |
| PEI-D | PENNSYLVANIA REAL ESTATE INVT 6.875% RED PFD D |
| PEJ | INVESCO EXCHANGE TRADED FD TR DYNMC LEISURE |
| PEN | PENUMBRA INC COM |
| PENN | PENN NATL GAMING INC COM |
| PEO | ADAM NAT RES FD INC COM |
| PEP | PEPSICO INC COM |
| PERI | PERION NETWORK LTD SHS NEW |

| | |
|---|---|
| PESI | PERMA-FIX ENVIRONMENTAL SVCS COM NEW |
| PETQ | PETIQ INC COM CL A |
| PETS | PETMED EXPRESS INC COM |
| PETZ | TDH HLDGS INC SHS |
| PEXL | PACER FDS TR US EXPORT LEAD |
| PEY | INVESCO EXCHANGE TRADED FD TR HIG YLD EQ DIV |
| PEZ | INVESCO EXCHANGE TRADED FD TR DWA CYCLICALS |
| PFBC | PREFERRED BK LOS ANGELES CA COM NEW |
| PFBI | PREMIER FINL BANCORP INC COM |
| PFC | PREMIER FINANCIAL CORP COM |
| PFD | FLAHERTY & CRUMRINE PFD INCOME COM |
| PFDR | PATHFINDER ACQUISITION CORP CL A |
| PFDRU | PATHFINDER ACQUISITION CORP UNIT EX 021726 |
| PFDRW | PATHFINDER ACQUISITION CORP WT EXP 021928 |
| PFE | PFIZER INC COM |
| PFF | ISHARES TR PFD AND INCM SEC |
| PFFA | ETFIS SER TR I VIRTUS INFRCAP |
| PFFD | GLOBAL X FDS US PFD ETF |
| PFFL | UBS AG LONDON BRANCH ETRACS 2XM ETN |
| PFFR | ETFIS SER TR I INFRACP REIT PFD |
| PFFV | GLOBAL X FDS RATE PREFERRED |
| PFG | PRINCIPAL FINANCIAL GROUP INC COM |
| PFGC | PERFORMANCE FOOD GROUP CO COM |
| PFH | PRUDENTIAL FINL INC CAL NT 60 |
| PFHD | PROFESSIONAL HLDG CORP CL A COM |
| PFI | INVESCO EXCHANGE TRADED FD TR DWA FINL MUMT |
| PFIE | PROFIRE ENERGY INC COM |
| PFIG | INVESCO EXCH TRADED FD TR II FNDMNTL IG CRP |
| PFIN | P & F INDS INC CL A NEW |
| PFIS | PEOPLES FINL SVCS CORP COM |
| PFIX | SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY INTERST |
| PFL | PIMCO INCOME STRATEGY FD COM |
| PFLD | ETF SER SOLUTIONS AAM LW DUR PFD |
| PFLT | PENNANTPARK FLOATING RATE CAP COM |

| | |
|---|---|
| PFM | INVESCO EXCHANGE TRADED FD TR DIVID ACHIEVEV |
| PFMT | PERFORMANT FINL CORP COM |
| PFN | PIMCO INCOME STRATEGY FD II COM |
| PFO | FLAHERTY & CRUMRINE PFD INCOME COM |
| PFPT | PROOFPOINT INC COM |
| PFS | PROVIDENT FINL SVCS INC COM |
| PFSI | PENNYMAC FINL SVCS INC NEW COM |
| PFSW | PFSWEB INC COM NEW |
| PFUT | PUTNAM ETF TRUST SUSTAINABLE FUTU |
| PFX | PHENIXFIN CORP COM |
| PFXF | VANECK VECTORS ETF TR PFD SECS EX FINL |
| PFXNL | PHENIXFIN CORP 6.125 SR NT 23 |
| PG | PROCTER AND GAMBLE CO COM |
| PGAL | GLOBAL X FDS GBL X MSCI PT ET |
| PGC | PEAPACK-GLADSTONE FINL CORP COM |
| PGEN | PRECIGEN INC COM |
| PGF | INVESCO EXCHANGE TRADED FD TR FINL PFD ETF |
| PGHY | INVESCO EXCH TRADED FD TR II GBL SRT TRM HY |
| PGJ | INVESCO EXCHANGE TRADED FD TR GLOBAL DRGN CN |
| PGM | BARCLAYS BANK PLC ETN LKD 48 |
| PGNY | PROGYNY INC COM |
| PGP | PIMCO GLOBAL STOCKSPLS INCM FD COM |
| PGR | PROGRESSIVE CORP COM |
| PGRE | PARAMOUNT GROUP INC COM |
| PGRO | PUTNAM ETF TRUST FOCSD LARCP GWT |
| PGRW | PROGRESS ACQUISITION CORP COM CL A |
| PGRWU | PROGRESS ACQUISITION CORP UNIT EX 122525 |
| PGRWW | PROGRESS ACQUISITION CORP WT EXP 111127 |
| PGTI | PGT INNOVATIONS INC COM |
| PGX | INVESCO EXCH TRADED FD TR II PFD ETF |
| PGZ | PRINCIPAL REAL ESTATE INCOME F SHS BEN INT |
| PH | PARKER-HANNIFIN CORP COM |
| PHAR | PHARMING GROUP NV SPON ADS |
| PHAS | PHASEBIO PHARMACEUTICALS INC COM |

| | |
|---|---|
| PHAT | PHATHOM PHARMACEUTICALS INC COM |
| PHB | INVESCO EXCH TRADED FD TR II FNDMNTL HY CRP |
| PHCF | PUHUI WEALTH INVT MGMT CO LTD SHS |
| PHD | PIONEER FLOATING RATE FUND INC COM |
| PHDG | INVESCO ACTIVELY MANAGED ETF S&P500 DOWNSID |
| PHG | KONINKLIJKE PHILIPS N V NY REGIS SHS NEW |
| PHGE | BIOMX INC COM |
| PHGE+ | BIOMX INC WT EXP 101624 |
| PHGE= | BIOMX INC UNIT EX 101624 |
| PHI | PLDT INC SPONSORED ADR |
| PHIC | POPULATION HEALTH INVS CO INC SHS CL A |
| PHICU | POPULATION HEALTH INVS CO INC UNIT EX |
| PHICW | POPULATION HEALTH INVS CO INC WT EXP 100125 |
| PHIO | PHIO PHARMACEUTICALS CORP COM NEW |
| PHIOW | PHIO PHARMACEUTICALS CORP WT EXP 122121 |
| PHK | PIMCO HIGH INCOME FD COM SHS |
| PHM | PULTE GROUP INC COM |
| PHO | INVESCO EXCHANGE TRADED FD TR WATER RES ETF |
| PHR | PHREESIA INC COM |
| PHT | PIONEER HIGH INCOME FUND INC COM |
| PHUN | PHUNWARE INC COM |
| PHUNW | PHUNWARE INC WT EXP 122623 |
| PHVS | PHARVARIS N V COM |
| PHX | PHX MINERALS INC CL A |
| PHYL | PGIM ETF TR ACTV HY BD ETF |
| PHYS | SPROTT PHYSICAL GOLD TR UNIT |
| PI | IMPINJ INC COM |
| PIAI | PRIME IMPACT ACQUISITION I SHS CL A |
| PIAI+ | PRIME IMPACT ACQUISITION I WT EXP 100130 |
| PIAI= | PRIME IMPACT ACQUISITION I UNIT EX 100130 |
| PICB | INVESCO EXCH TRADED FD TR II INTL CORP BD |
| PICC | PIVOTAL INVESTMENT CORP III COM CL A |
| PICC+ | PIVOTAL INVESTMENT CORP III WT EXP 012828 |
| PICC= | PIVOTAL INVESTMENT CORP III UNIT EX 012828 |

| | |
|---|---|
| PID | INVESCO EXCHANGE TRADED FD TR INTL DIVI ACHI |
| PIE | INVESCO EXCH TRADED FD TR II DWA EMERG MKTS |
| PIFI | ETF SER SOLUTIONS CLERSHS PITON IN |
| PII | POLARIS INC COM |
| PILL | DIREXION SHS ETF TR DAILY PHARMA |
| PIM | PUTNAM MASTER INTER INCOME TR SH BEN INT |
| PIN | INVESCO INDIA EXCHANGE-TRADED INDIA ETF |
| PINC | PREMIER INC CL A |
| PINE | ALPINE INCOME PPTY TR INC COM |
| PING | PING IDENTITY HLDG CORP COM |
| PINS | PINTEREST INC CL A |
| PIO | INVESCO EXCH TRADED FD TR II GLOBAL WATER |
| PIPP | PINE IS ACQUISITION CORP CL A |
| PIPP+ | PINE IS ACQUISITION CORP WT EXP 101927 |
| PIPP= | PINE IS ACQUISITION CORP UNIT EX |
| PIPR | PIPER SANDLER COMPANIES COM |
| PIRS | PIERIS PHARMACEUTICALS INC COM |
| PIXY | SHIFTPIXY INC COM NEW |
| PIZ | INVESCO EXCH TRADED FD TR II DWA DEV MKTS |
| PJP | INVESCO EXCHANGE TRADED FD TR DYNMC PHRMCTLS |
| PJT | PJT PARTNERS INC COM CL A |
| PK | PARK HOTELS & RESORTS INC COM |
| PKB | INVESCO EXCHANGE TRADED FD TR DYNMC BLDG CON |
| PKBK | PARKE BANCORP INC COM |
| PKE | PARK AEROSPACE CORP COM |
| PKG | PACKAGING CORP AMER COM |
| PKI | PERKINELMER INC COM |
| PKO | PIMCO INCOME OPPORTUNITY FD COM |
| PKOH | PARK-OHIO HLDGS CORP COM |
| PKW | INVESCO EXCHANGE TRADED FD TR BUYBACK ACHIEV |
| PKX | POSCO SPONSORED ADR |
| PLAB | PHOTRONICS INC COM |
| PLAG | PLANET GREEN HLDGS CORP COM |
| PLAN | ANAPLAN INC COM |

| | |
|---|---|
| PLAT | WISDOMTREE TR GROWTH LEADERS |
| PLAY | DAVE & BUSTERS ENTMT INC COM |
| PLBC | PLUMAS BANCORP COM |
| PLBY | PLBY GROUP INC COM |
| PLCE | CHILDRENS PL INC NEW COM |
| PLD | PROLOGIS INC. COM |
| PLDR | PUTNAM ETF TRUST SUSTAINABLE LEAD |
| PLG | PLATINUM GROUP METALS LTD COM |
| PLIN | CHINA XIANGTAI FOOD CO LTD SHS |
| PLL | PIEDMONT LITHIUM INC COM |
| PLM | POLYMET MNG CORP COM NEW |
| PLMI | PLUM ACQUISITION CORP I CLASS A ORD SHS |
| PLMIU | PLUM ACQUISITION CORP I UNIT EXP 031526 |
| PLMIW | PLUM ACQUISITION CORP I WT EXP 031526 |
| PLMR | PALOMAR HLDGS INC COM |
| PLNT | PLANET FITNESS INC CL A |
| PLOW | DOUGLAS DYNAMICS INC COM |
| PLPC | PREFORMED LINE PRODS CO COM |
| PLRX | PLIANT THERAPEUTICS INC COM |
| PLSE | PULSE BIOSCIENCES INC COM |
| PLTK | PLAYTIKA HLDG CORP COM |
| PLTM | GRANITESHARES PLATINUM TR SHS BEN INT |
| PLTR | PALANTIR TECHNOLOGIES INC CL A |
| PLUG | PLUG POWER INC COM NEW |
| PLUS | EPLUS INC COM |
| PLW | INVESCO EXCH TRADED FD TR II 1 30 LADER TRE |
| PLX | PROTALIX BIOTHERAPEUTICS INC COM |
| PLXP | PLX PHARMA INC COM |
| PLXS | PLEXUS CORP COM |
| PLYA | PLAYA HOTELS & RESORTS NV SHS |
| PLYM | PLYMOUTH INDL REIT INC COM |
| PLYM-A | PLYMOUTH INDL REIT INC 7.50% PFD A |
| PM | PHILIP MORRIS INTL INC COM |
| PMBC | PACIFIC MERCANTILE BANCORP COM |

| | |
|---|---|
| PMD | PSYCHEMEDICS CORP COM NEW |
| PME | PINGTAN MARINE ENTERPRISE LTD SHS |
| PMF | PIMCO MUN INCOME FD COM |
| PMGM | PRIVETERRA ACQUISITION CORP CL A |
| PMGMU | PRIVETERRA ACQUISITION CORP UNIT |
| PMGMW | PRIVETERRA ACQUISITION CORP WT EXP 022828 |
| PML | PIMCO MUN INCOME FD II COM |
| PMM | PUTNAM MANAGED MUN INCOME TR COM |
| PMO | PUTNAM MUN OPPORTUNITIES TR SH BEN INT |
| PMT | PENNYMAC MTG INVT TR COM |
| PMT-A | PENNYMAC MTG INVT TR PFD SER A |
| PMT-B | PENNYMAC MTG INVT TR CUM RED PFD B |
| PMVC | PMV CONSUMER ACQUISITION CORP COM |
| PMVC+ | PMV CONSUMER ACQUISITION CORP WT EXP 083127 |
| PMVC= | PMV CONSUMER ACQUISITION CORP UNIT EX 083127 |
| PMVP | PMV PHARMACEUTICALS INC COM |
| PMX | PIMCO MUN INCOME FD III COM |
| PNBK | PATRIOT NATL BANCORP INC COM NEW |
| PNC | PNC FINL SVCS GROUP INC COM |
| PNC-P | PNC FINL SVCS GROUP INC DEPOSITARY SHS P |
| PNF | PIMCO NEW YORK MUN INCOME FD COM |
| PNFP | PINNACLE FINL PARTNERS INC COM |
| PNFPP | PINNACLE FINL PARTNERS INC 6.75 DP RP PFD B |
| PNI | PIMCO NEW YORK MUN FD II COM |
| PNM | PNM RES INC COM |
| PNNT | PENNANTPARK INVT CORP COM |
| PNNTG | PENNANTPARK INVT CORP NT 24 |
| PNQI | INVESCO EXCHANGE TRADED FD TR NASDAQ INTERNT |
| PNR | PENTAIR PLC SHS |
| PNRG | PRIMEENERGY RESOURCES CORP COM |
| PNTG | PENNANT GROUP INC COM |
| PNTM | PONTEM CORPORATION SHS CL A |
| PNTM+ | PONTEM CORPORATION WT EXP 010526 |
| PNTM= | PONTEM CORPORATION UNIT |

| | |
|---|---|
| PNW | PINNACLE WEST CAP CORP COM |
| POAI | PREDICTIVE ONCOLOGY INC COM NEW |
| PODD | INSULET CORP COM |
| POLA | POLAR PWR INC COM |
| POLY | PLANTRONICS INC NEW COM |
| POND= | ANGEL POND HOLDINGS CORP UNIT |
| POOL | POOL CORP COM |
| POR | PORTLAND GEN ELEC CO COM NEW |
| POSH | POSHMARK INC COM CL A |
| POST | POST HLDGS INC COM |
| POTX | GLOBAL X FDS CANNABIS ETF |
| POW | POWERED BRANDS CL A |
| POWI | POWER INTEGRATIONS INC COM |
| POWL | POWELL INDS INC COM |
| POWRU | POWERED BRANDS UNIT EX |
| POWRW | POWERED BRANDS WT EXP 010725 |
| POWW | AMMO INC COM |
| POWWP | AMMO INC 8.75% PFD SER A |
| PPA | INVESCO EXCHANGE TRADED FD TR AEROSPACE DEFN |
| PPBI | PACIFIC PREMIER BANCORP COM |
| PPBT | PURPLE BIOTECH LTD SPONSORED ADS |
| PPC | PILGRIMS PRIDE CORP COM |
| PPD | PPD INC COM |
| PPG | PPG INDS INC COM |
| PPGH | POEMA GLOBAL HOLDINGS CORP CL A SHS |
| PPGHU | POEMA GLOBAL HOLDINGS CORP UNIT |
| PPGHW | POEMA GLOBAL HOLDINGS CORP WT EXP 010826 |
| PPH | VANECK VECTORS ETF TR PHARMACEUTICAL |
| PPIH | PERMA-PIPE INTL HLDGS INC COM |
| PPL | PPL CORP COM |
| PPLT | ABERDEEN STD PLATINUM ETF TR PHYSCL PLATM SHS |
| PPSI | PIONEER PWR SOLUTIONS INC COM NEW |
| PPT | PUTNAM PREMIER INCOME TR SH BEN INT |
| PPTA | PERPETUA RESOURCES CORP COM |

| | |
|---|---|
| PPTY | ETF SER SOLUTIONS US DIVERSIFIED |
| PPX | PPL CAP FDG INC JR SUB NT-B 73 |
| PQDI | PRINCIPAL EXCHANGE-TRADED FDS SPECTRUM TAX ADV |
| PQG | PQ GROUP HLDGS INC COM |
| PQIN | PGIM ETF TR QMA STRGC ALPH |
| PQLC | PGIM ETF TR QMA STRATEGIC |
| PQSG | PGIM ETF TR QMA STRGC GWTH |
| PQSV | PGIM ETF TR QMA STRGIC VAL |
| PRA | PROASSURANCE CORP COM |
| PRAA | PRA GROUP INC COM |
| PRAH | PRA HEALTH SCIENCES INC COM |
| PRAX | PRAXIS PRECISION MEDICINES INC COM |
| PRCH | PORCH GROUP INC COM |
| PRDO | PERDOCEO ED CORP COM |
| PRE-J | PARTNERRE LTD 4.875% RED PFD J |
| PREF | PRINCIPAL EXCHANGE-TRADED FDS SPECTRUM PFD |
| PRF | INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1000 |
| PRFT | PERFICIENT INC COM |
| PRFX | PAINREFORM LTD SHS |
| PRFZ | INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1500 |
| PRG | PROG HOLDINGS INC COM NPV |
| PRGO | PERRIGO CO PLC SHS |
| PRGS | PROGRESS SOFTWARE CORP COM |
| PRI | PRIMERICA INC COM |
| PRIF-A | PRIORITY INCOME FUND INC 6.375% PFD SER A |
| PRIF-D | PRIORITY INCOME FUND INC 7% PFD SER D 29 |
| PRIF-E | PRIORITY INCOME FUND INC PFD STK TRM SR B |
| PRIF-F | PRIORITY INCOME FUND INC 6.625 PFD SER F |
| PRIF-G | PRIORITY INCOME FUND INC 6.25% SER G PFD |
| PRIF-H | PRIORITY INCOME FUND INC PFD STK TRM SR H |
| PRIF-I | PRIORITY INCOME FUND INC PFD STK TRM SR I |
| PRIM | PRIMORIS SVCS CORP COM |
| PRK | PARK NATL CORP COM |
| PRLB | PROTO LABS INC COM |

| | |
|---|---|
| PRLD | PRELUDE THERAPEUTICS INC COM |
| PRMW | PRIMO WATER CORPORATION COM |
| PRN | INVESCO EXCHANGE TRADED FD TR DWA INDLS MUMT |
| PRO | PROS HOLDINGS INC COM |
| PROF | PROFOUND MED CORP COM NEW |
| PROG | PROGENITY INC COM |
| PROS | PROSIGHT GLOBAL INC COM |
| PROV | PROVIDENT FINL HLDGS INC COM |
| PRPB | CC NEUBERGER PRIN HLDGS II SHS CL A |
| PRPB+ | CC NEUBERGER PRIN HLDGS II WT EXP 072925 |
| PRPB= | CC NEUBERGER PRIN HLDGS II UNITS |
| PRPC | CC NEUBERGER PRINCIPAL HOLDN SHS CL A |
| PRPC+ | CC NEUBERGER PRINCIPAL HOLDN WT EXP |
| PRPC= | CC NEUBERGER PRINCIPAL HOLDN UNIT |
| PRPH | PROPHASE LABS INC COM |
| PRPL | PURPLE INNOVATION INC COM |
| PRPO | PRECIPIO INC COM |
| PRQR | PROQR THRAPEUTICS N V SHS EURO |
| PRS | PRUDENTIAL FINL INC 5.625% JR SB NT |
| PRSR | PROSPECTOR CAPITAL CORP CL A |
| PRSRU | PROSPECTOR CAPITAL CORP UNIT EX 010130 |
| PRSRW | PROSPECTOR CAPITAL CORP WT EXP 010125 |
| PRT | PERMROCK ROYALTY TRUST TR UNIT |
| PRTA | PROTHENA CORP PLC SHS |
| PRTC | PURETECH HEALTH PLC ADS |
| PRTG | PORTAGE BIOTECH INC COM |
| PRTH | PRIORITY TECHNOLOGY HLDGS INC COM |
| PRTK | PARATEK PHARMACEUTICALS INC COM |
| PRTS | CARPARTS COM INC COM |
| PRTY | PARTY CITY HOLDCO INC COM |
| PRU | PRUDENTIAL FINL INC COM |
| PRVA | PRIVIA HEALTH GROUP INC COM |
| PRVB | PROVENTION BIO INC COM |
| PSA | PUBLIC STORAGE COM |

| | |
|---|---|
| PSA-C | PUBLIC STORAGE DEP SHS PFD C |
| PSA-D | PUBLIC STORAGE DEP SHS PFD D |
| PSA-E | PUBLIC STORAGE PFD BEN INT E |
| PSA-F | PUBLIC STORAGE PFD SHS F 5.15% |
| PSA-G | PUBLIC STORAGE 5.05% CUM PFD G |
| PSA-H | PUBLIC STORAGE 5.60 DEPSHS RP H |
| PSA-I | PUBLIC STORAGE 4.875% DP SH PFD |
| PSA-J | PUBLIC STORAGE 4.7% DP SH PF J |
| PSA-K | PUBLIC STORAGE 4.75 DP PFD SH K |
| PSA-L | PUBLIC STORAGE 4.625 DEP PFD L |
| PSA-M | PUBLIC STORAGE 4.125 DP SH PF M |
| PSA-N | PUBLIC STORAGE 3.875% DEP PFD N |
| PSA-O | PUBLIC STORAGE 3.900% DEP PFD O |
| PSA-P | PUBLIC STORAGE 4% DEP SHS PFD P |
| PSAC | PROPERTY SOLUTIONS ACQUISITION COM |
| PSACU | PROPERTY SOLUTIONS ACQUISITION UNIT EXP 033027 |
| PSACW | PROPERTY SOLUTIONS ACQUISITION WT EXP 033027 |
| PSAG | PROPERTY SOLUTIONS ACQUISITION COM CL A |
| PSAGU | PROPERTY SOLUTIONS ACQUISITION UNIT EX 030126 |
| PSAGW | PROPERTY SOLUTIONS ACQUISITION WT EXP 030126 |
| PSB | PS BUSINESS PKS INC CALIF COM |
| PSB-W | PS BUSINESS PKS INC CALIF DEP SHS RP PFD W |
| PSB-X | PS BUSINESS PKS INC CALIF DEP SHS RP PFD X |
| PSB-Y | PS BUSINESS PKS INC CALIF DEP SHS RP PFD Y |
| PSB-Z | PS BUSINESS PKS INC CALIF 4.875% CUM PFD Z |
| PSC | PRINCIPAL EXCHANGE-TRADED FDS US SMCP MLTFCTR |
| PSCC | INVESCO EXCH TRADED FD TR II S&P SMLCP STAP |
| PSCD | INVESCO EXCH TRADED FD TR II S&P SMLCP DISC |
| PSCE | INVESCO EXCH TRADED FD TR II S&P SMLCP ENGY |
| PSCF | INVESCO EXCH TRADED FD TR II S&P SMLCP FINL |
| PSCH | INVESCO EXCH TRADED FD TR II S&P SMLCP HELT |
| PSCI | INVESCO EXCH TRADED FD TR II S&P SMLCP INDL |
| PSCM | INVESCO EXCH TRADED FD TR II S&P SMLCP MATL |
| PSCT | INVESCO EXCH TRADED FD TR II S&P SMLCP INFO |

| | |
|---|---|
| PSCU | INVESCO EXCH TRADED FD TR II S&P SMLCP UTIL |
| PSEC | PROSPECT CAP CORP COM |
| PSET | PRINCIPAL EXCHANGE-TRADED FDS QUALITY ETF |
| PSF | COHEN & STEERS SELECT PFD & IN COM |
| PSFE | PAYSAFE LIMITED ORD |
| PSFE+ | PAYSAFE LIMITED WT EX 033026 |
| PSHG | PERFORMANCE SHIPPING INC COM NEW |
| PSI | INVESCO EXCHANGE TRADED FD TR DYNMC SEMICNDT |
| PSJ | INVESCO EXCHANGE TRADED FD TR DYNMC SOFTWARE |
| PSK | SPDR SER TR ICE PFD SEC ETF |
| PSL | INVESCO EXCHANGE TRADED FD TR DWA STAPLES |
| PSLV | SPROTT PHYSICAL SILVER TR TR UNIT |
| PSMT | PRICESMART INC COM |
| PSN | PARSONS CORP DEL COM |
| PSNL | PERSONALIS INC COM |
| PSO | PEARSON PLC SPONSORED ADR |
| PSP | INVESCO EXCHANGE TRADED FD TR GBL LISTED PVT |
| PSPC= | POST HOLDINGS PARTNERING CORP UNIT |
| PSQ | PROSHARES TR SHORT QQQ NEW |
| PSR | INVESCO ACTIVELY MANAGED ETF ACTIVE US REAL |
| PST | PROSHARES TR PSHS ULSHT 7-10Y |
| PSTG | PURE STORAGE INC CL A |
| PSTH | PERSHING SQUARE TONTINE HLDGS COM CL A |
| PSTH+ | PERSHING SQUARE TONTINE HLDGS WT EXP 072425 |
| PSTI | PLURISTEM THERAPEUTICS INC COM NEW |
| PSTL | POSTAL REALTY TRUST INC CL A |
| PSTV | PLUS THERAPEUTICS INC COM NEW |
| PSTX | POSEIDA THERAPEUTICS INC COM |
| PSX | PHILLIPS 66 COM |
| PSXP | PHILLIPS 66 PARTNERS LP COM UNIT REP INT |
| PSY | ETF SER SOLUTIONS DEFIANCE NEXT |
| PT | PINTEC TECHNOLOGY HLDGS LTD SPONSORED ADS |
| PTA | COHEN & STEERS TAX ADVAN PFD S COM |
| PTBD | PACER FDS TR TRENDPILOT US BD |

| | |
|---|---|
| PTC | PTC INC COM |
| PTCT | PTC THERAPEUTICS INC COM |
| PTE | POLARITYTE INC COM |
| PTEN | PATTERSON-UTI ENERGY INC COM |
| PTF | INVESCO EXCHANGE TRADED FD TR DWA TECHNOLOGY |
| PTGX | PROTAGONIST THERAPEUTICS INC COM |
| PTH | INVESCO EXCHANGE TRADED FD TR DWA HEALTHCARE |
| PTIC | PROPTECH INVESTMENT CORP II COM CL A |
| PTICU | PROPTECH INVESTMENT CORP II UNIT EX |
| PTICW | PROPTECH INVESTMENT CORP II WT EX 120827 |
| PTIN | PACER FDS TR TRENDPILOT INTL |
| PTIX | PROTAGENIC THERAPEUTICS INC COM |
| PTIXW | PROTAGENIC THERAPEUTICS INC WT EXP 041325 |
| PTK | PTK ACQUISITION CORP COM |
| PTK+ | PTK ACQUISITION CORP WT EXP 121227 |
| PTK= | PTK ACQUISITION CORP UNIT |
| PTMN | PORTMAN RIDGE FIN CORP COM |
| PTN | PALATIN TECHNOLOGIES INC COM PAR $ .01 |
| PTNR | PARTNER COMMUNICATIONS CO LTD ADR |
| PTOC | PINE TECHNOLOGY ACQUISITN CORP CLASS A COM |
| PTOCU | PINE TECHNOLOGY ACQUISITN CORP UNIT EX 033128 |
| PTOCW | PINE TECHNOLOGY ACQUISITN CORP WT EXP 033128 |
| PTON | PELOTON INTERACTIVE INC CL A COM |
| PTPI | PETROS PHARMACEUTICALS INC COM |
| PTR | PETROCHINA CO LTD SPONSORED ADR |
| PTRA | PROTERRA INC COM |
| PTRAW | PROTERRA INC WT EXP 092227 |
| PTRS | PARTNERS BANCORP COM |
| PTSI | P A M TRANSN SVCS INC COM |
| PTVE | PACTIV EVERGREEN INC COM |
| PTY | PIMCO CORPORATE & INCOME OPPOR COM |
| PUBM | PUBMATIC INC COM CL A |
| PUCK | GOAL ACQUISITIONS CORP COM |
| PUCKU | GOAL ACQUISITIONS CORP UNIT |

| | |
|---|---|
| PUCKW | GOAL ACQUISITIONS CORP WT EXP 021126 |
| PUI | INVESCO EXCHANGE TRADED FD TR DWA UTILS MUMT |
| PUK | PRUDENTIAL PLC ADR |
| PUK- | PRUDENTIAL PLC 6.75% PERP SUB |
| PUK-A | PRUDENTIAL PLC PER SUB 6.50% |
| PULM | PULMATRIX INC COM NEW |
| PULS | PGIM ETF TR ULTRA SHORT |
| PUMP | PROPETRO HLDG CORP COM |
| PUTW | WISDOMTREE TR CBOE S&P 500 |
| PUYI | PUYI INC ADS |
| PV | PRIMAVERA CAPITAL ACQUIST CORP SHS CL A |
| PV+ | PRIMAVERA CAPITAL ACQUIST CORP WT EXP 011926 |
| PV= | PRIMAVERA CAPITAL ACQUIST CORP UNIT EX 011926 |
| PVAC | PENN VA CORP COM |
| PVAL | PUTNAM ETF TRUST FOCUSED LAR CAP |
| PVBC | PROVIDENT BANCORP INC COM NEW |
| PVG | PRETIUM RES INC COM |
| PVH | PVH CORPORATION COM |
| PVI | INVESCO EXCH TRADED FD TR II VRDO TAX FREE |
| PVL | PERMIANVILLE RTY TR TR UNIT |
| PW | POWER REIT COM |
| PW-A | POWER REIT PFD SER A 7.75% |
| PWB | INVESCO EXCHANGE TRADED FD TR DYNMC LRG GWTH |
| PWC | INVESCO EXCHANGE TRADED FD TR DYNMC MKT ETF |
| PWFL | POWERFLEET INC COM |
| PWOD | PENNS WOODS BANCORP INC COM |
| PWP | PERELLA WEINBERG PARTNERS CLASS A COM |
| PWPPW | PERELLA WEINBERG PARTNERS WT EXP |
| PWR | QUANTA SVCS INC COM |
| PWV | INVESCO EXCHANGE TRADED FD TR DYNMC LRG VALU |
| PWZ | INVESCO EXCH TRADED FD TR II CALIF AMT MUN |
| PXD | PIONEER NAT RES CO COM |
| PXE | INVESCO EXCHANGE TRADED FD TR DYNMC ENRG EXP |
| PXF | INVESCO EXCH TRADED FD TR II FTSE RAFI DEV |

| | |
|---|---|
| PXH | INVESCO EXCH TRADED FD TR II FTSE RAFI EMNG |
| PXI | INVESCO EXCHANGE TRADED FD TR DWA ENERGY MNT |
| PXJ | INVESCO EXCHANGE TRADED FD TR DYNMC OIL GAS |
| PXLW | PIXELWORKS INC COM NEW |
| PXQ | INVESCO EXCHANGE TRADED FD TR DYNMC NETWRNG |
| PXS | PYXIS TANKERS INC COM |
| PXSAP | PYXIS TANKERS INC 7.75% CNV PFD A |
| PXSAW | PYXIS TANKERS INC WT EXP 091525 |
| PY | PRINCIPAL EXCHANGE-TRADED FDS PRNCPL VLU ETF |
| PYN | PIMCO NEW YORK MUN INCOME FD I COM |
| PYPD | POLYPID LTD SHS |
| PYPE | UBS AG LONDON BRANCH ETRACS NYSE |
| PYPL | PAYPAL HLDGS INC COM |
| PYR | PYROGENESIS CDA INC COM |
| PYS | PPLUS TR RRD-1 CTF CL A |
| PYT | PPLUS TR GSC 2 CT FL RT |
| PYZ | INVESCO EXCHANGE TRADED FD TR DWA BASIC MATL |
| PZA | INVESCO EXCH TRADED FD TR II NATL AMT MUNI |
| PZC | PIMCO CALIF MUN INCOME FD III COM |
| PZG | PARAMOUNT GOLD NEV CORP COM |
| PZN | PZENA INVT MGMT INC CLASS A |
| PZT | INVESCO EXCH TRADED FD TR II NY AMT FRE MUN |
| PZZA | PAPA JOHNS INTL INC COM |
| QABA | FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF |
| QADA | QAD INC CL A |
| QADB | QAD INC CL B |
| QAI | INDEXIQ ETF TR HEDGE MLTI ETF |
| QARP | DBX ETF TR XTRCKR RUSL 1000 |
| QAT | ISHARES TR MSCI QATAR ETF |
| QCLN | FIRST TR EXCHANGE-TRADED FD NAS CLNEDG GREEN |
| QCOM | QUALCOMM INC COM |
| QCRH | QCR HOLDINGS INC COM |
| QD | QUDIAN INC ADR |
| QDEF | FLEXSHARES TR QLT DIV DEF IDX |

| | |
|---|---|
| QDEL | QUIDEL CORP COM |
| QDF | FLEXSHARES TR QUALT DIVD IDX |
| QDIV | GLOBAL X FDS S&P 500 QLT ETF |
| QDYN | FLEXSHARES TR QLT DIVDYN IDX |
| QED | INDEXIQ ETF TR HDG EVE DRIV |
| QEFA | SPDR INDEX SHS FDS MSCI EAFE STRTGC |
| QELL | QELL ACQUISITION CORP CL A |
| QELLU | QELL ACQUISITION CORP UNIT EXP 100125 |
| QELLW | QELL ACQUISITION CORP WT EXP 100125 |
| QEMM | SPDR INDEX SHS FDS MSCI EMRG MKTS |
| QFIN | 360 DIGITECH INC AMERICAN DEP |
| QFTA | QUANTUM FINTECH ACQUISTIN CORP COMMON STOCK |
| QFTA+ | QUANTUM FINTECH ACQUISTIN CORP WT EXP 013026 |
| QFTA= | QUANTUM FINTECH ACQUISTIN CORP UNIT 013026 |
| QGEN | QIAGEN NV SHS NEW |
| QGRO | AMERICAN CENTY ETF TR STOXX US QLTY |
| QH | QUHUO LTD ADS |
| QID | PROSHARES TR ULTSHRT QQQ |
| QINT | AMERICAN CENTY ETF TR QUALITY DIVRSFED |
| QIPT | QUIPT HOME MEDICAL CORP COM |
| QIWI | QIWI PLC SPON ADR REP B |
| QK | Q&K INTL GROUP LTD SPONSORED ADS |
| QLD | PROSHARES TR PSHS ULTRA QQQ |
| QLGN | QUALIGEN THERAPEUTICS INC COM |
| QLI | QILIAN INTL HLDG GROUP LTD COM |
| QLS | INDEXIQ ETF TR LNG SHT TRACK |
| QLTA | ISHARES TR A RATE CP BD ETF |
| QLV | FLEXSHARES TR US QT LW VLTY |
| QLVD | FLEXSHARES TR DEV MRK EX LOW |
| QLVE | FLEXSHARES TR EMRG MKT QT LW |
| QLYS | QUALYS INC COM |
| QMCO | QUANTUM CORP COM NEW |
| QMJ | DIREXION SHS ETF TR S&P 500 HI MIN |
| QMN | INDEXIQ ETF TR IQ HEDGMKT NUT |

| | |
|---|---|
| QNST | QUINSTREET INC COM |
| QPT | ADVISORSHARES TR Q PORTFOLIO BLEN |
| QPX | ADVISORSHARES TR Q DYNAMIC GROWTH |
| QQC | SIMPLIFY EXCHANGE TRADED FUNDS NASDAQ 100 CNVX |
| QQD | SIMPLIFY EXCHANGE TRADED FUNDS NASDAQ 100 DS CN |
| QQEW | FIRST TR NAS100 EQ WEIGHTED IX SHS |
| QQH | NORTHERN LTS FD TR III HCM DEFND 100 |
| QQQ | INVESCO QQQ TR UNIT SER 1 |
| QQQA | PROSHARES TR NASDAQ100 DORSEY |
| QQQE | DIREXION SHS ETF TR NAS100 EQL WGT |
| QQQJ | INVESCO EXCH TRADED FD TR II NASDAQNXTGEN100 |
| QQQM | INVESCO EXCH TRADED FD TR II NASDAQ 100 ETF |
| QQQN | VICTORY PORTFOLIOS II VS NASDQ NXT 50 |
| QQQX | NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS |
| QQXT | FIRST TR EXCHANGE-TRADED FD NASDAQ 100 EX |
| QRFT | EXCHANGE LISTED FDS TR QRAFT AI ENHCD |
| QRHC | QUEST RESOURCE HLDG CORP COM NEW |
| QRTEA | QURATE RETAIL INC COM SER A |
| QRTEB | QURATE RETAIL INC COM SER B |
| QRTEP | QURATE RETAIL INC NT CAL 31 |
| QRVO | QORVO INC COM |
| QS | QUANTUMSCAPE CORP COM CL A |
| QS+ | QUANTUMSCAPE CORP WT EXP 112525 |
| QSI | QUANTUM SI INC COM CL A |
| QSIAW | QUANTUM SI INC WT EXP 061026 |
| QSR | RESTAURANT BRANDS INTL INC COM |
| QSY | WISDOMTREE TR US QLT SHRHD YLD |
| QTEC | FIRST TR NASDAQ 100 TECH INDX SHS |
| QTNT | QUOTIENT LTD SHS |
| QTRX | QUANTERIX CORP COM |
| QTS | QTS RLTY TR INC COM CL A |
| QTS-A | QTS RLTY TR INC 7.12% CUM PFD A |
| QTS-B | QTS RLTY TR INC 6.50% CON PFD B |
| QTT | QUTOUTIAO INC ADS REP SHS A |

| | |
|---|---|
| QTUM | ETF SER SOLUTIONS DEFIANCE QUANT |
| QTWO | Q2 HLDGS INC COM |
| QUAD | QUAD / GRAPHICS INC COM CL A |
| QUIK | QUICKLOGIC CORP COM NEW |
| QULL | UBS AG LONDON BRANCH NT LKD 51 |
| QUMU | QUMU CORP COM |
| QUOT | QUOTIENT TECHNOLOGY INC COM |
| QURE | UNIQURE NV SHS |
| QUS | SPDR SER TR MSCI USA STRTGIC |
| QVCC | QVC INC FXD NT 68 |
| QVCD | QVC INC 6.375 SR NT 67 |
| QWLD | SPDR INDEX SHS FDS MSCI WRLD STRGIC |
| QYLD | GLOBAL X FDS NASDAQ 100 COVER |
| QYLG | GLOBAL X FDS NASDQ 100 CVRDGW |
| R | RYDER SYS INC COM |
| RA | BROOKFIELD REAL ASSETS INCOME SHS BEN INT |
| RAAC | REVOLUTION ACCELERTN ACQU CORP COM CL A |
| RAACU | REVOLUTION ACCELERTN ACQU CORP UNIT EXP 120125 |
| RAACW | REVOLUTION ACCELERTN ACQU CORP WT EXP 120125 |
| RAAS | CLOOPEN GROUP HOLDING LIMITED ADS |
| RAAX | VANECK VECTORS ETF TR INFLATION ALLOCA |
| RACA | THERAPEUTICS ACQUISITION CORP COM CL A |
| RACB | RESEARCH ALLIANCE CORP II COM CL A |
| RACE | FERRARI N V COM |
| RAD | RITE AID CORP COM |
| RADA | RADA ELECTR INDS LTD COM PAR NEW |
| RADI | RADIUS GLOBAL INFRASTRCTRE INC COM CL A |
| RAFE | PIMCO EQUITY SER RAFI ESG US |
| RAIL | FREIGHTCAR AMER INC COM |
| RAIN | RAIN THERAPEUTICS INC COM |
| RALS | PROSHARES TR RAFI LG SHT FD |
| RAMMU | ARIES I ACQUISITION CORP UNIT EX 031826 |
| RAMP | LIVERAMP HLDGS INC COM |
| RAND | RAND CAP CORP COM NEW |

| | |
|---|---|
| RAPT | RAPT THERAPEUTICS INC COM |
| RARE | ULTRAGENYX PHARMACEUTICAL INC COM |
| RAVE | RAVE RESTAURANT GROUP INC COM |
| RAVI | FLEXSHARES TR READY ACC VARI |
| RAVN | RAVEN INDS INC COM |
| RAYC | ADVISORS INNER CIRCLE FD III RAYLIANT QUANTAM |
| RBA | RITCHIE BROS AUCTIONEERS COM |
| RBAC | REDBALL ACQUISITION CORP COM CL A |
| RBAC+ | REDBALL ACQUISITION CORP WT EXP 081722 |
| RBAC= | REDBALL ACQUISITION CORP UNITS |
| RBB | RBB BANCORP COM |
| RBBN | RIBBON COMMUNICATIONS INC COM |
| RBC | REGAL BELOIT CORP COM |
| RBCAA | REPUBLIC BANCORP INC KY CL A |
| RBCN | RUBICON TECHNOLOGY INC COM NEW |
| RBIN | ETF SER SOLUTIONS NATIONWIDE RSK |
| RBKB | RHINEBECK BANCORP INC COM |
| RBLX | ROBLOX CORP CL A |
| RBNC | RELIANT BANCORP INC COM |
| RBND | SPDR SER TR BBG SASB CRPT ES |
| RBUS | ETF SER SOLUTIONS NATIONWIDE ETF |
| RC | READY CAPITAL CORP COM |
| RC-B | READY CAPITAL CORP PFD B 8.625% |
| RC-C | READY CAPITAL CORP 6.25 CNV PFD C |
| RC-D | READY CAPITAL CORP PFD SER D 7.625% |
| RC-E | READY CAPITAL CORP 6.50% CUM PFD E |
| RCA | READY CAPITAL CORP 7% CN SR NT 2023 |
| RCAT | RED CAT HLDGS INC COM |
| RCB | READY CAPITAL CORP FXD NT 26 |
| RCC | READY CAPITAL CORP NT CAL 26 |
| RCD | INVESCO EXCHANGE TRADED FD TR S&P500 EQL DIS |
| RCEL | AVITA MEDICAL INC COM |
| RCG | RENN FD INC COM |
| RCHG | RECHARGE ACQUISITION CORP COM CL A |

| | |
|---|---|
| RCHGU | RECHARGE ACQUISITION CORP UNIT EX |
| RCHGW | RECHARGE ACQUISITION CORP WT EXP 100527 |
| RCI | ROGERS COMMUNICATIONS INC CL B |
| RCII | RENT A CTR INC NEW COM |
| RCKT | ROCKET PHARMACEUTICALS INC COM |
| RCKY | ROCKY BRANDS INC COM |
| RCL | ROYAL CARIBBEAN GROUP COM |
| RCLF | ROSECLIFF ACQUISITION CORP I COM CL A |
| RCLFU | ROSECLIFF ACQUISITION CORP I UNIT |
| RCLFW | ROSECLIFF ACQUISITION CORP I WT EXP 021126 |
| RCM | R1 RCM INC COM |
| RCMT | RCM TECHNOLOGIES INC COM NEW |
| RCON | RECON TECHNOLOGY LTD CL A SHS |
| RCS | PIMCO STRATEGIC INCOME FD COM |
| RCUS | ARCUS BIOSCIENCES INC COM |
| RDCM | RADCOM LTD SHS NEW |
| RDFN | REDFIN CORP COM |
| RDHL | REDHILL BIOPHARMA LTD SPONSORED ADS |
| RDI | READING INTL INC CL A |
| RDIB | READING INTL INC CL B |
| RDIV | INVESCO EXCH TRADED FD TR II S&P ULTRA DIVIDE |
| RDN | RADIAN GROUP INC COM |
| RDNT | RADNET INC COM |
| RDOG | ALPS ETF TR REIT DIVIDE DOGS |
| RDS.A | ROYAL DUTCH SHELL PLC SPONS ADR A |
| RDS.B | ROYAL DUTCH SHELL PLC SPON ADR B |
| RDUS | RADIUS HEALTH INC COM NEW |
| RDVT | RED VIOLET INC COM |
| RDVY | FIRST TR EXCHANGE-TRADED FD VI RISNG DIVD ACHIV |
| RDWR | RADWARE LTD ORD |
| RDY | DR REDDYS LABS LTD ADR |
| RE | EVEREST RE GROUP LTD COM |
| REAL | THE REALREAL INC COM |
| REAX | THE REAL BROKERAGE INC COM NEW |

| | |
|---|---|
| RECS | COLUMBIA ETF TR I RESH ENHNC COR |
| REDU | RISE ED CAYMAN LTD SPONSORED ADR |
| REED | REEDS INC COM |
| REET | ISHARES TR GLOBAL REIT ETF |
| REFR | RESEARCH FRONTIERS INC COM |
| REG | REGENCY CTRS CORP COM |
| REGI | RENEWABLE ENERGY GROUP INC COM NEW |
| REGN | REGENERON PHARMACEUTICALS COM |
| REI | RING ENERGY INC COM |
| REIT | ALPS ETF TR ACTIVE REIT ETF |
| REK | PROSHARES TR SHRT RL EST FD |
| REKR | REKOR SYSTEMS INC COM |
| RELI | RELIANCE GLOBAL GROUP INC COM NEW |
| RELIW | RELIANCE GLOBAL GROUP INC WT A EXP 020126 |
| RELL | RICHARDSON ELECTRS LTD COM |
| RELX | RELX PLC SPONSORED ADR |
| REML | CREDIT SUISSE NASSAU BRANCH XLNKS REIT ETN36 |
| REMX | VANECK VECTORS ETF TR RARE EARTH STRAT |
| RENN | RENREN INC SPONSORED ADS |
| REPH | RECRO PHARMA INC COM |
| REPL | REPLIMUNE GROUP INC COM |
| REPX | RILEY EXPLORATION PERMIAN INC COM |
| RERE | AIHUISHOU INTL CO LTD SPONSORED ADS |
| RES | RPC INC COM |
| RESN | RESONANT INC COM |
| RESP | WISDOMTREE TR US ESG FUND |
| RETA | REATA PHARMACEUTICALS INC CL A |
| RETL | DIREXION SHS ETF TR RETAIL BULL 3X |
| RETO | RETO ECO SOLUTIONS INC COM |
| REV | REVLON INC CL A NEW |
| REVG | REV GROUP INC COM |
| REVH | REVOLUTION HEALTHCAR AQ CORP CLASS A COM |
| REVHU | REVOLUTION HEALTHCAR AQ CORP SAILUNITEX031826 |
| REVHW | REVOLUTION HEALTHCAR AQ CORP WT EXP 123126 |

| | |
|---|---|
| REVS | COLUMBIA ETF TR I RESH ENHNC VLU |
| REW | PROSHARES TR ULSHRT TECH NEW |
| REX | REX AMERICAN RES CORP COM |
| REXR | REXFORD INDL RLTY INC COM |
| REXR-A | REXFORD INDL RLTY INC RED PFD SER A |
| REXR-B | REXFORD INDL RLTY INC 5.875% PFD SER B |
| REXR-C | REXFORD INDL RLTY INC 5.625 CUM PFD C |
| REYN | REYNOLDS CONSUMER PRODS INC COM |
| REZ | ISHARES TR RESIDENTIAL MULT |
| REZI | RESIDEO TECHNOLOGIES INC COM |
| RF | REGIONS FINANCIAL CORP NEW COM |
| RF-B | REGIONS FINANCIAL CORP NEW DEP SHS PFD B |
| RF-C | REGIONS FINANCIAL CORP NEW 5.7 DP RP PFD C |
| RF-E | REGIONS FINANCIAL CORP NEW DEP SH PFD SER E |
| RFAP | FIRST TR EXCH TRADED FD III RIVRFRNT DY ASIA |
| RFCI | ALPS ETF TR RIVERFRONT DYM |
| RFDA | ALPS ETF TR RIVERFRNT DYMC |
| RFDI | FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV |
| RFEM | FIRST TR EXCH TRADED FD III RIVR FRNT DYN |
| RFEU | FIRST TR EXCH TRADED FD III RIVRFRNT DYN EUR |
| RFFC | ALPS ETF TR RIVERFRNT FLEX |
| RFG | INVESCO EXCHANGE TRADED FD TR S&P MDCP400 PR |
| RFI | COHEN & STEERS TOTAL RETURN RL COM |
| RFIL | RF INDS LTD COM PAR $0.01 |
| RFL | RAFAEL HLDGS INC COM CL B |
| RFM | RIVERNORTH FLEXIBLE MUN INCOME COM |
| RFMZ | RIVERNORTH FLEXIBLE MUNI INCME COM |
| RFP | RESOLUTE FST PRODS INC COM |
| RFUN | ALPS ETF TR RIVERFRONT UNC |
| RFV | INVESCO EXCHANGE TRADED FD TR S&P MDCP400 VL |
| RGA | REINSURANCE GRP OF AMERICA INC COM NEW |
| RGCO | RGC RES INC COM |
| RGEN | REPLIGEN CORP COM |
| RGI | INVESCO EXCHANGE TRADED FD TR S&P500 EQL IND |

| | |
|---|---|
| RGLD | ROYAL GOLD INC COM |
| RGLS | REGULUS THERAPEUTICS INC COM NEW |
| RGNX | REGENXBIO INC COM |
| RGP | RESOURCES CONNECTION INC COM |
| RGR | STURM RUGER & CO INC COM |
| RGS | REGIS CORP MINN COM |
| RGT | ROYCE GLOBAL VALUE TR INC COM |
| RH | RH COM |
| RHE | REGIONAL HEALTH PPTYS INC COM |
| RHE-A | REGIONAL HEALTH PPTYS INC 10.875% PFD A |
| RHI | ROBERT HALF INTL INC COM |
| RHP | RYMAN HOSPITALITY PPTYS INC COM |
| RHS | INVESCO EXCHANGE TRADED FD TR S&P500 EQL STP |
| RIBT | RICEBRAN TECHNOLOGIES COM NEW |
| RICE | RICE ACQUISITION CORP COM CL A |
| RICE+ | RICE ACQUISITION CORP WT EXP 102627 |
| RICE= | RICE ACQUISITION CORP UNIT EX |
| RICK | RCI HOSPITALITY HLDGS INC COM |
| RIDE | LORDSTOWN MOTORS CORP COM CL A |
| RIG | TRANSOCEAN LTD REG SHS |
| RIGL | RIGEL PHARMACEUTICALS INC COM NEW |
| RIGS | ALPS ETF TR RIVRFRNT STR INC |
| RILY | B. RILEY FINANCIAL INC COM |
| RILYG | B. RILEY FINANCIAL INC SR NT 7.25% 27 |
| RILYH | B. RILEY FINANCIAL INC 7.375% SR NT 23 |
| RILYI | B. RILEY FINANCIAL INC 6.875 NT 23 |
| RILYK | B. RILEY FINANCIAL INC SR NT 26 |
| RILYL | B. RILEY FINANCIAL INC 7.375 DP CUM B |
| RILYM | B. RILEY FINANCIAL INC 6.375% RILYM 25 |
| RILYN | B. RILEY FINANCIAL INC NT 26 |
| RILYO | B. RILEY FINANCIAL INC FXD NT |
| RILYP | B. RILEY FINANCIAL INC 6.875 DP SH PF A |
| RILYT | B. RILEY FINANCIAL INC 6 SR NT 2028 |
| RINF | PROSHARES TR INFLATN EXPECTNS |

| | |
|---|---|
| RING | ISHARES INC MSCI GBL GOLD MN |
| RIO | RIO TINTO PLC SPONSORED ADR |
| RIOT | RIOT BLOCKCHAIN INC COM |
| RISN | NORTHERN LTS FD TR IV INSPIRE TACTICAL |
| RIV | RIVERNORTH OPPORTUNITIES FD IN COM |
| RIVE | RIVERVIEW FINL CORP NEW COM |
| RJA | SWEDISH EXPT CR CORP ROG AGRI ETN22 |
| RJF | RAYMOND JAMES FINL INC COM |
| RJI | SWEDISH EXPT CR CORP ROG TTL ETN 22 |
| RJN | SWEDISH EXPT CR CORP RG ENRGY ETN22 |
| RJZ | SWEDISH EXPT CR CORP RG METAL ETN22 |
| RKDA | ARCADIA BIOSCIENCES INC COM NEW |
| RKT | ROCKET COS INC COM CL A |
| RKTA | ROCKET INTERNET GRWT OPRT CORP SHS CL A |
| RKTA+ | ROCKET INTERNET GRWT OPRT CORP WT EXP |
| RKTA= | ROCKET INTERNET GRWT OPRT CORP UNIT |
| RL | RALPH LAUREN CORP CL A |
| RLAY | RELAY THERAPEUTICS INC COM |
| RLGT | RADIANT LOGISTICS INC COM |
| RLGY | REALOGY HLDGS CORP COM |
| RLI | RLI CORP COM |
| RLJ | RLJ LODGING TR COM |
| RLJ-A | RLJ LODGING TR CUM CONV PFD A |
| RLMD | RELMADA THERAPEUTICS INC COM |
| RLX | RLX TECHNOLOGY INC SPONSORED ADS |
| RLY | SSGA ACTIVE ETF TR MULT ASS RLRTN |
| RM | REGIONAL MGMT CORP COM |
| RMAX | RE MAX HLDGS INC CL A |
| RMBI | RICHMOND MUT BANCORPORATION COM |
| RMBL | RUMBLEON INC COM CL B |
| RMBS | RAMBUS INC DEL COM |
| RMCF | ROCKY MTN CHOCOLATE FACTORY IN COM |
| RMD | RESMED INC COM |
| RMED | RA MED SYS INC COM |

| | |
|---|---|
| RMGB | RMG ACQUISITION CORP II CL A SHS |
| RMGBU | RMG ACQUISITION CORP II UNIT EXP 120925 |
| RMGBW | RMG ACQUISITION CORP II WT EXP 122725 |
| RMGC | RMG ACQUISITION CORP III CL A SHS |
| RMGCU | RMG ACQUISITION CORP III UNIT EX 020826 |
| RMGCW | RMG ACQUISITION CORP III WT EXP 020826 |
| RMI | RIVERNORTH OPPORTUNISTIC MUN COM |
| RMM | RIVERNORTH MANAGED DUR MUN INM COM |
| RMNI | RIMINI STR INC DEL COM |
| RMO | ROMEO POWER INC COM |
| RMPL- | RIVERNORTH SPECIALTY FIN CORP 5.875% PFD A |
| RMR | RMR GROUP INC CL A |
| RMRM | RMR MORTGAGE TR COM |
| RMT | ROYCE MICRO-CAP TR INC COM |
| RMTI | ROCKWELL MED INC COM |
| RNA | AVIDITY BIOSCIENCES INC COM |
| RNDB | RANDOLPH BANCORP INC COM |
| RNDM | FIRST TR EXCHANGE-TRADED FD VI DEVELOPED INTL |
| RNDV | FIRST TR EXCHANGE-TRADED FD VI US EQTY DIVI |
| RNEM | FIRST TR EXCHANGE-TRADED FD VI EMERGING MKTS |
| RNG | RINGCENTRAL INC CL A |
| RNGR | RANGER ENERGY SVCS INC COM CL A |
| RNLC | FIRST TR EXCHANGE-TRADED FD VI LARGE CP US EQ |
| RNLX | RENALYTIX PLC ADS |
| RNMC | FIRST TR EXCHANGE-TRADED FD VI MID CAP US EQT |
| RNP | COHEN & STEERS REIT & PFD & IN COM |
| RNR | RENAISSANCERE HLDGS LTD COM |
| RNR-E | RENAISSANCERE HLDGS LTD PREF SHS SER E |
| RNR-F | RENAISSANCERE HLDGS LTD 5.750% PFD F |
| RNRG | GLOBAL X FDS RENEWABLE ENERGY |
| RNSC | FIRST TR EXCHANGE-TRADED FD VI SMAL CP US EQT |
| RNST | RENASANT CORP COM |
| RNWK | REALNETWORKS INC COM NEW |
| ROAD | CONSTRUCTION PARTNERS INC COM CL A |

| | |
|---|---|
| ROAM | LATTICE STRATEGIES TR HARTFRD EMRG ETF |
| ROBO | EXCHANGE TRADED CONCEPTS TR ROBO GLB ETF |
| ROBT | FIRST TR EXCHANGE-TRADED FD VI NASDQ ARTFCIAL |
| ROCC | ROTH CH ACQUISITION II CO COM |
| ROCCU | ROTH CH ACQUISITION II CO UNIT EXP 121125 |
| ROCCW | ROTH CH ACQUISITION II CO WT EXP 091625 |
| ROCK | GIBRALTAR INDS INC COM |
| ROCR | ROTH CH ACQUISITION III CO COM |
| ROCRU | ROTH CH ACQUISITION III CO UNIT EX 022626 |
| ROCRW | ROTH CH ACQUISITION III CO WT EXP 022626 |
| RODM | LATTICE STRATEGIES TR HARTFORD MLT ETF |
| ROG | ROGERS CORP COM |
| ROIC | RETAIL OPPORTUNITY INVTS CORP COM |
| ROK | ROCKWELL AUTOMATION INC COM |
| ROKT | SPDR SER TR S&P KENSHO FINAL |
| ROKU | ROKU INC COM CL A |
| ROL | ROLLINS INC COM |
| ROLL | RBC BEARINGS INC COM |
| ROM | PROSHARES TR PSHS ULTRA TECH |
| RONI= | RICE ACQUISITION CORP II UNIT |
| ROOF | INDEXIQ ETF TR US RL EST SMCP |
| ROOT | ROOT INC COM CL A |
| ROP | ROPER TECHNOLOGIES INC COM |
| RORO | TIDAL ETF TR ATAC US ROTATION |
| ROSC | LATTICE STRATEGIES TR HARTFORD MLT SML |
| ROSS | ROSS ACQUISITION CORP II SHS CL A |
| ROSS+ | ROSS ACQUISITION CORP II WT EXP 020126 |
| ROSS= | ROSS ACQUISITION CORP II UNIT |
| ROST | ROSS STORES INC COM |
| ROT | ROTOR ACQUISITION CORP COM |
| ROT+ | ROTOR ACQUISITION CORP WT EXP 061527 |
| ROT= | ROTOR ACQUISITION CORP UNIT EX 061527 |
| ROUS | LATTICE STRATEGIES TR HARTFORD US EQTY |
| RPAI | RETAIL PPTYS AMER INC CL A |

| | |
|---|---|
| RPAR | TIDAL ETF TR RPAR RISK PARI |
| RPAY | REPAY HLDGS CORP COM CL A |
| RPD | RAPID7 INC COM |
| RPG | INVESCO EXCHANGE TRADED FD TR S&P500 PUR GWT |
| RPHM | RENEO PHARMACEUTICALS INC COM |
| RPM | RPM INTL INC COM |
| RPRX | ROYALTY PHARMA PLC SHS CLASS A |
| RPT | RPT REALTY SH BEN INT |
| RPT-D | RPT REALTY 7.25 PFD D CONV |
| RPTX | REPARE THERAPEUTICS INC COM |
| RPV | INVESCO EXCHANGE TRADED FD TR S&P500 PUR VAL |
| RQI | COHEN & STEERS QUALITY INCOME COM |
| RRBI | RED RIVER BANCSHARES INC COM |
| RRC | RANGE RES CORP COM |
| RRD | DONNELLEY R R & SONS CO COM |
| RRGB | RED ROBIN GOURMET BURGERS INC COM |
| RRR | RED ROCK RESORTS INC CL A |
| RS | RELIANCE STEEL & ALUMINUM CO COM |
| RSF | RIVERNORTH SPECIALTY FIN CORP COM |
| RSG | REPUBLIC SVCS INC COM |
| RSI | RUSH STREET INTERACTIVE INC COM |
| RSLS | RESHAPE LIFESCIENCES INC COM |
| RSP | INVESCO EXCHANGE TRADED FD TR S&P500 EQL WGT |
| RSSS | RESEARCH SOLUTIONS INC COM |
| RSVA | RODGERS SILICON VALLEY AQ CORP COM |
| RSVAU | RODGERS SILICON VALLEY AQ CORP UNIT EXP 113025 |
| RSVAW | RODGERS SILICON VALLEY AQ CORP WT EXP 113025 |
| RTH | VANECK VECTORS ETF TR RETAIL ETF |
| RTLR | RATTLER MIDSTREAM LP COM UNITS |
| RTM | INVESCO EXCHANGE TRADED FD TR S&P500 EQL MAT |
| RTP | REINVENT TECHNOLOGY PARTNERS CL A |
| RTP+ | REINVENT TECHNOLOGY PARTNERS WT EXP 091625 |
| RTP= | REINVENT TECHNOLOGY PARTNERS UNIT |
| RTPY | REINVENT TECHNOLOGY PARTNERS Y CLASS A ORD SHS |

| | |
|---|---|
| RTPYU | REINVENT TECHNOLOGY PARTNERS Y UNIT EX 031226 |
| RTPYW | REINVENT TECHNOLOGY PARTNERS Y WT EXP 031226 |
| RTPZ | REINVENT TECHNOLOGY PARTNERS Z SHS CL A |
| RTPZ+ | REINVENT TECHNOLOGY PARTNERS Z WT EXP 091625 |
| RTPZ= | REINVENT TECHNOLOGY PARTNERS Z UNIT EXP |
| RTX | RAYTHEON TECHNOLOGIES CORP COM |
| RUBY | RUBIUS THERAPEUTICS INC COM |
| RUN | SUNRUN INC COM |
| RUSHA | RUSH ENTERPRISES INC CL A |
| RUSHB | RUSH ENTERPRISES INC CL B |
| RUSL | DIREXION SHS ETF TR DLY RUSSIA BL 2X |
| RUTH | RUTHS HOSPITALITY GROUP INC COM |
| RVI | RETAIL VALUE INC COM |
| RVLV | REVOLVE GROUP INC CL A |
| RVMD | REVOLUTION MEDICINES INC COM |
| RVNC | REVANCE THERAPEUTICS INC COM |
| RVNU | DBX ETF TR XTRACK MUN INFRA |
| RVP | RETRACTABLE TECHNOLOGIES INC COM |
| RVPH | REVIVA PHARMACEUTCLS HLDGS INC COM |
| RVPHW | REVIVA PHARMACEUTCLS HLDGS INC WT EXP 122525 |
| RVSB | RIVERVIEW BANCORP INC COM |
| RVT | ROYCE VALUE TR INC COM |
| RWGV | DIREXION SHS ETF TR RUSELL1000 GWT |
| RWJ | INVESCO EXCH TRADED FD TR II S&P SMALLCAP 600 |
| RWK | INVESCO EXCH TRADED FD TR II S&P MDCP 400 REV |
| RWL | INVESCO EXCH TRADED FD TR II S&P 500 REVENUE |
| RWLK | REWALK ROBOTICS LTD SHS |
| RWM | PROSHARES TR SHRT RUSSELL2000 |
| RWO | SPDR INDEX SHS FDS DJ GLB RL ES ETF |
| RWR | SPDR SER TR DJ REIT ETF |
| RWT | REDWOOD TR INC COM |
| RWVG | DIREXION SHS ETF TR RUSELL1000 VAL |
| RWX | SPDR INDEX SHS FDS DJ INTL RL ETF |
| RXD | PROSHARES TR ULTSHT HLTHCRE |

| | |
|---|---|
| RXDX | PROMETHEUS BIOSCIENCES INC COM |
| RXI | ISHARES TR GLB CNS DISC ETF |
| RXL | PROSHARES TR PSHS ULT HLTHCRE |
| RXN | REXNORD CORP COM |
| RXRA | RXR ACQUISITION CORP CLASS A COM |
| RXRAU | RXR ACQUISITION CORP UNIT EXP 010125 |
| RXRAW | RXR ACQUISITION CORP WT EXP 030826 |
| RXRX | RECURSION PHARMACEUTICALS INC CL A |
| RXT | RACKSPACE TECHNOLOGY INC COM |
| RY | ROYAL BK CDA COM |
| RY-T | ROYAL BK OF CDA BD CDS DEP 1/40 6.75% C |
| RYAAY | RYANAIR HOLDINGS PLC SPONSORED ADS |
| RYAM | RAYONIER ADVANCED MATLS INC COM |
| RYB | RYB ED INC ADR |
| RYE | INVESCO EXCHANGE TRADED FD TR S&P500 EQL ENR |
| RYF | INVESCO EXCHANGE TRADED FD TR S&P500 EQL FIN |
| RYH | INVESCO EXCHANGE TRADED FD TR S&P500 EQL HLT |
| RYI | RYERSON HLDG CORP COM |
| RYJ | INVESCO EXCHANGE TRADED FD TR RYMND JMS SB 1 |
| RYN | RAYONIER INC COM |
| RYT | INVESCO EXCHANGE TRADED FD TR S&P500 EQL TEC |
| RYTM | RHYTHM PHARMACEUTICALS INC COM |
| RYU | INVESCO EXCHANGE TRADED FD TR S&P500 EQL UTL |
| RZA | REINSURANCE GRP OF AMERICA INC SUB DEB 42 |
| RZB | REINSURANCE GRP OF AMERICA INC SB DB FX/FL56 |
| RZG | INVESCO EXCHANGE TRADED FD TR S&P SML600 GWT |
| RZLT | REZOLUTE INC COM NEW |
| RZV | INVESCO EXCHANGE TRADED FD TR S&P SML600 VAL |
| SA | SEABRIDGE GOLD INC COM |
| SAA | PROSHARES TR PSHS ULT SCAP600 |
| SABR | SABRE CORP COM |
| SABRP | SABRE CORP 6.50% CONV PFD A |
| SACC | SACHEM CAP CORP NT 24 |
| SACH | SACHEM CAP CORP COM |

| | |
|---|---|
| SAF | SARATOGA INVT CORP 6.25% NT 25 |
| SAFE | SAFEHOLD INC COM |
| SAFM | SANDERSON FARMS INC COM |
| SAFT | SAFETY INS GROUP INC COM |
| SAGE | SAGE THERAPEUTICS INC COM |
| SAH | SONIC AUTOMOTIVE INC CL A |
| SAIA | SAIA INC COM |
| SAIC | SCIENCE APPLICATIONS INTL CORP COM |
| SAII | SOFTWARE ACQUISITN GRUP INC II COM CL A |
| SAIIU | SOFTWARE ACQUISITN GRUP INC II UNIT EX |
| SAIIW | SOFTWARE ACQUISITN GRUP INC II WT EXP 031727 |
| SAIL | SAILPOINT TECHNOLOGIES HLDGS I COM |
| SAK | SARATOGA INVT CORP 7.25% NT 25 |
| SAL | SALISBURY BANCORP INC COM |
| SALM | SALEM MEDIA GROUP INC CL A |
| SAM | BOSTON BEER INC CL A |
| SAMG | SILVERCREST ASSET MGMT GROUP I CL A |
| SAN | BANCO SANTANDER S.A. ADR |
| SANA | SANA BIOTECHNOLOGY INC COM |
| SAND | SANDSTORM GOLD LTD COM NEW |
| SANM | SANMINA CORPORATION COM |
| SANW | S&W SEED CO COM |
| SAP | SAP SE SPON ADR |
| SAR | SARATOGA INVT CORP COM NEW |
| SASR | SANDY SPRING BANCORP INC COM |
| SATS | ECHOSTAR CORP CL A |
| SAVA | CASSAVA SCIENCES INC COM |
| SAVE | SPIRIT AIRLS INC COM |
| SB | SAFE BULKERS INC COM |
| SB-C | SAFE BULKERS INC RED PERP PFD C% |
| SB-D | SAFE BULKERS INC PERP PFD SER D |
| SBAC | SBA COMMUNICATIONS CORP NEW CL A |
| SBB | PROSHARES TR SHRT SMALLCAP60 |
| SBBA | SCORPIO TANKERS INC 7.0% SR NT 25 |

| | |
|---|---|
| SBBP | STRONGBRIDGE BIOPHARMA PLC SHS USD |
| SBCF | SEACOAST BKG CORP FLA COM NEW |
| SBEA | SILVERBOX ENGAGED MERGER CO I COM CL A |
| SBEAU | SILVERBOX ENGAGED MERGER CO I UNIT EX 033128 |
| SBEAW | SILVERBOX ENGAGED MERGER CO I WT EXP 060228 |
| SBEV | SPLASH BEVERAGE GROUP INC COM NEW |
| SBEV+ | SPLASH BEVERAGE GROUP INC WT EXP |
| SBFG | SB FINL GROUP INC COM |
| SBG | SANDBRIDGE ACQUISITION CORP COM CL A |
| SBG+ | SANDBRIDGE ACQUISITION CORP WT EXP 091427 |
| SBG= | SANDBRIDGE ACQUISITION CORP UNIT EX 091427 |
| SBGI | SINCLAIR BROADCAST GROUP INC CL A |
| SBH | SALLY BEAUTY HLDGS INC COM |
| SBI | WESTERN ASSET INTER MUNI FD IN COM |
| SBII | SANDBRIDGE X2 CORP COM CLASS A |
| SBII+ | SANDBRIDGE X2 CORP WT EXP 031126 |
| SBII= | SANDBRIDGE X2 CORP UNIT |
| SBIO | ALPS ETF TR MED BREAKTHGH |
| SBLK | STAR BULK CARRIERS CORP. SHS PAR |
| SBLKZ | STAR BULK CARRIERS CORP. 8.30% SR NT 22 |
| SBM | PROSHARES TR SHT BASIC MAT |
| SBNY | SIGNATURE BK NEW YORK N Y COM |
| SBNYP | SIGNATURE BK NEW YORK N Y 5% DEP SHS PFD A |
| SBOW | SILVERBOW RES INC COM |
| SBR | SABINE RTY TR UNIT BEN INT |
| SBRA | SABRA HEALTH CARE REIT INC COM |
| SBS | COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR |
| SBSI | SOUTHSIDE BANCSHARES INC COM |
| SBSW | SIBANYE STILLWATER LTD SPONSORED ADR |
| SBT | STERLING BANCORP INC COM |
| SBTX | SILVERBACK THERAPEUTICS INC COM |
| SBUG | BARCLAYS BANK PLC IPATH SLVR ETN A |
| SBUX | STARBUCKS CORP COM |
| SC | SANTANDER CONSUMER USA HLDGS I COM |

| SCAQ | STRATIM CLOUD ACQUISITION CORP CLASS A COM |
|------|---------------------------------------------|
| SCAQU | STRATIM CLOUD ACQUISITION CORP UNIT EX 030526 |
| SCAQW | STRATIM CLOUD ACQUISITION CORP WT EXP 030526 |
| SCC | PROSHARES TR ULTSHT CONS SERV |
| SCCB | SACHEM CAP CORP 7.125 NT 24 |
| SCCC | SACHEM CAP CORP 7.75 NT 25 |
| SCCO | SOUTHERN COPPER CORP COM |
| SCD | LMP CAP & INCOME FD INC COM |
| SCDL | UBS AG LONDON BRANCH NT LKD 51 |
| SCE-G | SCE TR II TR PFD SECS 5.1% |
| SCE-H | SCE TR III FXD/FLT RT PFD |
| SCE-J | SCE TRUST IV PFD SER J |
| SCE-K | SCE TR V PFD SEC |
| SCE-L | SCE TRUST VI 5% TR PREF SECS |
| SCHA | SCHWAB STRATEGIC TR US SML CAP ETF |
| SCHB | SCHWAB STRATEGIC TR US BRD MKT ETF |
| SCHC | SCHWAB STRATEGIC TR INTL SCEQT ETF |
| SCHD | SCHWAB STRATEGIC TR US DIVIDEND EQ |
| SCHE | SCHWAB STRATEGIC TR EMRG MKTEQ ETF |
| SCHF | SCHWAB STRATEGIC TR INTL EQTY ETF |
| SCHG | SCHWAB STRATEGIC TR US LCAP GR ETF |
| SCHH | SCHWAB STRATEGIC TR US REIT ETF |
| SCHI | SCHWAB STRATEGIC TR 5 10YR CORP BD |
| SCHJ | SCHWAB STRATEGIC TR 1 5YR CORP BD |
| SCHK | SCHWAB STRATEGIC TR 1000 INDEX ETF |
| SCHL | SCHOLASTIC CORP COM |
| SCHM | SCHWAB STRATEGIC TR US MID-CAP ETF |
| SCHN | SCHNITZER STEEL INDS INC CL A |
| SCHO | SCHWAB STRATEGIC TR SHT TM US TRES |
| SCHP | SCHWAB STRATEGIC TR US TIPS ETF |
| SCHQ | SCHWAB STRATEGIC TR LONG TERM US |
| SCHR | SCHWAB STRATEGIC TR INTRM TRM TRES |
| SCHV | SCHWAB STRATEGIC TR US LCAP VA ETF |
| SCHW | SCHWAB CHARLES CORP COM |

| | |
|---|---|
| SCHW-D | SCHWAB CHARLES CORP DEP SHS 1/40 PFD |
| SCHW-J | SCHWAB CHARLES CORP 4.450% DEP PFD J |
| SCHX | SCHWAB STRATEGIC TR US LRG CAP ETF |
| SCHY | SCHWAB STRATEGIC TR INTERNL DIVID |
| SCHZ | SCHWAB STRATEGIC TR US AGGREGATE B |
| SCI | SERVICE CORP INTL COM |
| SCJ | ISHARES INC MSCI JAPN SMCETF |
| SCKT | SOCKET MOBILE INC COM NEW |
| SCL | STEPAN CO COM |
| SCLE | BROADSCALE ACQUISITION CORP COM CL A |
| SCLEU | BROADSCALE ACQUISITION CORP UNIT EX 020226 |
| SCLEW | BROADSCALE ACQUISITION CORP WT EXP 020226 |
| SCM | STELLUS CAP INVT CORP COM |
| SCO | PROSHARES TR II ULSHT BLOOMB OIL |
| SCOA | SCION TECH GROWTH I CL A SHS |
| SCOAU | SCION TECH GROWTH I UNIT EXP 121725 |
| SCOAW | SCION TECH GROWTH I WT EXP 110125 |
| SCOB | SCION TECH GROWTH II CL A SHS |
| SCOBU | SCION TECH GROWTH II UNIT |
| SCOBW | SCION TECH GROWTH II WT EXP 012826 |
| SCOR | COMSCORE INC COM |
| SCPE | SC HEALTH CORP COM CL A |
| SCPE+ | SC HEALTH CORP WT EXP |
| SCPE= | SC HEALTH CORP UNIT EX |
| SCPH | SCPHARMACEUTICALS INC COM |
| SCPL | SCIPLAY CORPORATION CL A |
| SCPS | SCOPUS BIOPHARMA INC COM |
| SCR | SCORE MEDIA & GAMING INC CL A SUB VTG SHS |
| SCS | STEELCASE INC CL A |
| SCSC | SCANSOURCE INC COM |
| SCU | SCULPTOR CAP MGMT COM CL A |
| SCVL | SHOE CARNIVAL INC COM |
| SCVX | SCVX CORP COM |
| SCVX+ | SCVX CORP WT EXP 012425 |

| | |
|---|---|
| SCVX= | SCVX CORP UNIT |
| SCWX | SECUREWORKS CORP CL A |
| SCX | STARRETT L S CO CL A |
| SCYX | SCYNEXIS INC COM NEW |
| SCZ | ISHARES TR EAFE SML CP ETF |
| SD | SANDRIDGE ENERGY INC COM NEW |
| SDAC | SUSTAINABLE DEVELP ACQU I CORP COM CL A |
| SDACU | SUSTAINABLE DEVELP ACQU I CORP UNIT EX 020426 |
| SDACW | SUSTAINABLE DEVELP ACQU I CORP WT EXP 020428 |
| SDC | SMILEDIRECTCLUB INC CL A COM |
| SDCI | USCF ETF TR SUMMERHAVEN K1 |
| SDD | PROSHARES TR ULTSHT SMLCP600 |
| SDEF | TIDAL ETF TR SOUND ENHANCED |
| SDEI | TIDAL ETF TR SOUND EQUITY INM |
| SDEM | GLOBAL X FDS MSCI SUPR EM ETF |
| SDG | ISHARES TR MSCI GLOBAL IMP |
| SDGA | IMPACT SHS FDS I TR SUS DV GGE ETF |
| SDGR | SCHRODINGER INC COM |
| SDH | GLOBAL INTERNET OF PEOPLE INC SHS |
| SDHY | PGIM SHORT DUR HIG YLD OPP FD COM |
| SDIV | GLOBAL X FDS GLB X SUPERDIV |
| SDOG | ALPS ETF TR SECTR DIV DOGS |
| SDOW | PROSHARES TR ULTRASHRT DOW 30 |
| SDP | PROSHARES TR ULSHRT UTILS NEW |
| SDPI | SUPERIOR DRILLING PRODS INC COM |
| SDS | PROSHARES TR ULTRASHRT S&P500 |
| SDVY | FIRST TR EXCHANGE-TRADED FD VI SMID RISNG ETF |
| SDY | SPDR SER TR S&P DIVID ETF |
| SE | SEA LTD SPONSORD ADS |
| SEAC | SEACHANGE INTL INC COM |
| SEAH | SPORTS ENTERTAINMENT ACQU CORP COM CL A |
| SEAH+ | SPORTS ENTERTAINMENT ACQU CORP WT EXP 103025 |
| SEAH= | SPORTS ENTERTAINMENT ACQU CORP UNIT |
| SEAS | SEAWORLD ENTMT INC COM |

| | |
|---|---|
| SEB | SEABOARD CORP DEL COM |
| SECO | SECOO HLDG LTD ADR |
| SEDG | SOLAREDGE TECHNOLOGIES INC COM |
| SEE | SEALED AIR CORP NEW COM |
| SEED | ORIGIN AGRITECH LIMITED SHS NEW |
| SEEL | SEELOS THERAPEUTICS INC COM |
| SEER | SEER INC COM CL A |
| SEF | PROSHARES TR PSHS SHTFINL ETF |
| SEIC | SEI INVTS CO COM |
| SEIX | VIRTUS ETF TR II SEIX SR LN ETF |
| SELB | SELECTA BIOSCIENCES INC COM |
| SELF | GLOBAL SELF STORAGE INC COM |
| SEM | SELECT MED HLDGS CORP COM |
| SEMR | SEMRUSH HLDGS INC CL A COM |
| SENEA | SENECA FOODS CORP NEW CL A |
| SENEB | SENECA FOODS CORP NEW CL B |
| SENS | SENSEONICS HLDGS INC COM |
| SENT | ADVISORSHARES TR ALPHA DNA EQUITY |
| SESN | SESEN BIO INC COM |
| SF | STIFEL FINL CORP COM |
| SF-A | STIFEL FINL CORP DSHS 1/40 PF A |
| SF-B | STIFEL FINL CORP 6.25 DPSHS PFD B |
| SF-C | STIFEL FINL CORP DEP RP SHS PFD C |
| SFB | STIFEL FINL CORP 5.20% SR NT 47 |
| SFBC | SOUND FINL BANCORP INC COM |
| SFBS | SERVISFIRST BANCSHARES INC COM |
| SFE | SAFEGUARD SCIENTIFICS INC COM NEW |
| SFET | SAFE T GROUP LTD SPONSORD ADS NEW |
| SFIX | STITCH FIX INC COM CL A |
| SFL | SFL CORPORATION LTD SHS |
| SFM | SPROUTS FMRS MKT INC COM |
| SFNC | SIMMONS 1ST NATL CORP CL A $1 PAR |
| SFST | SOUTHERN FIRST BANCSHARES COM |
| SFT | SHIFT TECHNOLOGIES INC CL A |

| | |
|---|---|
| SFTW | OSPREY TECHNLGY AQUISTION CORP COM CL A |
| SFTW+ | OSPREY TECHNLGY AQUISTION CORP WT EXP 103024 |
| SFTW= | OSPREY TECHNLGY AQUISTION CORP UNIT EX 103024 |
| SFUN | FANG HLDGS LTD ADR NEW |
| SFY | TIDAL ETF TR SOFI SELCT 500 |
| SFYF | TIDAL ETF TR SOFI SOCIAL 50 |
| SFYX | TIDAL ETF TR SOFI NEXT 500 |
| SGA | SAGA COMMUNICATIONS INC CL A NEW |
| SGAM | SEAPORT GLOBAL ACQUISITN CORP COM CL A |
| SGAMU | SEAPORT GLOBAL ACQUISITN CORP UNIT EX |
| SGAMW | SEAPORT GLOBAL ACQUISITN CORP WT EXP 121527 |
| SGBX | SG BLOCKS INC COM NEW |
| SGC | SUPERIOR GROUP OF CO INC COM |
| SGDJ | SPROTT ETF TRUST JR GOLD MINERS E |
| SGDM | SPROTT ETF TRUST GOLD MINERS ETF |
| SGEN | SEAGEN INC COM |
| SGFY | SIGNIFY HEALTH INC CL A COM |
| SGG | BARCLAYS BANK PLC ETN LKD 48 |
| SGH | SMART GLOBAL HLDGS INC SHS |
| SGLB | SIGMA LABS INC COM |
| SGLBW | SIGMA LABS INC WT EXP 150222 |
| SGMA | SIGMATRON INTL INC COM |
| SGMO | SANGAMO THERAPEUTICS INC COM |
| SGMS | SCIENTIFIC GAMES CORP COM |
| SGOC | SGOCO GROUP LTD SHS NEW |
| SGOL | ABERDEEN STD GOLD ETF TR PHYSCL GOLD SHS |
| SGOV | ISHARES TR 0-3 MNTH TREASRY |
| SGRP | SPAR GROUP INC COM |
| SGRY | SURGERY PARTNERS INC COM |
| SGTX | SIGILON THERAPEUTICS INC COM |
| SGU | STAR GROUP L P UNIT LTD PARTNR |
| SH | PROSHARES TR SHORT S&P 500 NE |
| SHAC | SCP & CO HEALTHCARE ACQUSTN CO COM CL A |
| SHACU | SCP & CO HEALTHCARE ACQUSTN CO UNIT EX 102725 |

| | |
|---|---|
| SHACW | SCP & CO HEALTHCARE ACQUSTN CO WT EXP 012728 |
| SHAK | SHAKE SHACK INC CL A |
| SHBI | SHORE BANCSHARES INC COM |
| SHC | SOTERA HEALTH CO COM |
| SHE | SPDR SER TR SSGA GNDER ETF |
| SHEN | SHENANDOAH TELECOMMUNICATIONS COM |
| SHG | SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD |
| SHI | SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H |
| SHIP | SEANERGY MARITIME HLDGS CORP SHS NEW |
| SHIPW | SEANERGY MARITIME HLDGS CORP WT CL A 111021 |
| SHIPZ | SEANERGY MARITIME HLDGS CORP WT B EXP 051322 |
| SHLS | SHOALS TECHNOLOGIES GROUP INC CL A |
| SHLX | SHELL MIDSTREAM PARTNERS L P UNIT LTD INT |
| SHM | SPDR SER TR NUVEEN BLMBRG SR |
| SHO | SUNSTONE HOTEL INVS INC NEW COM |
| SHO-F | SUNSTONE HOTEL INVS INC NEW PFD SER F |
| SHO-H | SUNSTONE HOTEL INVS INC NEW 6.125 CUM PFD H |
| SHOO | MADDEN STEVEN LTD COM |
| SHOP | SHOPIFY INC CL A |
| SHSP | SHARPSPRING INC COM |
| SHUS | SYNTAX ETF TR STRATIFIED US TT |
| SHV | ISHARES TR SHORT TREAS BD |
| SHW | SHERWIN WILLIAMS CO COM |
| SHY | ISHARES TR 1 3 YR TREAS BD |
| SHYF | SHYFT GROUP INC COM |
| SHYG | ISHARES TR 0-5YR HI YL CP |
| SHYL | DBX ETF TR XTRACKERS SHRT |
| SI | SILVERGATE CAP CORP CL A |
| SIBN | SI-BONE INC COM |
| SIC | SELECT INTERIOR CONCEPTS INC CL A |
| SID | COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR |
| SIEB | SIEBERT FINL CORP COM |
| SIEN | SIENTRA INC COM |
| SIF | SIFCO INDS INC COM |

| | |
|---|---|
| SIFY | SIFY TECHNOLOGIES LTD SPONSORED ADS |
| SIG | SIGNET JEWELERS LIMITED SHS |
| SIGA | SIGA TECHNOLOGIES INC COM |
| SIGI | SELECTIVE INS GROUP INC COM |
| SIGIP | SELECTIVE INS GROUP INC 4.60 DP SH PFD B |
| SII | SPROTT INC COM NEW |
| SIJ | PROSHARES TR ULTRASHORT INDL |
| SIL | GLOBAL X FDS GLOBAL X SILVER |
| SILC | SILICOM LTD ORD |
| SILJ | ETF MANAGERS TR PRIME JUNIR SLVR |
| SILK | SILK RD MED INC COM |
| SILV | SILVERCREST METALS INC COM |
| SILX | ETF MANAGERS TR PRIME 2X DLY JUR |
| SIM | GRUPO SIMEC SAB DE C V ADR |
| SIMO | SILICON MOTION TECHNOLOGY CORP SPONSORED ADR |
| SIMS | SPDR SER TR S&P KENSHO INTLG |
| SINO | SINO-GLOBAL SHIPPING AMER LTD COM NEW |
| SINT | SINTX TECHNOLOGIES INC COM NEW |
| SINV | ETF MANAGERS TR PRIME 2X DLY INV |
| SIOX | SIO GENE THERAPIES INC COMMON |
| SIRI | SIRIUS XM HOLDINGS INC COM |
| SITC | SITE CTRS CORP COM |
| SITC-A | SITE CTRS CORP DEP SH CUM PFD A |
| SITE | SITEONE LANDSCAPE SUPPLY INC COM |
| SITM | SITIME CORP COM |
| SIVB | SVB FINANCIAL GROUP COM |
| SIVBP | SVB FINANCIAL GROUP 5.25% DPRP PFD A |
| SIVR | ABERDEEN STD SILVER ETF TR PHYSCL SILVR SHS |
| SIX | SIX FLAGS ENTMT CORP NEW COM |
| SIXA | EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN MEGA |
| SIXH | EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN HEDG |
| SIXL | EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN LOW |
| SIXS | EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN SMALL |
| SIZE | ISHARES TR MSCI USA SZE FT |

| | |
|---|---|
| SJ | SCIENJOY HOLDING CORP SHS |
| SJB | PROSHARES TR SHRT HGH YIELD |
| SJI | SOUTH JERSEY INDS INC COM |
| SJIJ | SOUTH JERSEY INDS INC CAL NT 79 |
| SJIV | SOUTH JERSEY INDS INC UNIT 04/01/24 |
| SJM | SMUCKER J M CO COM NEW |
| SJNK | SPDR SER TR BLOOMBERG SRT TR |
| SJR | SHAW COMMUNICATIONS INC CL B CONV |
| SJT | SAN JUAN BASIN RTY TR UNIT BEN INT |
| SJW | SJW GROUP COM |
| SKF | PROSHARES TR ULTSHT FINLS NEW |
| SKIL | SKILLSOFT CORP CL A |
| SKIL+ | SKILLSOFT CORP WT EXP 061126 |
| SKIN | THE BEAUTY HEALTH COMPANY COM CL A |
| SKINW | THE BEAUTY HEALTH COMPANY WT EXP 050426 |
| SKLZ | SKILLZ INC COM |
| SKLZ+ | SKILLZ INC WT EXP 121625 |
| SKM | SK TELECOM LTD SPONSORED ADR |
| SKOR | FLEXSHARES TR CR SCD US BD |
| SKT | TANGER FACTORY OUTLET CTRS INC COM |
| SKX | SKECHERS U S A INC CL A |
| SKY | SKYLINE CHAMPION CORPORATION COM |
| SKYAU | SKYDECK ACQUISITION CORP UNIT EX 051326 |
| SKYT | SKYWATER TECHNOLOGY INC COM |
| SKYU | PROSHARES TR ULTR NASDAQCMPTG |
| SKYW | SKYWEST INC COM |
| SKYY | FIRST TR EXCHANGE TRADED FD II CLOUD COMPUTING |
| SLAB | SILICON LABORATORIES INC COM |
| SLAC | SOCIAL LEVERAGE ACQUISN CORP I COM CL A |
| SLAC+ | SOCIAL LEVERAGE ACQUISN CORP I WT EXP 021728 |
| SLAC= | SOCIAL LEVERAGE ACQUISN CORP I UNIT |
| SLAM | SLAM CORP CL A SHS |
| SLAMU | SLAM CORP UNIT |
| SLAMW | SLAM CORP WT EXP 022326 |

| | |
|---|---|
| SLB | SCHLUMBERGER LTD COM STK |
| SLCA | U S SILICA HLDGS INC COM |
| SLCR | SILVER CREST ACQUISITION CORP CL A SHS |
| SLCRU | SILVER CREST ACQUISITION CORP UNIT |
| SLCRW | SILVER CREST ACQUISITION CORP WT EXP 121525 |
| SLCT | SELECT BANCORP INC NEW COM |
| SLDB | SOLID BIOSCIENCES INC COM |
| SLF | SUN LIFE FINANCIAL INC. COM |
| SLG | SL GREEN RLTY CORP COM |
| SLG-I | SL GREEN RLTY CORP PFD SER I |
| SLGG | SUPER LEAGUE GAMING INC COM |
| SLGL | SOL GEL TECHNOLOGIES SHS |
| SLGN | SILGAN HOLDINGS INC COM |
| SLHG | SKYLIGHT HEALTH GROUP INC COM NEW |
| SLM | SLM CORP COM |
| SLMBP | SLM CORP PFD SER B |
| SLN | SILENCE THERAPEUTICS PLC ADS |
| SLNG | STABILIS SOLUTIONS INC COM |
| SLNO | SOLENO THERAPEUTICS INC COM NEW |
| SLP | SIMULATIONS PLUS INC COM |
| SLQD | ISHARES TR 0-5YR INVT GR CP |
| SLQT | SELECTQUOTE INC COM |
| SLRC | SLR INVESTMENT CORP COM |
| SLRX | SALARIUS PHARMACEUTICALS INC COM NEW |
| SLS | SELLAS LIFE SCIENCES GROUP INC COM NEW |
| SLV | ISHARES SILVER TR ISHARES |
| SLVO | CREDIT SUISSE AG NASSAU BRH X LINK SILVER |
| SLX | VANECK VECTORS ETF TR STEEL ETF |
| SLY | SPDR SER TR S&P 600 SML CAP |
| SLYG | SPDR SER TR S&P 600 SMCP GRW |
| SLYV | SPDR SER TR S&P 600 SMCP VAL |
| SM | SM ENERGY CO COM |
| SMAR | SMARTSHEET INC COM CL A |
| SMBC | SOUTHERN MO BANCORP INC COM |

| | |
|---|---|
| SMBK | SMARTFINANCIAL INC COM NEW |
| SMCI | SUPER MICRO COMPUTER INC COM |
| SMCP | ETF SER SOLUTIONS ALPHAMARK SM |
| SMDD | PROSHARES TR ULTPRO SHT |
| SMDY | SYNTAX ETF TR STRATIFIE MDCP |
| SMED | SHARPS COMPLIANCE CORP COM |
| SMFG | SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR |
| SMG | SCOTTS MIRACLE-GRO CO CL A |
| SMH | VANECK VECTORS ETF TR SEMICONDUCTOR ET |
| SMHB | UBS AG LONDON BRANCH ETRACS MNTHLY B |
| SMHI | SEACOR MARINE HLDGS INC COM |
| SMID | SMITH MIDLAND CORP COM |
| SMIHU | SUMMIT HEALTHCRE ACQUISTN CORP UNIT EX 060326 |
| SMIT | SCHMITT INDS INC ORE COM NEW |
| SMLE | DBX ETF TR XTRACKERS S&P SM |
| SMLF | ISHARES TR MSCI USA SML CP |
| SMLP | SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD |
| SMLV | SPDR SER TR SSGA US SMAL ETF |
| SMM | SALIENT MIDSTREAM & MLP FD SH BEN INT |
| SMMF | SUMMIT FINL GROUP INC COM |
| SMMT | SUMMIT THERAPEUTICS INC COM |
| SMMU | PIMCO ETF TR SHTRM MUN BD ACT |
| SMN | PROSHARES TR BASIC MAT NEW |
| SMOG | VANECK VECTORS ETF TR LOW CARBN ENERGY |
| SMP | STANDARD MTR PRODS INC COM |
| SMPL | SIMPLY GOOD FOODS CO COM |
| SMSI | SMITH MICRO SOFTWARE INC COM NEW |
| SMTC | SEMTECH CORP COM |
| SMTI | SANARA MEDTECH INC COM |
| SMTS | SIERRA METALS INC COM |
| SMWB | SIMILARWEB LTD SHS |
| SNA | SNAP ON INC COM |
| SNAP | SNAP INC CL A |
| SNBR | SLEEP NUMBER CORP COM |

| | |
|---|---|
| SNCR | SYNCHRONOSS TECHNOLOGIES INC COM |
| SNCY | SUN CTRY AIRLS HLDGS INC COM |
| SND | SMART SAND INC COM |
| SNDL | SUNDIAL GROWERS INC COM |
| SNDR | SCHNEIDER NATIONAL INC CL B |
| SNDX | SYNDAX PHARMACEUTICALS INC COM |
| SNES | SENESTECH INC COM NEW |
| SNEX | STONEX GROUP INC COM |
| SNFCA | SECURITY NATL FINL CORP CL A NEW |
| SNGX | SOLIGENIX INC COM |
| SNGXW | SOLIGENIX INC WT EXP 111421 |
| SNII | SUPERNOVA PARTNERS ACQUISTN II SHS CL A |
| SNII+ | SUPERNOVA PARTNERS ACQUISTN II WT EXP |
| SNII= | SUPERNOVA PARTNERS ACQUISTN II UNIT |
| SNLN | HIGHLAND FDS I HI LD IBOXX SRLN |
| SNMP | EVOLVE TRANSITION INFRASTRU LP COM UNITS REP B |
| SNN | SMITH & NEPHEW PLC SPDN ADR NEW |
| SNOA | SONOMA PHARMACEUTICALS INC COM NEW |
| SNOW | SNOWFLAKE INC CL A |
| SNP | CHINA PETROLEUM & CHEMICAL CRP SPON ADR H SHS |
| SNPE | DBX ETF TR XTRACKERS S&P |
| SNPR | TORTOISE ACQUISITION CORP II COM CL A |
| SNPR+ | TORTOISE ACQUISITION CORP II WT EXP 061427 |
| SNPR= | TORTOISE ACQUISITION CORP II UNIT EX 061427 |
| SNPS | SYNOPSYS INC COM |
| SNPX | SYNAPTOGENIX INC COM NEW |
| SNR | NEW SR INVT GROUP INC COM |
| SNRH | SENIOR CONNECT ACQUISITN CORP COM CL A |
| SNRHU | SENIOR CONNECT ACQUISITN CORP UNIT EXP 120923 |
| SNRHW | SENIOR CONNECT ACQUISITN CORP WT EXP 123127 |
| SNSE | SENSEI BIOTHERAPEUTICS INC COM |
| SNSR | GLOBAL X FDS INTERNET OF THNG |
| SNUG | ALPHA ARCHITECT ETF TR MERLYN AI ETF |
| SNV | SYNOVUS FINL CORP COM NEW |

| | |
|---|---|
| SNV-D | SYNOVUS FINL CORP PERP PFD SER D |
| SNV-E | SYNOVUS FINL CORP 5.875 PFD SER E |
| SNX | SYNNEX CORP COM |
| SNY | SANOFI SPONSORED ADR |
| SO | SOUTHERN CO COM |
| SOAC | SUSTAINABLE OPPORTNTS ACQ CORP ORD SHS A |
| SOAC+ | SUSTAINABLE OPPORTNTS ACQ CORP WT EXP |
| SOAC= | SUSTAINABLE OPPORTNTS ACQ CORP UNIT |
| SOCL | GLOBAL X FDS SOCIAL MED ETF |
| SOFI | SOFI TECHNOLOGIES INC COM |
| SOFIW | SOFI TECHNOLOGIES INC WT EXP 052826 |
| SOGO | SOGOU INC ADR REPSTG A |
| SOGU | COLLABORATIVE INVESTMNT SER TR SHORT DE SPAC |
| SOHO | SOTHERLY HOTELS INC COM |
| SOHOB | SOTHERLY HOTELS INC PFD SER B |
| SOHON | SOTHERLY HOTELS INC 8.25% CM PFD D |
| SOHOO | SOTHERLY HOTELS INC 7.875% PFD SER C |
| SOHU | SOHU COM LTD SPONSORED ADS |
| SOI | SOLARIS OILFIELD INFRASTRUCTUR COM CL A |
| SOJB | SOUTHERN CO JR SUB NT 76 |
| SOJC | SOUTHERN CO JR 2017B NT 77 |
| SOJD | SOUTHERN CO NT 4.95% 80 |
| SOJE | SOUTHERN CO 4.20% NT S20C 60 |
| SOL | RENESOLA LTD SPONSORED ADS |
| SOLN | SOUTHERN CO UNIT 08/01/22 |
| SOLO | ELECTRAMECCANICA VEHS CORP COM NEW |
| SOLOW | ELECTRAMECCANICA VEHS CORP WT EXP 080323 |
| SOLY | SOLITON INC COM |
| SON | SONOCO PRODS CO COM |
| SONM | SONIM TECHNOLOGIES INC COM |
| SONN | SONNET BIOTHERAPEUTC HLDNG INC COM |
| SONO | SONOS INC COM |
| SONY | SONY GROUP CORPORATION SPONSORED ADR |
| SOR | SOURCE CAP INC COM |

| | |
|---|---|
| SOS | SOS LIMITED SPNSORD ADS NEW |
| SOXL | DIREXION SHS ETF TR DLY SCOND 3XBU |
| SOXS | DIREXION SHS ETF TR DLY SEMICNDTR BR |
| SOXX | ISHARES TR ISHARES SEMICDTR |
| SOYB | TEUCRIUM COMMODITY TR SOYBEAN FD |
| SP | SP PLUS CORP COM |
| SPAB | SPDR SER TR PORTFOLIO AGRGTE |
| SPAK | ETF SER SOLUTIONS DEFIANCE NXT GN |
| SPAQ | SPARTAN ACQUISITION CORP III COM CL A |
| SPAQ+ | SPARTAN ACQUISITION CORP III WT EXP 020426 |
| SPAQ= | SPARTAN ACQUISITION CORP III UNIT |
| SPAX | TIDAL ETF TR ROBINSON ALTERNT |
| SPB | SPECTRUM BRANDS HLDGS INC NEW COM |
| SPBC | SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY US EQT |
| SPBO | SPDR SER TR PORTFOLIO CRPORT |
| SPCB | SUPERCOM LTD NEW SHS NEW |
| SPCE | VIRGIN GALACTIC HOLDINGS INC COM |
| SPCX | COLLABORATIVE INVESTMNT SER TR THE SPAC AND NEW |
| SPD | SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS DWNSD |
| SPDN | DIREXION SHS ETF TR DLY S&P500 BR 1X |
| SPDV | ETF SER SOLUTIONS AAM S&P 500 |
| SPDW | SPDR INDEX SHS FDS PORTFOLIO DEVLPD |
| SPE | SPECIAL OPPORTUNITIES FD INC COM |
| SPE-B | SPECIAL OPPORTUNITIES FD INC PFD CONV SE B |
| SPEM | SPDR INDEX SHS FDS PORTFOLIO EMG MK |
| SPEU | SPDR INDEX SHS FDS PORTFLO EURP ETF |
| SPFF | GLOBAL X FDS GLBX SUPRINC ETF |
| SPFI | SOUTH PLAINS FINANCIAL INC COM |
| SPFR | JAWS SPITFIRE ACQUISITION CORP SHS CL A |
| SPFR+ | JAWS SPITFIRE ACQUISITION CORP WT EXP 120125 |
| SPFR= | JAWS SPITFIRE ACQUISITION CORP UNIT |
| SPG | SIMON PPTY GROUP INC NEW COM |
| SPG-J | SIMON PPTY GROUP INC NEW PFD J 8.375% |
| SPGI | S&P GLOBAL INC COM |

| | |
|---|---|
| SPGM | SPDR INDEX SHS FDS PORTFLI MSCI GBL |
| SPGP | INVESCO EXCHANGE TRADED FD TR S&P 500 GARP ETF |
| SPGS | SIMON PROPERTY GRP ACQ HOLDIN COM CL A |
| SPGS+ | SIMON PROPERTY GRP ACQ HOLDIN WT EXP 020426 |
| SPGS= | SIMON PROPERTY GRP ACQ HOLDIN UNIT |
| SPH | SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN |
| SPHB | INVESCO EXCH TRADED FD TR II S&P 500 HB ETF |
| SPHD | INVESCO EXCH TRADED FD TR II S&P500 HDL VOL |
| SPHQ | INVESCO EXCHANGE TRADED FD TR S&P500 QUALITY |
| SPHY | SPDR SER TR PORTFLI HIGH YLD |
| SPI | SPI ENERGY CO LTD SHS NEW |
| SPIB | SPDR SER TR PORTFOLIO INTRMD |
| SPIP | SPDR SER TR PORTFLI TIPS ETF |
| SPKAU | SPK AQUISITION CORP UNIT EXP 051326 |
| SPKB | SILVER SPIKE ACQUISITN CORP II CLASS A ORD SHS |
| SPKBU | SILVER SPIKE ACQUISITN CORP II UNIT EXP 022626 |
| SPKBW | SILVER SPIKE ACQUISITN CORP II WT EXP 022626 |
| SPKE | SPARK ENERGY INC CL A COM |
| SPKEP | SPARK ENERGY INC PFD SER A |
| SPLB | SPDR SER TR PORTFOLIO LN COR |
| SPLG | SPDR SER TR PORTFOLIO S&P500 |
| SPLK | SPLUNK INC COM |
| SPLP | STEEL PARTNERS HLDGS L P LTD PRTRSHIP U |
| SPLP-A | STEEL PARTNERS HLDGS L P PFD SER A |
| SPLV | INVESCO EXCH TRADED FD TR II S&P500 LOW VOL |
| SPMB | SPDR SER TR PORTFLI MORTGAGE |
| SPMD | SPDR SER TR PORTFOLIO S&P400 |
| SPMO | INVESCO EXCH TRADED FD TR II S&P 500 MOMNTM |
| SPNE | SEASPINE HLDGS CORP COM |
| SPNS | SAPIENS INTL CORP N V SHS |
| SPNT | SIRIUSPOINT LTD COM |
| SPNV | SUPERNOVA PARTNERS ACQUISITION COM CL A |
| SPNV+ | SUPERNOVA PARTNERS ACQUISITION WT EXP 101625 |
| SPNV= | SUPERNOVA PARTNERS ACQUISITION UNIT EX |

| | |
|---|---|
| SPOK | SPOK HLDGS INC COM |
| SPOT | SPOTIFY TECHNOLOGY S A SHS |
| SPPI | SPECTRUM PHARMACEUTICALS INC COM |
| SPPP | SPROTT PHYSICAL PLAT PALLAD TS UNIT |
| SPQQ | SIREN ETF TR LG BLND IDX ETF |
| SPR | SPIRIT AEROSYSTEMS HLDGS INC COM CL A |
| SPRB | SPRUCE BIOSCIENCES INC COM |
| SPRE | TIDAL ETF TR SP FUNDS S&P GBL |
| SPRO | SPERO THERAPEUTICS INC COM |
| SPRQ | SPARTAN ACQUISITION CORP II COM |
| SPRQ+ | SPARTAN ACQUISITION CORP II WT EXP 112825 |
| SPRQ= | SPARTAN ACQUISITION CORP II UNIT EX |
| SPRT | SUPPORT COM INC COM NEW |
| SPSB | SPDR SER TR PORTFOLIO SHORT |
| SPSC | SPS COMM INC COM |
| SPSK | TIDAL ETF TR SP DWJNS SUKUK |
| SPSM | SPDR SER TR PORTFOLIO S&P600 |
| SPT | SPROUT SOCIAL INC COM CL A |
| SPTI | SPDR SER TR PORTFLI INTRMDIT |
| SPTK | SPORTSTEK ACQUISITION CORP COM CL A |
| SPTKU | SPORTSTEK ACQUISITION CORP UNIT EX 021628 |
| SPTKW | SPORTSTEK ACQUISITION CORP WT EXP 021628 |
| SPTL | SPDR SER TR PORTFOLIO LN TSR |
| SPTM | SPDR SER TR PORTFOLI S&P1500 |
| SPTN | SPARTANNASH CO COM |
| SPTS | SPDR SER TR PORTFOLIO SH TSR |
| SPUC | SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS UPSID |
| SPUS | TIDAL ETF TR SP FDS S&P 500 |
| SPUU | DIREXION SHS ETF TR DLY S&P500 2XS |
| SPVM | INVESCO EXCHANGE TRADED FD TR S&P 500 VLU MOMN |
| SPVU | INVESCO EXCH TRADED FD TR II S&P 500 ENHNCD |
| SPWH | SPORTSMANS WHSE HLDGS INC COM |
| SPWR | SUNPOWER CORP COM |
| SPXB | PROSHARES TR S&P 500 BD ETF |

| | |
|---|---|
| SPXC | SPX CORP COM |
| SPXE | PROSHARES TR SP500 EX ENRGY |
| SPXL | DIREXION SHS ETF TR DRX S&P500BULL |
| SPXN | PROSHARES TR SP500 EX FINLS |
| SPXS | DIREXION SHS ETF TR DLY S&P500 BR 3X |
| SPXT | PROSHARES TR SP500 EX TECH |
| SPXU | PROSHARES TR ULTRAPRO SHORT S |
| SPXV | PROSHARES TR SP500 EX HLTH |
| SPXX | NUVEEN S&P 500 DYNAMIC OVERWRI COM |
| SPXZ | LISTED FD TR MORGAN CREEK |
| SPY | SPDR S&P 500 ETF TR TR UNIT |
| SPYC | SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS CNVEX |
| SPYD | SPDR SER TR PRTFLO S&P500 HI |
| SPYG | SPDR SER TR PRTFLO S&P500 GW |
| SPYV | SPDR SER TR PRTFLO S&P500 VL |
| SPYX | SPDR SER TR SPDR S&P 500 ETF |
| SQ | SQUARE INC CL A |
| SQBG | SEQUENTIAL BRANDS GROUP INC COM NEW |
| SQEW | TWO RDS SHARED TR LEADERSHARES EQT |
| SQFT | PRESIDIO PPTY TR INC COM CL A |
| SQFTP | PRESIDIO PPTY TR INC 9.375 RED PFD D |
| SQLV | LEGG MASON ETF INVT TR SML CAP QULITY |
| SQM | SOCIEDAD QUIMICA Y MINERA DE SPON ADR SER B |
| SQNS | SEQUANS COMMUNICATIONS S A SPONSORED ADS |
| SQQQ | PROSHARES TR ULTRAPRO SHT QQQ |
| SQSP | SQUARESPACE INC CLASS A |
| SQZ | SQZ BIOTECHNOLOGIES CO COM |
| SR | SPIRE INC COM |
| SR-A | SPIRE INC 5.9 DEP RP PFD A |
| SRAC | STABLE RD ACQUISITION CORP COM CL A |
| SRACU | STABLE RD ACQUISITION CORP UNIT EXP 051526 |
| SRACW | STABLE RD ACQUISITION CORP WT EXP 051526 |
| SRAX | SRAX INC CL A |
| SRC | SPIRIT RLTY CAP INC NEW COM NEW |

| | |
|---|---|
| SRC-A | SPIRIT RLTY CAP INC NEW 6% PFD SER A |
| SRCE | 1ST SOURCE CORP COM |
| SRCL | STERICYCLE INC COM |
| SRDX | SURMODICS INC COM |
| SRE | SEMPRA ENERGY COM |
| SRE-B | SEMPRA ENERGY 6.75% CNV PFD B |
| SREA | SEMPRA ENERGY FXD NT 79 |
| SRET | GLOBAL X FDS REIT ETF |
| SREV | SERVICESOURCE INTL INC COM |
| SRG | SERITAGE GROWTH PPTYS CL A |
| SRG-A | SERITAGE GROWTH PPTYS 7% CUM PFD SR A |
| SRGA | SURGALIGN HOLDINGS INC COM |
| SRI | STONERIDGE INC COM |
| SRL | SCULLY ROYALTY LTD COM SHS |
| SRLN | SSGA ACTIVE ETF TR BLACKSTONE SENR |
| SRLP | SPRAGUE RES LP COM UNIT REP LTD |
| SRNE | SORRENTO THERAPEUTICS INC COM NEW |
| SRNG | SOARING EAGLE ACQUISITION CORP CL A SHS |
| SRNGU | SOARING EAGLE ACQUISITION CORP UNIT EX 022326 |
| SRNGW | SOARING EAGLE ACQUISITION CORP WT EXP 022326 |
| SRPT | SAREPTA THERAPEUTICS INC COM |
| SRRA | SIERRA ONCOLOGY INC COM NEW |
| SRRK | SCHOLAR ROCK HLDG CORP COM |
| SRS | PROSHARES TR ULTSHT REAL EST |
| SRSA | SARISSA CAPITAL ACQUISITN CORP CL A |
| SRSAU | SARISSA CAPITAL ACQUISITN CORP UNIT EXP 102327 |
| SRSAW | SARISSA CAPITAL ACQUISITN CORP WT EXP 102327 |
| SRT | STARTEK INC COM |
| SRTS | SENSUS HEALTHCARE INC COM |
| SRTY | PROSHARES TR ULTPRO SHT 2017 |
| SRV | CUSHING MLP & INFRASTRUCT COM NEW |
| SRVR | PACER FDS TR BNCHMRK INFRA |
| SSAA | SCIENCE STRATEGIC ACQ ALPHA COM CL A |
| SSAAU | SCIENCE STRATEGIC ACQ ALPHA UNIT EX 012026 |

| | |
|---|---|
| SSAAW | SCIENCE STRATEGIC ACQ ALPHA WT EXP 012026 |
| SSB | SOUTH ST CORP COM |
| SSBI | SUMMIT ST BK SANTA ROSA CALIF COM |
| SSD | SIMPSON MFG INC COM |
| SSG | PROSHARES TR ULSHRT SEMIC NEW |
| SSKN | STRATA SKIN SCIENCES INC COM NEW |
| SSL | SASOL LTD SPONSORED ADR |
| SSLY | SYNTAX ETF TR STRATIFIED SMCP |
| SSNC | SS&C TECHNOLOGIES HLDGS INC COM |
| SSNT | SILVERSUN TECHNOLOGIES INC COM NEW |
| SSO | PROSHARES TR PSHS ULT S&P 500 |
| SSP | SCRIPPS E W CO OHIO CL A NEW |
| SSPY | SYNTAX ETF TR STRATIFD LRG CAP |
| SSRM | SSR MNG INC COM |
| SSSS | SURO CAPITAL CORP COM NEW |
| SSTI | SHOTSPOTTER INC COM |
| SSTK | SHUTTERSTOCK INC COM |
| SSUS | STRATEGY SHS DAY HAGAN NED |
| SSY | SUNLINK HEALTH SYS INC COM |
| SSYS | STRATASYS LTD SHS |
| ST | SENSATA TECHNOLOGIES HLDG PLC SHS |
| STAA | STAAR SURGICAL CO COM PAR $0.01 |
| STAF | STAFFING 360 SOLUTIONS INC COM |
| STAG | STAG INDL INC COM |
| STAR | ISTAR INC COM |
| STAR-D | ISTAR INC PFD SER D |
| STAR-G | ISTAR INC PFD G 7.65% |
| STAR-I | ISTAR INC PFD SER I |
| STBA | S & T BANCORP INC COM |
| STC | STEWART INFORMATION SVCS CORP COM |
| STCN | STEEL CONNECT INC COM |
| STE | STERIS PLC SHS USD |
| STEM | STEM INC COM |
| STEM+ | STEM INC WT EXP 081125 |

| | |
|---|---|
| STEP | STEPSTONE GROUP INC COM CL A |
| STFC | STATE AUTO FINL CORP COM |
| STG | SUNLANDS TECHNOLOGY GROUP ADS |
| STIM | NEURONETICS INC COM |
| STIP | ISHARES TR 0-5 YR TIPS ETF |
| STK | COLUMBIA SELIGM PREM TECH GRW COM |
| STKL | SUNOPTA INC COM |
| STKS | THE ONE GROUP HOSPITALITY INC COM |
| STL | STERLING BANCORP DEL COM |
| STL-A | STERLING BANCORP DEL 6.50% CUM PFD A |
| STLA | STELLANTIS N.V SHS |
| STLD | STEEL DYNAMICS INC COM |
| STM | STMICROELECTRONICS N V NY REGISTRY |
| STMP | STAMPS COM INC COM NEW |
| STN | STANTEC INC COM |
| STNC | RBB FD INC STANCE EQT ESG |
| STNE | STONECO LTD COM CL A |
| STNG | SCORPIO TANKERS INC SHS |
| STOK | STOKE THERAPEUTICS INC COM |
| STON | STONEMOR INC COM |
| STOR | STORE CAP CORP COM |
| STPC | STAR PEAK CORP II COM CL A |
| STPC+ | STAR PEAK CORP II WT EXP 122425 |
| STPC= | STAR PEAK CORP II UNIT EX |
| STPZ | PIMCO ETF TR 1-5 US TIP IDX |
| STRA | STRATEGIC ED INC COM |
| STRE | SUPERNOVA PARTN ACQ CO III LTD SHS CL A |
| STRE+ | SUPERNOVA PARTN ACQ CO III LTD WT EXP |
| STRE= | SUPERNOVA PARTN ACQ CO III LTD UNIT |
| STRL | STERLING CONSTR INC COM |
| STRM | STREAMLINE HEALTH SOLUTIONS IN COM |
| STRO | SUTRO BIOPHARMA INC COM |
| STRR | STAR EQUITY HOLDINGS INC COM |
| STRRP | STAR EQUITY HOLDINGS INC PERP PFD SER A |

| | |
|---|---|
| STRS | STRATUS PPTYS INC COM NEW |
| STRT | STRATTEC SEC CORP COM |
| STSA | SATSUMA PHARMACEUTICALS INC COM |
| STT | STATE STR CORP COM |
| STT-D | STATE STR CORP DEP SHS 1/4000 D |
| STT-G | STATE STR CORP DEP SHS PFD G |
| STTK | SHATTUCK LABS INC COM |
| STWD | STARWOOD PPTY TR INC COM |
| STWO | ACON S2 ACQUISITION CORP CL SHS |
| STWOU | ACON S2 ACQUISITION CORP UNIT EXP 091527 |
| STWOW | ACON S2 ACQUISITION CORP WT EXP 091527 |
| STX | SEAGATE TECHNOLOGY HLDNGS PLC ORD SHS |
| STXB | SPIRIT OF TEX BANCSHARES INC COM |
| STXS | STEREOTAXIS INC COM NEW |
| STZ | CONSTELLATION BRANDS INC CL A |
| STZ.B | CONSTELLATION BRANDS INC CL B |
| SU | SUNCOR ENERGY INC NEW COM |
| SUB | ISHARES TR SHRT NAT MUN ETF |
| SUBZ | LISTED FD TR ROUNDHILL STREAM |
| SUI | SUN CMNTYS INC COM |
| SUM | SUMMIT MATLS INC CL A |
| SUMO | SUMO LOGIC INC COM |
| SUMR | SUMMER INFANT INC COM NEW |
| SUN | SUNOCO LP/SUNOCO FIN CORP COM UT REP LP |
| SUNS | SLR SENIOR INVESTMENT CORP COM |
| SUNW | SUNWORKS INC COM NEW |
| SUP | SUPERIOR INDS INTL INC COM |
| SUPN | SUPERNUS PHARMACEUTICALS INC COM |
| SUPV | GRUPO SUPERVIELLE S.A. SPONSORED ADR |
| SURF | SURFACE ONCOLOGY INC COM |
| SUSA | ISHARES TR MSCI USA ESG SLC |
| SUSB | ISHARES TR ESG AWRE 1 5 YR |
| SUSC | ISHARES TR ESG AWRE USD ETF |
| SUSL | ISHARES TR ESG MSCI LEADR |

| | |
|---|---|
| SUZ | SUZANO S A SPON ADS |
| SV | SPRING VY ACQUISITION CORP CL A |
| SVA | SINOVAC BIOTECH LTD SHS |
| SVAC | STARBOARD VALUE ACQUISITN CORP COM CL A |
| SVACU | STARBOARD VALUE ACQUISITN CORP UNIT EXP 091025 |
| SVACW | STARBOARD VALUE ACQUISITN CORP WT EXP 091027 |
| SVBI | SEVERN BANCORP INC ANNAPOLIS M COM |
| SVC | SERVICE PPTYS TR COM SH BEN INT |
| SVFA | SVF INVESTMENT CORP CL A SHS |
| SVFAU | SVF INVESTMENT CORP UNIT EX 122025 |
| SVFAW | SVF INVESTMENT CORP WT EXP 122025 |
| SVFB | SVF INVESTMENT CORP 2 CL A SHS |
| SVFC | SVF INVESTMENT CORP 3 CL A SHS |
| SVFD | SAVE FOODS INC COM |
| SVM | SILVERCORP METALS INC COM |
| SVOK | SEVEN OAKS ACQUISITION CORP COM CL A |
| SVOKU | SEVEN OAKS ACQUISITION CORP UNIT EXP 121825 |
| SVOKW | SEVEN OAKS ACQUISITION CORP WT EXP 122225 |
| SVOL | SIMPLIFY EXCHANGE TRADED FUNDS VOLATILITY PREM |
| SVRA | SAVARA INC COM |
| SVSVU | SPRING VY ACQUISITION CORP UNIT EXP 111125 |
| SVSVW | SPRING VY ACQUISITION CORP WT EXP 052027 |
| SVT | SERVOTRONICS INC COM |
| SVVC | FIRSTHAND TECHNOLOGY VALUE FD COM |
| SWAN | AMPLIFY ETF TR BLACKSWAN GRWT |
| SWAV | SHOCKWAVE MED INC COM |
| SWBI | SMITH & WESSON BRANDS INC COM |
| SWBK | SWITCHBACK II CORPORATION COM CL A |
| SWBK+ | SWITCHBACK II CORPORATION WT EXP 010726 |
| SWBK= | SWITCHBACK II CORPORATION UNIT |
| SWCH | SWITCH INC CL A |
| SWET | ATHLON ACQUISITION CORP COM CL A |
| SWETU | ATHLON ACQUISITION CORP UNIT EX 011226 |
| SWETW | ATHLON ACQUISITION CORP WT EXP 011226 |

| | |
|---|---|
| SWI | SOLARWINDS CORP COM |
| SWIM | LATHAM GROUP INC COM |
| SWIR | SIERRA WIRELESS INC COM |
| SWK | STANLEY BLACK & DECKER INC COM |
| SWKH | SWK HLDGS CORP COM NEW |
| SWKS | SKYWORKS SOLUTIONS INC COM |
| SWM | SCHWEITZER-MAUDUIT INTL INC COM |
| SWN | SOUTHWESTERN ENERGY CO COM |
| SWT | STANLEY BLACK & DECKER INC UNIT 11/15/22 |
| SWTX | SPRINGWORKS THERAPEUTICS INC COM |
| SWX | SOUTHWEST GAS HLDGS INC COM |
| SWZ | SWISS HELVETIA FD INC COM |
| SXC | SUNCOKE ENERGY INC COM |
| SXI | STANDEX INTL CORP COM |
| SXQG | EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN QUAL |
| SXT | SENSIENT TECHNOLOGIES CORP COM |
| SXTC | CHINA SXT PHARMACEUTICALS INC ORD SHS NEW |
| SY | SO YOUNG INTERNATIONAL INC SPONSORED ADS |
| SYBT | STOCK YDS BANCORP INC COM |
| SYBX | SYNLOGIC INC COM |
| SYF | SYNCHRONY FINANCIAL COM |
| SYF-A | SYNCHRONY FINANCIAL 5.625 DPSH PF A |
| SYK | STRYKER CORPORATION COM |
| SYKE | SYKES ENTERPRISES INC COM |
| SYN | SYNTHETIC BIOLOGICS INC COM NEW |
| SYNA | SYNAPTICS INC COM |
| SYNH | SYNEOS HEALTH INC CL A |
| SYNL | SYNALLOY CORP COM |
| SYPR | SYPRIS SOLUTIONS INC COM |
| SYRS | SYROS PHARMACEUTICALS INC COM |
| SYTA | SIYATA MOBILE INC COM NEW |
| SYTAW | SIYATA MOBILE INC WT EXP 092425 |
| SYUS | SYNTAX ETF TR STRATIFIED US TT |
| SYY | SYSCO CORP COM |

| | |
|---|---|
| SZC | CUSHING NEXTGEN INFRA INCM FD COM |
| SZK | PROSHARES TR PSHS CONSUMR GD |
| SZNE | PACER FDS TR CFRA STVAL EQL |
| T | AT&T INC COM |
| T-A | AT&T INC 5% DEP RP PFD A |
| T-C | AT&T INC 4.7 DP SHS PFD C |
| TA | TRAVELCENTERS OF AMERICA INC COM NEW |
| TAAG | COLLABORATIVE INVESTMNT SER TR TREND AGRD GWT |
| TAC | TRANSALTA CORP COM |
| TACA | TREPONT ACQUISITION CORP I SHS CL A |
| TACA+ | TREPONT ACQUISITION CORP I WT EXP 112425 |
| TACA= | TREPONT ACQUISITION CORP I UNIT |
| TACE | COLLABORATIVE INVESTMNT SER TR TREND AGRGATN |
| TACO | DEL TACO RESTAURANTS INC NEW COM |
| TACT | TRANSACT TECHNOLOGIES INC COM |
| TADS | COLLABORATIVE INVESTMNT SER TR THE ACTIVE DIVID |
| TAGS | TEUCRIUM COMMODITY TR AGRICULTURE FD |
| TAIT | TAITRON COMPONENTS INC CL A |
| TAK | TAKEDA PHARMACEUTICAL CO LTD SPONSORED ADS |
| TAL | TAL EDUCATION GROUP SPONSORED ADS |
| TALK | TALKSPACE INC COM |
| TALKW | TALKSPACE INC WT EXP 062125 |
| TALO | TALOS ENERGY INC COM |
| TALS | TALARIS THERAPEUTICS INC COM |
| TAN | INVESCO EXCH TRADED FD TR II SOLAR ETF |
| TANH | TANTECH HLDGS LTD COM |
| TANNI | TRAVELCENTERS OF AMERICA INC SR NT 8.25%2028 |
| TANNL | TRAVELCENTERS OF AMERICA INC SR NT |
| TANNZ | TRAVELCENTERS OF AMERICA INC 8% SR NT 2030 |
| TAOP | TAOPING INC SHS NEW |
| TAP | MOLSON COORS BEVERAGE CO CL B |
| TAP.A | MOLSON COORS BEVERAGE CO CL A |
| TARA | PROTARA THERAPEUTICS INC COM STK |
| TARO | TARO PHARMACEUTICAL INDS LTD SHS |

| | |
|---|---|
| TARS | TARSUS PHARMACEUTICALS INC COM |
| TASK | TASKUS INC CLASS A COM |
| TAST | CARROLS RESTAURANT GROUP INC COM |
| TATT | TAT TECHNOLOGIES LTD ORD NEW |
| TAXF | AMERICAN CENTY ETF TR DIVERSIFIED MU |
| TAYD | TAYLOR DEVICES INC COM |
| TBA | THOMA BRAVO ADVANTAGE COM CL A |
| TBB | AT&T INC 5.35% GLB NTS 66 |
| TBBK | BANCORP INC DEL COM |
| TBC | AT&T INC 5.625% NT 67 |
| TBCP | THUNDER BRIDGE CAP PRTNRS III COM CL A |
| TBCPU | THUNDER BRIDGE CAP PRTNRS III UNIT EX 021528 |
| TBCPW | THUNDER BRIDGE CAP PRTNRS III WT EXP 021528 |
| TBF | PROSHARES TR SHRT 20+YR TRE |
| TBI | TRUEBLUE INC COM |
| TBIO | TRANSLATE BIO INC COM |
| TBK | TRIUMPH BANCORP INC COM |
| TBKCP | TRIUMPH BANCORP INC 7.125 DP SH PF C |
| TBLT | TOUGHBUILT INDS INC COM NEW |
| TBLTW | TOUGHBUILT INDS INC WT EXP 051523 |
| TBNK | TERRITORIAL BANCORP INC COM |
| TBPH | THERAVANCE BIOPHARMA INC COM |
| TBSA | TB SA ACQUISITION CORP CLASS A ORD SHS |
| TBSAU | TB SA ACQUISITION CORP UNIT EX 032528 |
| TBSAW | TB SA ACQUISITION CORP WT EXP 032528 |
| TBT | PROSHARES TR PSHS ULTSH 20YRS |
| TBX | PROSHARES TR SHT 7-10 YR TR |
| TC | TUANCHE LTD ADS NEW |
| TCAC | TUATARA CAPITAL ACQUISITN CORP CL A SHS |
| TCACU | TUATARA CAPITAL ACQUISITN CORP UNIT |
| TCACW | TUATARA CAPITAL ACQUISITN CORP WT EXP 021126 |
| TCBI | TEXAS CAP BANCSHARES INC COM |
| TCBIO | TEXAS CAP BANCSHARES INC 5.75% DEP PFD B |
| TCBK | TRICO BANCSHARES COM |

| | |
|---|---|
| TCDA | TRICIDA INC COM |
| TCFC | COMMUNITY FINL CORP MD COM |
| TCFCP | TCF FINL CORP 5.7% DP SH PFD C |
| TCHP | T ROWE PRICE ETF INC PRICE BLUE CHIP |
| TCI | TRANSCONTINENTAL RLTY INVS COM NEW |
| TCMD | TACTILE SYS TECHNOLOGY INC COM |
| TCOM | TRIP COM GROUP LTD ADS |
| TCON | TRACON PHARMACEUTICALS INC COM NEW |
| TCPC | BLACKROCK TCP CAPITAL CORP COM |
| TCRR | TCR2 THERAPEUTICS INC COM |
| TCS | CONTAINER STORE GROUP INC COM |
| TCVA | TCV ACQUISITION CORP CL A SHS |
| TCX | TUCOWS INC COM NEW |
| TD | TORONTO DOMINION BK ONT COM NEW |
| TDA | TELEPHONE & DATA SYS INC SR NT 61 |
| TDAC | TRIDENT ACQUISITIONS CORP COM |
| TDACU | TRIDENT ACQUISITIONS CORP UNIT EXP 050923 |
| TDACW | TRIDENT ACQUISITIONS CORP WT EXP 050923 |
| TDC | TERADATA CORP DEL COM |
| TDF | TEMPLETON DRAGON FD INC COM |
| TDG | TRANSDIGM GROUP INC COM |
| TDI | TELEPHONE & DATA SYS INC SR NT 2045 |
| TDIV | FIRST TR EXCHANGE-TRADED FD VI NASD TECH DIV |
| TDOC | TELADOC HEALTH INC COM |
| TDS | TELEPHONE & DATA SYS INC COM NEW |
| TDS-U | TELEPHONE & DATA SYS INC 6.625% DP PFD UU |
| TDSA | EXCHANGE LISTED FDS TR CABANA TARGET 5 |
| TDSB | EXCHANGE LISTED FDS TR CABANA TARGET 7 |
| TDSC | EXCHANGE LISTED FDS TR CABANA TARGET 10 |
| TDSD | EXCHANGE LISTED FDS TR CABANA TARGET 13 |
| TDSE | EXCHANGE LISTED FDS TR CABANA TARGET 16 |
| TDTF | FLEXSHARES TR IBOXX 5YR TRGT |
| TDTT | FLEXSHARES TR IBOXX 3R TARGT |
| TDUP | THREDUP INC CL A |

| | |
|---|---|
| TDVG | T ROWE PRICE ETF INC PRICE DIV GRWT |
| TDW | TIDEWATER INC NEW COM |
| TDW+ | TIDEWATER INC NEW WT EXP 112424 |
| TDW+A | TIDEWATER INC NEW WT A EXP 073123 |
| TDW+B | TIDEWATER INC NEW WT B EXP 073123 |
| TDY | TELEDYNE TECHNOLOGIES INC COM |
| TEAF | TORTOISE ESSENTIAL ASSETS IN COM SH BEN INT |
| TEAM | ATLASSIAN CORP PLC CL A |
| TECB | ISHARES TR US TECH BRKTHR |
| TECH | BIO-TECHNE CORP COM |
| TECK | TECK RESOURCES LTD CL B |
| TECL | DIREXION SHS ETF TR DLY TECH BULL 3X |
| TECS | DIREXION SHS ETF TR DAILY TECHNOLOGY |
| TECTP | TECTONIC FINANCIAL INC 9% NCUM PFD B |
| TEDU | TARENA INTL INC SPONSORED ADS |
| TEF | TELEFONICA S A SPONSORED ADR |
| TEI | TEMPLETON EMERGING MKTS INCOME COM |
| TEKK | TEKKORP DIGITAL ACQUISITN CORP CL A |
| TEKKU | TEKKORP DIGITAL ACQUISITN CORP UNIT EXP 092927 |
| TEKKW | TEKKORP DIGITAL ACQUISITN CORP WT EXP 102627 |
| TEL | TE CONNECTIVITY LTD REG SHS |
| TELA | TELA BIO INC COM |
| TELL | TELLURIAN INC NEW COM |
| TEN | TENNECO INC CL A VTG COM STK |
| TENB | TENABLE HLDGS INC COM |
| TENG | DIREXION SHS ETF TR DAILY 5G COMMUNI |
| TENX | TENAX THERAPEUTICS INC COM NEW |
| TEO | TELECOM ARGENTINA S A SPON ADR REP B |
| TEQI | T ROWE PRICE ETF INC PRICE EQT INCOME |
| TER | TERADYNE INC COM |
| TERM | FIRST TR EXCHNG TRADED FD VIII EQTCOMPAS TACT |
| TERN | TERNS PHARMACEUTICALS INC COM |
| TESS | TESSCO TECHNOLOGIES INC COM |
| TETC | TECH AND ENERGY TRANSITION CLASS A COM |

| | |
|---|---|
| TETCU | TECH AND ENERGY TRANSITION UNIT EX 033128 |
| TETCW | TECH AND ENERGY TRANSITION WT EXP 033128 |
| TEVA | TEVA PHARMACEUTICAL INDS LTD SPONSORED ADS |
| TEX | TEREX CORP NEW COM |
| TFC | TRUIST FINL CORP COM |
| TFC-I | TRUIST FINL CORP DEP PFD 1/4000 I |
| TFC-O | TRUIST FINL CORP 5.25 DP SH PF O |
| TFC-R | TRUIST FINL CORP DP SH RP PFD R |
| TFFP | TFF PHARMACEUTICALS INC COM |
| TFI | SPDR SER TR NUVEEN BRC MUNIC |
| TFII | TFI INTL INC COM |
| TFLO | ISHARES TR TRS FLT RT BD |
| TFSA | TERRA INCOME FD 6 INC 7% NT 26 |
| TFSL | TFS FINL CORP COM |
| TFX | TELEFLEX INCORPORATED COM |
| TG | TREDEGAR CORP COM |
| TGA | TRANSGLOBE ENERGY CORP COM |
| TGB | TASEKO MINES LTD COM |
| TGH | TEXTAINER GROUP HOLDINGS LTD SHS |
| TGH-A | TEXTAINER GROUP HOLDINGS LTD 7% DEP PFD SHS A |
| TGI | TRIUMPH GROUP INC NEW COM |
| TGIF | TIDAL ETF TR SOFI WEEKLY INM |
| TGLS | TECNOGLASS INC SHS |
| TGNA | TEGNA INC COM |
| TGP | TEEKAY LNG PARTNERS L P PRTNRSP UNITS |
| TGP-A | TEEKAY LNG PARTNERS L P PFD UNIT SER A |
| TGP-B | TEEKAY LNG PARTNERS L P 8.50% PFD UNIT B |
| TGRW | T ROWE PRICE ETF INC PRICE GRW STOCK |
| TGS | TRANSPORTADORA DE GAS SUR SPONSORED ADS B |
| TGT | TARGET CORP COM |
| TGTX | TG THERAPEUTICS INC COM |
| TH | TARGET HOSPITALITY CORP COM |
| THC | TENET HEALTHCARE CORP COM NEW |
| THCA | TUSCAN HLDGS CORP II COM |

| | |
|---|---|
| THCAU | TUSCAN HLDGS CORP II UNIT EX 040126 |
| THCAW | TUSCAN HLDGS CORP II WT EXP |
| THCB | TUSCAN HLDGS CORP COM |
| THCBU | TUSCAN HLDGS CORP UNIT |
| THCBW | TUSCAN HLDGS CORP WT EXP 040126 |
| THCX | SPINNAKER ETF SERIES CANNABIS ETF |
| THD | ISHARES INC MSCI THAILND ETF |
| THFF | FIRST FINL CORP IND COM |
| THG | HANOVER INS GROUP INC COM |
| THM | INTERNATIONAL TOWER HILL MINES COM |
| THMA | THIMBLE POINT ACQUISITION CORP COM CL A |
| THMAU | THIMBLE POINT ACQUISITION CORP UNIT |
| THMAW | THIMBLE POINT ACQUISITION CORP WT EXP 020426 |
| THMO | THERMOGENESIS HLDGS INC COM |
| THNQ | EXCHANGE TRADED CONCEPTS TR ROBO GLB ARTIF |
| THO | THOR INDS INC COM |
| THQ | TEKLA HEALTHCARE OPPORTUNITIES SHS |
| THR | THERMON GROUP HLDGS INC COM |
| THRM | GENTHERM INC COM |
| THRY | THRYV HLDGS INC COM NEW |
| THS | TREEHOUSE FOODS INC COM |
| THTX | THERATECHNOLOGIES INC COM |
| THW | TEKLA WORLD HEALTHCARE FD BEN INT SHS |
| THWWW | TARGET HOSPITALITY CORP WT EXP 031524 |
| TIG | TREAN INS GROUP INC COM |
| TIGO | MILLICOM INTL CELLULAR S A COM STK |
| TIGR | UP FINTECH HLDG LTD SPONSORED ADS |
| TIL | INSTIL BIO INC COM |
| TILE | INTERFACE INC COM |
| TIMB | TIM S A SPONSORED ADR |
| TINV | TIGA ACQUISITION CORP SHS CL A |
| TINV+ | TIGA ACQUISITION CORP WT EXP 110625 |
| TINV= | TIGA ACQUISITION CORP UNIT |
| TIOA | TIO TECH A CLASS A ORD SHS |

| | |
|---|---|
| TIOAU | TIO TECH A UNIT EX 041228 |
| TIOAW | TIO TECH A WT EXP 041228 |
| TIP | ISHARES TR TIPS BD ETF |
| TIPT | TIPTREE INC COM |
| TIPX | SPDR SER TR BLOMBERG 1 10 YR |
| TIPZ | PIMCO ETF TR BROAD US TIPS |
| TIRX | TIAN RUIXIANG HLDGS LTD CL A SHS |
| TISI | TEAM INC COM |
| TITN | TITAN MACHY INC COM |
| TIXT | TELUS INTL CDA INC SUB VTG SHS |
| TJX | TJX COS INC NEW COM |
| TK | TEEKAY CORPORATION COM |
| TKAT | TAKUNG ART LTD COM NEW |
| TKC | TURKCELL ILETISIM HIZMETLERI SPON ADR NEW |
| TKNO | ALPHA TEKNOVA INC COM |
| TKR | TIMKEN CO COM |
| TLC | TAIWAN LIPOSOME CO LTD SPONSORED ADS |
| TLGA | TLG ACQUISITION ONE CORP COM CL A |
| TLGA+ | TLG ACQUISITION ONE CORP WT EXP 012528 |
| TLGA= | TLG ACQUISITION ONE CORP UNIT 012528 |
| TLGT | TELIGENT INC NEW COM NEW |
| TLH | ISHARES TR 10-20 YR TRS ETF |
| TLIS | TALIS BIOMEDICAL CORP COM |
| TLK | P T TELEKOMUNIKASI INDONESIA SPONSORED ADR |
| TLMD | SOC TELEMED INC COM CL A |
| TLMDW | SOC TELEMED INC WT EXP 113025 |
| TLND | TALEND S A ADS |
| TLRY | TILRAY INC COM CL 2 |
| TLS | TELOS CORP MD COM |
| TLSA | TIZIANA LIFE SCIENCES PLC SPONSORED ADS |
| TLT | ISHARES TR 20 YR TR BD ETF |
| TLTD | FLEXSHARES TR M STAR DEV MKT |
| TLTE | FLEXSHARES TR MSTAR EMKT FAC |
| TLYS | TILLYS INC CL A |

| | |
|---|---|
| TM | TOYOTA MOTOR CORP SP ADR REP2COM |
| TMAC | THE MUSIC ACQUISITION CORP COM CLASS A |
| TMAC+ | THE MUSIC ACQUISITION CORP WT EXP 020528 |
| TMAC= | THE MUSIC ACQUISITION CORP UNIT EXP 020528 |
| TMBR | TIMBER PHARMACEUTICALS INC COM |
| TMCI | TREACE MED CONCEPTS INC COM |
| TMDI | TITAN MED INC COM NEW |
| TMDX | TRANSMEDICS GROUP INC COM |
| TME | TENCENT MUSIC ENTMT GROUP SPON ADS |
| TMF | DIREXION SHS ETF TR 20YR TRES BULL |
| TMHC | TAYLOR MORRISON HOME CORP COM |
| TMKR | TASTEMAKER ACQUISITION CORP COM CL A |
| TMKRU | TASTEMAKER ACQUISITION CORP UNIT EX 123125 |
| TMKRW | TASTEMAKER ACQUISITION CORP WT EXP 010727 |
| TMO | THERMO FISHER SCIENTIFIC INC COM |
| TMP | TOMPKINS FINL CORP COM |
| TMPM | TURMERIC ACQUISITION CORP CL A |
| TMPMU | TURMERIC ACQUISITION CORP UNIT EXP 100825 |
| TMPMW | TURMERIC ACQUISITION CORP WT EXP 100825 |
| TMQ | TRILOGY METALS INC NEW COM |
| TMST | TIMKENSTEEL CORPORATION COM |
| TMTS | SPARTACUS ACQUISITION CORP CL A |
| TMTSU | SPARTACUS ACQUISITION CORP UNIT EXP 103127 |
| TMTSW | SPARTACUS ACQUISITION CORP WT EXP 103127 |
| TMUS | T-MOBILE US INC COM |
| TMV | DIREXION SHS ETF TR 20YR TRES BEAR |
| TMX | TERMINIX GLOBAL HOLDINGS INC COM |
| TNA | DIREXION SHS ETF TR DLY SMCAP BULL3X |
| TNC | TENNANT CO COM |
| TNDM | TANDEM DIABETES CARE INC COM NEW |
| TNET | TRINET GROUP INC COM |
| TNK | TEEKAY TANKERS LTD CL A |
| TNL | TRAVEL PLUS LEISURE CO COM |
| TNP | TSAKOS ENERGY NAVIGATION LTD SHS |

| | |
|---|---|
| TNP-D | TSAKOS ENERGY NAVIGATION LTD PERP PFD SER D |
| TNP-E | TSAKOS ENERGY NAVIGATION LTD PERP PFD SER E |
| TNP-F | TSAKOS ENERGY NAVIGATION LTD CUM PFD SER F |
| TNXP | TONIX PHARMACEUTICALS HLDG CO COM |
| TOK | ISHARES TR MSCI KOKUSAI ETF |
| TOL | TOLL BROTHERS INC COM |
| TOLZ | PROSHARES TR DJ BRKFLD GLB |
| TOMZ | TOMI ENVIRONMENTAL SOLUTIONS I COM NEW |
| TOPS | TOP SHIPS INC COM |
| TOTL | SSGA ACTIVE ETF TR SPDR TR TACTIC |
| TOUR | TUNIU CORP SPONSORED ADS A |
| TOWN | TOWNEBANK PORTSMOUTH VA COM |
| TPAY | MANAGED PORTFOLIO SERIES ECOFIN DIGTL PAY |
| TPB | TURNING PT BRANDS INC COM |
| TPC | TUTOR PERINI CORP COM |
| TPGS | TPG PACE SOLUTIONS CORP SHS CL A |
| TPGY | TPG PACE BEN FIN CORP CL A COM |
| TPGY+ | TPG PACE BEN FIN CORP WT EXP 100927 |
| TPGY= | TPG PACE BEN FIN CORP UNIT EX |
| TPH | TRI POINTE HOMES INC COM |
| TPHD | TIMOTHY PLAN HIG DV STK ETF |
| TPHS | TRINITY PL HLDGS INC COM |
| TPIC | TPI COMPOSITES INC COM |
| TPIF | TIMOTHY PLAN INTL ETF |
| TPL | TEXAS PACIFIC LAND CORPORATION COM |
| TPLC | TIMOTHY PLAN US LRGMD CP CORE |
| TPOR | DIREXION SHS ETF TR DAILY TRANS 3X |
| TPR | TAPESTRY INC COM |
| TPSC | TIMOTHY PLAN U S SM CP CORE |
| TPST | TEMPEST THERAPEUTICS INC COM |
| TPTA | TERRA PPTY TR INC CAL 26 |
| TPTX | TURNING POINT THERAPEUTICS INC COM |
| TPVG | TRIPLEPOINT VENTURE GROWTH BDC COM |
| TPX | TEMPUR SEALY INTL INC COM |

| | |
|---|---|
| TPYP | MANAGED PORTFOLIO SERIES TORTOISE NRAM PI |
| TPZ | TORTOISE PWR & ENERGY INFRASTR COM |
| TQQQ | PROSHARES TR ULTRAPRO QQQ |
| TR | TOOTSIE ROLL INDS INC COM |
| TRC | TEJON RANCH CO COM |
| TRCA | TWIN RIDGE CAPITAL ACQUIS CORP SHS CL A |
| TRCA+ | TWIN RIDGE CAPITAL ACQUIS CORP WT EXP 030728 |
| TRCA= | TWIN RIDGE CAPITAL ACQUIS CORP UNIT |
| TREB | TREBIA ACQUISITION CORP COM CL A |
| TREB+ | TREBIA ACQUISITION CORP WT EXP |
| TREB= | TREBIA ACQUISITION CORP UNIT |
| TREC | TRECORA RES COM |
| TREE | LENDINGTREE INC NEW COM |
| TREX | TREX CO INC COM |
| TRGP | TARGA RES CORP COM |
| TRHC | TABULA RASA HEALTHCARE INC COM |
| TRI | THOMSON REUTERS CORP. COM NEW |
| TRIB | TRINITY BIOTECH PLC SPON ADR NEW |
| TRIL | TRILLIUM THERAPEUTICS INC COM NEW |
| TRIN | TRINITY CAP INC COM |
| TRIP | TRIPADVISOR INC COM |
| TRIT | TRITERRAS INC SHS CL A |
| TRITW | TRITERRAS INC WT EXP 111025 |
| TRKA | TROIKA MEDIA GROUP INC COM |
| TRKAW | TROIKA MEDIA GROUP INC WT EXP 041324 |
| TRMB | TRIMBLE INC COM |
| TRMD | TORM PLC SHS CL A |
| TRMK | TRUSTMARK CORP COM |
| TRMR | TREMOR INTL LTD ADS |
| TRMT | TREMONT MTG TR COM |
| TRN | TRINITY INDS INC COM |
| TRND | PACER FDS TR TRENDPILOT FD |
| TRNO | TERRENO RLTY CORP COM |
| TRNS | TRANSCAT INC COM |

| | |
|---|---|
| TRONU | CORNER GROWTH ACQUISITN CORP 2 UNIT EX 052726 |
| TROW | PRICE T ROWE GROUP INC COM |
| TROX | TRONOX HOLDINGS PLC SHS |
| TRP | TC ENERGY CORP COM |
| TRQ | TURQUOISE HILL RES LTD COM |
| TRS | TRIMAS CORP COM NEW |
| TRST | TRUSTCO BK CORP N Y COM NEW |
| TRT | TRIO TECH INTL COM NEW |
| TRTN | TRITON INTL LTD CL A |
| TRTN-A | TRITON INTL LTD 8.5% CUM RED A |
| TRTN-B | TRITON INTL LTD 8% CUM PFD SER B |
| TRTN-C | TRITON INTL LTD 7.375 SR C PFD |
| TRTN-D | TRITON INTL LTD 6.875% SR D PFD |
| TRTX | TPG RE FIN TR INC COM |
| TRTX-C | TPG RE FIN TR INC 6.25% RED PFD C |
| TRU | TRANSUNION COM |
| TRUE | TRUECAR INC COM |
| TRUP | TRUPANION INC COM |
| TRV | TRAVELERS COMPANIES INC COM |
| TRVG | TRIVAGO N V SPON ADS A SHS |
| TRVI | TREVI THERAPEUTICS INC COM |
| TRVN | TREVENA INC COM |
| TRX | TANZANIAN GOLD CORP COM |
| TRYP | TIDAL ETF TR SONICSHARES AIR |
| TS | TENARIS S A SPONSORED ADS |
| TSBK | TIMBERLAND BANCORP INC COM |
| TSC | TRISTATE CAP HLDGS INC COM |
| TSCAP | TRISTATE CAP HLDGS INC DEP SHS 1/40 INT |
| TSCBP | TRISTATE CAP HLDGS INC 6.375 DEP PFD B |
| TSCO | TRACTOR SUPPLY CO COM |
| TSE | TRINSEO S A SHS |
| TSEM | TOWER SEMICONDUCTOR LTD SHS NEW |
| TSHA | TAYSHA GENE THERAPIES INC COM SHS |
| TSI | TCW STRATEGIC INCOME FD INC COM |

| | |
|---|---|
| TSIB | TISHMAN SPEYER INNOVATION CORP COM CL A |
| TSIBU | TISHMAN SPEYER INNOVATION CORP UNIT EX 021126 |
| TSIBW | TISHMAN SPEYER INNOVATION CORP WT EXP 021126 |
| TSLA | TESLA INC COM |
| TSLX | SIXTH STREET SPECIALTY LENDNIN COM |
| TSM | TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADS |
| TSN | TYSON FOODS INC CL A |
| TSP | TUSIMPLE HLDGS INC CL A |
| TSPA | T ROWE PRICE ETF INC US EQUITY RESEAR |
| TSPQ | TCW SPECIAL PURPOSE ACQU CORP COM CL A |
| TSPQ+ | TCW SPECIAL PURPOSE ACQU CORP WT EXP |
| TSPQ= | TCW SPECIAL PURPOSE ACQU CORP UNIT |
| TSQ | TOWNSQUARE MEDIA INC CL A |
| TSRI | TSR INC COM |
| TT | TRANE TECHNOLOGIES PLC SHS |
| TTC | TORO CO COM |
| TTCF | TATTOOED CHEF INC COM CL A |
| TTD | THE TRADE DESK INC COM CL A |
| TTE | TOTALENERGIES SE SPONSORED ADS |
| TTEC | TTEC HLDGS INC COM |
| TTEK | TETRA TECH INC NEW COM |
| TTGT | TECHTARGET INC COM |
| TTI | TETRA TECHNOLOGIES INC DEL COM |
| TTM | TATA MTRS LTD SPONSORED ADR |
| TTMI | TTM TECHNOLOGIES INC COM |
| TTNP | TITAN PHARMACEUTICALS INC DEL COM NEW |
| TTOO | T2 BIOSYSTEMS INC COM |
| TTP | TORTOISE PIPELINE & ENERGY FD COM |
| TTSH | TILE SHOP HLDGS INC COM |
| TTT | PROSHARES TR ULSH 20YRTRE NEW |
| TTWO | TAKE-TWO INTERACTIVE SOFTWARE COM |
| TU | TELUS CORPORATION COM |
| TUEM | TUESDAY MORNING CORP COM |
| TUFN | TUFIN SOFTWARE TECHNOLOGIE SHS |

| | |
|---|---|
| TUGC | TRADEUP GLOBAL CORPORATION CLASS A ORD SHS |
| TUGCU | TRADEUP GLOBAL CORPORATION UNIT |
| TUGCW | TRADEUP GLOBAL CORPORATION WT EXP 042726 |
| TUP | TUPPERWARE BRANDS CORP COM |
| TUR | ISHARES INC MSCI TURKEY ETF |
| TURN | 180 DEGREE CAP CORP COM NEW |
| TUSA | FIRST TR EXCHANGE-TRADED FD ETF |
| TUSK | MAMMOTH ENERGY SVCS INC COM |
| TUYA | TUYA INC SPONSERED ADS |
| TV | GRUPO TELEVISA S A B SPON ADR REP ORD |
| TVAC | THAYER VENTURES ACQU CORP COM CL A |
| TVACU | THAYER VENTURES ACQU CORP UNIT EXP 010130 |
| TVACW | THAYER VENTURES ACQU CORP WT EXP 010130 |
| TVC | TENNESSEE VALLEY AUTH PARRS D 2028 |
| TVE | TENNESSEE VALLEY AUTH PARRS A 2029 |
| TVTX | TRAVERE THERAPEUTICS INC COM |
| TVTY | TIVITY HEALTH INC COM |
| TW | TRADEWEB MKTS INC CL A |
| TWCT | TWC TECH HLDGS II CORP COM |
| TWCTU | TWC TECH HLDGS II CORP UNIT EXP 091025 |
| TWCTW | TWC TECH HLDGS II CORP WT EXP 091527 |
| TWI | TITAN INTL INC ILL COM |
| TWIN | TWIN DISC INC COM |
| TWIO | SPINNAKER ETF SERIES TRAJAN WEALTH |
| TWLO | TWILIO INC CL A |
| TWLV | TWELVE SEAS INVESTMENT CO II COM CL A |
| TWLVU | TWELVE SEAS INVESTMENT CO II UNIT |
| TWLVW | TWELVE SEAS INVESTMENT CO II WT EXP 030228 |
| TWM | PROSHARES TR ULTSHT RUSS2000 |
| TWN | TAIWAN FD INC COM |
| TWND | TAILWIND ACQUISITION CORP COM CL A |
| TWND+ | TAILWIND ACQUISITION CORP WT EXP 090727 |
| TWND= | TAILWIND ACQUISITION CORP UNIT EX 090727 |
| TWNI | TAILWIND INTERNATNAL ACQ CORP COM CL A |

| | |
|---|---|
| TWNI+ | TAILWIND INTERNATNAL ACQ CORP WT EXP 030128 |
| TWNI= | TAILWIND INTERNATNAL ACQ CORP UNIT |
| TWNK | HOSTESS BRANDS INC CL A |
| TWNKW | HOSTESS BRANDS INC WT EXP 110421 |
| TWNT | TAILWIND TWO ACQUISITION CORP SHS CL A |
| TWNT+ | TAILWIND TWO ACQUISITION CORP WT EXP 030928 |
| TWNT= | TAILWIND TWO ACQUISITION CORP UNIT EX 030128 |
| TWO | TWO HBRS INVT CORP COM NEW |
| TWO-A | TWO HBRS INVT CORP PFD SER A |
| TWO-B | TWO HBRS INVT CORP 7.625% PFD B FXD |
| TWO-C | TWO HBRS INVT CORP 7.25% CUM PFD C |
| TWOA | TWO COM CL A |
| TWOU | 2U INC COM |
| TWST | TWIST BIOSCIENCE CORP COM |
| TWTR | TWITTER INC COM |
| TX | TERNIUM SA SPONSORED ADS |
| TXG | 10X GENOMICS INC CL A COM |
| TXMD | THERAPEUTICSMD INC COM |
| TXN | TEXAS INSTRS INC COM |
| TXRH | TEXAS ROADHOUSE INC COM |
| TXT | TEXTRON INC COM |
| TY | TRI CONTL CORP COM |
| TY- | TRI CONTL CORP PFD |
| TYD | DIREXION SHS ETF TR 7 10YR TRES BULL |
| TYG | TORTOISE ENERGY INFRA CORP COM |
| TYHT | SHINECO INC COM |
| TYL | TYLER TECHNOLOGIES INC COM |
| TYME | TYME TECHNOLOGIES INC COM |
| TYO | DIREXION SHS ETF TR 7 10YR TRES BEAR |
| TZA | DIREXION SHS ETF TR DAILY SM CP BEAR |
| TZOO | TRAVELZOO COM NEW |
| TZPS | TZP STRATEGIES ACQUISTN CORP CL A SHS |
| TZPSU | TZP STRATEGIES ACQUISTN CORP UNIT EX 010626 |
| TZPSW | TZP STRATEGIES ACQUISTN CORP WT EXP 010626 |

| | |
|---|---|
| U | UNITY SOFTWARE INC COM |
| UA | UNDER ARMOUR INC CL C |
| UAA | UNDER ARMOUR INC CL A |
| UAE | ISHARES TR MSCI UAE ETF |
| UAL | UNITED AIRLS HLDGS INC COM |
| UAMY | UNITED STATES ANTIMONY CORP COM |
| UAN | CVR PARTNERS LP COM |
| UAVS | AGEAGLE AERIAL SYS INC NEW COM |
| UBA | URSTADT BIDDLE PPTYS INC CL A |
| UBCP | UNITED BANCORP INC OHIO COM |
| UBER | UBER TECHNOLOGIES INC COM |
| UBFO | UNITED SEC BANCSHARES CALIF COM |
| UBOH | UNITED BANCSHARES INC OHIO COM |
| UBOT | DIREXION SHS ETF TR DAILY ROBOTICS |
| UBP | URSTADT BIDDLE PPTYS INC COM |
| UBP-H | URSTADT BIDDLE PPTYS INC 6.25% CUM PFD H |
| UBP-K | URSTADT BIDDLE PPTYS INC 5.875% SR K PFD |
| UBR | PROSHARES TR ULTRA MSCI BRAZI |
| UBS | UBS GROUP AG SHS |
| UBSI | UNITED BANKSHARES INC WEST VA COM |
| UBT | PROSHARES TR ULTRA 20YR TRE |
| UBX | UNITY BIOTECHNOLOGY INC COM |
| UCBI | UNITED CMNTY BKS BLAIRSVLE GA COM |
| UCBIO | UNITED CMNTY BKS INC 6.875 DP PF I |
| UCC | PROSHARES TR PSHS CONSMR SVCS |
| UCIB | UBS AG LONDON BRANCH ETRACS UBS BLOOM |
| UCL | UCLOUDLINK GROUP INC SPONSORED ADS |
| UCO | PROSHARES TR II ULTA BLMBG 2017 |
| UCON | FIRST TR EXCHNG TRADED FD VIII TCW UNCONSTRAI |
| UCTT | ULTRA CLEAN HLDGS INC COM |
| UCYB | PROSHARES TR ULTRA CYBRSCURTY |
| UDN | INVESCO DB US DLR INDEX TR BEARISH FD |
| UDOW | PROSHARES TR ULTRPRO DOW30 |
| UDR | UDR INC COM |

| | |
|---|---|
| UE | URBAN EDGE PPTYS COM |
| UEC | URANIUM ENERGY CORP COM |
| UEIC | UNIVERSAL ELECTRS INC COM |
| UEPS | NET 1 UEPS TECHNOLOGIES INC COM NEW |
| UEVM | VICTORY PORTFOLIOS II VICTORYSHS EMMKT |
| UFAB | UNIQUE FABRICATING INC COM |
| UFCS | UNITED FIRE GROUP INC COM |
| UFI | UNIFI INC COM NEW |
| UFO | PROCURE ETF TRUST II SPACE ETF |
| UFPI | UFP INDUSTRIES INC COM |
| UFPT | UFP TECHNOLOGIES INC COM |
| UFS | DOMTAR CORP COM NEW |
| UG | UNITED GUARDIAN INC COM |
| UGA | UNITED STS GASOLINE FD LP UNITS |
| UGCE | UNCOMMON INVESTMENT FUNDS TR PORTFOLIO DESIGN |
| UGE | PROSHARES TR PSHS CONSMRGOODS |
| UGI | UGI CORP NEW COM |
| UGIC | UGI CORP NEW UNIT |
| UGL | PROSHARES TR II ULTRA GOLD |
| UGP | ULTRAPAR PARTICIPACOES SA SP ADR REP COM |
| UGRO | URBAN-GRO INC COM NEW |
| UHAL | AMERCO COM |
| UHS | UNIVERSAL HLTH SVCS INC CL B |
| UHT | UNIVERSAL HEALTH RLTY INCOME T SH BEN INT |
| UI | UBIQUITI INC COM |
| UIHC | UNITED INS HLDGS CORP COM |
| UIS | UNISYS CORP COM NEW |
| UITB | VICTORY PORTFOLIOS II VICTORYSHS INTRM |
| UIVM | VICTORY PORTFOLIOS II VICTORYSHS INTL |
| UJB | PROSHARES TR ULTRA HIGH YLD |
| UK | UCOMMUNE INTERNATIONAL LTD COM |
| UKOMW | UCOMMUNE INTERNATIONAL LTD WT EXP 111725 |
| UL | UNILEVER PLC SPON ADR NEW |
| ULBI | ULTRALIFE CORP COM |

| | |
|---|---|
| ULCC | FRONTIER GROUP HLDGS INC COM |
| ULE | PROSHARES TR II PSH ULTRA EURO |
| ULH | UNIVERSAL LOGISTICS HLDGS INC COM |
| ULST | SSGA ACTIVE ETF TR ULT SHT TRM BD |
| ULTA | ULTA BEAUTY INC COM |
| ULTR | INDEXIQ ACTIVE ETF TR IQ ULTR SHT DU |
| ULVM | VICTORY PORTFOLIOS II VICTORYSHS INDEX |
| UMBF | UMB FINL CORP COM |
| UMC | UNITED MICROELECTRONICS CORP SPON ADR NEW |
| UMDD | PROSHARES TR ULTRA MDCAP400 |
| UMH | UMH PPTYS INC COM |
| UMH-C | UMH PPTYS INC 6.75% CUM PFD C |
| UMH-D | UMH PPTYS INC 6.375% CUM PFD D |
| UMI | USCF ETF TR MIDSTREAM ENERGY |
| UMPQ | UMPQUA HLDGS CORP COM |
| UNAM | UNICO AMERN CORP COM |
| UNB | UNION BANKSHARES INC COM |
| UNCY | UNICYCIVE THERAPEUTICS INC COM |
| UNF | UNIFIRST CORP MASS COM |
| UNFI | UNITED NAT FOODS INC COM |
| UNG | UNITED STS NAT GAS FD LP UNIT PAR |
| UNH | UNITEDHEALTH GROUP INC COM |
| UNIT | UNITI GROUP INC COM |
| UNL | UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT |
| UNM | UNUM GROUP COM |
| UNMA | UNUM GROUP 6.250% JR NT58 |
| UNP | UNION PAC CORP COM |
| UNTY | UNITY BANCORP INC COM |
| UNVR | UNIVAR SOLUTIONS USA INC COM |
| UONE | URBAN ONE INC CL A |
| UONEK | URBAN ONE INC CL D NON VTG |
| UPC | UNIVERSE PHARMACEUTICALS INC SHS |
| UPH | UPHEALTH INC COM |
| UPH+ | UPHEALTH INC WT EXP 060826 |

| | |
|---|---|
| UPLD | UPLAND SOFTWARE INC COM |
| UPRO | PROSHARES TR ULTRPRO S&P500 |
| UPS | UNITED PARCEL SERVICE INC CL B |
| UPST | UPSTART HLDGS INC COM |
| UPV | PROSHARES TR ULT FTSE EUROPE |
| UPW | PROSHARES TR PSHS ULTRA UTIL |
| UPWK | UPWORK INC COM |
| URA | GLOBAL X FDS GLOBAL X URANIUM |
| URBN | URBAN OUTFITTERS INC COM |
| URE | PROSHARES TR ULT R/EST NEW |
| URG | UR-ENERGY INC COM |
| URGN | UROGEN PHARMA LTD COM |
| URI | UNITED RENTALS INC COM |
| URNM | EXCHANGE TRADED CONCEPTS TR NORTH SHOR GBL |
| UROY | URANIUM RTY CORP COM |
| URTH | ISHARES INC MSCI WORLD ETF |
| URTY | PROSHARES TR ULTR RUSSL2000 |
| USA | LIBERTY ALL STAR EQUITY FD SH BEN INT |
| USAC | USA COMPRESSION PARTNERS LP COMUNIT LTDPAR |
| USAI | PACER FDS TR AMERCN ENRGY IND |
| USAK | USA TRUCK INC COM |
| USAP | UNIVERSAL STAINLESS & ALLOY PR COM |
| USAS | AMERICAS GOLD AND SILVER CORP COM |
| USAU | U S GOLD CORP COM NEW |
| USB | US BANCORP DEL COM NEW |
| USB-A | US BANCORP DEL DEP PFD SER A |
| USB-H | US BANCORP DEL PFD B 1/1000DP |
| USB-M | US BANCORP DEL DEP SHS PFD F |
| USB-P | US BANCORP DEL DEP PERP PFD K |
| USB-Q | US BANCORP DEL DEP PER PFD SR L |
| USB-R | US BANCORP DEL 4% DEP PFD SER M |
| USCI | UNITED STS COMMODITY INDEX FD COMM IDX FND |
| USCR | U S CONCRETE INC COM |
| USD | PROSHARES TR PSHS ULT SEMICDT |

| | |
|---|---|
| USDP | USD PARTNERS LP COM UT REP LTD |
| USDU | WISDOMTREE TR BLMBG US BULL |
| USEG | U S ENERGY CORP WYO COM |
| USFD | US FOODS HLDG CORP COM |
| USFR | WISDOMTREE TR FLOATNG RAT TREA |
| USI | PRINCIPAL EXCHANGE-TRADED FDS ULTRA SHT ACTV |
| USIG | ISHARES TR USD INV GRDE ETF |
| USIO | USIO INC COM |
| USL | UNITED STS 12 MONTH OIL FD LP UNIT BEN INT |
| USLB | INVESCO EXCH TRADED FD TR II RUSEL 1000 LOW |
| USLM | UNITED STS LIME & MINERALS INC COM |
| USM | UNITED STATES CELLULAR CORP COM |
| USMC | PRINCIPAL EXCHANGE-TRADED FDS US MEGA CP ETF |
| USML | UBS AG LONDON BRANCH CAL LKD 51 |
| USNA | USANA HEALTH SCIENCES INC COM |
| USO | UNITED STS OIL FD LP UNITS |
| USOI | CREDIT SUISSE NASSAU BRANCH XLINK CRD ETN37 |
| USPH | U S PHYSICAL THERAPY COM |
| USRT | ISHARES TR CRE U S REIT ETF |
| USSG | DBX ETF TR XTRCKR MSCI US |
| UST | PROSHARES TR ULTR 7-10 TREA |
| USTB | VICTORY PORTFOLIOS II VICTORYSHS SHORT |
| USVM | VICTORY PORTFOLIOS II VICTORYSHS SMLCP |
| USWS | US WELL SERVICES INC CL A |
| USWSW | US WELL SERVICES INC WT EXP 031524 |
| USX | U S XPRESS ENTERPRISES INC COM CL A |
| USXF | ISHARES TR ESG MSCI USA ETF |
| UTES | ETFIS SER TR I VIRTUS REAVES UT |
| UTF | COHEN & STEERS INFRASTRUCTURE COM |
| UTG | REAVES UTIL INCOME FD COM SH BEN INT |
| UTHR | UNITED THERAPEUTICS CORP DEL COM |
| UTI | UNIVERSAL TECHNICAL INST INC COM |
| UTL | UNITIL CORP COM |
| UTMD | UTAH MED PRODS INC COM |

| | |
|---|---|
| UTME | UTIME LTD SHS |
| UTRN | EXCHANGE TRADED CONCEPTS TR VSPR US LC ETF |
| UTSI | UTSTARCOM HOLDINGS CORP SHS NEW |
| UTSL | DIREXION SHS ETF TR DLY UTLTIES 3X |
| UTZ | UTZ BRANDS INC COM CL A |
| UUP | INVESCO DB US DLR INDEX TR BULLISH FD |
| UUU | UNIVERSAL SEC INSTRS INC COM NEW |
| UUUU | ENERGY FUELS INC COM NEW |
| UUUU+ | ENERGY FUELS INC WT EXP 092021 |
| UVE | UNIVERSAL INS HLDGS INC COM |
| UVSP | UNIVEST FINANCIAL CORPORATION COM |
| UVV | UNIVERSAL CORP VA COM |
| UWM | PROSHARES TR PSHS ULTRUSS2000 |
| UWMC | UWM HOLDINGS CORPORATION COM CL A |
| UWMC+ | UWM HOLDINGS CORPORATION WT EXP 012126 |
| UXI | PROSHARES TR PSHS ULTRA INDL |
| UXIN | UXIN LTD ADS |
| UYG | PROSHARES TR ULTRA FNCLS NEW |
| UYM | PROSHARES TR PSHS ULT BASMATL |
| UZA | UNITED STATES CELLULAR CORP CALL SR NT 60 |
| UZD | UNITED STATES CELLULAR CORP 6.25% SR NT 69 |
| UZE | UNITED STATES CELLULAR CORP 5.500% SNR NT 70 |
| UZF | UNITED STATES CELLULAR CORP NT 70 |
| V | VISA INC COM CL A |
| VABK | VIRGINIA NATL BANKSHARES CORP COM |
| VABS | VIRTUS ETF TR II NEWFLEET ABS MBS |
| VAC | MARRIOTT VACATIONS WORLDWIDE C COM |
| VACC | VACCITECH PLC ADS |
| VACQ | VECTOR ACQUISITION CORP COM CL A |
| VACQU | VECTOR ACQUISITION CORP UNIT EXP 093027 |
| VACQW | VECTOR ACQUISITION CORP WT EXP 093027 |
| VAL | VALARIS LIMITED CL A |
| VAL+ | VALARIS LIMITED WT EXP 042928 |
| VALE | VALE S A SPONSORED ADS |

| | |
|---|---|
| VALN | VALNEVA SE SPONSORED ADS |
| VALQ | AMERICAN CENTY ETF TR STOXX US QUALT |
| VALT | ETF MANAGERS TR ETFMG SIT ULTR |
| VALU | VALUE LINE INC COM |
| VAPO | VAPOTHERM INC COM |
| VAQC | VECTOR ACQUISITION CORP II CL A SHS |
| VAW | VANGUARD WORLD FDS MATERIALS ETF |
| VB | VANGUARD INDEX FDS SMALL CP ETF |
| VBF | INVESCO BD FD COM |
| VBFC | VILLAGE BK & TR FINL CORP COM NEW |
| VBIV | VBI VACCINES INC CDA COM NEW |
| VBK | VANGUARD INDEX FDS SML CP GRW ETF |
| VBLT | VASCULAR BIOGENICS LTD COM |
| VBND | ETF SER SOLUTIONS VIDENT CORE US |
| VBR | VANGUARD INDEX FDS SM CP VAL ETF |
| VBTX | VERITEX HLDGS INC COM |
| VC | VISTEON CORP COM NEW |
| VCAR | SIMPLIFY EXCHANGE TRADED FUNDS VOLT ROBOCAR DI |
| VCEL | VERICEL CORP COM |
| VCF | DELAWARE INVTS COLO MUN INCOME COM |
| VCIF | VERTICAL CAP INCOME FD SHS BEN INT |
| VCIT | VANGUARD SCOTTSDALE FDS INT-TERM CORP |
| VCKA | VICKERS VANTAGE CORP I SHS |
| VCKAU | VICKERS VANTAGE CORP I UNIT EX 091527 |
| VCKAW | VICKERS VANTAGE CORP I WT EXP 091527 |
| VCLO | SIMPLIFY EXCHANGE TRADED FUNDS VOLT CLOUD CYB |
| VCLT | VANGUARD SCOTTSDALE FDS LG-TERM COR BD |
| VCNX | VACCINEX INC COM |
| VCR | VANGUARD WORLD FDS CONSUM DIS ETF |
| VCRA | VOCERA COMMUNICATIONS INC COM |
| VCSH | VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD |
| VCTR | VICTORY CAP HLDGS INC COM CL A |
| VCV | INVESCO CALIF VALUE MUN INCOME COM |
| VCVC | 10X CAPITAL VENTURE ACQU CORP COM CL A |

| | |
|---|---|
| VCVCU | 10X CAPITAL VENTURE ACQU CORP UNIT EXP 102125 |
| VCVCW | 10X CAPITAL VENTURE ACQU CORP WT EXP 102927 |
| VCYT | VERACYTE INC COM |
| VDC | VANGUARD WORLD FDS CONSUM STP ETF |
| VDE | VANGUARD WORLD FDS ENERGY ETF |
| VEA | VANGUARD TAX-MANAGED INTL FD FTSE DEV MKT ETF |
| VEC | VECTRUS INC COM |
| VECO | VEECO INSTRS INC DEL COM |
| VECT | VECTIVBIO HLDG AG ORD SHS |
| VEDL | VEDANTA LIMITED SPONSORED ADR |
| VEEV | VEEVA SYS INC CL A COM |
| VEGA | ADVISORSHARES TR STAR GLOB BUYW |
| VEGI | ISHARES INC GLB AGRIC PR ETF |
| VEGN | ETF SER SOLUTIONS US VEGAN CLIMA |
| VEI | VINE ENERGY INC CL A |
| VEL | VELOCITY FINL INC COM |
| VELO | VELOCITY ACQUISITION CORP COM CL A |
| VELOU | VELOCITY ACQUISITION CORP UNIT |
| VELOW | VELOCITY ACQUISITION CORP WT EXP 022428 |
| VEMCU | VELOCITY MERGER CORP UNIT EXP |
| VENA | VENUS ACQUISITION CORPORATION SHS |
| VENAR | VENUS ACQUISITION CORPORATION RT |
| VENAU | VENUS ACQUISITION CORPORATION UNIT EX 020124 |
| VENAW | VENUS ACQUISITION CORPORATION WT EXP 043027 |
| VEON | VEON LTD SPONSORED ADR |
| VER | VEREIT INC COM |
| VER-F | VEREIT INC PFD SER F |
| VERA | VERA THERAPEUTICS INC CL A |
| VERB | VERB TECHNOLOGY CO INC COM |
| VERBW | VERB TECHNOLOGY CO INC WT EXP 031424 |
| VERI | VERITONE INC COM |
| VERO | VENUS CONCEPT INC COM |
| VERU | VERU INC COM |
| VERV | VERVE THERAPEUTICS INC COM |

| | |
|---|---|
| VERX | VERTEX INC CL A |
| VERY | VERICITY INC COM |
| VET | VERMILION ENERGY INC COM |
| VETS | PACER FDS TR MILTRY TIMS ETF |
| VEU | VANGUARD INTL EQUITY INDEX FDS ALLWRLD EX US |
| VFC | V F CORP COM |
| VFF | VILLAGE FARMS INTL INC COM |
| VFH | VANGUARD WORLD FDS FINANCIALS ETF |
| VFIN | SIMPLIFY EXCHANGE TRADED FUNDS VOLT FINTECH DIS |
| VFL | DELAWARE INVTS NATL MUN INCOME SH BEN INT |
| VG | VONAGE HLDGS CORP COM |
| VGI | VIRTUS GLOBAL MULTI-SECTOR INC COM |
| VGII | VIRGIN GROUP ACQUISIT CORP II SHS CL A |
| VGII+ | VIRGIN GROUP ACQUISIT CORP II WT EXP 031326 |
| VGII= | VIRGIN GROUP ACQUISIT CORP II UNIT EX 031326 |
| VGIT | VANGUARD SCOTTSDALE FDS INTER TERM TREAS |
| VGK | VANGUARD INTL EQUITY INDEX FDS FTSE EUROPE ETF |
| VGLT | VANGUARD SCOTTSDALE FDS LONG TERM TREAS |
| VGM | INVESCO TR INVT GRADE MUNS COM |
| VGR | VECTOR GROUP LTD COM |
| VGSH | VANGUARD SCOTTSDALE FDS SHORT TERM TREAS |
| VGT | VANGUARD WORLD FDS INF TECH ETF |
| VGZ | VISTA GOLD CORP COM NEW |
| VHAQ | VIVEON HEALTH ACQUISITION CORP COMMON STOCK |
| VHAQ+ | VIVEON HEALTH ACQUISITION CORP WT EXP |
| VHAQ= | VIVEON HEALTH ACQUISITION CORP UNIT |
| VHAQ^ | VIVEON HEALTH ACQUISITION CORP RT |
| VHC | VIRNETX HLDG CORP COM |
| VHI | VALHI INC NEW COM |
| VHT | VANGUARD WORLD FDS HEALTH CAR ETF |
| VIAC | VIACOMCBS INC CL B |
| VIACA | VIACOMCBS INC CL A |
| VIACP | VIACOMCBS INC 5.75% CONV PFD A |
| VIAO | VIA OPTRONICS AG SPONSORED ADS |

| | |
|---|---|
| VIAV | VIAVI SOLUTIONS INC COM |
| VICE | ADVISORSHARES TR VICE E T F |
| VICI | VICI PPTYS INC COM |
| VICR | VICOR CORP COM |
| VIDI | ETF SER SOLUTIONS VIDENT INTL EQ |
| VIEW | VIEW INC COM CL A |
| VIEWW | VIEW INC WT EXP 030826 |
| VIG | VANGUARD SPECIALIZED FUNDS DIV APP ETF |
| VIGI | VANGUARD WHITEHALL FDS INTL DVD ETF |
| VIH | VPC IMPACT ACQUISITION HLDNGS SHS CL A |
| VIHAU | VPC IMPACT ACQUISITION HLDNGS UNIT EXP 092225 |
| VIHAW | VPC IMPACT ACQUISITION HLDNGS WT EXP 102227 |
| VII | 7GC & CO HOLDINGS INC COM CL A |
| VIIAU | 7GC & CO HOLDINGS INC UNIT EXP 122325 |
| VIIAW | 7GC & CO HOLDINGS INC WT EXP 122325 |
| VINC | VINCERX PHARMA INC COM NEW |
| VINO | GAUCHO GROUP HLDGS INC COM NEW |
| VINP | VINCI PARTNERS INVTS LTD COM CL A |
| VIOG | VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH |
| VIOO | VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX |
| VIOT | VIOMI TECHNOLOGY CO LTD SPONSORED ADS |
| VIOV | VANGUARD ADMIRAL FDS INC SMLCP 600 VAL |
| VIPS | VIPSHOP HOLDINGS LIMITED SPONSORED ADS A |
| VIR | VIR BIOTECHNOLOGY INC COM |
| VIRC | VIRCO MFG CO COM |
| VIRI | VIRIOS THERAPEUTICS INC COM |
| VIRT | VIRTU FINL INC CL A |
| VIRX | VIRACTA THERAPEUTICS INC COM |
| VIS | VANGUARD WORLD FDS INDUSTRIAL ETF |
| VISL | VISLINK TECHNOLOGIES INC COM |
| VIST | VISTA OIL & GAS SAB DE CV SPONSORED ADS |
| VITL | VITAL FARMS INC COM |
| VIV | TELEFONICA BRASIL SA NEW ADR |
| VIVE | VIVEVE MED INC COM NEW |

| | |
|---|---|
| VIVO | MERIDIAN BIOSCIENCE INC COM |
| VJET | VOXELJET AG ADS |
| VKI | INVESCO ADVANTAGE MUN INCOME T SH BEN INT |
| VKQ | INVESCO MUN TR COM |
| VKTX | VIKING THERAPEUTICS INC COM |
| VLAT | VALOR LATITUDE ACQUISITN CORP CLASS A ORD SHS |
| VLATU | VALOR LATITUDE ACQUISITN CORP UNIT EX 040226 |
| VLATW | VALOR LATITUDE ACQUISITN CORP WT EXP 040226 |
| VLDR | VELODYNE LIDAR INC COM |
| VLDRW | VELODYNE LIDAR INC WT EXP 092925 |
| VLGEA | VILLAGE SUPER MKT INC CL A NEW |
| VLO | VALERO ENERGY CORP COM |
| VLON | VALLON PHARMACEUTICALS INC COM |
| VLRS | CONTROLADORA VUELA COMP DE AVI SPON ADR RP 10 |
| VLT | INVESCO HIGH INCOME TR II COM |
| VLU | SPDR SER TR SPDR S&P1500VL |
| VLY | VALLEY NATL BANCORP COM |
| VLYPO | VALLEY NATL BANCORP 5.50% PFD SER B |
| VLYPP | VALLEY NATL BANCORP 6.25% PFD SER A |
| VMAC | VISTAS MEDIA ACQUISITION CO IN COM CL A |
| VMACU | VISTAS MEDIA ACQUISITION CO IN UNIT EXP 080325 |
| VMACW | VISTAS MEDIA ACQUISITION CO IN WT EXP 080126 |
| VMAR | VISION MARINE TECHNOLOGIES INC COM |
| VMBS | VANGUARD SCOTTSDALE FDS MORTG-BACK SEC |
| VMC | VULCAN MATLS CO COM |
| VMD | VIEMED HEALTHCARE INC COM |
| VMEO | VIMEO INC COMMON STOCK |
| VMI | VALMONT INDS INC COM |
| VMM | DELAWARE INVTS MINN MUN INCOME COM |
| VMO | INVESCO MUN OPPORTUNITY TR COM |
| VMW | VMWARE INC CL A COM |
| VNCE | VINCE HLDG CORP COM NEW |
| VNDA | VANDA PHARMACEUTICALS INC COM |
| VNE | VEONEER INC COM |

| | |
|---|---|
| VNET | 21VIANET GROUP INC SPONSORED ADS A |
| VNLA | JANUS DETROIT STR TR HENDRSN SHRT ETF |
| VNMC | NATIXIS ETF TRUST II VAUGHAN NLSN MDC |
| VNO | VORNADO RLTY TR SH BEN INT |
| VNO-K | VORNADO RLTY TR PFD SER K |
| VNO-L | VORNADO RLTY TR PFD SER L 5.40% |
| VNO-M | VORNADO RLTY TR 5.25% CUM PFD M |
| VNO-N | VORNADO RLTY TR 5.25 PFD SR N |
| VNOM | VIPER ENERGY PARTNERS LP COM UNT RP INT |
| VNQ | VANGUARD INDEX FDS REAL ESTATE ETF |
| VNQI | VANGUARD INTL EQUITY INDEX FDS GLB EX US ETF |
| VNRX | VOLITIONRX LTD COM |
| VNSE | NATIXIS ETF TRUST II VAUGHAN NELSN SL |
| VNT | VONTIER CORPORATION COM |
| VNTR | VENATOR MATLS PLC SHS |
| VO | VANGUARD INDEX FDS MID CAP ETF |
| VOC | VOC ENERGY TR TR UNIT |
| VOD | VODAFONE GROUP PLC NEW SPONSORED ADR |
| VOE | VANGUARD INDEX FDS MCAP VL IDXVIP |
| VOLT | VOLT INFORMATION SCIENCES INC COM |
| VONE | VANGUARD SCOTTSDALE FDS VNG RUS1000IDX |
| VONG | VANGUARD SCOTTSDALE FDS VNG RUS1000GRW |
| VONV | VANGUARD SCOTTSDALE FDS VNG RUS1000VAL |
| VOO | VANGUARD INDEX FDS S&P 500 ETF SHS |
| VOOG | VANGUARD ADMIRAL FDS INC 500 GRTH IDX F |
| VOOV | VANGUARD ADMIRAL FDS INC 500 VAL IDX FD |
| VOR | VOR BIOPHARMA INC COM |
| VOSO | VIRTUOSO ACQUISITION CORP COM CL A |
| VOSOU | VIRTUOSO ACQUISITION CORP UNIT EX 011425 |
| VOSOW | VIRTUOSO ACQUISITION CORP WT EXP 013128 |
| VOT | VANGUARD INDEX FDS MCAP GR IDXVIP |
| VOX | VANGUARD WORLD FDS COMM SRVC ETF |
| VOXX | VOXX INTL CORP CL A |
| VOYA | VOYA FINANCIAL INC COM |

| | |
|---|---|
| VOYA-B | VOYA FINANCIAL INC 5.35% DP PFD B |
| VPC | ETFIS SER TR I VIRTUS PVT CR |
| VPCB | VPC IMPACT ACQUISITION HLDG II CLASS A ORD |
| VPCBU | VPC IMPACT ACQUISITION HLDG II UNIT EXP 030526 |
| VPCBW | VPC IMPACT ACQUISITION HLDG II WT EXP 030526 |
| VPCC | VPC IMPACT ACQU HOLDI III INC COM CL A |
| VPCC+ | VPC IMPACT ACQU HOLDI III INC WT EXP 030926 |
| VPCC= | VPC IMPACT ACQU HOLDI III INC UNIT |
| VPG | VISHAY PRECISION GROUP INC COM |
| VPL | VANGUARD INTL EQUITY INDEX FDS FTSE PACIFIC ETF |
| VPN | GLOBAL X FDS DATA CTR REITS |
| VPOP | SIMPLIFY EXCHANGE TRADED FUNDS VOLT POP CULTURE |
| VPU | VANGUARD WORLD FDS UTILITIES ETF |
| VPV | INVESCO PA VALUE MUN INC TR COM |
| VRA | VERA BRADLEY INC COM |
| VRAI | ETFIS SER TR I VIRTUS REAL AS |
| VRAY | VIEWRAY INC COM |
| VRCA | VERRICA PHARMACEUTICALS INC COM |
| VRDN | VIRIDIAN THERAPEUTICS INC COM |
| VREX | VAREX IMAGING CORP COM |
| VRIG | INVESCO ACTIVELY MANAGED ETF VAR RATE INVT |
| VRM | VROOM INC COM |
| VRME | VERIFYME INC COM NEW |
| VRMEW | VERIFYME INC WT EXP 062225 |
| VRNA | VERONA PHARMA PLC SPONSORED ADS |
| VRNS | VARONIS SYS INC COM |
| VRNT | VERINT SYS INC COM |
| VRP | INVESCO EXCH TRADED FD TR II VAR RATE PFD |
| VRPX | VIRPAX PHARMACEUTICALS INC COM |
| VRRM | VERRA MOBILITY CORP COM |
| VRS | VERSO CORP CL A |
| VRSK | VERISK ANALYTICS INC COM |
| VRSN | VERISIGN INC COM |
| VRT | VERTIV HOLDINGS CO COM CL A |

| VRTS | VIRTUS INVT PARTNERS INC COM |
|------|------------------------------|
| VRTV | VERITIV CORP COM |
| VRTX | VERTEX PHARMACEUTICALS INC COM |
| VS | VERSUS SYSTEMS INC COM NEW |
| VSAT | VIASAT INC COM |
| VSDA | VICTORY PORTFOLIOS II VICSHS DV AC ETF |
| VSEC | VSE CORP COM |
| VSH | VISHAY INTERTECHNOLOGY INC COM |
| VSL | ETF SER SOLUTIONS VOLSHARES LARG |
| VSLU | ETF OPPORTUNITIES TRUST APPLIED FINA VAL |
| VSMV | VICTORY PORTFOLIOS II VICTORYSHS US |
| VSS | VANGUARD INTL EQUITY INDEX FDS FTSE SMCAP ETF |
| VSSYW | VERSUS SYSTEMS INC WT EXP 121725 |
| VST | VISTRA CORP COM |
| VST+A | VISTRA CORP WT EXP 020224 |
| VSTA | VASTA PLATFORM LTD CL A |
| VSTM | VERASTEM INC COM |
| VSTO | VISTA OUTDOOR INC COM |
| VT | VANGUARD INTL EQUITY INDEX FDS TT WRLD ST ETF |
| VTA | INVESCO DYNAMIC CR OPPORTUNITI COM |
| VTAQ | VENTOUX CCM ACQUISITION CORP COM |
| VTAQR | VENTOUX CCM ACQUISITION CORP RT |
| VTAQU | VENTOUX CCM ACQUISITION CORP UNIT EXP 093025 |
| VTAQW | VENTOUX CCM ACQUISITION CORP WT EXP 093025 |
| VTC | VANGUARD SCOTTSDALE FDS TOTAL CORP BND |
| VTEB | VANGUARD MUN BD FDS TAX EXEMPT BD |
| VTGN | VISTAGEN THERAPEUTICS INC COM NEW |
| VTHR | VANGUARD SCOTTSDALE FDS VNG RUS3000IDX |
| VTI | VANGUARD INDEX FDS TOTAL STK MKT |
| VTIP | VANGUARD MALVERN FDS STRM INFPROIDX |
| VTIQ | VECTOIQ ACQUISITION CORP II COM CL A |
| VTIQU | VECTOIQ ACQUISITION CORP II UNIT |
| VTIQW | VECTOIQ ACQUISITION CORP II WT EXP 010728 |
| VTN | INVESCO TR INVT GRADE NEW YORK COM |

| | |
|---|---|
| VTNR | VERTEX ENERGY INC COM |
| VTOL | BRISTOW GROUP INC COM |
| VTR | VENTAS INC COM |
| VTRN | VICTORY PORTFOLIOS II VICTRYSHS VETERN |
| VTRS | VIATRIS INC COM |
| VTRU | VITRU LTD COM |
| VTSI | VIRTRA INC COM PAR |
| VTV | VANGUARD INDEX FDS VALUE ETF |
| VTVT | VTV THERAPEUTICS INC CL A |
| VTWG | VANGUARD SCOTTSDALE FDS VNG RUS2000GRW |
| VTWO | VANGUARD SCOTTSDALE FDS VNG RUS2000IDX |
| VTWV | VANGUARD SCOTTSDALE FDS VNG RUS2000VAL |
| VUG | VANGUARD INDEX FDS GROWTH ETF |
| VUSE | ETF SER SOLUTIONS VIDENTCORE EQ FD |
| VUZI | VUZIX CORP COM NEW |
| VV | VANGUARD INDEX FDS LARGE CAP ETF |
| VVI | VIAD CORP COM |
| VVNT | VIVINT SMART HOME INC COM CL A |
| VVOS | VIVOS THERAPEUTICS INC COM |
| VVPR | VIVOPOWER INTERNATIONAL PLC SHS |
| VVR | INVESCO SR INCOME TR COM |
| VVV | VALVOLINE INC COM |
| VWE | VINTAGE WINE ESTATES INC COM |
| VWO | VANGUARD INTL EQUITY INDEX FDS FTSE EMR MKT ETF |
| VWOB | VANGUARD WHITEHALL FDS EMERG MKT BD ETF |
| VWTR | VIDLER WATER RESOUCES INC COM |
| VXF | VANGUARD INDEX FDS EXTEND MKT ETF |
| VXRT | VAXART INC COM NEW |
| VXUS | VANGUARD STAR FDS VG TL INTL STK F |
| VYGG | VY GLOBAL GROWTH COM CL A |
| VYGG+ | VY GLOBAL GROWTH WT EXP 013030 |
| VYGG= | VY GLOBAL GROWTH UNIT |
| VYGR | VOYAGER THERAPEUTICS INC COM |
| VYM | VANGUARD WHITEHALL FDS HIGH DIV YLD |

| | |
|---|---|
| VYMI | VANGUARD WHITEHALL FDS INTL HIGH ETF |
| VYNE | VYNE THERAPEUTICS INC COM |
| VYNT | VYANT BIO INC COM |
| VZ | VERIZON COMMUNICATIONS INC COM |
| VZIO | VIZIO HLDG CORP CL A COM |
| W | WAYFAIR INC CL A |
| WAB | WABTEC COM |
| WABC | WESTAMERICA BANCORPORATION COM |
| WAFD | WASHINGTON FED INC COM |
| WAFDP | WASHINGTON FED INC 4.875% DEP PFD A |
| WAFU | WAH FU EDUCATION GROUP LIMITED SHS |
| WAL | WESTERN ALLIANCE BANCORP COM |
| WALA | WESTERN ALLIANCE BANCORP SUB DEBENTURS 56 |
| WALD | WALDENCAST ACQUISITION CORP CLASS A ORD SHS |
| WALDU | WALDENCAST ACQUISITION CORP UNIT EX 031126 |
| WALDW | WALDENCAST ACQUISITION CORP WT EXP 031126 |
| WANT | DIREXION SHS ETF TR DLY CNMSR BULL |
| WARR | WARRIOR TECHNOLOGIES ACQUI CO COM CL A |
| WARR+ | WARRIOR TECHNOLOGIES ACQUI CO WT EXP 033128 |
| WARR= | WARRIOR TECHNOLOGIES ACQUI CO UNIT EX 033128 |
| WASH | WASHINGTON TR BANCORP INC COM |
| WAT | WATERS CORP COM |
| WATT | ENERGOUS CORP COM |
| WB | WEIBO CORP SPONSORED ADR |
| WBA | WALGREENS BOOTS ALLIANCE INC COM |
| WBIF | ABSOLUTE SHS TR WBI BBR VAL 3000 |
| WBIG | ABSOLUTE SHS TR WBI BBR YLD 3000 |
| WBII | ABSOLUTE SHS TR WBI BBR GBL INME |
| WBIL | ABSOLUTE SHS TR WBI BBR QTY 3000 |
| WBIT | ABSOLUTE SHS TR WBI BULBEAR TR |
| WBIY | ABSOLUTE SHS TR WBI PWR FCTR ETF |
| WBK | WESTPAC BANKING CORP SPONSORED ADR |
| WBND | LEGG MASON ETF INVT TR WESTN ASET TTL |
| WBS | WEBSTER FINL CORP CONN COM |

| | |
|---|---|
| WBS-F | WEBSTER FINL CORP CONN DEP SHS RP PFD F |
| WBT | WELBILT INC COM |
| WCBR | WISDOMTREE TR CYBERSECURITY FD |
| WCC | WESCO INTL INC COM |
| WCC-A | WESCO INTL INC DP SH FXRT PFD A |
| WCLD | WISDOMTREE TR CLOUD COMPUTNG |
| WCN | WASTE CONNECTIONS INC COM |
| WD | WALKER & DUNLOP INC COM |
| WDAY | WORKDAY INC CL A |
| WDC | WESTERN DIGITAL CORP. COM |
| WDFC | WD 40 CO COM |
| WDH | WATERDROP INC ADS |
| WDI | WESTERN ASSET DIVERSIFIED INCM COM SHS BEN INT |
| WDIV | SPDR INDEX SHS FDS S&P GLBDIV ETF |
| WEA | WESTERN ASSET PREMIER BD FD SHS BEN INT |
| WEAT | TEUCRIUM COMMODITY TR WHEAT FD |
| WEBL | DIREXION SHS ETF TR DAILY DJ BULL |
| WEBS | DIREXION SHS ETF TR DAILY DJ BEAR |
| WEC | WEC ENERGY GROUP INC COM |
| WEI | WEIDAI LTD SPONS ADS |
| WELL | WELLTOWER INC COM |
| WEN | WENDYS CO COM |
| WERN | WERNER ENTERPRISES INC COM |
| WES | WESTERN MIDSTREAM PARTNERS LP COM UNIT LP INT |
| WETF | WISDOMTREE INVTS INC COM |
| WEX | WEX INC COM |
| WEYS | WEYCO GROUP INC COM |
| WF | WOORI FINL GROUP INC SPONSORED ADS |
| WFC | WELLS FARGO CO NEW COM |
| WFC-A | WELLS FARGO CO NEW DEP SH PFD CL A |
| WFC-C | WELLS FARGO & CO NEW 4.37 DP A PFD CC |
| WFC-L | WELLS FARGO CO NEW PERP PFD CNV A |
| WFC-O | WELLS FARGO CO NEW DEP1/1000PF CL A |
| WFC-Q | WELLS FARGO CO NEW DEP SHS 1/1000 A |

| | |
|---|---|
| WFC-R | WELLS FARGO CO NEW DEP 1/1000 PFD A |
| WFC-X | WELLS FARGO CO NEW PFD SER X CL A |
| WFC-Y | WELLS FARGO CO NEW NON CUM PFD Y |
| WFC-Z | WELLS FARGO CO NEW DP PF CL A SR Z |
| WFCF | WHERE FOOD COMES FROM INC COM NEW |
| WFG | WEST FRASER TIMBER CO LTD COM |
| WFH | DIREXION SHS ETF TR WORK FROM HOME |
| WFRD | WEATHERFORD INTL PLC ORD SHS |
| WGLD | WILSHIRE WSHARES ENHNCD GLD TR UNITS FRACTIONAL |
| WGO | WINNEBAGO INDS INC COM |
| WGRO | WISDOMTREE TR U S GRWT & MNTM |
| WH | WYNDHAM HOTELS & RESORTS INC COM |
| WHD | CACTUS INC CL A |
| WHF | WHITEHORSE FIN INC COM |
| WHFBZ | WHITEHORSE FIN INC 6.50% NT 25 |
| WHG | WESTWOOD HLDGS GROUP INC COM |
| WHLM | WILHELMINA INTL INC COM NEW |
| WHLR | WHEELER REAL ESTATE INVT TR COM NEW |
| WHLRD | WHEELER REAL ESTATE INVT TR PFD CNV SER D |
| WHLRP | WHEELER REAL ESTATE INVT TR CV PFD SER B |
| WHR | WHIRLPOOL CORP COM |
| WIA | WESTERN ASST INFLTN LKD INM FD COM SH BEN INT |
| WILC | G WILLI FOOD INTL LTD ORD |
| WIMI | WIMI HOLOGRAM CLOUD INC SPON ADS CL B |
| WINA | WINMARK CORP COM |
| WINC | LEGG MASON ETF INVT TR WESTN AST SHRT |
| WING | WINGSTOP INC COM |
| WINT | WINDTREE THERAPEUTICS INC COM |
| WIP | SPDR SER TR FTSE INT GVT ETF |
| WIRE | ENCORE WIRE CORP COM |
| WISA | SUMMIT WIRELESS TECH INC COM NEW |
| WISH | CONTEXTLOGIC INC COM CL A |
| WIT | WIPRO LTD SPON ADR 1 SH |
| WIW | WESTERN AST INFL LKD OPP & INM COM |

| | |
|---|---|
| WIX | WIX COM LTD SHS |
| WIZ | ALPHA ARCHITECT ETF TR MERLYN AI BULL |
| WK | WORKIVA INC COM CL A |
| WKEY | WISEKEY INTERNATIONAL HLDS LTD SPON ADS |
| WKHS | WORKHORSE GROUP INC COM NEW |
| WKLY | TIDAL ETF TR SOFI WEEKLY DIVI |
| WKME | WALKME LTD ORD SHS |
| WLDN | WILLDAN GROUP INC COM |
| WLFC | WILLIS LEASE FIN CORP COM |
| WLK | WESTLAKE CHEM CORP COM |
| WLKP | WESTLAKE CHEM PARTNERS LP COM UNIT RP LP |
| WLL | WHITING PETE CORP NEW COM NEW |
| WLMS | WILLIAMS INDL SVCS GROUP INC COM |
| WLTW | WILLIS TOWERS WATSON PLC LTD SHS |
| WM | WASTE MGMT INC DEL COM |
| WMB | WILLIAMS COS INC COM |
| WMC | WESTERN ASSET MTG CAP CORP COM |
| WMG | WARNER MUSIC GROUP CORP COM CL A |
| WMK | WEIS MKTS INC COM |
| WMPN | WILLIAM PENN BANCORPORATION COM |
| WMS | ADVANCED DRAIN SYS INC DEL COM |
| WMT | WALMART INC COM |
| WNC | WABASH NATL CORP COM |
| WNEB | WESTERN NEW ENG BANCORP INC COM |
| WNS | WNS HLDGS LTD SPON ADR |
| WNW | WUNONG NET TECHNOLOGY CO LTD ORD SHS |
| WOMN | IMPACT SHS FDS I TR YWCA WOMENS ETF |
| WOOD | ISHARES TR GL TIMB FORE ETF |
| WOOF | PETCO HEALTH & WELLNESS CO INC COM |
| WOR | WORTHINGTON INDS INC COM |
| WORK | SLACK TECHNOLOGIES INC COM CL A |
| WORX | SCWORX CORP COM |
| WOW | WIDEOPENWEST INC COM |
| WPC | WP CAREY INC COM |

| | |
|---|---|
| WPCA | WARBURG PINCUS CAPTAL CORP I A SHS CL A |
| WPCA+ | WARBURG PINCUS CAPTAL CORP I A WT EXP |
| WPCA= | WARBURG PINCUS CAPTAL CORP I A UNIT |
| WPCB | WARBURG PINCUS CAPTAL CORP I B SHS CL A |
| WPCB+ | WARBURG PINCUS CAPTAL CORP I B WT EXP |
| WPCB= | WARBURG PINCUS CAPTAL CORP I B UNIT |
| WPF | FOLEY TRASIMENE ACQUISTN CORP COM CL A |
| WPF+ | FOLEY TRASIMENE ACQUISTN CORP WT EXP 052625 |
| WPF= | FOLEY TRASIMENE ACQUISTN CORP UNIT |
| WPG | WASHINGTON PRIME GROUP NEW COM |
| WPG-H | WASHINGTON PRIME GROUP NEW 7.5% CM PFD H |
| WPG-I | WASHINGTON PRIME GROUP NEW 6.875 PFD SER I |
| WPM | WHEATON PRECIOUS METALS CORP COM |
| WPP | WPP PLC NEW ADR |
| WPRT | WESTPORT FUEL SYSTEMS INC COM NEW |
| WPS | ISHARES TR INTL DEVPPTY ETF |
| WRAP | WRAP TECHNOLOGIES INC COM |
| WRB | BERKLEY W R CORP COM |
| WRB-E | BERKLEY W R CORP 5.70% SB DB 2058 |
| WRB-F | BERKLEY W R CORP CAL SUB DEB 59 |
| WRB-G | BERKLEY W R CORP 4.25% DEB 60 |
| WRB-H | BERKLEY W R CORP 4.125 % SUB 61 |
| WRE | WASHINGTON REAL ESTATE INVT TR SH BEN INT |
| WRI | WEINGARTEN RLTY INVS SH BEN INT |
| WRK | WESTROCK CO COM |
| WRLD | WORLD ACCEP CORPORATION COM |
| WRN | WESTERN COPPER & GOLD CORP COM |
| WSBC | WESBANCO INC COM |
| WSBCP | WESBANCO INC 6.75% DP PFD A |
| WSBF | WATERSTONE FINL INC MD COM |
| WSC | WILLSCOT MOBIL MINI HLDNG CORP COM CL A |
| WSFS | WSFS FINL CORP COM |
| WSM | WILLIAMS SONOMA INC COM |
| WSO | WATSCO INC COM |

| | |
|---|---|
| WSO.B | WATSCO INC CL B CONV |
| WSR | WHITESTONE REIT COM |
| WST | WEST PHARMACEUTICAL SVSC INC COM |
| WSTG | WAYSIDE TECHNOLOGY GROUP INC COM |
| WTBA | WEST BANCORPORATION INC CAP STK |
| WTER | ALKALINE WTR CO INC COM NEW |
| WTFC | WINTRUST FINL CORP COM |
| WTFCM | WINTRUST FINL CORP PFD-D FIX/FLT |
| WTFCP | WINTRUST FINL CORP 6.875 DP SH PF E |
| WTI | W & T OFFSHORE INC COM |
| WTM | WHITE MTNS INS GROUP LTD COM |
| WTMF | WISDOMTREE TR FUTRE STRAT FD |
| WTRE | WATFORD HLDGS LTD SHS |
| WTREP | WATFORD HLDGS LTD 8.5% CUM RED PFD |
| WTRG | ESSENTIAL UTILS INC COM |
| WTRH | WAITR HLDGS INC COM |
| WTRU | ESSENTIAL UTILS INC UNIT 04/30/22 |
| WTS | WATTS WATER TECHNOLOGIES INC CL A |
| WTT | WIRELESS TELECOM GROUP INC COM |
| WTTR | SELECT ENERGY SVCS INC CL A COM |
| WU | WESTERN UN CO COM |
| WVE | WAVE LIFE SCIENCES LTD SHS |
| WVFC | WVS FINL CORP COM |
| WVVI | WILLAMETTE VY VINEYARD INC COM |
| WVVIP | WILLAMETTE VY VINEYARD INC RED PFD SER A |
| WW | WW INTL INC COM |
| WWD | WOODWARD INC COM |
| WWE | WORLD WRESTLING ENTMT INC CL A |
| WWJD | NORTHERN LTS FD TR IV INTRNTINL ESG |
| WWOW | DIREXION SHS ETF TR WORLD WITHOUT |
| WWR | WESTWATER RES INC COM NEW |
| WWW | WOLVERINE WORLD WIDE INC COM |
| WY | WEYERHAEUSER CO MTN BE COM NEW |
| WYNN | WYNN RESORTS LTD COM |

| | |
|---|---|
| WYY | WIDEPOINT CORP COMMON |
| X | UNITED STATES STL CORP NEW COM |
| XAIR | BEYOND AIR INC COM |
| XAR | SPDR SER TR AEROSPACE DEF |
| XBI | SPDR SER TR S&P BIOTECH |
| XBIO | XENETIC BIOSCIENCES INC COM |
| XBIOW | XENETIC BIOSCIENCES INC WT EXP 071924 |
| XBIT | XBIOTECH INC COM |
| XBUY | AMPLIFY ETF TR INTL ONLINE |
| XCEM | COLUMBIA ETF TR II EM CORE EX ETF |
| XCUR | EXICURE INC COM |
| XDIV | METAURUS EQUITY COMPONENT TR US EQT EX 2027 |
| XEC | CIMAREX ENERGY CO COM |
| XEL | XCEL ENERGY INC COM |
| XELA | EXELA TECHNOLOGIES INC COM NEW |
| XELB | XCEL BRANDS INC COM NEW |
| XENE | XENON PHARMACEUTICALS INC COM |
| XENT | INTERSECT ENT INC COM |
| XERS | XERIS PHARMACEUTICALS INC COM |
| XES | SPDR SER TR OILGAS EQUIP |
| XFLT | XAI OCTAGON FLOATING RATE & AL COM |
| XFLT-A | XAI OCTAGON FLOATING RATE & AL 6.50% 26 TRM PFD |
| XFOR | X4 PHARMACEUTICALS INC COM |
| XGN | EXAGEN INC COM |
| XHB | SPDR SER TR S&P HOMEBUILD |
| XHE | SPDR SER TR HLTH CR EQUIP |
| XHR | XENIA HOTELS & RESORTS INC COM |
| XHS | SPDR SER TR HLTH CARE SVCS |
| XIN | XINYUAN REAL ESTATE CO LTD SPONS ADR |
| XITK | SPDR SER TR FACTST INV ETF |
| XL | XL FLEET CORP COM CL A |
| XLB | SELECT SECTOR SPDR TR SBI MATERIALS |
| XLC | SELECT SECTOR SPDR TR COMMUNICATION |
| XLE | SELECT SECTOR SPDR TR ENERGY |

| | |
|---|---|
| XLF | SELECT SECTOR SPDR TR FINANCIAL |
| XLG | INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50 |
| XLI | SELECT SECTOR SPDR TR SBI INT-INDS |
| XLK | SELECT SECTOR SPDR TR TECHNOLOGY |
| XLNX | XILINX INC COM |
| XLP | SELECT SECTOR SPDR TR SBI CONS STPLS |
| XLRE | SELECT SECTOR SPDR TR RL EST SEL SEC |
| XLRN | ACCELERON PHARMA INC COM |
| XLSR | SSGA ACTIVE TR SPDR SSGA US SCT |
| XLU | SELECT SECTOR SPDR TR SBI INT-UTILS |
| XLV | SELECT SECTOR SPDR TR SBI HEALTHCARE |
| XLY | SELECT SECTOR SPDR TR SBI CONS DISCR |
| XM | QUALTRICS INTL INC COM CL A |
| XME | SPDR SER TR S&P METALS MNG |
| XMHQ | INVESCO EXCHANGE TRADED FD TR S&P MDCP QUALITY |
| XMLV | INVESCO EXCH TRADED FD TR II S&P MIDCP LOW |
| XMMO | INVESCO EXCHANGE TRADED FD TR S&P MDCP MOMNTUM |
| XMVM | INVESCO EXCHANGE TRADED FD TR S&P MDCP VLU MNT |
| XNCR | XENCOR INC COM |
| XNET | XUNLEI LTD SPONSORED ADR |
| XNTK | SPDR SER TR NYSE TECH ETF |
| XOG | EXTRACTION OIL & GAS INC COM |
| XOM | EXXON MOBIL CORP COM |
| XOMA | XOMA CORP DEL COM NEW |
| XOMAO | XOMA CORP DEL 8.375% DP PFD B |
| XOMAP | XOMA CORP DEL 8.625% CUM PFD A |
| XONE | EXONE CO COM |
| XOP | SPDR SER TR S&P OILGAS EXP |
| XOUT | GRANITESHARES ETF TR XOUT US LRG CP |
| XP | XP INC CL A |
| XPDI | POWER & DIGITAL INFRA ACQ CORP COM CL A |
| XPDIU | POWER & DIGITAL INFRA ACQ CORP UNIT |
| XPDIW | POWER & DIGITAL INFRA ACQ CORP WT EXP 021228 |
| XPEL | XPEL INC COM |

| | |
|---|---|
| XPER | XPERI HOLDING CORP COM |
| XPEV | XPENG INC ADS |
| XPH | SPDR SER TR S&P PHARMAC |
| XPL | SOLITARIO ZINC CORP COM |
| XPND | FIRST TR EXCHNG TRADED FD VIII EXPANDED TECHNOL |
| XPO | XPO LOGISTICS INC COM |
| XPOA | DPCM CAP INC COM CL A |
| XPOA+ | DPCM CAP INC WT EXP 101427 |
| XPOA= | DPCM CAP INC UNIT |
| XPP | PROSHARES TR ULT FTSE CHIN 50 |
| XRAY | DENTSPLY SIRONA INC COM |
| XRLV | INVESCO EXCH TRADED FD TR II S&P 500 EX RAT |
| XRT | SPDR SER TR S&P RETAIL ETF |
| XRX | XEROX HOLDINGS CORP COM NEW |
| XSD | SPDR SER TR S&P SEMICNDCTR |
| XSLV | INVESCO EXCH TRADED FD TR II S&P SMLCP LOW |
| XSMO | INVESCO EXCHANGE TRADED FD TR S&P SMLCP MOMENT |
| XSOE | WISDOMTREE TR EM EX ST-OWNED |
| XSPA | XPRESSPA GROUP INC COM |
| XSVM | INVESCO EXCHANGE TRADED FD TR S&P SMCP VLU MNT |
| XSW | SPDR SER TR COMP SOFTWARE |
| XT | ISHARES TR EXPONENTIAL TECH |
| XTL | SPDR SER TR S&P TELECOM |
| XTLB | XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE |
| XTN | SPDR SER TR S&P TRANSN ETF |
| XTNT | XTANT MED HLDGS INC COM NEW |
| XVOL | TIDAL ETF TR ACRUENCE ACTIVE |
| XWEB | SPDR SER TR S&P INTERNET ETF |
| XXII | 22ND CENTY GROUP INC COM |
| XYF | X FINL SPONSORED ADS |
| XYL | XYLEM INC COM |
| XYLD | GLOBAL X FDS S&P 500 COVERED |
| XYLG | GLOBAL X FDS S&P 500 COVERED |
| Y | ALLEGHANY CORP MD COM |

| | |
|---|---|
| YAC | YUCAIPA ACQUISITION CORP COM |
| YAC+ | YUCAIPA ACQUISITION CORP WT EXP |
| YAC= | YUCAIPA ACQUISITION CORP UNIT |
| YALA | YALLA GROUP LTD ADS |
| YANG | DIREXION SHS ETF TR DAILY FTSE CHINA |
| YCBD | CBDMD INC COM |
| YCBD-A | CBDMD INC 8% SER A CUM PFD |
| YCL | PROSHARES TR II ULTRA YEN NEW |
| YCS | PROSHARES TR II ULTRASHORT YEN N |
| YELL | YELLOW CORP COM |
| YELP | YELP INC CL A |
| YETI | YETI HLDGS INC COM |
| YEXT | YEXT INC COM |
| YGMZ | MINGZHU LOGISTICS HLDGS LTD COM |
| YI | 111 INC ADS |
| YINN | DIREXION SHS ETF TR DL FTSE BLL 3X |
| YJ | YUNJI INC ADS RP CL A |
| YLD | PRINCIPAL EXCHANGE-TRADED FDS ACTV INCM ETF |
| YLDE | LEGG MASON ETF INVT TR CLEARBRIDGE DI |
| YMAB | Y-MABS THERAPEUTICS INC COM |
| YMM | FULL TRUCK ALLIANCE CO LTD SPONSORED ADS |
| YMTX | YUMANITY THERAPEUTICS INC COM |
| YNDX | YANDEX N V SHS CLASS A |
| YOLO | ADVISORSHARES TR PURE CANNABIS |
| YORW | YORK WTR CO COM |
| YPF | YPF SOCIEDAD ANONIMA SPON ADR CL D |
| YQ | 17 ED & TECHNOLOGY GROUP INC ADS |
| YRD | YIREN DIGITAL LTD SPONSORED ADS |
| YSAC | YELLOWSTONE ACQUISITION CO COM CL A |
| YSACU | YELLOWSTONE ACQUISITION CO UNIT EXP 102225 |
| YSACW | YELLOWSTONE ACQUISITION CO WT EXP 102125 |
| YSG | YATSEN HLDG LTD ADS |
| YTEN | YIELD10 BIOSCIENCE INC COM |
| YTPG | TPG PACE BENEFICIAL II CORP COMMON STOCK |

| | |
|---|---|
| YTRA | YATRA ONLINE INC ORD SHS |
| YUM | YUM BRANDS INC COM |
| YUMC | YUM CHINA HLDGS INC COM |
| YVR | LIQUID MEDIA GROUP LTD NEW COM NEW |
| YXI | PROSHARES TR SHT FTSE CHIN 50 |
| YY | JOYY INC ADS REPSTG COM A |
| YYY | AMPLIFY ETF TR HIGH INCOME |
| Z | ZILLOW GROUP INC CL C CAP STK |
| ZBH | ZIMMER BIOMET HOLDINGS INC COM |
| ZBRA | ZEBRA TECHNOLOGIES CORPORATION CL A |
| ZCMD | ZHONGCHAO INC CL A |
| ZDGE | ZEDGE INC CL B |
| ZEAL | ZEALAND PHARMA A/S SPONSORED ADR |
| ZEN | ZENDESK INC COM |
| ZEPP | ZEPP HEALTH CORPORATION SPONSORED ADS |
| ZETA | ZETA GLOBAL HOLDINGS CORP CL A |
| ZEUS | OLYMPIC STEEL INC COM |
| ZEV | LIGHTNING EMOTORS INC COM |
| ZEV+ | LIGHTNING EMOTORS INC WT EXP 051825 |
| ZG | ZILLOW GROUP INC CL A |
| ZGNX | ZOGENIX INC COM NEW |
| ZGYH | YUNHONG INTL CL A SHS |
| ZGYHR | YUNHONG INTL RT |
| ZGYHU | YUNHONG INTL UNIT EX |
| ZGYHW | YUNHONG INTL WT EXP 013127 |
| ZH | ZHIHU INC ADS |
| ZI | ZOOMINFO TECHNOLOGIES INC COM CL A |
| ZIG | ETF SER SOLUTIONS ACQUIRERS FD |
| ZIM | ZIM INTEGRATED SHIPPING SERV SHS |
| ZION | ZIONS BANCORPORATION N A COM |
| ZIONL | ZIONS BANCORPORATION N A SUB NT FX/FLT 28 |
| ZIONO | ZIONS BANCORPORATION N A DEP 1/40TH PFD |
| ZIONP | ZIONS BANCORPORATION N A PFD 1/40 SER A |
| ZIOP | ZIOPHARM ONCOLOGY INC COM |

| | |
|---|---|
| ZIP | ZIPRECRUITER INC CL A |
| ZIVO | ZIVO BIOSCIENCE INC COM NEW |
| ZIVOW | ZIVO BIOSCIENCE INC WT EXP 051426 |
| ZIXI | ZIX CORP COM |
| ZKIN | ZK INTL GROUP CO LTD SHS |
| ZLAB | ZAI LAB LTD ADR |
| ZM | ZOOM VIDEO COMMUNICATIONS INC CL A |
| ZME | ZHANGMEN ED INC SPONSORED ADS |
| ZNGA | ZYNGA INC CL A |
| ZNH | CHINA SOUTHERN AIRLINES CO LTD SPON ADR CL H |
| ZNTE | ZANITE ACQUISITION CORP COM CL A |
| ZNTEU | ZANITE ACQUISITION CORP UNIT EXP 100825 |
| ZNTEW | ZANITE ACQUISITION CORP WT EXP 100825 |
| ZNTL | ZENTALIS PHARMACEUTICALS INC COM |
| ZOM | ZOMEDICA CORP COM |
| ZROZ | PIMCO ETF TR 25YR+ ZERO U S |
| ZS | ZSCALER INC COM |
| ZSAN | ZOSANO PHARMA CORP COM NEW |
| ZSL | PROSHARES TR II PSHS ULSSLVR NEW |
| ZTAQU | ZIMMER ENERGY TRANSITION ACQU UNIT EX 061626 |
| ZTO | ZTO EXPRESS CAYMAN INC SPONSORED ADS A |
| ZTR | VIRTUS GLOBAL DIVID & INCOME F COM |
| ZTS | ZOETIS INC CL A |
| ZUMZ | ZUMIEZ INC COM |
| ZUO | ZUORA INC COM CL A |
| ZVO | ZOVIO INC COM |
| ZWRK | Z-WORK ACQUISITION CORP COM CL A |
| ZWRKU | Z-WORK ACQUISITION CORP UNIT |
| ZWRKW | Z-WORK ACQUISITION CORP WT EXP 010426 |
| ZY | ZYMERGEN INC COM |
| ZYME | ZYMEWORKS INC COM |
| ZYNE | ZYNERBA PHARMACEUTICALS INC COM |
| ZYXI | ZYNEX INC COM |
| | |